Exhibit 99.1

GIVEN IMAGING LTD.

December 24, 2013

To the Shareholders of Given Imaging Ltd.:

You are cordially invited to attend the Special General Meeting of Shareholders of Given Imaging Ltd. (the “Company” or our “Company”), to be held at our head offices, at Hermon Building, New Industrial Park, Yoqneam 20692, Israel, on January 23, 2014, at 4:00 p.m., (Israel time) and thereafter as it may be adjourned from time to time (the “Special Meeting”).

As you may know, on December 8, 2013, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Covidien Group S.a.r.l. (“Parent”), a Luxembourg company and an indirect, wholly-owned subsidiary of Covidien plc (“Covidien”), and Rioja Israel (2013) Ltd. (“Merger Sub”), an Israeli company and a wholly-owned subsidiary of Parent.  At the Special Meeting, you will be asked to consider and vote on a resolution for (a) the approval of (i) the Merger Agreement; (ii) the merger of Merger Sub with and into the Company, following which Merger Sub will cease to exist as a separate legal entity and the Company will become a wholly-owned subsidiary of the Parent; (iii) the consideration of US$30.00 in cash (the “Merger Consideration”), without interest and subject to applicable withholding taxes, for each ordinary share of the Company (the “Ordinary Share”) held by the Company’s shareholders as of immediately prior to the effective time of the Merger; (iv) the accelerated vesting of (if unvested) and the cancellation of each outstanding option to purchase the Ordinary Shares in exchange for the right to receive an amount of cash equal to the product of the excess, if any, of the Merger Consideration over the applicable exercise price of such option, and the total number of Ordinary Shares underlying such option, without interest and subject to applicable withholding taxes; (v) the accelerated vesting of (if unvested) and cancellation of each outstanding restricted stock unit (“RSU”) in exchange for the right to receive a lump sum cash payment equal to the product of the Merger Consideration and the number of Ordinary Shares subject to such RSU, without interest and subject to applicable withholding taxes; and (vi) all other transactions contemplated by the Merger Agreement and related to the Merger, including with respect to insurance, indemnification and compensation items relating to directors and officers of the Company, as described in detail in the Company’s proxy statement and (b) the determination that the foregoing is in the best interest of the Company (collectively, the “Merger Proposal”).

Our Board of Directors has: (i) determined that the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement are fair to, and in the best interests of, our Company and its shareholders and that, considering the financial position of the merging companies, no reasonable concern exists that the surviving corporation will be unable to fulfill the obligations of our Company to its creditors; (ii) approved the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement; (iii) adopted further resolutions supporting the transactions contemplated by the Merger Agreement; and (iv) determined to recommend that the shareholders of our Company approve the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement.

OUR BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE “FOR” APPROVAL OF THE MERGER PROPOSAL.

Approval of the Merger Proposal will require the affirmative vote of holders at least seventy-five percent (75%) of the Ordinary Shares present, in person or by proxy, and voting on the Merger Proposal (votes abstaining shall not be taken into account), provided that either (i) such 75% (or more) majority includes at least the majority of the total votes of shareholders who are not “controlling shareholders” of the Company and do not have a “personal interest” (as both terms are defined in the Israeli Companies Law, 1999) in the Merger Proposal, present and voting at the Special Meeting in person or by proxy (votes abstaining shall not be taken into account in counting the above-referenced shareholder votes), or (ii) the total number of Ordinary Shares of the shareholders mentioned in clause (i) above that are voted against the approval of the Merger Proposal does not exceed two percent (2%) of the total voting rights in the Company.  Record holders of our outstanding Ordinary Shares as of the close of business on December 23, 2013, the record date for the Special Meeting, are entitled to notice of, and to vote at, the Special Meeting, and are entitled to one vote at the Special Meeting per Ordinary Share held.  Our outstanding Ordinary Shares constitute the only outstanding class of our share capital.

Enclosed with this letter you will find a copy of the Notice of the Special Meeting originally published by the Company on December 16, 2013 (as amended and restated), and the Proxy Statement for the Special Meeting. The enclosed Proxy Statement and the attachments thereto contain important information about the Special Meeting, the Merger Agreement, the Merger, and all the other transactions contemplated by the Merger Agreement and you are urged to read them carefully and in their entirety.

YOUR VOTE IS IMPORTANT REGARDLESS OF THE NUMBER OF ORDINARY SHARES YOU OWN.  ACCORDINGLY, YOU ARE REQUESTED TO PROMPTLY COMPLETE, SIGN AND DATE THE ENCLOSED PROXY CARD AND RETURN IT IN THE ENVELOPE PROVIDED, WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING. THIS WILL NOT PREVENT YOU FROM VOTING YOUR ORDINARY SHARES IN PERSON IF YOU SUBSEQUENTLY CHOOSE TO ATTEND THE MEETING.

Thank you for your cooperation.

/s/ Israel Makov Israel Makov Chairman of the Board of Directors

GIVEN IMAGING LTD.

NOTICE OF SPECIAL GENERAL MEETING OF SHAREHOLDERS
(As Amended and Restated)

To the Shareholders of Given Imaging Ltd. (the “Company”):

A Special General Meeting of Shareholders of the Company (the “Special Meeting”) will be held at the Company’s head offices, at Hermon Building, New Industrial Park, Yoqneam 20692, Israel, on Thursday, January 23, 2014, at 4:00 p.m., local time, for the following purposes (the “Proposal”):

The approval of (i) the Agreement and Plan of Merger dated as of December 8, 2013 (the “Merger Agreement”) by and among the Company, Covidien Group S.a.r.l. (“Parent”), a Luxembourg company and an indirect, wholly-owned subsidiary of Covidien plc, and Rioja Israel (2013) Ltd. (“Merger Sub”), an Israeli company and a wholly-owned subsidiary of Parent; (ii) the merger of Merger Sub with and into the Company in accordance with Sections 314-327 of the Israeli Companies Law, 1999 (the “ICL”), following which Merger Sub will cease to exist as a separate legal entity and the Company will become a wholly-owned subsidiary of the Parent (the “Merger”); (iii) the payment of consideration of US$30.00 in cash (the “Merger Consideration”), without interest and subject to applicable withholding taxes, for each ordinary share in the Company NIS 0.05 per share (the “Ordinary Shares”) held by the Company’s shareholders as of immediately prior to the effective time of the Merger; (iv) the accelerated vesting and cancellation of each outstanding option to purchase the Ordinary Shares, in exchange for the right to receive an amount of cash equal to product of the excess, if any, of the Merger Consideration over the applicable exercise price of such option, and the total number of Ordinary Shares underlying such option, without interest and subject to applicable withholding taxes; (v) the accelerated vesting and cancellation of each outstanding restricted stock unit (“RSU”), in exchange for the right to receive a lump sum cash payment equal to the product of the Merger Consideration and the number of Ordinary Shares subject to such RSU, without interest and subject to applicable withholding taxes; and (vi) all other transactions contemplated by the Merger Agreement and related to the Merger, including with respect to insurance, indemnification and compensation items, as are detailed in the Company’s proxy statement for the Special Meeting.

Further information regarding the Proposal will be included in the Company’s proxy statement, which will be mailed to the Company’s shareholders in advance of the Special Meeting.  The proxy statement will be furnished to the United States Securities and Exchange Commission (the “SEC”) on Form 6-K and will be available to the public on the SEC’s website at http://www.sec.gov, and, in addition, at http://www.magna.isa.gov.il or http://maya.tase.co.il. A form of proxy card will be enclosed with the proxy statement. A Hebrew version of the proxy card, in accordance with regulations promulgated under the ICL, is filed with the Israeli Securities Authority (“ISA”) and Tel Aviv Stock Exchange Ltd. (the “TASE”). All Ordinary Shares represented by properly executed proxies received prior to or at the Special Meeting and not revoked prior to, or at, the Special Meeting in accordance with the procedures described in the proxy statement, will be voted as specified in the instructions indicated in such proxies. If no instructions are indicated, such proxies will not be voted at the Special Meeting.

Record Date

Only shareholders of record at the close of business on December 23, 2013 (the “Record Date”), will be entitled to receive notice of, and to vote at, the Special Meeting.

A shareholder, whose Ordinary Shares are registered with a member of TASE, is required to prove his or her share ownership to vote at the Special Meeting. Such shareholder shall provide the Company with an ownership certificate (as of the Record Date) from that TASE member and is entitled to receive the ownership certificate in the branch of that TASE member or, if the shareholder so requests, by mail to his or her address (in consideration of mailing fees only). Such a request should be made in advance for a particular securities account.

 Quorum and Voting

Pursuant to the Company’s articles of association, the quorum required for the Special Meeting consists of at least two shareholders present, in person or by proxy, who hold or represent between them at least one-third of the Company’s issued and outstanding share capital. Broker non-votes and abstentions will be counted as present at the meeting for the purpose of determining whether a quorum is present.  A broker non-vote occurs when a bank, broker or other nominee holding ordinary shares for a beneficial owner does not vote on a particular proposal because the nominee does not have discretionary voting power with respect to that proposal and has not received voting instructions from the beneficial owner. While counted for quorum purposes, abstentions and broker non-votes will not be treated as voting shares and will not have any effect on whether the requisite vote is obtained for all matters placed before shareholders for their vote.

The approval of the Proposal requires the affirmative vote of holders of at least seventy-five percent (75%) of the Ordinary Shares present, in person or by proxy, and voting on the Proposal (votes abstaining shall not be taken into account), provided that either (i) such 75% (or more) majority includes at least the majority of the total votes of shareholders who are not “controlling shareholders” of the Company and do not have a “personal interest” (as both terms are defined in the ICL) in the Proposal, present and voting at the Special Meeting in person or by proxy (votes abstaining shall not be taken into account in counting the above-referenced shareholder votes), or (ii) the total number of Ordinary Shares of the shareholders mentioned in clause (i) above that are voted against the approval of the Proposal does not exceed two percent (2%) of the total voting rights in the Company.

Position Statements by Shareholders

Shareholders are allowed to apply in writing, through the Company, to the other shareholders of the Company in order to solicit their vote on items on the agenda of the Special Meeting (“Position Notice”). Position Notices must be in English and may be sent to the Company’s offices at the address below. Any Position Notice received will be furnished to the SEC on Form 6-K, and will be made available to the public on the SEC’s website at http://www.sec.gov, and, in addition, athttp://www.magna.isa.gov.il and http://maya.tase.co.il. The last date for issuance of such Position Notices to the Company is January 2, 2014.

A shareholder whose Ordinary Shares are registered with a TASE member and are not registered on the Company’s shareholder’s register is entitled to receive from the TASE member who holds the Ordinary Shares on the shareholder’s behalf, by e-mail, for no charge, a link to the text of proxy card and to the Position Notices posted on the ISA website, unless the shareholder notified the TASE member that he or she is not interested; provided, that such notice was provided with respect to a particular securities account prior to the Record Date.

All shareholders are entitled to contact the Company directly and receive the text of the proxy materials and any Position Notice. Once made available to the public as described above, such documents will also be available for inspection at the Company’s offices, which are located at Hermon Building, 2 Hacarmel St., New Industrial Park Yoqneam, 20692 Israel, during regular business hours and subject to prior coordination. The Company’s phone number is +972.4.909.7777.

/s/ Israel Makov Israel Makov Chairman of the Board of Directors

v

IT IS IMPORTANT THAT THE ENCLOSED PROXY CARD BE
COMPLETED, SIGNED, DATED AND RETURNED PROMPTLY

PROXY STATEMENT

SPECIAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON THURSDAY, JANUARY 23, 2014

INTRODUCTION

We are furnishing this Proxy Statement to our shareholders in connection with the solicitation by our Board of Directors of proxies to be used at a special general meeting of shareholders (which, as it may be adjourned or postponed from time to time, we refer to as the Special Meeting), to be held at our head offices located at Hermon Building, New Industrial Park, Yoqneam 20692, Israel, on January 23, 2014, at 4:00 p.m. (Israel time) and thereafter as it may be adjourned from time to time.  We are first mailing this Proxy Statement, the accompanying notice, letter to shareholders and proxy card on or about December 27, 2013 to the holders of our Ordinary Shares entitled to notice of, and to vote at, the Special Meeting.  All references to “Given Imaging,” “the Company,” “we,” “us,” “our” and “our Company,” or words of like import, are references to Given Imaging Ltd. and its subsidiaries, references to “you” and “your” refer to our shareholders and all references to “$” or to “US$” are to United States dollars and all references to “NIS” are to New Israeli Shekels.

At the Special Meeting, shareholders will be asked to consider and vote on the approval of the Merger Proposal, including the following:

(i)
the Agreement and Plan of Merger dated as of December 8, 2013 (which we refer to as the Merger Agreement) by and among the Company, Covidien Group S.a.r.l., a Luxembourg company (which we refer to as Parent) and an indirect, wholly-owned subsidiary of Covidien plc (which we refer to as Covidien), and Rioja Israel (2013) Ltd., an Israeli company and a wholly-owned subsidiary of Parent (which we refer to as Merger Sub);

(ii)
the merger of Merger Sub with and into the Company pursuant to Sections 314-327 of the Companies Law, 5759-1999 of the State of Israel (which, together with the regulations promulgated thereunder, we refer to as the ICL), following which Merger Sub will cease to exist as a separate legal entity and the Company will become a wholly-owned subsidiary of the Parent (which we refer to as the Merger);

(iii)
the consideration of US$30.00 in cash (which we refer to as the Merger Consideration), without interest and subject to applicable withholding taxes, for each ordinary share of the Company, par value NIS 0.05 per share (which we refer to as an Ordinary Share) held by the Company’s shareholders as of immediately prior to the effective time of the Merger;

(iv)
the accelerated vesting (if unvested) and cancellation of each outstanding option to purchase the Ordinary Shares in exchange for the right to receive an amount of cash equal to the product of the excess, if any, of the Merger Consideration over the applicable exercise price of such option, and the total number of Ordinary Shares underlying such option, without interest and subject to applicable withholding taxes;

(v)
the accelerated vesting (if unvested) and cancellation of each outstanding restricted stock unit of the Company (which we refer to as an RSU) in exchange for the right to receive a lump sum cash payment equal to the product of the Merger Consideration and the number of Ordinary Shares subject to such RSU, without interest and subject to applicable withholding taxes;

(vi)
all other transactions and arrangements contemplated by the Merger Agreement, including the Indemnification Amendment and Arrangements, the D&O Insurance Arrangements and the Other Compensation Matters (in each case as defined and described under “The Merger–Interests of Our Directors and Executive Officers in the Merger Proposal” beginning on page 72); and

(vii)	that the Merger Proposal is in the best interest of the Company.

OUR BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE “FOR” APPROVAL OF THE MERGER PROPOSAL.

Shareholders Entitled to Vote

Shareholders of record who held Ordinary Shares at the close of business on December 23, 2013 (which we refer to as the Record Date), are entitled to notice of, and to vote at, the Special Meeting.

Shareholders registered in the Company’s shareholders registry and shareholders who hold shares through members of the Tel Aviv Stock Exchange Ltd. (which we refer to as the TASE) may vote through the enclosed form of proxy by completing, signing, dating and mailing the proxy with a copy of their identity card, passport or certificate of incorporation, as the case may be, to the Company’s offices. A Hebrew version of the proxy card, in accordance with regulations promulgated under the ICL, was filed with the Israeli Securities Authority and the TASE and may be also used for such voting. Shareholders who hold shares through members of the TASE and intend to vote their shares either in person or by proxy must deliver to the Company an ownership certificate confirming their ownership of the Company’s shares on the record date, which must be certified by a recognized financial institution, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting) of 2000, as amended.

In addition, shareholders who, as of the Record Date, held Ordinary Shares through a bank, broker or other nominee which is a shareholder of record of the Company or which appears in the participant list of a securities depository, are considered to be beneficial owners of shares held in “street name”.  These proxy materials are being forwarded to beneficial owners by your bank, broker or other nominee that is considered the holder of record.  Beneficial owners have the right to direct how their shares should be voted and are also invited to attend the Special Meeting, but may not actually vote their shares in person at the Special Meeting.  The bank, broker or other nominee that is a shareholder of record has enclosed a voting instruction card for you to use in directing the holder of record how to vote the shares.

As of December 23, 2013, the record date for the Special Meeting, there were 32,986,082 Ordinary Shares issued, outstanding and entitled to one vote each upon each of the matters to be presented at the Special Meeting.

Quorum

Pursuant to the Company’s Articles of Association, the quorum required for the Special Meeting consists of at least two shareholders present, in person or by proxy, who hold or represent between them at least one-third of the Company’s issued share capital. Broker non-votes and abstentions will be counted as present at the meeting for the purpose of determining whether a quorum is present.  A broker non-vote occurs when a bank, broker or other nominee holding Ordinary Shares for a beneficial owner does not vote on a particular proposal because the nominee does not have discretionary voting power with respect to that proposal and has not received instructions from the beneficial owner. While counted for quorum purposes, abstentions and broker non-votes will not be treated as voting shares and will not have any effect on whether the requisite vote is obtained for all matters placed before shareholders for their vote.

Vote Required

Provided that a quorum is present, approval of the Merger Proposal will require the affirmative vote of holders at least seventy-five percent (75%) of the Ordinary Shares present, in person or by proxy, and voting on the Merger Proposal (votes abstaining shall not be taken into account), provided that either (i) such 75% (or more) majority includes at least the majority of the total votes of shareholders who are not “controlling shareholders” of the Company and do not have a “personal interest” (as both terms are defined in the ICL) in the Merger Proposal, present and voting at the Special Meeting in person or by proxy (votes abstaining shall not be taken into account in counting the above-referenced shareholder votes), or (ii) the total number of Ordinary Shares of the shareholders mentioned in clause (i) above that are voted against the approval of the Merger Proposal does not exceed two percent (2%) of the total voting rights in the Company.

Under the ICL, in general, a person will be deemed to be a controlling shareholder if the person has the power to direct the activities of the Company, other than solely as a result of serving as a director or officer of the Company.  A person is presumed to be a controlling shareholder if holding (i) 50% or more of any type of controlling means in the Company, or (ii) 25% or more of the voting rights in the Company, if no other person holds more than 50% of the voting rights in the Company.

Under the ICL, a person is deemed to have a “personal interest” in the Merger Proposal if this person, or certain members of this person’s family or a company that is affiliated with this person or with such members of this person’s family (namely, a company in which this person or any such family member serves as a director or chief executive officer, has the right to appoint a director or the chief executive officer, or owns 5% or more of the outstanding shares) has a personal interest in the adoption of such proposal.  However, a person is not deemed to have a “personal interest” in the adoption of the Merger Proposal if this person’s interest in the Merger Proposal arises solely from this person’s ownership of the Company’s Ordinary Shares. The term “personal interest” also includes a personal interest of an individual voting via a power of attorney given by a third party (even if the empowering shareholder has no personal interest), and the vote of an attorney-in-fact shall be considered a personal interest vote if the empowering shareholder has a personal interest, in each case regardless of whether the attorney-in-fact has the discretion in the voting.

Certain major shareholders of the Company – Discount Investment Corporation Ltd. (which we refer to as DIC), Elron Electronic Industries, Ltd. (which we refer to as Elron) and RDC Rafael Development Corporation Ltd. (which we refer to as RDC and, together with Elron and DIC, the Principal Shareholders) – are deemed controlling shareholders of the Company for purpose of the Merger Proposal. Based on an amendment to their beneficial ownership report on Schedule 13D filed by the Principal Shareholders on December 16, 2013 (which we refer to as the December 16 Schedule 13D), as of December 8, 2013, the Principal Shareholders collectively owned 14,184,348 Ordinary Shares, representing approximately 43.0% of all of the Ordinary Shares outstanding (see “Beneficial Ownership of Ordinary Shares—Major Shareholders” on page 102).  In addition, concurrently with the execution of the Merger Agreement, Parent entered into a voting agreement (referred to as the Voting Agreement) with DIC, which owned, based on the December 16 Schedule 13D, 4,719,528 Ordinary Shares as of December 8, 2013, representing approximately 14.3% of the Company’s outstanding Ordinary Shares.  Under the Voting Agreement, DIC has agreed and has granted a proxy to Parent, subject to the terms and conditions of the Voting Agreement, to vote all of the Ordinary Shares owned by DIC in favor of the approval of the Merger Agreement, the Merger and all of the other transactions contemplated by the Merger Agreement.  Due to the fact that DIC has, under the Voting Agreement, granted a proxy to Parent to vote its Ordinary Shares in favor of the Merger Proposal at the Special Meeting, and in light of Parent’s personal interest in the Merger Proposal, DIC might be deemed to have a “personal interest” in the Merger Proposal. In addition, due to the fact that DIC is deemed the controlling shareholder of Elron and RDC, Elron and RDC might also be deemed to have a “personal interest” in the Merger Proposal. The Principal Shareholders could also be deemed to have, for the sake of caution, a personal interest in the Merger Proposal due to their prior attempt to sell their stake in the Company. In light of the foregoing, including the Principal Shareholders’ status as controlling shareholders of the Company and their potential personal interest in the Merger Proposal, all of the Ordinary Shares held by the Principal Shareholders are excluded for the sake of caution for purposes of determining whether the majority referred to in clause (i) of the vote required to approve the Merger Proposal was obtained.

For purpose of the Merger Proposal, our directors and executive officers are deemed to have a “personal interest” in the Merger Proposal and, accordingly, all of the Ordinary Shares held by our directors and executive officers are also excluded for purposes of determining whether the majority referred to in clause (i) of the vote required to approve the Merger Proposal is obtained.  As of December 20, 2013, our directors and executive officers collectively own 367,740 Ordinary Shares (excluding the Ordinary Shares held by the Principal Shareholders, with respect to which our directors and executive officers disclaim beneficial ownership), representing approximately 1.1% of all of the Ordinary Shares outstanding (see “The Merger–Interests of Our Directors and Executive Officers in the Merger Proposal” beginning on page 72).

Pursuant to Section 320(c) of the ICL, in the event that shares of a merging company are held by the other merging company or by a person holding 25% or more of any kind of means of control in the other merging company, the merger will not be approved if a majority of the shareholders present and voting at the general meeting (not counting abstainers), which are not the other merging company or the person so holding or anyone acting on behalf of either of them, including relatives or corporations under their control, are opposed to the merger; provided, however, that a person will not be deemed to hold shares of the other merging company, simply because he/she holds shares of the merging company. Under the Merger Agreement, Parent has represented that no such cross-holding exists.

The enclosed form of proxy card includes a certification that you are not a controlling shareholder of the Company, do not have a personal interest in this matter and are not a shareholder listed in Section 320(c) of the ICL. If you think that this statement is incorrect, please contact the Company’s proxy solicitor, Innisfree M&A Incorporated, at (888) 750-5834 (toll-free from the U.S. or Canada) or (412) 232-3651 (from all other countries) (banks and brokerage firms please call collect at (212) 750-5833). If you hold your shares in “street name,” you may also contact the representative managing your account, who could contact Innisfree on your behalf.

Each Ordinary Share is entitled to one vote on each proposal or item that comes before the Special Meeting. If two or more persons are registered as joint owners of any Ordinary Share, the right to attend the Special Meeting shall be conferred upon all of the joint owners, but the right to vote at the Special Meeting and/or the right to be counted as part of the quorum required for the Special Meeting shall be conferred exclusively upon the senior among the joint owners attending the meeting, in person or by proxy, and for this purpose seniority shall be determined by the order in which the names stand on the Company’s Shareholder Register.

Only Ordinary Shares that are voted on the Merger Proposal will be counted towards determining whether the Merger Proposal is approved by shareholders. Ordinary Shares present at the Special Meeting that are not voted on a particular proposal or Ordinary Shares present by proxy where the shareholder properly withheld authority to vote on such proposal (including broker non-votes) will not be counted in determining whether such matter is approved by shareholders, but will be counted for purposes of determining whether a quorum exists.

Proposed Resolution

It is proposed that the following resolution be adopted at the Special Meeting:

“RESOLVED, (a) to approve the Merger Proposal, including the approval of: (i) the Merger Agreement; (ii) the Merger, pursuant to Section 314-327 of the ICL, of the Company with Merger Sub, an Israeli company and a wholly-owned subsidiary of Parent, both of which are wholly-owned subsidiaries of Covidien plc; (iii) the payment of the Merger Consideration, without interest and subject to applicable withholding taxes, for each Ordinary Share held by the Company’s shareholders as of immediately prior to the effective time of the Merger; (iv) the accelerated vesting of (if unvested) and cancellation of each outstanding option to purchase Ordinary Shares in exchange for the right to receive an amount of cash equal to the product of the excess, if any, of the Merger Consideration over the applicable exercise price of such option, and the total number of Ordinary Shares underlying such option, without interest and subject to applicable withholding taxes; (v) the accelerated vesting of (if unvested) and cancellation of each outstanding RSU in exchange for the right to receive a lump sum cash payment equal to the product of the Merger Consideration and the number of Ordinary Shares subject to such RSU, without interest and subject to applicable withholding taxes; and (vi) all other transactions and arrangements contemplated by the Merger Agreement, including the Indemnification Amendment and Arrangements, the D&O Insurance Arrangements and the Other Compensation Matters, and (b) that the Merger Proposal is in the best interest of the Company (all capitalized terms are as defined in this Proxy Statement).”

Our Board of Directors recommends a vote “FOR” approval of the proposed resolution.

Proxies

All Ordinary Shares represented by properly executed proxies received prior to or at the Special Meeting and not revoked prior to or at the Special Meeting in accordance with the procedure described below will be voted as specified in the instructions indicated in such proxies.  If no instructions are indicated, such proxies will not be voted at the Special Meeting.

Revocation of Proxies

A shareholder returning a proxy may revoke it at any time prior to commencement of the Special Meeting by communicating such revocation in writing to us or by executing and delivering a later-dated proxy. In addition, any person who has executed a proxy and is present at the Special Meeting may vote in person instead of by proxy, thereby canceling any proxy previously given, whether or not written revocation of such proxy has been given. Any written notice revoking a proxy should be sent to us at our head offices located at Hermon Building, New Industrial Park, Yoqneam 20692, Israel, Attention: General Counsel. Attendance without voting at the Special Meeting will not in and of itself constitute revocation of a proxy.

Solicitation of Proxies

The Company will bear the costs of solicitation of proxies for the Special Meeting. We have retained Innisfree M&A Incorporated (which we refer to as Innisfree), a professional proxy solicitation firm, to assist in the solicitation of proxies for the special meeting for a fee of approximately $20,000, plus reimbursement of reasonable out-of-pocket expenses. In addition to solicitation by mail, Innisfree’s employees and the Company’s directors, officers and employees may solicit proxies from shareholders by telephone, telegram, personal interview or otherwise. The Company’s directors, officers and employees will not receive additional compensation, but may be reimbursed for out-of-pocket expenses in connection with such solicitation.

Brokers, nominees, fiduciaries and other custodians have been requested to forward soliciting material to the beneficial owners of Ordinary Shares held of record by them, and such custodians will be reimbursed for their reasonable expenses. The Company may reimburse the reasonable charges and expenses of brokerage houses or other nominees or fiduciaries for forwarding proxy materials to, and obtaining authority to execute proxies from, beneficial owners for whose accounts they hold Ordinary Shares.

As a foreign private issuer, the Company is exempt from the rules under the Securities Exchange Act of 1934, as amended, related to the furnishing and content of proxy statements. The circulation of this notice and proxy statement should not be taken as an admission that the Company is subject to such rules.

TABLE OF CONTENTS

INTRODUCTION	1

QUESTIONS AND ANSWERS ABOUT THE TRANSACTION	9

SUMMARY	18

RISK FACTORS	31

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS	34

THE PARTIES TO THE MERGER	36
Our Company	36
Parent	36
Merger Sub	36

THE SPECIAL GENERAL MEETING	37
Time and Place of the Special Meeting	37
Purposes of the Special Meeting; Proposed Resolutions	37
Recommendation of the Board of Directors of Given Imaging	37
Record Date; Shareholders Entitled to Vote	38
Quorum	38
Voting Rights and Vote Required	39
Adjournment and Postponement	41
Voting Procedures; Revoking Proxies or Voting Instructions	41
Solicitation of Proxies	42
Questions and Additional Information	43

THE MERGER	44
Background of the Merger	44
Our Reasons for Approving the Merger Proposal; Recommendation and Determination of Certain Committees and Our Board	50
No Appraisal Rights; Objections by Creditors	55
Opinion of Our Financial Advisor	56
Material Tax Consequences of the Merger	63
Regulatory Matters	69
Interests of Our Directors and Executive Officers in the Merger Proposal	72

THE MERGER AGREEMENT	79
The Merger Agreement	79
Guaranty	99
Voting Agreement	100

MARKET PRICE INFORMATION	101

BENEFICIAL OWNERSHIP OF ORDINARY SHARES	102

WHERE YOU CAN FIND MORE INFORMATION	105

OTHER MATTERS	105

Appendix A	Agreement and Plan of Merger, dated as of December 8, 2013, among Covidien Group S.a.r.l., Rioja Israel (2013) Ltd. and Given Imaging Ltd.
Appendix B	Guaranty, dated as of December 8, 2013, by and between Covidien International Finance S.A. and Given Imaging Ltd.
Appendix C	Voting Agreement, dated as of December 8, 2013, between Covidien Group S.a.r.l. and Discount Investment Corporation Ltd.
Appendix D-1	Form of Indemnification Agreement
Appendix D-2	Form of Amendment No. 1 to Indemnification Agreement
Appendix E	Opinion of Barclays Capital Inc.

QUESTIONS AND ANSWERS ABOUT THE TRANSACTION

The following questions and answers are intended to briefly address certain commonly asked questions regarding the Special Meeting and the Merger Proposal.  These questions and answers may not address all the questions that may be important to you as a shareholder of Given Imaging. Please refer to the section of this Proxy Statement entitled “Summary” and more detailed information contained elsewhere in this Proxy Statement, the appendices attached to this Proxy Statement and the documents referred to or incorporated by reference in this Proxy Statement, which you are urged to read carefully and in their entirety. See the section of this Proxy Statement entitled “Where You Can Find More Information” beginning on page 105.

Q:	Why am I receiving this proxy statement?

A:
On December 8, 2013, our Company entered into an Agreement and Plan of Merger (which we refer to as the Merger Agreement) with Covidien Group S.a.r.l. (which we refer to as Parent), a Luxembourg company and an indirect, wholly-owned subsidiary of Covidien plc (which we refer to as Covidien), and Rioja Israel (2013) Ltd., an Israeli company and a wholly-owned subsidiary of Parent (which we refer to as Merger Sub).  Our company is soliciting proxies for a Special General Meeting of Shareholders of our Company for the purpose of approving the Merger Proposal, which we refer to as the Special Meeting.  You are receiving this Proxy Statement because you owned ordinary shares of our Company, which we refer to as Ordinary Shares, on December 23, 2013, the record date, and that entitles you to vote at the Special Meeting.  By use of a proxy, you can vote on the proposals to be acted on at the Special Meeting whether or not you attend the Special Meeting.  This Proxy Statement describes the matters on which we would like you to vote and provides information on those matters so that you can make an informed decision.

Q:	What am I being asked to vote on?

A:
You are being asked to vote on a resolution for (a) the approval of (i) the Merger Agreement, (ii) the merger of Merger Sub with and into the Company, following which Merger Sub will cease to exist as a separate legal entity and the Company will become a wholly-owned subsidiary of the Parent (which we refer to as the Merger); (iii) the consideration of US$30.00 in cash (which we refer to as the Merger Consideration), without interest and subject to applicable withholding taxes, for each ordinary share of the Company (which we refer to as an Ordinary Share) held by the Company’s shareholders as of immediately prior to the effective time of the Merger; (iv) the accelerated vesting (if unvested) and cancellation of each outstanding option to purchase the Ordinary Shares in exchange for the right to receive an amount of cash equal to the product of the excess, if any, of the Merger Consideration over the applicable exercise price of such option, and the total number of Ordinary Shares underlying such option, without interest and subject to applicable withholding taxes; (v) the accelerated vesting (if unvested) and cancellation of each outstanding restricted stock unit (which we refer to as an RSU) in exchange for the right to receive a lump sum cash payment equal to the product of the Merger Consideration and the number of Ordinary Shares subject to such RSU, without interest and subject to applicable withholding taxes; and (vi) all other transactions and arrangements contemplated by the Merger Agreement, including the Indemnification Amendment and Arrangements, the D&O Insurance Arrangements and the Other Compensation Matters (in each case as defined and described under “The Merger–Interests of Our Directors and Executive Officers in the Merger Proposal” beginning on page 72) and (b) that the Merger Proposal is in the best interest of the Company (we refer to the foregoing collectively as the Merger Proposal).

Q:	What will I receive in the Merger?

A:
Upon completion of the Merger, you will have the right to receive US$30.00 in cash per Ordinary Share held by you immediately prior to the effective time of the Merger, which we refer to as the Merger Consideration, without any interest thereon, subject to applicable withholding taxes, if any.

You will not have any ownership interest in the surviving company following the completion of the Merger.

Q:	When will the Merger be completed?

A:
We are working to complete the Merger as soon as practicable and expect to complete the Merger by March 31, 2014, but because the Merger is subject to governmental and regulatory approvals and certain other conditions, some of which are beyond the control of the Company and Parent, the exact timing cannot be predicted nor can it be guaranteed that the Merger will ever be completed. Under the ICL, the Merger cannot become effective until the later of the 50th day following the date of the filing of the merger proposal by both merging companies with the Israeli Companies Registrar and the 30th day following the date on which the Merger Proposal is approved by our shareholders (the sole shareholder of Merger Sub has approved the Merger Agreement).  See the section of this Proxy Statement entitled “The Merger Agreement–Conditions to the Completion of the Merger” beginning on page 95 for a summary description of these conditions.

The Merger Agreement may be terminated by either party if the Merger is not completed by June 8, 2014 (unless this date has been extended by mutual agreement of Parent and us), so long as the terminating party’s breach of the Merger Agreement has not been a principal cause of, or primarily resulted in, the failure to close the Merger by this date and the terminating party is not then in material breach of the Merger Agreement.

Q:	Are there risks I should consider in deciding how to vote on the Merger?

A:	Yes. You should carefully read this Proxy Statement in its entirety, including the factors discussed in the section “Risk Factors” beginning on page 31.

Q:	When and where is the Special Meeting?

A:	The Special Meeting will be held on January 23, 2014, at 4:00 p.m. (Israel time) at our head offices, located at Hermon Building, New Industrial Park, Yoqneam 20692, Israel.

Q:	What vote is required for Given Imaging shareholders to approve the Merger Proposal?

A:
Provided that a quorum is present, approval of the Merger Proposal will require the affirmative vote of holders at least seventy-five percent (75%) of the Ordinary Shares present, in person or by proxy, and voting on the Merger Proposal (votes abstaining shall not be taken into account), provided that either (i) such 75% (or more) majority includes at least the majority of the total votes of shareholders who are not “controlling shareholders” of the Company and do not have a “personal interest” (as both terms are defined in the ICL) in the Merger Proposal, present and voting at the Special Meeting in person or by proxy (votes abstaining shall not be taken into account in counting the above-referenced shareholder votes), or (ii) the total number of Ordinary Shares of the shareholders mentioned in clause (i) above that are voted against the approval of the Merger Proposal does not exceed two percent (2%) of the total voting rights in the Company.  We refer to this as the Company Shareholder Approval.

Under the ICL, in general, a person will be deemed to be a controlling shareholder if the person has the power to direct the activities of the Company, other than solely as a result of serving as a director or officer of the Company.  A person is presumed to be a controlling shareholder if holding (i) 50% or more of any type of controlling means in the Company, or (ii) 25% or more of the voting rights in the Company, if no other person holds more than 50% of the voting rights in the Company.

Under the ICL, a person is deemed to have a “personal interest” in the Merger Proposal if this person, or certain members of this person’s family or a company that is affiliated with this person or with such members of this person’s family (namely, a company in which this person or any such family member serves as a director or chief executive officer, has the right to appoint a director or the chief executive officer, or owns 5% or more of the outstanding shares) has a personal interest in the adoption of such proposal.  However, a person is not deemed to have a “personal interest” in the adoption of the Merger Proposal if this person’s interest in the Merger Proposal arises solely from this person’s ownership of the Company’s Ordinary Shares. The term “personal interest” also includes a personal interest of an individual voting via a power of attorney given by a third party (even if the empowering shareholder has no personal interest), and the vote of an attorney-in-fact shall be considered a personal interest vote if the empowering shareholder has a personal interest, in each case regardless of whether the attorney-in-fact has the discretion in the voting.

Certain major shareholders of the Company – Discount Investment Corporation Ltd. (which we refer to as DIC), Elron Electronic Industries, Ltd. (which we refer to as Elron) and RDC Rafael Development Corporation Ltd. (which we refer to as RDC and, together with Elron and DIC, the Principal Shareholders) – are deemed controlling shareholders of the Company for purpose of the Merger Proposal. Based on an amendment to their beneficial ownership report on Schedule 13D filed by the Principal Shareholders on December 16, 2013 (which we refer to as the December 16 Schedule 13D), as of December 8, 2013, the Principal Shareholders collectively owned 14,184,348 Ordinary Shares, representing approximately 43.0% of all of the Ordinary Shares outstanding (see “Beneficial Ownership of Ordinary Shares—Major Shareholders” on page 102).  In addition, concurrently with the execution of the Merger Agreement, Parent entered into a voting agreement (referred to as the Voting Agreement) with DIC, which owned, based on the December 16 Schedule 13D, 4,719,528 Ordinary Shares as of December 8, 2013, representing approximately 14.3% of the Company’s outstanding Ordinary Shares.  Under the Voting Agreement, DIC has agreed and has granted a proxy to Parent, subject to the terms and conditions of the Voting Agreement, to vote all of the Ordinary Shares owned by DIC in favor of the approval of the Merger Agreement, the Merger and all of the other transactions contemplated by the Merger Agreement.  Due to the fact that DIC has, under the Voting Agreement, granted a proxy to Parent to vote its Ordinary Shares in favor of the Merger Proposal at the Special Meeting, and in light of Parent’s personal interest in the Merger Proposal, DIC might be deemed to have a “personal interest” in the Merger Proposal. In addition, due to the fact that DIC is deemed the controlling shareholder of Elron and RDC, Elron and RDC might also be deemed to have a “personal interest” in the Merger Proposal.  The Principal Shareholders could also be deemed to have, for the sake of caution, a personal interest in the Merger Proposal due to their prior attempt to sell their stake in the Company.  In light of the foregoing, including the Principal Shareholders’ status as controlling shareholders of the Company and their potential personal interest in the Merger Proposal, all of the Ordinary Shares held by the Principal Shareholders are excluded for the sake of caution for purposes of determining whether the majority referred to in clause (i) of the vote required to approve the Merger Proposal was obtained.

For purpose of the Merger Proposal, our directors and executive officers are deemed to have a “personal interest” in the Merger Proposal and, accordingly, all of the Ordinary Shares held by our directors and executive officers are also excluded for purposes of determining whether the majority referred to in clause (i) of the vote required to approve the Merger Proposal is obtained.  As of December 20, 2013, our directors and executive officers collectively own 367,740 Ordinary Shares (excluding the Ordinary Shares held by the Principal Shareholders, with respect to which our directors and executive officers disclaim beneficial ownership), representing approximately 1.1% of all of the Ordinary Shares outstanding (see “The Merger–Interests of Our Directors and Executive Officers in the Merger Proposal” beginning on page 72).

Pursuant to Section 320(c) of the ICL, in the event that shares of a merging company are held by the other merging company or by a person holding 25% or more of any kind of means of control in the other merging company, the merger will not be approved if a majority of the shareholders present and voting at the general meeting (not counting abstainers), which are not the other merging company or the person so holding or anyone acting on behalf of either of them, including relatives or corporations under their control, are opposed to the merger; provided, however, that a person will not be deemed to hold shares of the other merging company, simply because he/she holds shares of the merging company. Under the Merger Agreement, Parent has represented that no such cross-holding exists.

Q:	Are there any voting agreement with existing shareholders?

A:
Yes.  Concurrently with the execution of the Merger Agreement, Parent entered into a voting agreement (referred to as the Voting Agreement) with DIC, which owned, based on the December 16 Schedule 13D, 4,719,528 Ordinary Shares as of December 8, 2013, representing approximately 14.3% of the Company’s outstanding Ordinary Shares.  Under the Voting Agreement, DIC has agreed and has granted a proxy to Parent, subject to the terms and conditions of the Voting Agreement, to vote all of the Ordinary Shares owned by DIC in favor of the approval of the Merger Agreement, the Merger and all of the other transactions contemplated by the Merger Agreement.

Please see the immediately preceding Q&A for the impact of the Voting Agreement on determining whether the Company Shareholder Approval is obtained.

Q:	How does Given Imaging’s Board of Directors recommend that I vote?

A:
Following recommendation of our Executive Committee, each of our Compensation and Nominating Committee, our Audit Committee and our Board of Directors has determined that the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement are fair to and in the best interests of the Company and its shareholders, and has approved the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement.

Our Board of Directors recommends that our shareholders vote “FOR” the approval of the Merger Proposal.

Q:	Why is Given Imaging’s Board of Directors recommending that I vote “FOR” the approval of the Merger Proposal?

A:
Our Board of Directors has determined that the terms and provisions of the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement are fair to and in the best interests of our Company and our shareholders.  For additional information see the sections of this Proxy Statement entitled “The Merger—Background of the Merger” beginning on page 44 and “The Merger—Our Reasons for Approving the Merger Proposal” beginning on page 50.

Q:	Should I send my share certificates now?

A:
No.  Once all conditions to closing of the Merger are satisfied, including, but not limited to, receipt of all governmental and regulatory approvals, we will be able to effect the closing of the Merger. If you are a holder of record immediately prior to the effective time of the Merger, promptly after the Merger is completed, a paying agent appointed by Parent (which we refer to as the Paying Agent) will send you a letter of transmittal with detailed instructions regarding the surrender of your certificates representing Ordinary Shares or the transfer of your Ordinary Shares held in book entry form, as applicable, and any other required documentation, including, to the extent applicable, a United States Internal Revenue Service, which we refer to as the IRS, Form W-9 or appropriate Form W-8 (as applicable) and a tax declaration form and a representation as to whether or not you are an Israeli resident and satisfies other conditions, which we refer to as the Tax Declaration Form, to facilitate payment of the Merger Consideration for each Ordinary Share held by you immediately prior to the effective time of the Merger. You should not send your certificates representing Ordinary Shares to us or anyone else until you receive such instructions. The Paying Agent will send the Merger Consideration, without any interest thereon, subject to the withholding of any applicable taxes, to you as promptly as practicable following its receipt of your share certificates (unless your Ordinary Shares are held in book entry form) and other required documents, including, to the extent applicable, the Tax Declaration Form. If your shares are held in “street name” by your bank, broker or other nominee, you will receive instructions from your bank, broker or other nominee as to how to effect the surrender or transfer of your “street name” shares in exchange for the Merger Consideration. You will be required to deliver an IRS Form W-9 or appropriate Form W-8 (as applicable) and, to the extent applicable, a Tax Declaration Form prior to receiving the Merger Consideration.

If you do not deliver an IRS Form W-9 or Form W-8 (as applicable), you may be subject to United States backup withholding as described in the section of this Proxy Statement entitled “The Merger–Material Tax Consequences of the Merger–Certain United States Federal Income Tax Consequences” beginning on page 63. If you do not deliver a valid certificate issued by the Israeli Tax Authority which provides full exemption from Israeli tax withholding or, to the extent applicable, you do not deliver a Tax Declaration Form or you indicate on the Tax Declaration Form that you are a resident of Israel or that you do not satisfy the other conditions required thereon, Israeli withholding tax will be withheld from the Merger Consideration paid to you as described in the section of this Proxy Statement entitled “The Merger–Material Tax Consequences of the Merger–Israeli Income Tax Consequences” beginning on page 66.

If your shares are traded through the Tel Aviv Stock Exchange Ltd. (which we refer to as the TASE), you will receive the Merger Consideration through the bank or financial institution through which you hold your shares, which will also be responsible for administering Israeli tax withholding.

Q:	What effects will the proposed Merger have on our Company?

A:
As a result of the proposed Merger, we will cease to be a publicly-traded company and will become a privately-held company that is a wholly-owned subsidiary of Covidien. Following the completion of the proposed Merger, the registration of the Ordinary Shares and our reporting obligations under the U.S. Securities Exchange Act of 1934, as amended, which we refer to as the Exchange Act, will be terminated upon notification to the U.S. Securities and Exchange Commission, which we refer to as the SEC. In addition, upon completion of the proposed Merger, the Ordinary Shares will no longer be listed on any stock exchange, including the NASDAQ Global Select Market (which we refer to as NASDAQ) and TASE.

Q:	What happens if the Merger is not completed?

A:
If the Merger is not completed for any reason, our shareholders will not receive any Merger Consideration for their Ordinary Shares. Instead, we will remain a public company and the Ordinary Shares will continue to be listed on NASDAQ and the TASE. Under certain circumstances related to a termination, as specified in the Merger Agreement, we may be required to pay Parent a termination fee as described in the section of this Proxy Statement entitled “The Merger Agreement–Remedies–Termination Fee” beginning on page 98.

Q:	What interests do the directors and executive officers of our Company have in the Merger Proposal?

A:
In considering the recommendation of our Board of Directors with respect to the Merger Proposal, you should be aware that our directors and executive officers have interests in the Merger Proposal that may be different from, or in addition to, the interests of our shareholders in general, including, among other things:

•	The Merger Agreement provides for the accelerated vesting of (if unvested) and cash-out of all options to purchase Ordinary Shares and all RSUs.

•
Executive officers of the Company are parties to existing employment agreements with the Company that provide for severance benefits in the event of certain qualifying terminations of employment in connection with or following the Merger.

•
Certain indemnification and insurance provisions provided in the Merger Agreement, including amendments to existing indemnification agreements with our directors and officers, which amendments are subject to, and will be effective upon and signed following the receipt of, the Company Shareholder Approval and prior to the closing of the Merger.

•	As contemplated by the Merger Agreement, certain of the executive officers of the Company will be entitled to receive a retention bonus upon the consummation of the Merger.

•
As contemplated by the Merger Agreement, prior to the closing of the Merger, the Company will grant Mr. Nachum (Homi) Shamir, our President, Chief Executive Officer and a director, 30,000 RSUs that will vest at the closing (Mr. Shamir did not receive an equity grant in February 2013 like other executive officers and key employees of the Company).  In addition, in accordance with Mr. Shamir’s employment terms previously approved by our shareholders, upon closing of the Merger, Mr. Shamir’s bonus target for any fiscal year beginning in 2014 will be 150% of his annual base salary (the same bonus target since Mr. Shamir joined the Company in 2006).

•
The portion of the 2013 annual bonuses that is based on the Company’s achievement of performance goals for 2013 will be paid at 88% of the target level, representing the Company’s projected performance at the time the parties entered into and announced the Merger Agreement.

•
Parent has undertaken to establish a retention program of certain key employees of the Company pursuant to which Parent will offer cash or equity incentive awards to such employees that provides up to an aggregate value of $3.0 million as of the grant date.

•
Three of our directors, Messrs. Lior Hannes, Arie Mientkavich and Ari Bronshtein, are affiliated with the Principal Shareholders, who are deemed controlling shareholders of the Company.  Therefore, these three directors might be deemed to have a personal interest in the Merger Proposal to the extent the Principal Shareholders are deemed to have a personal interest in the Merger Proposal.

For additional details, see “The Merger–Interests of Our Directors and Executive Officers in the Merger Proposal” beginning on page 72.

Our Executive Committee was aware of these different or additional interests in determining to recommend the Merger Agreement and the transactions contemplated thereby, including the Merger, to our Compensation and Nominating Committee, Audit Committee and Board of Directors.  Our Compensation and Nominating Committee, Audit Committee and Board of Directors were aware of these different or additional interests in determining to approve the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement, and to recommend to our shareholders that they vote in favor of the Merger Proposal.

Q.	What do I need to do now?

A.
This Proxy Statement contains important information regarding the Merger as well as information about us. It also contains important information regarding the factors considered by our Board of Directors in evaluating the Merger. You are urged to read this Proxy Statement carefully and in its entirety. You should also complete, sign and date the enclosed proxy card and return it in the enclosed envelope. You should also review the documents referenced under the section of this Proxy Statement entitled “Where You Can Find More Information” beginning on page 105.

Q.	How do I vote?

A.
You should indicate on the enclosed proxy card how you want to vote, and date, sign and mail it in the enclosed envelope as soon as possible, so that your shares can be voted at the Special Meeting.  A Hebrew version of the proxy card, in accordance with regulations promulgated under the ICL, was filed with the Israeli Securities Authority and the TASE and may be also used for such voting. The Special Meeting will take place on January 23, 2014, at 4:00 p.m. (Israel time), at our head offices located at Hermon Building, New Industrial Park, Yoqneam 20692, Israel. Whether or not you submit a proxy, you may attend the Special Meeting and vote your shares in person.

Q:	What do I do if I want to change my vote?

A:
You may send a written notice of revocation, or send a later-dated, completed and signed proxy card relating to the same shares, to us at our head offices located at Hermon Building, New Industrial Park, Yoqneam 20692, Israel, Attention: General Counsel, so it is received prior to the Special Meeting. Ordinary Shares represented by properly executed proxies received by us prior to the Special Meeting will be voted at the Special Meeting in accordance with the directions on the proxies, unless such proxies have been previously revoked or superseded.  Alternatively, you may attend the Special Meeting and vote in person. Attendance without voting at the Special Meeting will not in and of itself constitute revocation of a proxy.

Q:	If my shares are held in “street name” by my bank, broker or other nominee, will my bank, broker or other nominee vote my shares for me if I do not provide instructions?

A:
No. Your bank, broker or other nominee will vote your shares only if you provide instructions to your bank, broker or other nominee on how to vote. If you do not provide instructions to your bank, broker or other nominee, your shares will not be voted at the Special Meeting. You should follow the procedures provided by your bank, broker or other nominee regarding the voting of your shares and be sure to provide your bank, broker or other nominee with instructions on how to vote your shares. If your shares are held in “street name” you must contact your bank, broker or other nominee to change or revoke your voting instructions.

If you hold shares through members of the TASE, you may vote in person or vote through the enclosed form of proxy by completing, signing, dating and mailing the proxy with a copy of your identity card, passport or certificate of incorporation, as the case may be, to the Company’s offices. Shareholders who hold shares through members of the TASE and intend to vote their shares either in person or by proxy must deliver to the Company an ownership certificate confirming their ownership of the Company’s shares on the record date, which must be certified by a recognized financial institution, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting) of 2000, as amended.

Q:	Who can vote at the Special Meeting?

A:
Only those holders of record of outstanding Ordinary Shares at the close of business on December 23, 2013, the record date for the Special Meeting, are entitled to notice of, and to vote at the Special Meeting.  As of the record date, there were 32,986,082 Ordinary Shares outstanding and entitled to vote.

Q:	What happens if I sell my shares before the Special Meeting?

A:
The record date for the Special Meeting is earlier than the Special Meeting and the date that the Merger is expected to be completed. If you transfer your Ordinary Shares after the record date but before the Special Meeting, you will retain your right to vote at the Special Meeting, but will have transferred the right to receive the Merger Consideration with respect to such Ordinary Shares. In order to receive the Merger Consideration, you must hold your Ordinary Shares through the completion of the Merger.

Q:	Am I entitled to appraisal rights in connection with the Merger?

A:
No. Under Israeli law, holders of Ordinary Shares are not entitled to appraisal rights in connection with the Merger. However, under the ICL, objections to the Merger may be filed by our creditors with the Israeli district court.  See “The Merger—No Appraisal Rights; Objections by Creditors” on page 55.

Q:	Who can help answer my questions?

A:	If you have additional questions about the Merger Agreement or the Merger Proposal, or would like additional copies of this Proxy Statement or the enclosed proxy card, you should contact:

Innisfree M&A Incorporated
501 Madison Ave.
New York, NY 10022

Shareholders call toll-free:  (888) 750-5834 (from the U.S. or Canada)
                                     (412) 232-3651 (from all other countries)
Banks and Brokers call collect: (212) 750-5833

SUMMARY

This Summary highlights selected information from this Proxy Statement and may not contain all of the information that is important to you. To better understand the Merger Proposal and the other proposals described in the section of this Proxy Statement entitled “Introduction” upon which you are being asked to vote, you should read this Proxy Statement carefully and in its entirety, as well as the appendices attached to this Proxy Statement and the additional documents to which we refer you. See the section of this Proxy Statement entitled “Where You Can Find More Information” beginning on page 105. Each item in this Summary includes a page reference directing you to a more complete description of that topic. All references to “Given Imaging,” “the Company,” “we,” “us,” “our” and “our Company”, or words of like import, are references to Given Imaging Ltd. and its subsidiaries, references to “you” and “your” refer to our shareholders and all references to “$” or to “US$” are to United States dollars.

The Parties to the Merger (Page 36)

Given Imaging Ltd.

Given Imaging Ltd. was incorporated under the laws of the State of Israel.  The Company develops, manufactures and markets innovative diagnostic products for the visualization and detection of disorders of the gastrointestinal tract.  See the section of this Proxy Statement entitled “The Parties to the Merger–Our Company” beginning on page 36.

Covidien Group S.a.r.l.

Covidien Group S.a.r.l., which we also refer to as Parent, is a Luxemburg company and an indirect, wholly-owned subsidiary of Covidien plc, which we also refer to as Covidien.  Covidien is a leading global healthcare products company that creates innovative medical solutions for better patient outcomes and delivers value through clinical leadership and excellence. See the section of this Proxy Statement entitled “The Parties to the Merger–Parent” beginning on page 36.

Rioja Israel (2013) Ltd.

Rioja Israel (2013) Ltd., which we also refer to as Merger Sub, is an Israeli company and an indirect wholly-owned subsidiary of Parent formed for the purpose of effecting the Merger and the transactions contemplated by the Merger Agreement.  See the section of this Proxy Statement entitled “The Parties to the Merger–Merger Sub” beginning on page 36.

The Merger (Page 44)

Subject to the terms and conditions of the merger agreement dated as of December 8, 2013, by and among Covidien, Merger Sub and the Company, which we refer to as the Merger Agreement, and in accordance with Israeli law, Merger Sub will be merged with and into the Company, which we refer to as the Merger, with the Company surviving the Merger and becoming a wholly-owned subsidiary of Parent.  The Merger will be effected by way of a statutory merger pursuant to Sections 314-327 of the Israeli ICL, 5759-1999 (which, together with the regulations promulgated thereunder, we refer to as the ICL).

As a result of the Merger, each Ordinary Share issued and outstanding immediately prior to the effective time of the Merger (other than Ordinary Shares held in the treasury of the Company or owned by Parent or any direct or indirect wholly-owned subsidiary of the Company or of Parent, which will be cancelled and retired and no consideration will be delivered in exchange therefor) will be deemed to have been cancelled in exchange for US$30.00 in cash (which we refer to as the Merger Consideration), without any interest thereon and subject to the withholding of any applicable taxes.

Effects of the Merger (Page 79)

If the Merger is completed, you will be entitled to receive the Merger Consideration, without any interest thereon and subject to any applicable withholding taxes, if any, for each Ordinary Share owned by you as of the effective time of the Merger.  As a result of the Merger, we will become a privately-held company that is a wholly-owned subsidiary of Parent and will cease to be a publicly traded company.  You will not receive any shares of the surviving company in connection with the Merger nor will you have any ownership interest in the surviving company following the completion of the Merger.

Share Options and Restricted Stock Units (Page 80)

Effective as of the effective time of the Merger, each outstanding option to acquire Ordinary Shares then outstanding, whether or not vested or exercisable, will become fully vested and exercisable as of the effective time of the Merger and will be canceled and converted into the right to receive an amount in cash equal to the product of (i) the excess, if any, of the Merger Consideration over the applicable exercise price per Ordinary Share of such option (which excess cash amount we refer to as the Option Consideration) and (ii) the number of Ordinary Shares such holder had the right to purchase if such options or right were fully vested and such holder had exercised such option in full immediately prior to the effective time of the Merger, without interest and subject to applicable withholding taxes.  Any such option that has an exercise price per Ordinary Share which is greater than the Merger Consideration will be canceled without any payment.

Effective as of the effective time of the Merger, each outstanding RSU, whether or not vested, will become fully vested as of the effective time of the Merger and will be canceled and converted into the right to receive a lump sum cash payment equal to the product of (i) the Merger Consideration and (ii) the number of Ordinary Shares subject to the RSU, without interest and subject to applicable withholding taxes.

The Special General Meeting (Page 37)

Time and Place (Page 37)

The Special General Meeting of Shareholders of our Company, which we refer to as the Special Meeting, will be held on January 23, 2014, at 4:00 p.m. (Israel time), at our head offices located at Hermon Building, New Industrial Park, Yoqneam 20692, Israel.

Purpose (Page 37)

At the Special Meeting, you will be asked to consider and vote on a resolution regarding (a) the approval of the Merger Proposal, including the approval of: (i) the Merger Agreement, (ii) the merger of Merger Sub with and into the Company, following which Merger Sub will cease to exist as a separate legal entity and the Company will become a wholly-owned subsidiary of the Parent (which we refer to as the Merger); (iii) the Merger Consideration of US$30.00 in cash, without interest and subject to applicable withholding taxes, for each Ordinary Share held by the Company’s shareholders as of immediately prior to the effective time of the Merger; (iv) the accelerated vesting (if unvested) and cancellation of each outstanding option to purchase the Ordinary Shares in exchange for the right to receive an amount of cash equal to the product of the excess, if any, of the Merger Consideration over the applicable exercise price of such option, and the total number of Ordinary Shares underlying such option, without interest and subject to applicable withholding taxes; (v) the accelerated vesting (if unvested) and cancellation of each outstanding RSU in exchange for the right to receive a lump sum cash payment equal to the product of the Merger Consideration and the number of Ordinary Shares subject to such RSU, without interest and subject to applicable withholding taxes; and (vi) all other transactions and arrangements contemplated by the Merger Agreement, including the Indemnification Amendment and Arrangements, the D&O Insurance Arrangements and the Other Compensation Matters (in each case as defined and described under “The Merger–Interests of Our Directors and Executive Officers in the Merger Proposal” beginning on page 72) (we refer to this proposal collectively as the Merger Proposal), and (b) the determination that the Merger Proposal is in the best interest of the Company.

Record Date and Quorum Requirements (Page 38)

You are entitled to vote at the Special Meeting if you owned Ordinary Shares at the close of business on December 23, 2013, the record date for the Special Meeting.   As of the record date, there were 32,986,082 Ordinary Shares outstanding and entitled to vote.   The presence, in person or by proxy, of at least two Given Imaging shareholders who collectively hold or represent between them at least one-third of the Ordinary Shares issued and outstanding on the record date is necessary to constitute a quorum at the Special Meeting.

Voting Rights and Vote Required (Page 39)

You will have one vote for each Ordinary Share that you owned on the record date.

Provided that a quorum is present, approval of the Merger Proposal will require the affirmative vote of holders of at least seventy-five percent (75%) of the Ordinary Shares present, in person or by proxy, and voting on the Merger Proposal (votes abstaining shall not be taken into account), provided that either (i) such 75% (or more) majority includes at least the majority of the total votes of shareholders who are not “controlling shareholders” of the Company and do not have a “personal interest” (as both terms are defined in the ICL) in the Merger Proposal, present and voting at the Special Meeting in person or by proxy (votes abstaining shall not be taken into account in counting the above-referenced shareholder votes), or (ii) the total number of Ordinary Shares of the shareholders mentioned in clause (i) above that are voted against the approval of the Merger Proposal does not exceed two percent (2%) of the total voting rights in the Company. We refer to this as the Company Shareholder Approval.

Under the ICL, in general, a person will be deemed to be a controlling shareholder if the person has the power to direct the activities of the Company, other than solely as a result of serving as a director or officer of the Company.  A person is presumed to be a controlling shareholder if holding (i) 50% or more of any type of controlling means in the Company, or (ii) 25% or more of the voting rights in the Company, if no other person holds more than 50% of the voting rights in the Company.

Under the ICL, a person is deemed to have a “personal interest” in the Merger Proposal if this person, or certain members of this person’s family or a company that is affiliated with this person or with such members of this person’s family (namely, a company in which this person or any such family member serves as a director or chief executive officer, has the right to appoint a director or the chief executive officer, or owns 5% or more of the outstanding shares) has a personal interest in the adoption of such proposal.  However, a person is not deemed to have a “personal interest” in the adoption of the Merger Proposal if this person’s interest in the Merger Proposal arises solely from this person’s ownership of the Company’s Ordinary Shares. The term “personal interest” also includes a personal interest of an individual voting via a power of attorney given by a third party (even if the empowering shareholder has no personal interest), and the vote of an attorney-in-fact shall be considered a personal interest vote if the empowering shareholder has a personal interest, in each case regardless of whether the attorney-in-fact has the discretion in the voting.

The Ordinary Shares held by certain major shareholders of the Company are excluded for purposes of determining whether the majority referred to in clause (i) of the vote required to approve the Merger Proposal is obtained, on the basis that these shareholders are deemed controlling shareholders of the Company and may be deemed to have a “personal interest” in the Merger Proposal.  In addition, the Ordinary Shares held by our directors and executive officers are also excluded for purposes of determining whether the majority referred to in clause (i) of the vote required to approve the Merger Proposal is obtained, on the basis that the officers and executive officers are deemed to have a “personal interest” in the Merger Proposal.  For additional explanation on why these Ordinary Shares are excluded, see “The Special General Meeting–Voting Rights and Vote Required” beginning on page 39.

The enclosed form of proxy card includes a certification that you are not a controlling shareholder of the Company, do not have a personal interest in this matter and are not a shareholder listed in Section 320(c) of the ICL. If you think that this statement is incorrect, please contact the Company’s proxy solicitor, Innisfree M&A Incorporated, at (888) 750-5834 (toll-free from the U.S. or Canada) or (412) 232-3651 (from all other countries) (banks and brokerage firms please call collect at (212) 750-5833). If you hold your shares in “street name,” you may also contact the representative managing your account, who could contact Innisfree on your behalf.

Voting and Proxies (Page 42)

Any shareholder of record entitled to vote at the Special Meeting may vote in person by attending the Special Meeting or by submitting the enclosed proxy card. A Hebrew version of the proxy card, in accordance with regulations promulgated under the ICL, was filed with the Israeli Securities Authority and Tel Aviv Stock Exchange Ltd. (which we refer to as the TASE) and may be also used for such voting. If your Ordinary Shares are held in “street name” by your bank, broker, or other nominee you should instruct your bank, broker, or other nominee on how to vote your Ordinary Shares using the instructions provided by your bank, broker, or other nominee. If you do not provide your bank, broker, or other nominee with instructions, your Ordinary Shares will not be voted. You may revoke your proxy by (a) delivering a notice of revocation to us at our head offices located at Hermon Building, New Industrial Park, Yoqneam 20692, Israel, Attention: General Counsel, (b) submitting a later-dated proxy or (c) attending the Special Meeting and voting in person.  Attendance without voting at the Special Meeting will not in and of itself constitute revocation of a proxy.

Ordinary Shares represented by properly executed proxies received by us prior to the Special Meeting will, unless such proxies have been subsequently revoked or superseded, be voted at the Special Meeting in accordance with the directions on the proxies. If you have instructed your bank, broker, or other nominee to vote your Ordinary Shares, you must follow the instructions of your bank, broker, or other nominee to change or revoke your instructions.

Our Reasons for Approving the Merger Proposal (Page 50)

Following recommendation of our Executive Committee, each of our Compensation and Nominating Committee, our Audit Committee and our Board of Directors has determined that the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement are fair to and in the best interests of the Company and its shareholders, and has approved the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement.

Our Board of Directors recommends that our shareholders vote “FOR” the approval of the Merger Proposal.

For a discussion of the material factors considered by our Board of Directors in reaching its conclusions, see “The Merger–Our Reasons for Approving the Merger Proposal” beginning on page 72.

Opinion of Financial Advisor

On December 7, 2013, in connection with the Merger, the Company’s financial advisor, Barclays Capital Inc. (which we refer to as Barclays), rendered its oral opinion (which was subsequently confirmed in writing) to the board of directors of the Company that, as of such date and based upon and subject to the qualifications, limitations and assumptions stated in its written opinion, the consideration to be offered to the shareholders of the Company in the Merger was fair, from a financial point of view, to such shareholders.

The full text of Barclays’ written opinion, dated as of December 8, 2013, which describes the assumptions made, procedures followed, factors considered and limitations upon the review undertaken by Barclays in connection with its opinion, is included as Appendix E to this proxy statement and is incorporated herein by reference.  The summary of Barclays’ written opinion set forth in this proxy statement under the caption titled “The Merger—Opinion of Our Financial Advisor” beginning on page 56 is qualified in its entirety by reference to the full text of the opinion.  Barclays’ opinion was provided to the Board in connection with its evaluation of the consideration provided for in the Merger from a financial point of view.  Barclays’ opinion does not address any other aspects or implications of the Merger and does not constitute a recommendation to any shareholder of the Company as to how such shareholder should vote with respect to the Merger or any other matter.

No Appraisal Rights (Page 55)

Under Israeli law, holders of Ordinary Shares are not entitled to appraisal rights in connection with the Merger. However, under the ICL, objections to the Merger may be filed by our creditors with the Israeli district court.  See “The Merger–No Appraisal Rights; Objections by Creditors” on page 55.

Material Tax Consequences of the Merger (Page 63)

Certain United States Federal Income Tax Consequences

The Merger will be a taxable transaction for United States federal income tax purposes.  In general, a United States Holder (as defined below in this Proxy Statement under “The Merger–Material Tax Consequences of the Merger–Certain United States Federal Income Tax Consequences”) who receives cash for Ordinary Shares pursuant to the Merger will recognize gain or loss, if any, equal to the difference between the amount of cash received and the holder’s adjusted tax basis in the Ordinary Shares exchanged therefor.  Payments made to a non-United States Holder (as defined below in this Proxy Statement under “The Merger– Material Tax Consequences of the Merger–Certain United States Federal Income Tax Consequences”) with respect to Ordinary Shares exchanged for cash pursuant to the Merger generally will be exempt from United States federal income tax.

Tax matters are very complicated and the tax consequences of the Merger to each holder of Ordinary Shares may depend on such holder’s particular facts and circumstances.  Holders of Ordinary Shares are urged to consult their tax advisors to understand fully the tax consequences to them of the Merger.  See the section of this document titled “The Merger–Material Tax Consequences of the Merger–Certain United States Federal Income Tax Consequences” for a summary discussion of certain United States federal income tax consequences of the Merger to United States Holders and non-United States Holders.

Israeli Tax Consequences

The receipt of cash in exchange for your Ordinary Shares pursuant to the Merger Agreement will be a taxable transaction for Israeli tax purposes, unless a specific exemption is available under Israeli tax law or unless a double taxation prevention treaty between Israel and your country of residence provides otherwise. If you are a non-Israeli resident, you may be eligible for an exemption from such Israeli tax. You are subject to the Israeli withholding tax (currently 25% for an individual and for a corporation for the 2013 tax year) even if you are not subject to Israeli tax, unless an exemption or relief is provided from such withholding tax based on a valid withholding tax certificate issued by the Israeli Tax Authority evidencing such exemption or relief. We submitted an application to the Israeli Tax Authority for the Withholding Ruling and requested that non-Israeli shareholders which purchased their shares after October 4, 2001 (the date on which we listed our shares on NASDAQ) will be exempt from withholding to the extent that each such shareholder will provide the paying agent with the Tax Declaration Form that indicates that such shareholder is not an Israeli resident and satisfies other conditions, but there can be no assurance that such ruling will be obtained, and if obtained, on what terms. You should consult your tax advisor about the particular tax consequences of the Merger to you. See the section of this Proxy Statement entitled “The Merger–Material Tax Consequences of the Merger–Israeli Income Tax Consequences” on page 66.

Regulatory Matters (Page 69)

Parent and its subsidiaries conduct business in a number of countries in which the Company transacts business or its products are sold. Based on our review of the information currently available about the businesses in which the Company and its subsidiaries are engaged, pre-merger notification filings are required to be made under the antitrust and competition laws of the United States, Israel, Austria, and Germany. Consummation of the Merger is subject to the condition that the filings, consents, approvals, actions, rulings or no-action letters required to be obtained pursuant to the antitrust laws of the United States, Israel, Austria and Germany have been obtained, waived or made, and the respective waiting periods required under such laws have expired or been terminated. There can be no assurance that a challenge to the Merger under antitrust or competition grounds will not be made or, if such a challenge is made, the result thereof. For additional details, see “The Merger–Regulatory Matters” beginning on page 69.

Under the ICL, the Company and Merger Sub may not complete the Merger without first making the following filings and notifications to the Israeli Companies Registrar: (i) the filing of a merger proposal by each of Merger Sub and the Company with the Israeli Companies Registrar, which filing occurred on December 9, 2013 and December 18, 2013, respectively; (ii) notice of the filing of the merger proposal to secured and substantial creditors, which is inapplicable to Merger Sub or the Company; (iii) notice to creditors through publication in newspapers, which was published by Merger Sub on December 10, 2013 and by the Company on December 18, 2013 (in Israel) and on December 23, 2013 (in New York); (iv) notice to workers, which was published by the Company on December 19, 2013; (v) notices to the Israeli Companies Registrar of notices to creditors which was filed by Merger Sub on December 11, 2013 and will be filed by us promptly following the date of this Proxy Statement; and (vi) notices to the Israeli Companies Registrar of the approval of the Merger by each merging company’s shareholders, which was filed by Merger Sub on December 9, 2013 and will be filed by us promptly following the receipt of Company Shareholder Approval. Under the ICL, the Merger cannot become effective until the later of the 50th day following the date of the filing of the merger proposal by both merging companies with the Israeli Companies Registrar and the 30th day following the date of receipt of the Company Shareholder Approval (the sole shareholder of Merger Sub has approved the Merger Agreement).

Other than the filings described above, neither Parent nor the Company is aware of any material regulatory approvals issued by the United States government, the State of Israel, or any foreign, state or local government, required to be obtained, or waiting periods required to expire, to complete the Merger.

Interests of Our Directors and Executive Officers in the Merger Proposal (Page 72)

In considering the recommendation of our Board of Directors with respect to the Merger Proposal, you should be aware that our directors and executive officers have interests in the Merger Proposal that may be different from, or in addition to, the interests of our shareholders in general, including, among other things:

•	The Merger Agreement provides for the accelerated vesting of (if unvested) and cash-out of all options to purchase Ordinary Shares and all RSUs.

•
Executive officers of the Company are parties to existing employment agreements with the Company that provide for severance benefits in the event of certain qualifying terminations of employment in connection with or following the Merger.

•
Certain indemnification and insurance provisions in the Merger Agreement, including amendments to existing indemnification agreements with our directors and officers, which amendments are subject to, and will be effective upon and signed following the receipt of, the Company Shareholder Approval and prior to the closing of the Merger.

•	As contemplated by the Merger Agreement, certain of the executive officers of the Company will be entitled to receive a retention bonus upon the consummation of the Merger.

•
As contemplated by the Merger Agreement, prior to the closing of the Merger, the Company will grant Mr. Nachum (Homi) Shamir, our President, Chief Executive Officer and a director, 30,000 RSUs that will vest at the closing (Mr. Shamir did not receive an equity grant in February 2013 like other executive officers and key employees of the Company).  In addition, in accordance with Mr. Shamir’s employment terms previously approved by our shareholders, upon closing of the Merger, Mr. Shamir’s bonus target for any fiscal year beginning in 2014 will be 150% of his annual base salary (the same bonus target since Mr. Shamir joined the Company in 2006).

•
The portion of the 2013 annual bonuses that is based on the Company’s achievement of performance goals for 2013 will be paid at 88% of the target level, representing the Company’s projected performance at the time the parties entered into and announced the Merger Agreement.

•
Parent has undertaken to establish a retention program of certain key employees of the Company pursuant to which Parent will offer cash or equity incentive awards to such employees that provides up to an aggregate value of $3.0 million as of the grant date.

•
Three of our directors, Messrs. Lior Hannes, Arie Mientkavich and Ari Bronshtein, are affiliated with the Principal Shareholders, who are deemed controlling shareholders of the Company.  Therefore, these three directors might be deemed to have a personal interest in the Merger Proposal to the extent the Principal Shareholders are deemed to have a personal interest in the Merger Proposal.

For additional details, see “The Merger–Interests of Our Directors and Executive Officers in the Merger Proposal” beginning on page 72.

Our Executive Committee was aware of these different or additional interests in determining to recommend the Merger Agreement and the transactions contemplated thereby, including the Merger, to our Compensation and Nominating Committee, Audit Committee and Board of Directors.  Our Compensation and Nominating Committee, Audit Committee and Board of Directors were aware of these different or additional interests in determining to approve and adopt the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement, and to recommend to Given Imaging shareholders that they vote in favor of the Merger Proposal.

Voting Agreement (Page 100)

Concurrently with the execution of the Merger Agreement, Parent entered into a voting agreement (referred to as the Voting Agreement) with Discount Investment Corporation Ltd. (which we refer to as DIC), a shareholder of the Company who owned, based on the December 16 Schedule 13D, 4,719,528 Ordinary Shares as of December 8, 2013, representing approximately 14.3% of the Company’s outstanding Ordinary Shares.  Under the Voting Agreement, DIC has agreed and has granted a proxy to Parent, subject to the terms and conditions of the Voting Agreement, to vote all of the Ordinary Shares owned by it in favor of the approval of the Merger Agreement, the Merger and all of the other transactions contemplated by the Merger Agreement.

For the impact of the Voting Agreement on determining whether the Company Shareholder Approval is obtained, see “The Special General Meeting–Voting Rights and Vote Required” beginning on page 39.

Conditions to the Completion of the Merger (Page 95)

Each party’s obligation to complete the Merger is conditioned upon the satisfaction or waiver (to the extent permissible), on or prior to the closing date, of all of the following conditions:

•	the Company Shareholder Approval has been obtained;

•
no governmental entity has enacted, issued or promulgated any law or any injunction or order which is in effect and which has the effect of making the Merger illegal or otherwise prohibiting or preventing the consummation of the Merger;

•
the waiting periods under the antitrust laws of the United States, Israel, Austria and Germany have expired or been terminated, and any approvals or filings required to be obtained or made under the antitrust laws of these countries have been obtained or filed; and

•
as required by the Israeli ICL, (i) at least 50 days have elapsed after the filing of a merger proposal with the Registrar of Companies of the State of Israel and (ii) at least 30 days have elapsed after the Company Shareholder Approval and the approval of the Merger by the shareholder of Merger Sub have been obtained (the sole shareholder of Merger Sub has approved the Merger Agreement).

The respective obligations of Parent and Merger Sub to complete the Merger are subject to the satisfaction or waiver of the following additional conditions:

•	the accuracy of the representations and warranties of the Company (subject in certain cases to certain materiality, material adverse effect and other qualifications);

•	the Company’s performance and compliance with its obligations and covenants under the Merger Agreement in all material respects;

•	the delivery of an officer’s certificate by the Company certifying that the above conditions have been satisfied; and

•	no Company Material Adverse Effect has occurred since the execution of the Merger Agreement.

The Company’s obligation to complete the Merger is subject to the satisfaction or waiver of the following additional conditions:

•	the accuracy of the representations and warranties of Parent and Merger Sub (subject in certain cases to certain materiality and other qualifications);

•	Parent’s and Merger Sub’s performance and compliance with their obligations and covenants under the Merger Agreement in all material respects; and

•	the delivery of an officer’s certificate by Parent certifying that the above conditions have been satisfied.

No Solicitation of Acquisition Proposals (Page 87)

The Company has agreed to cease and cause its subsidiaries and their respective representatives to immediately cease any and all existing discussions, communications or negotiations with any persons conducted until the date of the Merger Agreement with respect to any acquisition proposal (as defined below).  In addition, the Company has agreed that neither it nor its subsidiaries will, and the Company will not authorize or permit any of their respective representatives to:

•
solicit or initiate the making, submission or announcement of, or knowingly encourage, facilitate or assist the making of, any offer or proposal which constitutes or is reasonably likely to lead to an acquisition proposal;

•
furnish to any person any non-public information relating to our Company, or afford to any person access to non-public information or personnel of our Company, in each case with the intent to induce the making, submission or announcement of, or the intent to knowingly encourage, facilitate or assist, an acquisition proposal or any communication that would reasonably be expected to lead to an acquisition proposal;

•	participate or engage in discussions or negotiations with any person with respect to an acquisition proposal;

•	approve, endorse or recommend an acquisition proposal; or

•	enter into any contract contemplating or otherwise relating to an acquisition transaction (as defined below).

The term “acquisition proposal” means any offer or proposal (other than an offer or proposal by Parent or Merger Sub) to engage in an acquisition transaction.  The term “acquisition transaction” means any transaction or series of transactions involving: (i) any direct or indirect acquisition of securities, tender offer, exchange offer or other similar transaction in which a person or group of persons acquires ownership of securities representing fifteen percent (15%) or more of the outstanding Ordinary Shares of the Company; (ii) any merger, consolidation, business combination, scheme of arrangement or similar transaction involving the Company and/or any of its subsidiaries (except for any transaction among the Company’s subsidiaries); (iii) any sale, lease, exchange, license, transfer, acquisition or disposition of more than fifteen percent (15%) of the total consolidated assets of the Company and its subsidiaries; (iv) any recapitalization, restructuring, liquidation, dissolution or other winding up of the Company; or (v) any issuance by the Company of over fifteen percent (15%) of its equity securities (except pursuant to the exercise of outstanding options or settlement of RSUs).

Notwithstanding the restrictions above, our Board is permitted to engage in discussions of, or provide non-public information with respect to, any bona fide, unsolicited written acquisition proposal received without any material violation of the “no solicitation” restrictions described above if our Board has determined, after consultation with its financial advisor and outside legal counsel, that (i) the acquisition proposal constitutes or would reasonably be expected to lead to a superior proposal (as defined below) and (ii) failure to take the actions would reasonably be expected to be inconsistent with the fiduciary duties of directors of a Delaware corporation under Delaware law; provided, that before providing any non-public information to the person making the acquisition proposal, the recipient must enter into a confidentiality agreement that is no less favorable to the Company than the confidentiality agreement between the Company and Covidien.

Company Board Recommendation Change; Fiduciary Termination (Page 88)

The Merger Agreement prohibits our Board from (i) withholding, withdrawing, amending or modifying in a manner adverse to Parent in any material respect, or publicly proposing to withhold, withdraw, amend or modify in a manner adverse to Parent in any material respect, our Board’s recommendation of the Merger Agreement and the transactions contemplated by the Merger Agreement, or (ii) approving or recommending or proposing to approve or recommend, any acquisition proposal.

Notwithstanding the restrictions described above, if, prior to obtaining the Company Shareholder Approval, the Company receives a bona fide, written acquisition proposal from a third party that did not result from the third party’s breach of any standstill obligations or the Company’s breach of its no solicitation obligations, and our Board determines in good faith, after consultation with its financial advisors and outside legal counsel, that (i) the acquisition proposal constitutes a superior proposal and (ii) the failure to change its recommendation or terminate the Merger Agreement would reasonably be expected to be inconsistent with the fiduciary duties of directors of a Delaware corporation under Delaware law, then, our board may, subject to compliance with certain obligations set forth in the Merger Agreement, including providing Parent with prior notice and allowing Parent the right to negotiate with the Company to match the terms of any superior proposal, withdraw (or qualify or modify in a manner adverse to Parent) its recommendation of the Merger Agreement or terminate the Merger Agreement to enter into an acquisition agreement with respect to such superior proposal, subject to payment of the termination fee.

The term “superior proposal” any bona fide written acquisition proposal to acquire more than 50% of the equity securities or consolidated total assets of the Company and its Subsidiaries, pursuant to a tender or exchange offer, a merger, scheme of arrangement, a consolidation, a business combination, or a sale of assets on (i) terms that our Board (or any Board committee) has determined in good faith (after consultation with its financial advisor and outside legal counsel), taking into account all relevant legal, financial and regulatory aspects and the terms of this acquisition proposal, would be more favorable to our shareholders than the Merger and (ii) which our Board has determined in good faith (after consultation with its outside legal counsel and financial advisors) to be reasonably capable of being completed on the terms proposed, taking into account all financial, regulatory, legal and other aspects of such proposal.

In addition, at any time prior to obtaining the Company Shareholder Approval, if an intervening event (as defined below) will have occurred and our Board determines in good faith, after consultation with its financial advisors and outside legal counsel, that the failure to change its recommendation would reasonably be expected to be inconsistent with the fiduciary duties of directors of a Delaware corporation under Delaware law, our Board may, subject to compliance with certain obligations set forth in the merger agreement, including providing Parent with prior notice and allowing Parent the right to negotiate with the Company to make adjustments to the terms and conditions of the Merger Agreement, withdraw (or qualify or modify in a manner adverse to Parent) its recommendation of the Merger Agreement solely in respect of such intervening event.  An “intervening event” means a material event, development or change in circumstances with respect to the Company or any of its subsidiaries (other than the receipt of an acquisition proposal) occurring or coming to the attention of our Board after the signing of the Merger Agreement, and which was not known to our Board as of or prior to the signing of the Merger Agreement.

The parties to the Merger Agreement have contractually and without intending to modify any fiduciary duties of our Board (or any of its committees) under applicable law agreed that, in the absence of compelling legal authority to the contrary, the Company, our Board and the Company’s outside legal counsel are entitled to rely on and deem applicable to the Company and our Board the law applicable to corporations incorporated in the State of Delaware for purposes of making the conclusions described above (and providing advice with respect thereto).

Termination (Page 97)

The Merger Agreement may be terminated at any time before the effective time of the Merger by the mutual written consent of Parent and the Company.

The Merger Agreement may also be terminated prior to the effective time of the Merger by either Parent or the Company if:

•
the Merger is not consummated by June 8, 2014 (which we refer to as the Outside Date) (this right to terminate is not available to a party whose breach of the Merger Agreement has been a principal cause of, or primarily resulted in, the failure to close the Merger by the Outside Date or is in material breach of the Merger Agreement);

•
a governmental entity has issued a final and nonappealable order or taken any other action, having the effect of permanently restraining, enjoining or otherwise prohibiting the Merger (this right to terminate is not available to a party if the issuance of the order was primarily due to this party’s failure to perform its obligations under the Merger Agreement); or

•	the Company Shareholder Approval is not obtained after the final adjournment of the shareholders’ meeting at which a vote is taken on the Merger.

The Merger Agreement may also be terminated by Parent under any of the following circumstances:

•
(i) at any time prior to the receipt of Company Shareholder Approval (x) our Board has withdrawn (or qualified or modified in a manner adverse to Parent) its recommendation of the Merger Agreement, (y) our Board has failed to formally recommend against a competing tender or exchange offer that constitutes an acquisition proposal within 10 business days after the commencement of the offer, has recommended our shareholders to approve such acquisition proposal, or has publicly announced its intention to enter into any agreement in respect of such acquisition proposal, or (ii) at any time prior to the effective time of the Merger, (A) our Board has failed to publicly reaffirm its recommendation of the Merger within three Business Days after Parent’s written request, or (B) the Company or any of its senior representatives has willfully and materially breached their obligations under the Merger Agreement with respect to no solicitation of acquisition proposals and/or no change of Board recommendation; or

•
the Company has breached any of its representations, warranties or covenants under the Merger Agreement which would result in the failure to satisfy a closing condition, and the Company has failed to cure or cannot cure the breach within 20 business days following notice of the breach (provided that Parent has not breached the Merger Agreement in any material respect).

The Merger Agreement may also be terminated by the Company under any of the following circumstances:

•
at any time prior the receipt of the Company Shareholder Approval in order to enter into an agreement with respect to a superior proposal, provided that the Company pays the Termination Fee to Parent concurrently with the termination of the Merger Agreement; or

•
Parent or Merger Sub has breached any of their representations, warranties or covenants under the Merger Agreement which would result in the failure to satisfy a closing condition, and the breaching party has failed to cure or cannot cure the breach within 20 business days following notice of the breach (provided that the Company has not breached the Merger Agreement in any material respect).

Termination Fee (Page 98)

The Company is required to pay Parent a $36 million fee (which we refer to as the Termination Fee) in connection with the termination of the Merger Agreement under the following circumstances:

•	The Company terminates the Merger Agreement in order to enter into an agreement with respect to a superior proposal;

•
Parent terminates the Merger Agreement as a result of a Company Board Recommendation Change, our Board’s recommendation of (or failure to recommend against) a competing tender or exchange offer that constitutes an acquisition proposal, our Board’s failure to reaffirm its recommendation of the Merger, or a willful and material breach by the Company or any of its senior representatives of their obligations under the Merger Agreement with respect to no solicitation of acquisition proposals and/or no change of Board recommendation;

•
the Merger Agreement is terminated by either party as a result of the failure to obtain the Company Shareholder Approval, an acquisition proposal was publicly announced and not withdrawn before the Company Shareholders Meeting, and within 12 months after the termination, the Company enters into a definitive agreement with the party who made that acquisition proposal and the acquisition proposal was subsequently completed; or

•
the Merger Agreement is terminated as a result of the failure to close the Merger before the Outside Date, an acquisition proposal was publicly disclosed and not withdrawn prior to the termination, and within 12 months after the termination, the Company either consummates an acquisition proposal involving 50% or more of the Company’s shares or substantially all of the Company’s assets, or enters into a definitive agreement with respect to such an acquisition proposal.

Unless Parent has waived its right to receive the Termination Fee and refunded any Termination Fee that has been paid by the Company, (i) Parent’s right to receive the Termination Fee is its sole and exclusive remedy against the Company under the Merger Agreement under circumstances when the Termination Fee is payable and (ii) upon payment of the Termination Fee, the Company will have no further liabilities to Parent relating to the Merger Agreement.

Specific Performance (Page 99)

The parties to the Merger Agreement have agreed that they will be entitled, in addition to any other remedy at law or in equity, to an injunction or injunctions to prevent or restrain breaches or threatened breaches by the other party, and to specifically enforce the terms and provisions of the Merger Agreement.

Guaranty (Page 99)

In connection with the execution of the Merger Agreement, Covidien International Finance S.A., a wholly-owned subsidiary of Covidien and an indirect parent company of Parent and Merger Sub, has executed a guaranty (which we refer to as the Guaranty) pursuant to which it has agreed to guarantee all of the obligations of Parent and Merger Sub under the Merger Agreement.

Market Price Information (Page 101)

On December 5 and 6, 2013, the last full trading days on the NASDAQ Global Select Market (which we refer to as NASDAQ) and the TASE, respectively, the closing price per Ordinary Share on NASDAQ was $23.65 and the closing price per Ordinary Share on the TASE was NIS 81.85 (approximately $23.22 based on the exchange rate reported by the Bank of Israel as of such date).  On December 23, 2013, the most recent practicable date, the closing price per Ordinary Share on NASDAQ was $29.98 and the closing price per Ordinary Share on the TASE was NIS 104.80 (approximately $29.92, based on the exchange rate reported by the Bank of Israel as of such date).   For further information regarding our historical share prices, please see the section of this Proxy Statement entitled “Market Price Information” beginning on page 101.

RISK FACTORS

In addition to the other information included in this Proxy Statement, including the matters addressed under the caption titled “Cautionary Statement Regarding Forward-Looking Statements” on page 34, you should carefully consider the following risk factors in determining how to vote at the Special Meeting.  The following is not intended to be an exhaustive list of the risks related to the merger and you should read and consider the risk factors described under Part 1, Item 3, “Key Information — Risk Factors” of the Company’s Annual Report on Form 20-F for the year ended December 31, 2012, which is on file with the SEC, and is incorporated by reference into this Proxy Statement.

Failure to complete the Merger could negatively impact our share price, business, financial condition, results of operations or prospects.

The Merger is subject to the satisfaction or waiver of certain closing conditions described in the section entitled “The Merger Agreement—Conditions to the Completion of the Merger” beginning on page 95, including that:

•
the expiration or termination of the waiting period under the antitrust laws of the United States, Israel, Austria and Germany, and the receipt of any required approval or the making of any required filing under the antitrust laws of these countries; and

•	no Company Material Adverse Effect has occurred since signing;

No assurance can be given that each of the conditions will be satisfied. If the conditions are not satisfied or waived in a timely manner and the Merger is delayed, payment of the Merger Consideration will also be delayed. In addition, the Merger Agreement may be terminated under the circumstances described in the section entitled “The Merger Agreement–Termination Provisions” beginning on page 97.  If the Merger is not completed (including in the case the Merger Agreement is terminated), our ongoing business may be adversely affected and, without realizing any of the benefits of having completed the Merger, we will be subject to a number of risks, including the following:

•
we may be required to pay Parent a Termination Fee if the Merger is terminated under various circumstances described in the section entitled “The Merger Agreement–Remedies–Termination Fee” beginning on page 98;

•	we will be required to pay certain costs relating to the Merger, including substantial legal and accounting fees, whether or not the Merger is completed;

•	the price of Ordinary Shares may decline to the extent that the current market price reflects a market assumption that the Merger will be completed;

•
under the Merger Agreement, we are subject to certain restrictions on the conduct of our business prior to completing the Merger that may affect our ability to execute certain of our business strategies; and

•
during the period before completion of the Merger our management’s attention will be diverted from the day-to-day business of the Company, which could otherwise have been devoted to other opportunities that may have been beneficial to us as an independent company, and there may be unavoidable disruptions to our employees and our relationships with customers, suppliers and other business partners.

We also could be subject to litigation related to any failure to complete the Merger or related to any enforcement proceeding commenced against us to perform our obligations under the Merger Agreement.  If the Merger is not completed, these risks may materialize and may adversely affect the price of Ordinary Shares, business, financial condition, results of operations or prospects.

Some of our directors and officers have interests that may differ from the interests of our shareholders, and these persons may have conflicts of interest in recommending to our shareholders to approve the Merger Proposal.

Some of the members of management and our Board may have interests that differ from, or are in addition to, their interests as shareholders, which are described in the section entitled “The Merger–Interests of Our Directors and Executive Officers in the Merger Proposal”.  These interests could cause management or members of our Board to have a conflict of interest in recommending approval of the Merger Proposal.

The fact that there is a Merger pending could harm our business, revenue and results of operations.

While the Merger is pending, it creates uncertainty about our future.  As a result of this uncertainty, customers may decide to delay, defer or cancel purchases of our products pending completion of the Merger or termination of the Merger Agreement.  If these decisions represent a significant portion of our anticipated revenue, our results of operations and quarterly revenues could be substantially below the expectations of investors.  If as a result there is a Company Material Adverse Effect (as defined in the section entitled “The Merger Agreement” beginning on page 79), Parent may have a right to terminate the Merger Agreement without paying any termination fee.

In addition, while the Merger is pending, we are subject to a number of risks that may harm our business, revenue and results of operations, including:

•	the diversion of management and employee attention and the unavoidable disruption to our relationships with customers and suppliers may detract from our ability to grow revenues and minimize costs;

•	we have and will continue to incur significant expenses related to the Merger prior to its closing; and

•	we may be unable to respond effectively to competitive pressures, industry developments and future opportunities.

Our current and prospective employees may be uncertain about their future roles and relationships with the Company following completion of the Merger.  This uncertainty may adversely affect our ability to attract and retain key personnel.

Our obligation to pay a termination fee under certain circumstances and the restrictions on our ability to solicit or engage in negotiations with respect to other acquisition proposals may discourage other transactions that may be favorable to our shareholders.

Until the Merger is completed or the Merger Agreement is terminated, with limited exceptions, the Merger Agreement prohibits us from entering into, soliciting or engaging in negotiations with respect to acquisition proposals or other business combinations.  Under specified circumstances, including in connection with our termination of the Merger Agreement in order to accept a superior proposal, we will be obligated to pay Parent a termination fee of $36 million.  These provisions could discourage other companies from proposing alternative transactions that may be more favorable to our shareholders than the Merger.

If the Merger is not consummated by June 8, 2014, either we or Parent may, under certain circumstances which may be beyond our control, choose not to proceed with the Merger.

The Merger is subject to the satisfaction or waiver of certain closing conditions described in the section entitled “The Merger Agreement–Conditions to the Completion of the Merger” beginning on page 95.  Certain of these conditions are beyond our control, such as the expiration or termination of the applicable waiting period under antitrust laws.  In addition, the Merger cannot be consummated until after (i) the completion of a 50-day waiting period commencing on the date of the filing of the merger proposal by both merging companies with the Companies Registrar and (ii) 30 days after the Company Shareholder Approval has been obtained.  If the Merger has not been completed by June 8, 2014, either the Company or Parent may terminate the Merger Agreement, except that this termination right is not available to a party whose breach of the Merger Agreement has been a principal cause of, or primarily resulted in, the failure to close the Merger by the Outside Date or is material breach of the Merger Agreement.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

This Proxy Statement, including information set forth or incorporated by reference in this document, contains forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, statements about the expected completion of the proposed transaction with Covidien and the timing thereof, the satisfaction or waiver of any conditions to the proposed transaction, anticipated benefits, growth opportunities and other events relating to the proposed transaction, projections about the Company’s business and its future revenues, expenses and profitability. Forward-looking statements may be, but are not necessarily, identified by the use of forward-looking terminology such as “may,” “anticipates,” “estimates,” “expects,” “intends,” “plans,” “believes,” and words and terms of similar substance.  Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual events, results, performance, circumstances or achievements to be materially different from those expressed or implied by such forward-looking statements. Factors that could cause actual events, results, performance, circumstances or achievements to differ from such forward-looking statements include, but are not limited to, the following:

•	we may be unable to obtain the Company Shareholder Approval;

•	we may be unable to obtain required regulatory approvals or satisfy other conditions to the closing of the Merger;

•	the Merger may involve unexpected costs, liabilities or delays;

•
our business may suffer as a result of uncertainty surrounding the proposed Merger, diversion of management attention on Merger-related matters, disruption of current plans and operations, the potential difficulties in employee retention, and impact of the Merger on relationships with customers, distributors and suppliers;

•	the outcome of any legal proceedings related to the Merger;

•	our Company may be adversely affected by other economic, business, and/or competitive factors;

•	the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement;

•	the ability to recognize benefits of the proposed Merger; and

•	other risks to consummation of the proposed transaction, including the risk that the proposed transaction will not be consummated within the expected time period or at all.

Factors that may affect the future events, results, performance, circumstances or achievements of the Company also include, but are not limited to, the following: (1) the Company’s ability to develop and bring to market new products, (2) the Company’s ability to successfully complete any necessary or required clinical studies with its products, (3) the Company’s ability to receive regulatory clearance or approval to market its products or changes in regulatory environment, (4) the Company’s success in implementing its sales, marketing and manufacturing plans, (5) the level of adoption of the Company’s products by medical practitioners, (6) the emergence of other products that may make the Company’s products obsolete, (7) lack of an appropriate bowel preparation materials to be used with the Company’s PillCam COLON capsule, (8) protection and validity of patents and other intellectual property rights, (9) the impact of currency exchange rates, (10) the effect of competition by other companies, (11) the outcome of significant litigation, (12) the Company’s ability to obtain reimbursement for its product from government and commercial payors, (13) quarterly variations in operating results, (14) the possibility of armed conflict or civil or military unrest in Israel, (15) the impact of global economic conditions, (16) the Company’s ability to successfully integrate acquired businesses, (17) changes and reforms in applicable healthcare laws and regulations, (18) quality issues and adverse events related to the Company’s products, such as capsule retention, aspiration and failure to attach or detach, bleeding or perforation that could require the Company to recall products and impact its sales and net income, and (19) other risks and factors disclosed in the Company’s filings with the U.S. Securities and Exchange Commission, including, but not limited to, risks and factors identified under such headings as “Risk Factors,” “Cautionary Language Regarding Forward-Looking Statements” and “Operating and Financial Review and Prospects” in the Company’s Annual Report on Form 20-F for the year ended December 31, 2012.

These forward-looking statements speak only as of the date on which the statements were made and we expressly disclaim any obligation to release publicly any updates or revisions to any forward-looking statement included in this Proxy Statement or elsewhere. In addition to other factors and matters contained or incorporated in this document, these statements are subject to risks, uncertainties, and other factors.

In light of the significant uncertainties inherent in the forward-looking statements contained herein, readers should not place undue reliance on forward-looking statements. We cannot guarantee any future results, including with respect to the Merger. The statements made in this Proxy Statement represent our views as of the date of this Proxy Statement, and it should not be assumed that the statements made herein remain accurate as of any future date. Moreover, we assume no obligation to update forward-looking statements or update the reasons that actual results could differ materially from those anticipated in forward-looking statements, except as required by law.

THE PARTIES TO THE MERGER

Our Company

Given Imaging Ltd. was incorporated under the laws of the State of Israel.  Our company develops, manufactures and markets innovative diagnostic products for the visualization and detection of disorders of the gastrointestinal tract.  Since pioneering the field of capsule endoscopy in 2001, our Company has become a world leader in gastro-intestinal medical devices, offering health care providers a range of innovative options for visualizing, diagnosing and monitoring the digestive system. Our company offers a broad product portfolio including PillCam® capsule endoscope for the small bowel, esophagus and colon. Our company also offers industry-leading gastro-intestinal functional diagnostic solutions including ManoScan® high resolution manometry, Bravo® capsule-based pH monitoring, Digitrapper® pH-Z monitoring, and SmartPill® motility monitoring systems. Given Imaging is committed to delivering breakthrough innovations to the gastro-intestinal community and supporting its ongoing clinical needs. Given Imaging’s headquarters are located in Yoqneam, Israel, with operating subsidiaries in the United States, Germany, France, Japan, Australia, Vietnam, Hong Kong and Brazil.

Our company’s principal offices are located at Hermon Building, New Industrial Park, Yoqneam 20692, Israel.

This Proxy Statement incorporates important business and financial information about Given Imaging from other documents that are not included in or delivered with this information statement.  For a list of the documents incorporated by reference in this information statement, see “Where You Can Find More Information” for more information.

Parent

Covidien Group S.a.r.l., which we also refer to in this Proxy Statement as Parent, is a Luxemburg company and an indirect, wholly-owned subsidiary of Covidien plc (which we also refer to as Covidien).  Covidien is a leading global healthcare products company that creates innovative medical solutions for better patient outcomes and delivers value through clinical leadership and excellence. Covidien develops, manufactures and sells a diverse range of industry-leading medical device and supply products. With 2013 revenue of $10.2 billion, Covidien has more than 38,000 employees worldwide in more than 70 countries, and its products are sold in over 150 countries.  The principal executive offices of Parent are located at c/o Covidien, 20 Lower Hatch Street, Dublin 2, Ireland, and its telephone number is +353 1 438 1700.

Merger Sub

Rioja Israel (2013) Ltd., which we also refer to in this Proxy Statement as Merger Sub, is an Israeli company and an indirect wholly-owned subsidiary of Parent formed for the purpose of effecting the Merger and the transactions contemplated by the Merger Agreement.  Merger Sub has not engaged in any business except activities incidental to its formation and in connection with the transactions contemplated by the Merger Agreement.  The principal executive offices of Merger Sub are located at 5 Shacham St. North Industrial Park Caesarea, Israel +972-4-6277388.

THE SPECIAL GENERAL MEETING

Time and Place of the Special Meeting

This Proxy Statement is being furnished to holders of Ordinary Shares in connection with the solicitation of proxies by and on behalf of our Board of Directors for use at the Special Meeting to be held on January 23, 2014, at 4:00 p.m. (Israel time), at our head offices located at Hermon Building, New Industrial Park, Yoqneam 20692, Israel, and at any adjournment or postponement thereof. We are first mailing this Proxy Statement, the accompanying notice, letter to shareholders and proxy card on or about December 27, 2013 to all holders of Ordinary Shares entitled to notice of, and to vote at, the Special Meeting.

Purposes of the Special Meeting; Proposed Resolutions

Merger Proposal. At the Special Meeting, our shareholders will consider and vote on the Merger Proposal, which is a proposal to approve the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement. To approve the Merger Proposal, it is proposed that at the Special Meeting, the following resolution be adopted:

“RESOLVED, (a) to approve the Merger Proposal, including the approval of: (i) the Merger Agreement; (ii) the Merger, pursuant to Section 314-327 of the ICL, of the Company with Merger Sub, an Israeli company and a wholly-owned subsidiary of Parent, both of which are wholly-owned subsidiaries of Covidien plc; (iii) the payment of the Merger Consideration, without interest and subject to applicable withholding taxes, for each Ordinary Share held by the Company’s shareholders as of immediately prior to the effective time of the Merger; (iv) the accelerated vesting of (if unvested) and cancellation of each outstanding option to purchase Ordinary Shares in exchange for the right to receive an amount of cash equal to the product of the excess, if any, of the Merger Consideration over the applicable exercise price of such option, and the total number of Ordinary Shares underlying such option, without interest and subject to applicable withholding taxes; (v) the accelerated vesting of (if unvested) and cancellation of each outstanding RSU in exchange for the right to receive a lump sum cash payment equal to the product of the Merger Consideration and the number of Ordinary Shares subject to such RSU, without interest and subject to applicable withholding taxes; and (vi) all other transactions and arrangements contemplated by the Merger Agreement, including the Indemnification Amendment and Arrangements, the D&O Insurance Arrangements and the Other Compensation Matters, and (b) that the Merger Proposal is in the best interest of the Company (all capitalized terms are as defined in this Proxy Statement).”

Our shareholders must approve the Merger Proposal in order for the Merger to occur. If the shareholders fail to approve and adopt the Merger Proposal, the Merger will not occur. For more information about the Merger and the Merger Agreement, see the sections of this Proxy Statement entitled “The Merger” and “The Merger Agreement” beginning on pages 44 and 79, respectively.

Recommendation of the Board of Directors of Given Imaging

OUR BOARD OF DIRECTORS BELIEVES THAT THE MERGER PROPOSAL IS FAIR TO AND IN THE BEST INTERESTS OF GIVEN IMAGING AND ITS SHAREHOLDERS AND RECOMMENDS THAT YOU AND THE OTHER GIVEN IMAGING SHAREHOLDERS VOTE “FOR” THE MERGER PROPOSAL. See “The Merger–Our Reasons for Approving the Merger Proposal” beginning on page 50.

Record Date; Shareholders Entitled to Vote

In accordance with the ICL and our Articles of Association, our Board of Directors has fixed December 23, 2013 as the record date for determining the shareholders entitled to notice of, and to vote at, the Special Meeting. Accordingly, you are entitled to notice of, and to vote at, the Special Meeting only if you were a record holder of Ordinary Shares at the close of business on that date, irrespective of the amount of Ordinary Shares in your possession on such date.  Shareholders who hold shares through members of the Tel Aviv Stock Exchange Ltd. in Israel (which we refer to as the TASE) may participate and vote at the Special Meeting if they confirm their ownership as required by the ICL and its regulations.

As of December 23, 2013, the record date for the Special Meeting, there were 32,986,082 Ordinary Shares outstanding and entitled to vote.  Your shares may be voted at the Special Meeting only if you are present or your shares are represented by a valid proxy.

If, as of the Record Date, you held Ordinary Shares through a bank, broker or other nominee which is a shareholder of record of the Company or which appears in the participant list of a securities depository, you are considered to be beneficial owners of shares held in “street name”.  This Proxy Statement and other proxy materials are being forwarded to beneficial owners by your bank, broker or other nominee that is considered the holder of record.  Beneficial owners have the right to direct how their shares should be voted and are also invited to attend the meeting, but may not actually vote their shares in person at the meeting.  The bank, broker or other nominee that is a shareholder of record has enclosed a voting instruction card for you to use in directing the holder of record how to vote the shares.

You may receive more than one set of voting materials, including multiple copies of this document and multiple proxy cards or voting instruction cards. For example, shareholders who hold shares in more than one brokerage account will receive a separate voting instruction card for each brokerage account in which shares are held.

Shareholders of record whose shares are registered in more than one name will receive more than one proxy card. You should complete, sign, date and return each proxy card and voting instruction card you receive.

Quorum

A quorum must be present in order for the Special Meeting to be held. Pursuant to the Company’s Articles of Association, the quorum required for the Special Meeting consists of at least two shareholders present, in person or by proxy, who hold or represent between them at least one-third of the Company’s issued share capital. Broker non-votes and abstentions will be counted as present at the meeting for the purpose of determining whether a quorum is present.  A broker non-vote occurs when a bank, broker or other nominee holding Ordinary Shares for a beneficial owner does not vote on a particular proposal because the nominee does not have discretionary voting power with respect to that proposal and has not received instructions from the beneficial owner. While counted for quorum purposes, abstentions and broker non-votes will not be treated as voting shares and will not have any effect on whether the requisite vote is obtained for all matters placed before shareholders for their vote.

If within half an hour from the time appointed for the holding of the Special Meeting a quorum is not present, the Special Meeting will stand adjourned until one week thereafter at the same time and place. If within half an hour from the time appointed for holding of the adjourned meeting the aforesaid percentage of Ordinary Shares required for a quorum is not present, two or more shareholders (regardless of the percentage of our Ordinary Shares held by them) who are present will constitute a quorum for the business for which the original Meeting was called.

Voting Rights and Vote Required

Each Ordinary Share outstanding on the record date will entitle its holder to one vote upon each of the matters to be presented at the Special Meeting.

Provided that a quorum is present, approval of the Merger Proposal will require the affirmative vote of holders of at least seventy-five percent (75%) of the Ordinary Shares present, in person or by proxy, and voting on the Merger Proposal (votes abstaining shall not be taken into account), provided that either (i) such 75% (or more) majority includes at least the majority of the total votes of shareholders who are not “controlling shareholders” of the Company and do not have a “personal interest” (as both terms are defined in the ICL) in the Merger Proposal, present and voting at the Special Meeting in person or by proxy (votes abstaining shall not be taken into account in counting the above-referenced shareholder votes), or (ii) the total number of Ordinary Shares of the shareholders mentioned in clause (i) above that are voted against the approval of the Merger Proposal does not exceed two percent (2%) of the total voting rights in the Company.

Under the ICL, in general, a person will be deemed to be a controlling shareholder if the person has the power to direct the activities of the Company, other than solely as a result of serving as a director or officer of the Company.  A person is presumed to be a controlling shareholder if holding (i) 50% or more of any type of controlling means in the Company, or (ii) 25% or more of the voting rights in the Company, if no other person holds more than 50% of the voting rights in the Company.

Under the ICL, a person is deemed to have a “personal interest” in the Merger Proposal if this person, or certain members of this person’s family or a company that is affiliated with this person or with such members of this person’s family (namely, a company in which this person or any such family member serves as a director or chief executive officer, has the right to appoint a director or the chief executive officer, or owns 5% or more of the outstanding shares) has a personal interest in the adoption of such proposal.  However, a person is not deemed to have a “personal interest” in the adoption of the Merger Proposal if this person’s interest in the Merger Proposal arises solely from this person’s ownership of the Company’s Ordinary Shares. The term “personal interest” also includes a personal interest of an individual voting via a power of attorney given by a third party (even if the empowering shareholder has no personal interest), and the vote of an attorney-in-fact shall be considered a personal interest vote if the empowering shareholder has a personal interest, in each case regardless of whether the attorney-in-fact has the discretion in the voting.

Certain major shareholders of the Company – Discount Investment Corporation Ltd. (which we refer to as DIC), Elron Electronic Industries, Ltd. (which we refer to as Elron) and RDC Rafael Development Corporation Ltd. (which we refer to as RDC and, together with Elron and DIC, the Principal Shareholders) – are deemed controlling shareholders of the Company for purpose of the Merger Proposal. Based on an amendment to their beneficial ownership report on Schedule 13D filed by the Principal Shareholders on December 16, 2013 (which we refer to as the December 16 Schedule 13D), as of December 8, 2013, the Principal Shareholders collectively owned 14,184,348 Ordinary Shares, representing approximately 43.0% of all of the Ordinary Shares outstanding (see “Beneficial Ownership of Ordinary Shares—Major Shareholders” on page 102).  In addition, concurrently with the execution of the Merger Agreement, Parent entered into a voting agreement (referred to as the Voting Agreement) with DIC, which owned, based on the December 16 Schedule 13D, 4,719,528 Ordinary Shares, representing approximately 14.3% of the Company’s outstanding Ordinary Shares.   Under the Voting Agreement, DIC has agreed and has granted a proxy to Parent, subject to the terms and conditions of the Voting Agreement, to vote all of the Ordinary Shares owned by DIC in favor of the approval of the Merger Agreement, the Merger and all of the other transactions contemplated by the Merger Agreement.  Due to the fact that DIC has, under the Voting Agreement, granted a proxy to Parent to vote its Ordinary Shares in favor of the Merger Proposal at the Special Meeting, and in light of Parent’s personal interest in the Merger Proposal, DIC might be deemed to have a “personal interest” in the Merger Proposal. In addition, due to the fact that DIC is deemed the controlling shareholder of Elron and RDC, Elron and RDC might also be deemed to have a “personal interest” in the Merger Proposal. The Principal Shareholders could also be deemed to have, for the sake of caution, a personal interest in the Merger Proposal due to their prior attempt to sell their stake in the Company. In light of the foregoing, including the Principal Shareholders’ status as controlling shareholders of the Company and their potential personal interest in the Merger Proposal, all of the Ordinary Shares held by the Principal Shareholders are excluded for the sake of caution for purposes of determining whether the majority referred to in clause (i) of the vote required to approve the Merger Proposal was obtained.

For purpose of the Merger Proposal, our directors and executive officers are deemed to have a “personal interest” in the Merger Proposal and, accordingly, all of the Ordinary Shares held by our directors and executive officers are also excluded for purposes of determining whether the majority referred to in clause (i) of the vote required to approve the Merger Proposal is obtained.  As of December 20, 2013, our directors and executive officers collectively own 367,740 Ordinary Shares (excluding the Ordinary Shares held by the Principal Shareholders, with respect to which our directors and executive officers disclaim beneficial ownership), representing approximately 1.1% of all of the Ordinary Shares outstanding (see “The Merger–Interests of Our Directors and Executive Officers in the Merger Proposal” beginning on page 72).

Pursuant to Section 320(c) of the ICL, in the event that shares of a merging company are held by the other merging company or by a person holding 25% or more of any kind of means of control in the other merging company, the merger will not be approved if a majority of the shareholders present and voting at the general meeting (not counting abstainers), which are not the other merging company or the person so holding or anyone acting on behalf of either of them, including relatives or corporations under their control, are opposed to the merger; provided, however, that a person will not be deemed to hold shares of the other merging company, simply because he/she holds shares of the merging company. Under the Merger Agreement, Parent has represented that no such cross-holding exists.

The enclosed form of proxy card includes a certification that you are not a controlling shareholder of the Company, do not have a personal interest in this matter and are not a shareholder listed in Section 320(c) of the ICL. If you think that this statement is incorrect, please contact the Company’s proxy solicitor, Innisfree M&A Incorporated, at (888) 750-5834 (toll-free from the U.S. or Canada) or (412) 232-3651 (from all other countries) (banks and brokerage firms please call collect at (212) 750-5833). If you hold your shares in “street name,” you may also contact the representative managing your account, who could contact Innisfree on your behalf.

Only Ordinary Shares that are voted on the Merger Proposal will be counted towards determining whether the Merger Proposal is approved by shareholders. Ordinary Shares present at the Special Meeting that are not voted on a particular proposal or Ordinary Shares present by proxy where the shareholder properly withheld authority to vote on such proposal (including broker non-votes) will not be counted in determining whether the Merger Proposal is approved by shareholders, but will be counted for purposes of determining whether a quorum exists.

A proxy card of a record shareholder that is signed and returned that does not indicate a vote “FOR” or “AGAINST” the Merger Proposal, the shares subject to such proxy card will not be voted at the Special Meeting but will be counted for purposes of determining whether a quorum exists.

A bank, broker or nominee who holds shares for customers who are the beneficial owners of those shares has the authority to vote on “routine” proposals when it has not received instructions from the beneficial owners. However, such bank, broker or nominee is prohibited from giving a proxy to vote those customers’ shares with respect to approving non-routine matters, such as the Merger Proposal to be voted on at the Special Meeting, without instructions from the customer. Shares held by a bank, broker or nominee that are not voted at the Special Meeting because the customer has not provided instructions to the bank, broker or nominee will not be considered to be votes “FOR” or “AGAINST” the Merger Proposal or any other proposal and will have no effect on the result of the vote.

Adjournment and Postponement

If within half an hour from the time appointed for the holding of the Special Meeting a quorum is not present, the Special Meeting will stand adjourned until one week thereafter at the same time and place. If within half an hour from the time appointed for holding of the adjourned meeting the aforesaid percentage of Ordinary Shares required for a quorum is not present, two or more shareholders (regardless of the percentage of our Ordinary Shares held by them) who are present will constitute a quorum for the business for which the original Meeting was called.

Voting Procedures; Revoking Proxies or Voting Instructions

Shareholders of Record

If you are a shareholder of record, meaning that your Ordinary Shares and your share certificate(s) were registered in your name with us and our transfer agent as of the record date, you may vote (a) in person by attending the Special Meeting or (b) by marking, signing, dating and returning the enclosed proxy card in the postage-paid envelope provided.

If you sign, date and return your proxy card without indicating how you want to vote, your Ordinary Shares will not be voted at the Special Meeting but will be counted for purposes of determining whether a quorum exists.

Shares Held in “Street Name”

If you hold your Ordinary Shares in “street name” through a bank, broker or other nominee you should follow the instructions on the form you receive from your bank, broker or other nominee. If your Ordinary Shares are held in “street name” and you wish to vote such shares by attending the Special Meeting in person, you will need to obtain a proxy from your bank, broker or other nominee. If your Ordinary Shares are held in “street name,” you must contact your bank, broker or other nominee to change or revoke your voting instructions.

Shares Traded on TASE

Shareholders who hold shares through members of the TASE may vote in person or vote through the enclosed form of proxy by completing, signing, dating and mailing the proxy with a copy of their identity card, passport or certificate of incorporation, as the case may be, to the Company’s offices. Shareholders who hold shares through members of the TASE and intend to vote their shares either in person or by proxy must deliver to the Company an ownership certificate confirming their ownership of the Company’s shares on the record date, which must be certified by a recognized financial institution, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting) of 2000, as amended.

Voting of Proxies

All shares represented at the Special Meeting by valid proxies that we receive in time for the Special Meeting as a result of this solicitation (other than proxies that are revoked or superseded before they are voted) will be voted in the manner specified on such proxy. If you submit an executed proxy but do not specify how to vote your proxy, your Ordinary Shares will not be voted at the Special Meeting.

Proxies submitted with instructions to abstain from voting and broker non-votes will not be considered to be votes “FOR” or “AGAINST” the Merger Proposal or any other proposal and will have no effect on the result of the vote.

Revocation of Proxies

You may revoke your proxy at any time before the vote is taken at the Special Meeting by (a) delivering to us at our head offices located at Hermon Building, New Industrial Park, Yoqneam 20692, Israel, Attention: General Counsel, a written notice of revocation, bearing a later date than the proxy, stating that the proxy is revoked, (b) by properly submitting a later-dated proxy relating to the same shares or (c) by attending the Special Meeting and voting in person (although attendance at the Special Meeting will not, by itself, revoke a proxy). Ordinary Shares represented by properly executed proxies received by us no later than twenty-four (24) hours prior to the Special Meeting will, unless such proxies have been previously revoked or superseded, be voted at the Special Meeting in accordance with the directions on the proxies. Written notices of revocation and other communications concerning the revocation of a previously executed proxy should be addressed to us at our head offices located at Hermon Building, New Industrial Park, Yoqneam 20692, Israel, Attention: General Counsel.

You may also be represented by another person present at the Special Meeting by executing a proxy designating such person to act on your behalf.

Solicitation of Proxies

The Company will bear the costs of solicitation of proxies for the Special Meeting. We have retained Innisfree M&A Incorporated, a professional proxy solicitation firm, to assist in the solicitation of proxies for the special meeting for a fee of approximately $20,000, plus reimbursement of reasonable out-of-pocket expenses. In addition to solicitation by mail, Innisfree’s employees and the Company’s directors, officers and employees may solicit proxies from shareholders by telephone, telegram, personal interview or otherwise. The Company’s directors, officers and employees will not receive additional compensation, but may be reimbursed for out-of-pocket expenses in connection with such solicitation.

Brokers, nominees, fiduciaries and other custodians have been requested to forward soliciting material to the beneficial owners of Ordinary Shares held of record by them, and such custodians will be reimbursed for their reasonable expenses. The Company may reimburse the reasonable charges and expenses of brokerage houses or other nominees or fiduciaries for forwarding proxy materials to, and obtaining authority to execute proxies from, beneficial owners for whose accounts they hold Ordinary Shares.

SHAREHOLDERS SHOULD NOT SEND ANY CERTIFICATES REPRESENTING ORDINARY SHARES WITH THEIR PROXY CARDS. IF THE MERGER PROPOSAL IS APPROVED AND THE MERGER IS SUBSEQUENTLY COMPLETED, YOU WILL RECEIVE INSTRUCTIONS FOR SURRENDERING YOUR CERTIFICATES IN EXCHANGE FOR THE MERGER CONSIDERATION.

SHAREHOLDERS ARE URGED TO COMPLETE, SIGN, DATE AND RETURN THE ENCLOSED PROXY CARD IN THE ENVELOPE PROVIDED. IN ORDER TO AVOID UNNECESSARY EXPENSE, WE ASK YOUR COOPERATION IN RETURNING YOUR PROXY CARD PROMPTLY, NO MATTER HOW LARGE OR SMALL YOUR HOLDINGS MAY BE.

Questions and Additional Information

If you have questions about the Merger or how to submit your proxy, or if you need any additional copies of this Proxy Statement or the enclosed proxy card or voting instructions, please contact:

Innisfree M&A Incorporated
501 Madison Ave.
New York, NY 10022

Shareholders call toll-free:  (888) 750-5834 (from the U.S. or Canada)
                                                (412) 232-3651 (from all other countries)
Banks and Brokers call collect: (212) 750-5833

THE MERGER

The description in this Proxy Statement of the Merger is subject to, and is qualified in its entirety by reference to, the Merger Agreement, which is the legal document governing the Merger. We have attached a copy of the Merger Agreement to this Proxy Statement as Appendix A and we urge that you read it carefully and in its entirety.

Background of the Merger

The board of directors and senior management of the Company regularly review the Company’s operations, financial performance and industry conditions as they may affect the Company’s long-term strategic goals and plans, and consider and evaluate options for enhancing shareholder value as an independent company and alternatives for business combination transactions to enhance shareholder value.

During late 2011 and the first half of 2012, as part of the Company’s regular conversations with companies in the same or adjacent industries, the Company had informal discussions regarding possible strategic transactions involving the Company with a number of potentially interested parties.  None of these discussions resulted in any offer to acquire the Company.

In February 2012, the Company formally engaged Barclays as its financial advisor to advise on potential strategic and financial development of the Company’s business, including advice with respect to potential mergers, acquisitions, joint ventures or a sale of the Company. The Board decided to engage Barclays because of its familiarity with the Company and because of Barclays’ qualifications, reputation and experience in the valuation of businesses and securities in connection with mergers and acquisitions generally, as well as substantial experience in transactions comparable to the Merger. As part of its engagement, representatives of Barclays informally reached out to a number of parties to assess their interest in a potential acquisition of the Company, but none of these parties expressed any formal interest or made any specific offer.

In July 2012, in light of continuing uncertainties relating to the Company’s ability to obtain regulatory clearance to market and sell PillCam COLON in the United States, as well as uncertainties relating to the Company’s ability to expand reimbursement coverage for procedures using the Company’s products through government-sponsored healthcare payment systems and private third-party payors, the Board asked Barclays to make a presentation to the Board regarding the condition of the market, the strategic direction of the Company and potential strategic alternatives, including parties who could potentially be interested in an acquisition of the Company. The Board also noted that its principal shareholders had indicated a desire to explore potential avenues to seek liquidity for their investment in the Company and the Board considered the benefits to the Company and the other shareholders of ensuring that any such liquidity was obtained in an orderly fashion where the Board could ensure the protections of the interests of the Company and the other shareholders. After extensive discussions, the Board directed Barclays to formally contact potential interested parties to explore the possibility of a sale of the Company.  In addition, the Board established an executive committee (which we refer to as the Executive Committee), consisting of Messrs. Israel Makov, James Cornelius and Michael Grobstein, to assist the Board in evaluating strategic alternatives potentially available for the Company to enhance shareholder value.  Mr. Makov is the Chairman of the Board; both Mr. Cornelius and Mr. Grobstein are outside directors of the Company. Attorneys from the Company’s outside U.S. and Israeli counsel were also involved in the process.

During the three month period from mid-August to mid-October 2012, in accordance with the Board’s instructions, representatives of Barclays contacted 25 strategic parties and received inbound inquiries from three additional strategic parties.  Of these 28 parties, eight parties, including Covidien, entered into confidentiality agreements with the Company and received confidential information of the Company. By mid-October, three strategic parties, including Covidien, submitted preliminary non-binding indications of interest to acquire the Company: Covidien submitted a preliminary indication of interest of $19.00 to $22.00 per share; the second strategic party, which we refer to as Party A, submitted a preliminary indication of interest of $16.50 per share; and the third strategic party, which we refer to as Party B, submitted a preliminary indication of interest of $25.00 per share.  Party B, however, withdrew from the process shortly after the submission of its indication of interest. Throughout this period, representatives of Barclays provided updates on the process to the Executive Committee on a regular basis.

On October 17, 2012, the Company issued a press release disclosing that it was evaluating a range of strategic options with the assistance of Barclays and had received preliminary non-binding indications of interest from several parties relating to a possible sale of the Company.  The press release further disclosed that the Board had appointed the Executive Committee to oversee the process. The Company’s share price on NASDAQ rose 19.1% from a closing price of $15.27 on October 17, 2012 to $18.19 following the announcement.

During the weeks following October 17, 2012, at the direction of the Executive Committee, Barclays received inbound inquiries from eight financial sponsors and five investment banks representing potential interested parties. Barclays also held discussions with one additional strategic party. One of the financial sponsors, which we refer to as Party C, executed a confidentiality agreement and received confidential information of the Company.

In early November 2012, the Company conducted management presentations about the Company for representatives of Covidien and of Party A.

In mid-November 2012, Covidien notified Barclays that they were withdrawing from the process, citing timing considerations both internally and in relation to the Company as the primary reason for the withdrawal.  In late November, following several weeks of due diligence investigation, Party A submitted a revised, non-binding indication of interest of $17.00 to $20.00 per share.

On December 11, 2012, the Executive Committee held a meeting to review the status of the process to evaluate strategic options; representatives from Barclays and the Company’s outside legal counsel also attended this meeting.  The Executive Committee reviewed Barclays’ summary of the preliminary indication of interest from Party A, as well as other potential strategic options available to the Company.  Following extensive discussions, the Executive Committee unanimously determined that the preliminary indications of interest received to date did not adequately reflect the value of the Company and, unless Party C submitted a compelling offer, the Executive Committee would make a recommendation to the Board to discontinue the process.

During the weeks following the December 11, 2012 Executive Committee meeting, Party C conducted additional due diligence on the Company, but eventually indicated to Barclays that it was not in a position to submit an offer.

On January 15, 2013, the Company publicly announced that it was ending its exploration of a possible sale of the Company.  The announcement indicated that the Executive Committee unanimously concluded that the continued execution of the Company’s operating plan, supplemented by additional acquisitions and alliances, provided the best opportunity at that time to enhance value for all of the Company’s shareholders.  The press release also disclosed that DIC, who together with its affiliates, including Elron Electronic Industries, Ltd. (which we refer to as Elron) and RDC Rafael Development Corporation Ltd. (which we refer to as RDC and, together with Elron and DIC, the Principal Shareholders), beneficially owned approximately 45.5% of the Company’s outstanding shares, had informed the Company that it intended to seek a sale of such shares in one block.

In connection with the exploration of a potential sale of their stake in the Company, the Principal Shareholders approached the Company seeking cooperation with the due diligence process by potential purchasers of their stake. Following internal deliberations and consultation with outside legal counsel, the Executive Committee agreed to provide confidential information of the Company to potential purchasers of the shares held by the Principal Shareholders on the condition that prior to the provision of any confidential information to any party, the party must enter into a confidentiality agreement with the Company that prohibits any offer or agreement for the purchase of the Principal Shareholders’ shares without the Executive Committee’s consent.  In addition, the Principal Shareholders asked permission from the Executive Committee to engage Barclays as its financial advisor in connection with the Principal Shareholders’ exploration of a sale of their stake.  After consultation with outside legal counsel, the Executive Committee decided to grant this permission on the condition that Barclays was required to notify the Company if any material conflicts of interest arose in connection with its provision of services to the Principal Shareholders that would materially and adversely affect the Company or the Company’s other shareholders.  The Executive Committee and Barclays further agreed that if they were unable to resolve any conflict in good faith within a reasonable period of time, Barclays would be required to stop providing advisory services to the Principal Shareholders if requested by the Company.  From January 2013 through April 2013, the Company entered into confidentiality agreements with a number of financial buyers who were potentially interested in acquiring the shares held by the Principal Shareholders.  However, no formal offer for these shares was communicated to the Executive Committee for consideration.

On February 21, 2013, as a result of its engagement with Barclays as part of the sale process for the shares held by the Principal Shareholders, Party A submitted a non-binding indication of interest of $16.50 to $18.00 per share to acquire the whole Company.  The Company’s shares closed at $16.06 on NASDAQ on February 20, 2013, the day before the receipt of Party A’s indication of interest.  Following discussions with the Executive Committee and response from Party A that they were unable to improve their offer, representatives of Barclays informed Party A that the Company was not interested in pursuing a potential transaction at this valuation.

From February 2013 through August 2013, the Company focused on the execution of its operating plan.

On September 10, 2013, representatives of Barclays spoke to representatives of Covidien as part of its regular outreach to companies in the medical device industry, and mentioned certain positive developments relating to the Company in recent months, including the Company’s recent financial performance and the status of regulatory approvals for the Company’s next generation products in certain key markets.

On September 25, 2013, representatives of Covidien contacted representatives of Barclays indicating a renewed interest in the Company and requesting a meeting to receive business updates from senior management.  Barclays reported this development to the Company.

On October 1, 2013, Discovery Group I, LLC (which we refer to as Discovery), a Chicago-based investment fund, filed a beneficial ownership report on Schedule 13D with the United States Securities and Exchange Commission (referred to as the SEC) disclosing the ownership of approximately 3.7% of the Company’s shares.  Discovery also sent a letter to the Board, which letter was filed as an exhibit to its Schedule 13D, urging the Board to, among other things, initiate a process to sell the Company.  Discovery noted in its letter that based on their analysis, they believe the Company could reasonably achieve a value of $26.00 to $30.00 per share in a sale transaction.

On October 3, 2013, the Company executed an amendment to the confidentiality agreement previously entered into with Covidien to extend certain provisions (including Covidien’s standstill obligations) that were nearing expiration due to the passage of time.

On October 10, 2013, Mr. Shamir, the Company’s President and Chief Executive Officer, and Mr. Tom Looby, the Company’s Chief Marketing Officer, together with representatives of Barclays, met in New York with representatives of Covidien and provided an update on the business of the Company.

On October 16, 2013, the Company held a Board meeting at which the Executive Committee reported to the Board on renewed interest from a strategic party and that the Executive Committee would continue managing the process of evaluating strategic alternatives.

On October 16, 2013, the Executive Committee held a meeting to discuss Covidien’s renewed interest.  Following discussions with representatives of Barclays and outside legal counsel, the Executive Committee decided to engage in preliminary discussions with Covidien. The Executive Committee also retained the services of Ron Gazit, Rotenberg & Co. (which we refer to as RGR) as independent legal counsel to the Executive Committee.

On October 21, 2013, following its review of updated management presentations and other information of the Company, Covidien submitted a non-binding indication of interest of $26.00 to $28.00 per share.  Covidien also requested an exclusivity period during which the Company would negotiate exclusively with Covidien and its representatives.

On October 22, 2013, the Executive Committee convened a telephonic meeting to consider Covidien’s non-binding indication of interest at which representatives of Barclays and the Company’s legal advisors were present. Representatives of Barclays presented a summary of Covidien’s indication of interest and reviewed other strategic alternatives potentially available to the Company at this time.  Following discussions with representatives of Barclays and the Company’s legal advisors, the Executive Committee instructed Barclays to provide additional due diligence material to Covidien and seek a higher price by November 15, 2013.  The Executive Committee also instructed Kirkland & Ellis LLP, the Company’s outside U.S. legal counsel (which we refer to as K&E)  to work with the Company’s outside Israeli counsel, Gross, Kleinhendler, Hodak, Halevy, Greenberg & Co. (which we refer to as GKH), and RGR to begin the preparation of a draft merger agreement.  In addition, following extensive discussions with its advisors, the Executive Committee determined that given the broad, public process conducted less than a year ago, the lack of interest expressed by the parties contacted, and the media coverage generated by Discovery’s public letter to the Board urging a sale of the Company, another round of broad outreach was not necessary at this time and risked significant harm to the Company in the event of a leak and potentially could risk a loss of interest by Covidien.  However, the Executive Committee decided it would be prudent to reach out to Party A and Party B, the two strategic parties who submitted preliminary indications of interest during the prior process and assess their interest in a potential transaction.  Accordingly, the Executive Committee unanimously decided to decline Covidien’s request for exclusivity and asked Barclays to contact Party A and Party B immediately and inquire whether either of them would be interested in resuming discussions relating to a potential transaction.  The Executive Committee also instructed its advisors that it was imperative that any merger agreement allows the Board to change its recommendation and/or terminate the merger agreement if a superior proposal emerges following the announcement of any transaction with Covidien.

On October 23, 2013, representatives of Barclays communicated the Executive Committee’s feedback to representatives of Covidien. Representatives of Covidien indicated that if the results of their due diligence review were satisfactory, Covidien could see a path to getting to a higher value range.  Covidien further indicated that it would commence the due diligence process immediately and would provide a confirmation of its valuation proposal no later than November 15, 2013.

On October 24, 2013, Covidien and its representatives were given access to an online data room containing due diligence materials of the Company.  During the following weeks, Covidien conducted extensive financial, commercial, clinical and legal due diligence on the Company.

On October 29 and October 30, 2013, representatives of Barclays reached out to Party A and Party B separately on a confidential basis and informed each of them that the Company was conducting a limited process to explore a potential sale of the Company.  Neither party indicated an interest in participating in the process.

On October 30, 2013, representatives of Barclays sent a draft merger agreement to Covidien.

On November 15, 2013, representatives of Covidien called representatives of Barclays and provided a revised indication of interest of $30.00 per share, subject to completion of due diligence and negotiation of definitive agreements.  In connection with their revised indication of interest, Covidien again requested exclusivity from the Company.

Following receipt of Covidien’s improved indication of interest, the Executive Committee authorized the Company’s management and legal counsel to seek to negotiate and reach agreement with Covidien for a potential transaction.  The Executive Committee again declined Covidien’s request for exclusivity.

On November 19, 2013, the Company received a revised draft of the merger agreement from Covidien’s outside legal counsel, Meitar Liquornik Geva Leshem Tal, Law Offices (which we refer to as Meitar).  During the two weeks thereafter, the parties and their respective legal counsel, including Ido Warshavski, Senior Vice President and General Counsel of the Company, and Matthew Nicolella, Vice President and Chief Mergers & Acquisitions Counsel of Covidien, engaged in a series of negotiations of the merger agreement, and exchanged multiple drafts during the process.  Covidien and its representatives also continued their due diligence review of the Company during this period.  As part of the negotiations of the merger agreement, Covidien indicated that they would like to seek a voting agreement from the Principal Shareholders, pursuant to which these shareholders would agree to vote their shares in favor of the Merger.

On November 25, 2013, several media outlets reported that the Company had resumed talks regarding a potential sale of the Company, and that two strategic parties and a financial sponsor had expressed interest.  The Company’s stock rose from a closing price of $21.21 on NASDAQ on November 22, 2013 to a closing price of $22.63 on November 25, 2013.

On December 3, 2013, K&E sent a draft voting agreement prepared by Covidien to representatives of the Principal Shareholders.  For confidentiality reasons, the draft voting agreement did not reveal Covidien’s identity or the proposed price.

On December 4, 2013, the Executive Committee, as well as the Compensation and Nominating Committee and the Audit Committee of the Board, held a series of meetings at the New York office of K&E to review the terms of the contemplated transaction.  At the committees’ request, representatives of Barclays, K&E and RGR were present at all of these meetings.  The first meeting was a presentation of the contemplated transaction, attended by members of all three committees.  At the request of the Chairman of the Audit Committee, another member of the Board who is not affiliated with any of the Company’s Principal Shareholders, Prof. Anat Loewenstein, as well as the Company’s senior management, including Mr. Nachum (Homi) Shamir, President and Chief Executive Officer and a director of the Company, also attended the presentations by Barclays, K&E and RGR. Representatives of Barclays presented their analyses of Covidien’s offer, and updated the committees on the discussions they had with Party A and Party B.  Representatives of K&E discussed the key terms of the draft merger agreement with the committees, including closing conditions and termination provisions.  A representative of RGR reviewed the Board’s fiduciary duties under Israeli law in connection with a potential sale of the Company and related Israeli law matters.  No deliberations took place and no resolutions were adopted at this meeting.  Thereafter, the Executive Committee held a committee meeting and, following extensive deliberations, unanimously resolved to recommend the contemplated transaction to the Compensation and Nominating Committee, the Audit Committee and the Board, subject to the finalization of definitive agreements.  Thereafter, each of the Compensation and Nominating Committee and the Audit Committee held its own committee meeting and conducted extensive deliberations regarding the contemplated transaction, but no resolutions were adopted regarding the contemplated transaction.  In the committee meeting held by each of these three committees, only members of the respective committee and, at the respective committee chairman’s request, outside advisors, were present.   None of the Board members who are affiliated with the Company’s Principal Shareholders – Messrs. Lior Hannes, Arie Mientkavich and Ari Bronshtein – participated in any of the meetings held on December 4.

In the evening of Thursday, December 5, 2013 (Tel Aviv time), the Company disclosed on a confidential basis Covidien’s identity and the principal terms of the proposed transaction, including the $30.00 per share merger consideration, to the Principal Shareholders and the directors of the Company who are affiliated with the Principal Shareholders.  In the next 48 hours, representatives of Covidien and representatives of the Company’s Principal Shareholders engaged in a series of negotiations of the terms of the voting agreement.

In the morning of December 6, 2013, the Board held a special meeting at the New York office of K&E, which was partly attended by members of senior management as well as representatives of Barclays, K&E and RGR.  The three directors who are affiliated with the Company’s Principal Shareholders recused themselves from the meeting and were not present at the meeting.  At the special meeting, representatives of Barclays reviewed with the Board the financial analyses of the $30.00 per share merger consideration that they had performed in connection with the preparation of their fairness opinion.  Representatives of Barclays discussed with the Board the low likelihood that another party would be interested in a transaction at this time at a value in excess of the proposed price offered by Covidien given the broad, public process conducted by the Company previously, the multiple media reports of the Company’s exploration of a potential sale transaction, and the lack of interest from Party A and Party B.  Representatives of K&E discussed the key terms of the draft Merger Agreement, including closing conditions and termination provisions, and noted the fact that the Merger Agreement allows the Board to change its recommendation and terminate the Merger Agreement if an unsolicited superior proposal emerges after the execution of the Merger Agreement.  A representative of RGR reviewed with the Board their fiduciary duties under Israeli law in connection with a potential sale of the Company and related Israeli law matters. Extensive deliberations took place, but no resolutions were adopted at this Board meeting. After the Board meeting, each of the Executive Committee, the Compensation and Nominating Committee and the Audit Committee held a committee meeting (in each case attended only by members of that committee and, at the request of the relevant committee chairman, outside advisors) to consider the updated presentations by the Company’s advisors.  Following further deliberations, the Executive Committee unanimously reaffirmed its recommendation of the contemplated transaction to the Compensation and Nominating Committee, Audit Committee and the Board. Then, each of the Compensation and Nominating Committee and the Audit Committee unanimously approved the terms of the contemplated  transaction and resolved to recommend the contemplated transaction to the Board and the shareholders, in each case subject to finalization of definitive agreements.

In the afternoon of Saturday, December 7, 2013, the Board held another special meeting at the New York office of K&E (with some members of the Board participating by telephone), with members of senior management and representatives of Barclays, K&E and RGR present.  The three directors who are affiliated with the Company’s Principal Shareholders again recused themselves from the meeting and were not present at the meeting. The purpose of the meeting was to further consider and, if so resolved, formally approve the contemplated transaction, the execution of the Merger Agreement and certain related matters.  Following updates by the advisors on the status of the Merger Agreement, Voting Agreement and certain related matters, representatives of Barclays rendered to the Board an oral opinion, confirmed by delivery of a written opinion dated December 8, 2013, to the effect that, as of the date of such opinion and based upon and subject to the qualifications, limitations and assumptions set forth therein, from a financial point of view, the $30.00 per share merger consideration to be offered to the holders of Ordinary Shares was fair to such holders.  Following Barclays’ delivery of its opinion, each of the Executive Committee, the Compensation and Nominating Committee and the Audit Committee re-affirmed and delivered its recommendation of the Merger Proposal.  Following further discussions, the Board determined that the terms of the Merger and the other transactions contemplated by the Merger Agreement were advisable, fair to and in the best interests of the Company and its shareholders, approved the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement, recommended that the Company’s shareholders vote “FOR” the Merger Proposal and authorized Given Imaging’s management to execute the Merger Agreement.  See “–Our Reasons for Approving the Merger Proposal” beginning on page 50 for more information on the factors considered by the Given Imaging board of directors.

Also on December 7, 2013, two of the Principal Shareholders, Elron and DIC, each issued a press release disclosing the fact that it had been informed by the Company that the Company was in discussions with a major international strategic buyer for the acquisition of the Company’s entire share capital for $30.00 per share.

In the early morning of December 8, 2013 (Tel Aviv time), representatives of the Company’s Principal Shareholders informed the Company that the board of directors of each of Elron and RDC had resolved to vote in favor of the transaction between the Company and Covidien and that the board of directors of DIC had resolved to enter into a voting agreement with Covidien.  Shortly thereafter, Covidien informed the Company that it had entered into a voting agreement with one of the Principal Shareholders, DIC, pursuant to which DIC has agreed to vote its shares in favor of the Merger Proposal.  Later that morning, the Company and Covidien entered into the Merger Agreement and announced the execution of the Merger Agreement.

Our Reasons for Approving the Merger Proposal; Recommendation and Determination of Certain Committees and Our Board

Our Executive Committee evaluated the terms of the Merger Proposal, including the terms and conditions of the Merger Agreement, and resolved to recommend the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement to our Audit Committee, our Compensation and Nominating Committee and our Board.

Our Audit Committee evaluated the terms of the Merger Proposal, including the terms and conditions of the Merger Agreement. Our Audit Committee unanimously approved the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement, determined that the Merger is fair to and in the best interests of our Company and our shareholders, approved the execution, delivery and performance of the Merger Agreement and the completion of the Merger and the other transactions contemplated by the Merger Agreement, including, without limitation, with respect to the matters described under “The Merger – Interests of our Officers and Directors in the Merger Proposal.”

Our Compensation and Nominating Committee evaluated the terms of the Merger Proposal, including the terms and conditions of the Merger Agreement. Our Compensation and Nominating Committee approved the Merger Agreement and the transactions contemplated by the Merger Agreement, including, without limitation, with respect to the compensation matters described under “The Merger – Interests of our Officers and Directors in the Merger Proposal.”

Our Board of Directors (with Messrs. Hannes, Mientkavich and Bronshtein recusing themselves), following the recommendation of our Executive Committee, our Compensation and Nominating Committee and our Audit Committee, (i) determined that the Merger is fair to and in the best interests of our Company and our shareholders, (ii) approved the execution, delivery and performance of the Merger Agreement and the completion of the Merger and the other transactions contemplated by the Merger Agreement, including, without limitation, with respect to the matters described under “The Merger – Interests of our Officers and Directors in the Merger” and “The Merger Agreement – Effect on Share Capital,” (iii) determined that no reasonable concern exists that as a result of the Merger we, as the surviving company in the Merger, will be unable to fulfill our obligations to our creditors, (iv) directed management to call a special meeting of shareholders and to take such other actions as are necessary to complete the Merger and (v) resolved to recommend that our shareholders approve the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement and directed that such matter be submitted for consideration of our shareholders at the Special Meeting.

In reaching these determinations, our Executive Committee, Compensation and Nominating Committee and Audit Committee and our Board of Directors considered a number of factors, including the following: (i) the advice of our senior management, (ii) a variety of business, financial, regulatory and market factors, (iii) the recommendation of the transaction by the Executive Committee and (iv) in the case of our Executive Committee, Compensation and Nominating Committee and the Board of Directors, the unanimous approval of the transaction by these committees.

In the course of reaching their determinations, our Executive Committee, Compensation and Nominating Committee and Audit Committee and our Board of Directors also considered the following factors and potential benefits of the Merger Proposal, each of which the members of our Executive Committee, Compensation and Nominating Committee, Audit Committee and Board of Directors believed supported their respective decisions:

•	current and historical market prices for the Ordinary Shares and the fact that the Merger Consideration payable represents a significant premium to unaffected historical prices;

•
our Board of Directors’ familiarity with, and information provided by our management as to, the business, financial condition, results of operations, current business strategy and future prospects of our Company, as well as the risks involved in achieving those prospects and objectives under current industry, regulatory and market conditions, the nature of the markets in which our Company operates and our position in such markets;

•
the financial analysis presented to our Board and the oral opinion of Barclays rendered to the Board on December 7, 2013, which was subsequently confirmed in writing, to the effect that as of the date of the opinion and based upon and subject to the qualifications, limitations and assumptions set forth in the opinion, from a financial point of view, the $30.00 per share Merger Consideration to be offered to the holders of Ordinary Shares was fair to such holders, as more fully described in the section of this Proxy Statement entitled “The Merger —Opinion of Our Financial Advisor” beginning on page 56;

•
the fact that we considered for some time various strategic alternatives, and that the Merger Consideration of $30.00 per share was more favorable to our shareholders than the potential value that might result from other alternatives reasonably available to our Company, including, but not limited to, acquisitions, dividends, and the continued operation of our Company on a stand-alone basis in light of a number of factors, including the risks and uncertainties associated with those alternatives;

•
the fact that the Company had recently conducted a broad, public process to explore potential strategic options, including a possible sale of the Company, during which representatives of the Company contacted a substantial number of potential interested parties and also received a number of inbound inquiries, none of which produced a higher offer than the $30.00 per share offer by Covidien;

•
the fact the Executive Committee, consisting of non-management directors, had overseen the process to explore potential strategic options in the fall of 2012 and had led the negotiation of the transaction with Covidien;

•	the Executive Committee’s refusal to negotiate exclusively with Covidien at any time, notwithstanding Covidien’s requests for exclusivity;

•
the fact that the proposed Merger Consideration is all cash, so that the transaction provides our shareholders certainty of value and liquidity for their shares, especially when viewed against the risks and uncertainties inherent in our Company’s business, including the following:

–
our ability to develop new products, to successfully complete any necessary or required clinical studies with our products, to receive regulatory clearance or approval to market our products, and to successfully implement our sales, marketing and manufacturing plans;

–	the level of adoption of our products by medical practitioners;

–	our ability to obtain reimbursement for our product from government and commercial payors;

–	changes and reforms in applicable healthcare laws and regulations;

–
competition from large, well-established manufacturers of traditional technologies for detecting gastrointestinal disorders, as well as from gastrointestinal products in general which compete for the limited capital expenditure budgets of customers; and

–	the introduction of new products by other companies that could make our products obsolete.

•
the fact that it is a condition to the closing of the Merger that the Merger Proposal has been approved by our shareholders, which allows for an informed vote by the shareholders on the merits of the Merger Proposal;

•
the fact that approval of the Merger Proposal will require the affirmative vote of holders of at least 75% of the Ordinary Shares present and voting on the Merger Proposal, and that either (i) such 75% (or more) majority includes at least a majority of the total votes of shareholders who are not controlling shareholders of our Company and do not have personal interest in the Merger Proposal, or (ii) the total number of Ordinary Shares of the shareholders mentioned in clause (i) above that are voted against the approval of the Merger Proposal does not exceed two percent (2%) of the total voting rights in our Company;

•	the financial and other terms and conditions of the Merger Proposal, including those listed below, and the fact that they were the product of arm’s-length negotiations between the parties:

–
subject to compliance with the Merger Agreement, our Board is permitted to participate in discussions or negotiations with, or provide non-public information to, any person in response to an unsolicited acquisition proposal for us, if our Board determines, after consultation with outside legal counsel and financial advisors, that such acquisition proposal constitutes or would reasonably be expected to lead to a superior proposal;

–
the provision of the Merger Agreement allowing our Board to terminate the Merger Agreement, in specified circumstances relating to a superior proposal, subject, in specified cases, to payment of a termination fee of $36 million, which amount the members of the Board present believed were reasonable in light of, among other matters, the benefits of the Merger to the Company’s shareholders, the typical size of such termination fees in similar transactions and the likelihood that a fee of such size would not be a meaningful deterrent to alternative acquisition proposals, as more fully described under “The Merger Agreement—Remedies—Termination Fee”;

–	subject to compliance with the Merger Agreement, our Board is permitted to take, and disclose to our shareholders, a position with respect to any tender or exchange offer by a third party;

–
the provision of the Merger Agreement allowing our Board to withdraw its recommendation of the Merger upon the occurrence of certain intervening events that were not known to our Board at or prior to the execution of the Merger Agreement;

–	the limited number and nature of the conditions to Parent’s obligation to consummate the Merger, and the fact that the Merger is not subject to any financing condition;

–
the fact that Parent has undertaken to cause the Surviving Company to, for a period of twelve months after the effective time of the Merger, provide each continuing employee of our Company or our subsidiaries with (i) a base salary or base wage that is no less than that in effect before the Merger and the same aggregate base salary or base wage and cash incentive compensation opportunity in effect with respect to such employee immediately before the Merger, (ii) severance benefits that are no less favorable than those in effect with respect to such employee before the Merger, and (iii) other employee benefits (excluding equity based benefits, but including allocations to provident funds and education funds) that are substantially comparable in the aggregate to the other employee benefits provided to such employee before the Merger; and

–	the fact that the Company may seek specific performance of the Merger Agreement by Parent and Merger Sub.

•
the guaranty provided by Covidien International Finance S.A. (which we refer to as CIFSA), pursuant to which CIFSA has agreed to unconditionally and irrevocably guarantee all of the obligations of Parent and Merger Sub under the Merger Agreement;

•	the identity of Covidien, which is a reputable strategic buyer, and our Board’s assessment that Covidien would have adequate capital resources to pay the Merger Consideration; and

•
the fact that our Board had engaged financial and legal advisors with significant experience in public company transactions to advise it in connection with the Merger, and that those financial and legal advisors were involved throughout the negotiations with Covidien and updated the Executive Committee directly and regularly, which provided the Executive Committee with additional perspectives on the negotiations in addition to those of the Company’s management.

Our Executive Committee, Compensation and Nominating Committee and  Audit Committee and our Board of Directors also considered a variety of risks and other potentially negative factors concerning the Merger Agreement and the Merger, including the following:

•
the fact that the Company’s shareholders generally will have no continuing equity participation in the Surviving Company following the Merger, and that such shareholders will cease to participate in the Surviving Company’s future earnings or growth, if any, or to benefit from increases, if any, in the value of the Ordinary Shares, and will not participate in any potential future sale of the Surviving Company to a third party;

•
the risk that there can be no assurance that all conditions to the parties’ obligations to complete the Merger will be satisfied, and as a result, it is possible that the Merger may not be completed even if the Merger Agreement is approved by our stockholders;

•	the risk that, if the merger is not completed:

–
our Company will be required to pay its expenses related to the Merger, which are substantial, including expenses incurred in connection with any litigation that may result from the announcement or pendency of the Merger;

–	the market’s perception of the Company’s continuing business could potentially result in a loss of customers, suppliers, business partners and employees;

–	the diversion of management and employee attention and employee attrition; and

–	the trading price of the Company’s Ordinary Shares could be adversely affected.

•
the potential negative effect of the pendency of the Merger on the Company’s business, including uncertainty about the effect of the proposed Merger on the Company’s employees, customers, suppliers and other parties, which may impair the Company’s ability to attract, retain and motivate key personnel, and could cause customers, suppliers and others to seek to change existing business relationships with the Company;

•	the fact that the Merger Agreement prohibits the Company and its representatives from soliciting alternative acquisition proposals;

•
the restrictions on the conduct of our business prior to the completion of the Merger, requiring us to conduct our business only in the ordinary course, subject to specific limitations, which may delay or prevent us from undertaking business opportunities that may arise pending completion of the Merger;

•
the requirement that, under certain circumstances described in the section of this Proxy Statement entitled “The Merger Agreement—Remedies—Termination Fee” beginning on page 97,  we are required to pay Parent a termination fee of $36 million, which might have the effect of discouraging other parties potentially interested in acquiring our Company from pursuing an acquisition of our Company;

•
the fact that the Company’s directors and executive officers have interests in the Merger Proposal that are different from, or in addition to, the interests of our shareholders in general; our Executive Committee, Compensation and Nominating Committee, Audit Committee and Board of Directors were fully informed of these interests, which are described in more detail in the section entitled “The Merger—Interests of the Company’s Directors and Executive Officers in the Merger Proposal,” and have considered certain additional factors and aspects (including those required under the ICL) as described under “The Merger—Interests of the Company’s Directors and Executive Officers in the Merger Proposal—Arrangements in connection with the Merger.”

•
the fact that the receipt of cash by our shareholders in exchange for their Ordinary Shares pursuant to the Merger will be a taxable transaction for U.S. federal income tax purposes and Israeli income tax purposes; and

•	the impact that the consummation of the Merger might have on our employees.

We do not intend for the foregoing discussion of the information and factors considered by our Executive Committee, Compensation and Nominating Committee, Audit Committee and Board of Directors to be exhaustive.  We do believe, however, that the foregoing discussion summarizes the material factors considered by our Executive Committee, Compensation and Nominating Committee, Audit Committee and Board of Directors in their consideration of the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement. After considering these factors, our Executive Committee, Compensation and Nominating Committee, Audit Committee and Board of Directors, respectively, concluded that the positive factors relating to the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement outweighed any potential negative factors. In view of the number of factors considered by our Executive Committee, Compensation and Nominating Committee, Audit Committee and Board of Directors, and the complexity of these matters, our Executive Committee, Compensation and Nominating Committee, Audit Committee and Board of Directors did not find it practicable to quantify or otherwise assign relative weights to the foregoing factors. In addition, individual members of our Executive Committee, Compensation and Nominating Committee, Audit Committee and Board of Directors may have assigned different weights to various factors. Our Executive Committee, Compensation and Nominating Committee, Audit Committee and Board of Directors approved and recommended the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement based upon the totality of the information presented to and considered by them.

Our Board of Directors recommends that you vote “FOR” the Merger Proposal.

No Appraisal Rights; Objections by Creditors

Under Israeli law, holders of Ordinary Shares are not entitled to appraisal rights in connection with the Merger.  Under the ICL, objections to the Merger may be filed by our creditors with the Israeli district court.  The court, in its discretion, may provide a remedy to any creditor who so objects if there is a reasonable concern that, as a result of the Merger, we will not be able to satisfy our obligations to our creditors following completion of the Merger.

Opinion of Our Financial Advisor

The Company engaged Barclays to act as a financial advisor in connection with the Merger.  On December 7, 2013, in connection with the Board’s consideration of the Merger, Barclays rendered its oral opinion (which was subsequently confirmed in writing) to the Board that, as of such date and based upon and subject to the qualifications, limitations and assumptions stated in its written opinion, the consideration to be offered to the shareholders of the Company in the Merger was fair, from a financial point of view, to such shareholders.

The full text of Barclays’ written opinion, dated as of December 8, 2013, is attached as Appendix E to this Proxy Statement.  Barclays’ written opinion sets forth, among other things, assumptions made, procedures followed, factors considered and limitations upon the review undertaken by Barclays in rendering its opinion.  You are encouraged to read the opinion carefully in its entirety.  The following is a summary of Barclays’ opinion and the methodology that Barclays used to render its opinion.  This summary is qualified in its entirety by reference to the full text of Barclays’ opinion.

Barclays’ opinion, the issuance of which was approved by Barclays’ Fairness Opinion Committee, is addressed to the board of directors of the Company and addresses only the fairness, from a financial point of view, to the Company’s shareholders of the consideration to be offered to such shareholders in the Merger and does not constitute a recommendation to any shareholder of the Company as to how such shareholder should vote with respect to the Merger or any other matter.  The terms of the proposed transaction were determined through arm’s-length negotiations between the Company and Covidien and were approved by the Board.  Barclays did not recommend any specific form of consideration to the Company or that any specific form of consideration constituted the only appropriate consideration for the Merger.  Barclays was not requested to address, and its opinion does not in any manner address, the Company’s underlying business decision to proceed with or effect the Merger or the likelihood of consummation of the Merger.  Barclays’ opinion does not address the relative merits of the Merger as compared to any other transaction or business strategy in which the Company might engage.  In addition, Barclays expressed no opinion on, and its opinion does not in any manner address, the fairness of the amount or the nature of any compensation to any officers, directors or employees of any parties to the Merger, or any class of such persons, relative to the consideration to be offered to the Company’s shareholders in the Merger.  No limitations were imposed by the Board upon Barclays with respect to the investigations made or procedures followed by it in rendering its opinion.

In arriving at its opinion, Barclays, among other things, reviewed and analyzed:

–	the Merger Agreement and the specific terms of the Merger;

–
publicly available information concerning the Company that Barclays believed to be relevant to its analysis, including the Annual Report of the Company on Form 20-F for the fiscal year ended December 31, 2012 and quarterly financial results of the Company furnished on Form 6-K for the fiscal quarters ended March 31, 2013, June 30, 2013 and September 30, 2013;

–
financial and operating information with respect to the business, operations and prospects of the Company furnished to Barclays by the Company, including financial projections of the Company prepared by management of the Company;

–	a trading history of the Company’s ordinary shares from December 5, 2012 to December 5, 2013 and a comparison of that trading history with those of other companies that Barclays deemed relevant;

–	a comparison of the historical financial results and present financial condition of the Company with those of other companies that Barclays deemed relevant;

–	a comparison of the financial terms of the Merger with the financial terms of certain other transactions that Barclays deemed relevant;

–	published estimates of independent research analysts with respect to the future financial performance and price targets of the Company; and

–	the results of efforts to solicit indications of interest from third parties with respect to a sale of the Company.

In addition, Barclays has had discussions with the management of the Company concerning its business, operations, assets, liabilities, financial condition and prospects and has undertaken such other studies, analyses and investigations as Barclays deemed appropriate.

In arriving at its opinion, Barclays assumed and relied upon the accuracy and completeness of the financial and other information used by Barclays without any independent verification of such information (and did not assume responsibility or liability for any independent verification of such information) and further relied upon the assurances of the management of the Company that they are not aware of any facts or circumstances that would make such information inaccurate or misleading.  With respect to the financial projections of the Company, upon the advice of the Company, Barclays assumed that such projections were reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company as to the future financial performance of the Company and that the Company would perform in accordance with such projections.  Barclays assumed no responsibility for and expressed no view as to any such projections or estimates or the assumptions on which they were based.  In arriving at its opinion, Barclays did not conduct a physical inspection of the properties and facilities of the Company and did not make or obtain any evaluations or appraisals of the assets or liabilities of the Company.  Barclays’ opinion necessarily was based upon market, economic and other conditions as they existed on, and could be evaluated as of, the date of the opinion.  Barclays assumed no responsibility for updating or revising its opinion based on events or circumstances that may occur after the date of the opinion.

Barclays assumed the accuracy of the representations and warranties contained in the Merger agreement and all agreements related thereto.  Barclays also assumed that the Merger will be consummated in accordance with the terms of the Merger Agreement without waiver, modification or amendment of any material term, condition or agreement thereof.  Barclays did not express any opinion as to any tax or other consequences that might result from the Merger, the Voting Agreement or the Guaranty, nor does its opinion address any legal, tax, regulatory or accounting matters, as to which Barclays understood that the Company had obtained such advice as the Company deemed necessary from qualified professionals.

In connection with rendering its opinion, Barclays performed certain financial, comparative and other analyses as summarized below.  In arriving at its opinion, Barclays did not ascribe a specific range of values to the Company’s Ordinary Shares but rather made its determination as to fairness, from a financial point of view, to the Company’s shareholders of the consideration to be offered to such shareholders in the Merger on the basis of various financial and comparative analyses.  The preparation of a fairness opinion is a complex process and involves various determinations as to the most appropriate and relevant methods of financial and comparative analyses and the application of those methods to the particular circumstances.  Therefore, a fairness opinion is not readily susceptible to summary description.

In arriving at its opinion, Barclays did not attribute any particular weight to any single analysis or factor considered by it but rather made qualitative judgments as to the significance and relevance of each analysis and factor relative to all other analyses and factors performed and considered by it and in the context of the circumstances of the particular transaction.  Accordingly, Barclays believes that its analyses must be considered as a whole, as considering any portion of such analyses and factors, without considering all analyses and factors as a whole, could create a misleading or incomplete view of the process underlying its opinion.

The following is a summary of the material financial analyses used by Barclays in preparing its opinion to the Board.  Certain financial analyses summarized below include information presented in tabular format.  In order to fully understand the financial, comparative and other analyses used by Barclays, the tables must be read together with the text of each summary, as the tables alone do not constitute a complete description of the financial analyses.  In performing its analyses, Barclays made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of the Company or any other parties to the Merger.  None of the Company, Barclays or any other person assumes responsibility if future results are materially different from those discussed.  Any estimates contained in these analyses are not necessary indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than as set forth below.

Historical Trading Analysis

Barclays reviewed the historical trading prices for the Company’s Ordinary Shares during the 52-week period from December 5, 2012 to December 5, 2013.  Barclays observed that during this period the Company’s Ordinary Shares traded in a range of $13.00 and $24.00 per share, compared to the consideration of $30.00 per share offered to the Company’s shareholders in the Merger.  Barclays further noted the closing price of the Company’s Ordinary Shares on the last trading day prior to announcement of the Merger of $23.46 and the undisturbed price of the Company’s Ordinary Shares of $21.21 (which represents the trading price on November 22, 2013, the last trading day prior to market speculation regarding a sale of the Company appeared in published news reports), compared to the consideration of $30.00 per share offered to the Company’s shareholders in the Merger.

Research Price Targets

Barclays reviewed the public market trading price targets for the Company’s Ordinary Shares published by four securities research analysts as of December 5, 2013.  Barclays observed that the securities research analysts’ price targets for the Company’s Ordinary Shares ranged from $21.00 to $28.00 per share, compared to the consideration of $30.00 per share offered to the Company’s shareholders in the Merger.

Selected Comparable Company Analysis

In order to assess how the public market values shares of similar publicly traded companies, Barclays reviewed and compared specific financial and operating data relating to the Company with the companies listed below.  Each of the companies was selected because it is in the medical technology industry and has certain operational characteristics and financial metrics that Barclays, using its professional judgment, deemed similar to the Company.

–	ResMed Inc.

–	Haemonetics Corporation

–	Thoratec Corporation

–	Integra LifeSciences Holdings Corporation

–	Cyberonics, Inc.

–	Masimo Corporation

–	Globus Medical, Inc.

–	NuVasive, Inc.

–	CONMED Corporation

–	ArthroCare Corporation

–	Merit Medical Systems, Inc.

–	ICU Medical, Inc.

–	Abaxis, Inc.

Using publicly available information, management estimates and Wall Street research, Barclays calculated and analyzed (i) the ratio of each company’s enterprise value to estimated revenues for 2014 (which is referred to as “EV / Revenue”) and (ii) the ratio of each company’s current stock price to estimated earnings per share for 2014, as determined in accordance with GAAP (which is referred to as  “P / GAAP EPS”).  All of these calculations were performed, and based on publicly available financial data and closing prices, as of December 5, 2013 and each selected company’s financial information was calendarized to a December 31 fiscal year end.

The results of this selected comparable company analysis are summarized below:

	Low	Median	Mean	High
EV / Revenue	1.70x	2.75x	2.95x	5.90x
P / GAAP EPS	18.0x	25.6x	25.6x	37.2x

Based upon the EV / Revenue ratios for the selected companies and using its professional judgment, Barclays selected and applied a 3.0x to 4.0x reference range of EV / Revenue to the Company management’s estimates of revenues for the calendar year ending December 31, 2014, resulting in illustrative per share values for the Company’s Ordinary Shares ranging from $24.50 to $31.50, compared to the consideration of $30.00 per share offered to the Company’s shareholders in the Merger.  Based upon the P / GAAP EPS ratios for the selected companies and using its professional judgment, Barclays selected and applied a 25.0x to 30.0x reference range of P / GAAP EPS to the Company management’s estimates of GAAP EPS for the calendar year ending December 31, 2014, resulting in illustrative per share values for the Company’s Ordinary Shares ranging from $21.50 to $26.00, compared to the consideration of $30.00 per share offered to the Company’s shareholders in the Merger.

Selected Precedent Transaction Analysis

Barclays reviewed and compared the purchase prices and financial multiples paid in selected other transactions in the medical technology industry that Barclays deemed relevant. Barclays selected these transactions based on, among other things, the similarity of the applicable target companies in the transactions to the Company with respect to size, operational characteristics, financial metrics and other characteristics of their businesses. The following table sets forth the transactions analyzed:

Announcement Date	Acquiror	Target
April 29, 2013	Bayer AG	Conceptus, Inc.
March 25, 2013	Argon Medical Devices, Inc.	Angiotech Pharmaceuticals, Inc. (Interventional Products Business)
January 17, 2013	Stryker Corporation	Trauson Holdings Company Limited
December 4, 2012	Baxter International Inc.	Gambro AB
September 27, 2012	Medtronic Inc.	China Kanghui Holdings Inc.
July 17, 2012	Steris Corp.	United States Endoscopy Group Inc.
May 3, 2012	Royal DSM N.V.	Kensey Nash Corporation
April 5, 2012	Covidien plc	Oridion Systems Ltd.
March 12, 2012	Asahi Kasei Corporation	Zoll Medical Corporation
December 15, 2011	FujiFilm Holdings Corporation	SonoSite, Inc.
July 13, 2011	Apax Partners	Kinetic Concepts, Inc.
June 22, 2011	DENTSPLY International Inc.	Astra Tech AB
May 17, 2011	Shire plc	Advanced BioHealing, Inc.
April 11, 2011	Endo Pharmaceuticals Holdings Inc.	American Medical Systems Holdings Inc.
March 7, 2011	Terumo Corporation	CaridianBCT Holding Corp.
October 28, 2010	Stryker Corporation	Boston Scientific Corporation (Neurovascular Business)
October 18, 2010	St. Jude Medical, Inc.	AGA Medical Corporation
September 9, 2010	3M Company	Arizant Inc.
July 12, 2010	Johnson & Johnson	Micrus Endovascular Corporation
June 1, 2010	Covidien plc	ev3 Inc.
May 8, 2009	Covidien Ltd.	VNUS Medical Technologies, Inc.
December 1, 2008	Johnson & Johnson	Mentor Corporation
November 24, 2008	Johnson & Johnson	Omrix Biopharmaceuticals, Inc.
September 16, 2008	Getinge AB	Datascope Corp.
July 24, 2008	General Electric Company	Vital Signs Inc.
May 2, 2008	Avista Capital Partners / Nordic Capital	ConvaTec Inc.

Using publicly available information, management estimates and Wall Street research, Barclays calculated (i) the ratio of the target company’s enterprise value to its next twelve months, or NTM, revenue (which is referred to as the “EV / NTM Revenue”), from the announcement date of such transaction, and (ii) the ratio of the target company’s EV to its last twelve months, or LTM, adjusted EBITDA (which is referred to as the “EV / LTM Adjusted EBITDA”), as of the announcement date of such transaction.  The results of this selected comparable company analysis are summarized below:

	Low	Median	Mean	High
EV / NTM Revenue	2.45x	3.83x	4.37x	9.96x
EV / LTM Adjusted EBITDA	8.9x	17.3x	20.3x	35.6x

Based upon the EV / NTM Revenue ratios for the selected transactions and using its professional judgment, Barclays selected and applied a 3.0x to 5.0x reference range of EV / NTM Revenue to the Company management’s estimates of revenues for the calendar year ending December 31, 2014, resulting in illustrative per share values for the Company’s Ordinary Shares ranging from $24.50 to $38.50, compared to the consideration of $30.00 per share offered to the Company’s shareholders in the Merger.  Based upon the EV / LTM Adjusted EBITDA ratios for the selected transactions and using its professional judgment, Barclays selected and applied a 20.0x to 30.0x reference range of EV / LTM Adjusted EBITDA to the Company’s estimated adjusted EBITDA for the calendar year ending December 31, 2013, resulting in illustrative per share values for the Company’s Ordinary Shares ranging from $22.00 to $30.50, compared to the consideration of $30.00 per share offered to the Company’s shareholders in the Merger.

Discounted Cash Flow Analysis

In order to estimate the present value of the Company’s Ordinary Shares, Barclays performed a discounted cash flow analysis of the Company.  A discounted cash flow analysis is a traditional valuation methodology used to derive a valuation of an asset by calculating the “present value” of estimated future cash flows of the asset.  “Present value” refers to the current value of future cash flows or amounts and is obtained by discounting those future cash flows or amounts by a discount rate that takes into account macroeconomic assumptions and estimates of risk, the opportunity cost of capital, expected returns and other appropriate factors.

To calculate the estimated enterprise value of the Company using the discounted cash flow method, Barclays added (i) the Company’s projected unlevered free cash flows for fiscal years 2014 through 2018, based on the Company management’s projections for fiscal years 2014 through 2018, and (ii) the “terminal value” of the Company as of December 31, 2018, and discounted such amount to its present value using a range of selected discount rates.  The residual value of the Company at the end of the forecast period, or “terminal value,” was estimated by applying a range of perpetuity growth rates of 2.5% to 3.5% to the Company’s estimated unlevered free cash flow for fiscal year 2018.  The range of after-tax discount rates of 9.5% to 11.5% was selected based on an analysis of the weighted average cost of capital of the Company.  Barclays calculated the Company’s weighted average cost of capital of 11.1% using the following key inputs: an unlevered beta of 0.76 (calculated based on the industry median unlevered beta using data of the companies described in the Selected Comparable Company Analysis), an 11% tax rate, a risk free rate of 3.6% (the yield on the 5-year Treasury Bond as of December 5, 2013), an assumed equity market risk premium of 6.7% (based on the Ibbotson “2012 Risk Premia Over Time Report” and Barclays’ guidelines), and a size premium of 2.5% (based on the Ibbotson “2012 Risk Premia Over Time Report” and Barclays’ guidelines).

Barclays calculated the discounted cash flow utilizing two separate cases which differed only in respect of the tax rates applicable to the terminal value.  With respect to the first case, referred to as the “Company Tax Rate Case,” Barclays assumed tax rates consistent with the Company management’s projections regarding tax rates for the Company for fiscal year 2018, and with respect to the second case, referred to as the “Statutory Tax Rate Case,” Barclays assumed for the terminal value a higher tax rate of 26.5%, based on the Israeli statutory corporate tax rates as reported in KPMG’s global corporate tax rates database, in order to calculate the discounted cash flow in the event the Company is not able to obtain lower tax rates in the future or must pay the statutory rate in order to be able to return cash to shareholders.

In each of the Company Tax Rate Case and the Statutory Tax Rate Case, combining the total present value of the estimated unlevered free cash flows and the present value of the terminal value resulted in a range of implied enterprise values for the Company.  Barclays then calculated a range of implied prices per share of the Company by subtracting estimated net debt from the implied enterprise value and dividing such amount by the fully diluted number of the Company’s Ordinary Shares outstanding.  The discounted cash flow analysis resulted in illustrative per share values for the Company’s Ordinary Shares ranging from $24.50 to $34.50 per share (based on the Company Tax Rate Case) and $21.50 to $29.00 per share (based on the Statutory Tax Rate Case), compared to the consideration of $30.00 per share offered to the Company’s shareholders in the Merger.

General

Barclays is an internationally recognized investment banking firm and, as part of its investment banking activities, is regularly engaged in the valuation of businesses and their securities in connection with:  mergers and acquisitions, investments for passive and control purposes, negotiated underwritings, competitive bids, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes.  The Board determined to select Barclays because of its familiarity with the Company and because of Barclays’ qualifications, reputation and experience in the valuation of businesses and securities in connection with mergers and acquisitions generally, as well as substantial experience in transactions comparable to the Merger.

Barclays is acting as financial advisor to the Company in connection with the Merger.  As compensation for its services in connection with the Merger, an opinion fee of $750,000 was earned by Barclays upon the delivery of its fairness opinion.  An advisory fee of approximately $10 million will be payable on consummation of the Merger, against which any amounts paid as an opinion fee will be credited.  In addition, the Company has agreed to reimburse Barclays for expenses incurred in connection with the Merger and to indemnify Barclays for certain liabilities that may arise out of its engagement by the Company and the rendering of Barclays’ opinion.  Barclays has performed various investment banking and financial services for the Company, DIC, Covidien and certain of their respective affiliates in the past, and expects to perform such services in the future, and has received, and expects to receive, customary fees for such services.  Specifically, in the past, Barclays has performed the following investment banking and financial services for which it received customary fees, including: (i) a $1,168,750 fee for acting as active joint bookrunner on Covidien’s $750 million senior unsecured notes offering in May 2013, (ii) a $281,000 fee for acting as co-manager on the issuance by an affiliate of Covidien of $900 million of senior unsecured notes in April 2013, (iii) a $3,000,000 fee for acting as financial advisor to an affiliate of Covidien on its $324 million acquisition of Oridion Systems in April 2012, and (iv) treasury locks, commodities hedges, bank operating accounts in select locations and managing investments in Barclays’ sponsored and managed mutual funds and investment vehicles.  In addition, Barclays or an affiliate is a participant in credit facilities and a commercial paper program of Covidien and certain of Covidien’s affiliates for which it has received and continues to receive fees.  Barclays informed our Executive Committee, Compensation and Nominating Committee, Audit Committee and Board of Directors of these relationships and services and our Executive Committee, Compensation and Nominating Committee, Audit Committee and Board of Directors took into account these matters in considering the advice and fairness opinion from Barclays.

Barclays and its affiliates engage in a wide range of businesses from investment and commercial banking, lending, asset management and other financial and non-financial services.  In the ordinary course of its business, Barclays and its affiliates may actively trade and effect transactions in the equity, debt and/or other securities (and any derivatives thereof) and financial instruments (including loans and other obligations) of the Company, DIC and Covidien for its own account and for the accounts of its customers and, accordingly, may at any time hold long or short positions and investments in such securities and financial instruments.

Material Tax Consequences of the Merger

Certain United States Federal Income Tax Consequences

The following is a summary of certain United States federal income tax consequences of the Merger to United States Holders and non-United States Holders (each as defined below). This summary is general in nature and does not discuss all aspects of United States federal income taxation that may be relevant to a United States Holder or non-United States Holder in light of its particular circumstances. In addition, this summary does not describe any tax consequences arising under the laws of any local, state or foreign jurisdiction and does not consider any aspects of United States federal tax law other than income taxation (e.g., estate or gift tax). This summary deals only with Ordinary Shares held as capital assets within the meaning of Section 1221 of the United States Internal Revenue Code of 1986, as amended, which we refer to as the Code (generally, property held for investment) and does not address tax considerations applicable to any holder of Ordinary Shares that may be subject to special treatment under the United States federal income tax laws, including:

–	a bank or other financial institution;

–	a tax-exempt organization;

–	a retirement plan or other tax-deferred account;

–
a partnership (including any entity or arrangement treated as a partnership for United States federal income tax purposes), an S corporation or other pass-through entity (or an investor in any of the foregoing);

–	an insurance company;

–	a mutual fund;

–	a real estate investment trust;

–	a dealer or broker in stocks and securities, or currencies;

–	a trader in securities that elects mark-to-market treatment;

–	a holder of Ordinary Shares subject to the alternative minimum tax provisions of the Code;

–	a holder of Ordinary Shares that received the Ordinary Shares through the exercise of an employee stock option, through a tax qualified retirement plan or otherwise as compensation;

–	a person that has a functional currency other than the United States dollar;

–	a person that holds the Ordinary Shares as part of a hedge, straddle, constructive sale, conversion or other integrated transaction;

–	a United States expatriate;

–	any holder of Ordinary Shares that entered into a voting agreement as part of the transactions described in this Proxy Statement; or

–
any holder of Ordinary Shares that beneficially owns, actually or constructively, or at some time during the 5-year period ending on the date of the exchange has beneficially owned, actually or constructively, more than 5% of the total fair market value of the Ordinary Shares.

If a partnership (including any entity or arrangement treated as a partnership for United States federal income tax purposes) holds Ordinary Shares, the tax treatment of a holder that is a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. Such holders should consult their tax advisors regarding the tax consequences to them of the Merger.

A non-U.S. corporation will be classified as a “passive foreign investment company” or a PFIC, for United States federal income tax purposes in any taxable year in which, after applying applicable look-through rules, either (i) at least 75% of its gross income is “passive income,” or (ii) at least 50% of the value of its gross assets is attributable to assets that produce passive income or are held for the production of passive income. Passive income for this purpose includes items such as dividends, interest, royalties, rents and gains from commodities and securities transactions.  The Company does not believe that it is or ever has been a passive foreign investment company (which we refer to as a PFIC) for United States federal income tax purposes.  Notwithstanding this belief, should the Company prove to have been a PFIC so that a US Holder would be disposing of Ordinary Shares of a PFIC the United States federal income tax consequences of the disposition of shares in the Merger could be different than those described herein.  If the Company were characterized as a PFIC for any taxable year, any gain recognized by a United States Holder (as defined under “—United States Holders” below) who sells our Ordinary Shares, including the exchange of Ordinary Shares for cash pursuant to the Merger, absent the making and ongoing maintenance of certain elections, would be treated as ordinary income (rather than as capital gains) and would be subject to tax as if the gain had been realized ratably over the holding period of such Ordinary Shares, and a United States Holder may be subject to potential payment of interest on the taxes payable on such gains. The amount allocated to the current taxable year and any taxable year before the Company became a PFIC would be taxed as ordinary income (rather than capital gain) earned in the current taxable year. The amount allocated to other taxable years would be taxed at the highest marginal rates applicable to ordinary income for such taxable years, and the United States Holder also would be liable for an additional tax equal to the interest on such tax liability for such years. You should consult your own tax advisor as to the consequences to you of owning shares of a PFIC.

This summary is based on the Code, the regulations promulgated under the Code by the United States Department of the Treasury, and rulings and judicial decisions, all as in effect as of the date of this Proxy Statement, and all of which are subject to change or differing interpretations at any time, with possible retroactive effect. We have not sought, and do not intend to seek, any ruling from the IRS with respect to the statements made and the conclusions reached in the following summary, and no assurance can be given that the IRS will agree with the views expressed herein, or that a court will not sustain any challenge by the IRS in the event of litigation.

The discussion set out herein is intended only as a summary of certain United States federal income tax consequences relevant to a United States Holder or non-United States Holder (each as defined below).  We urge each holder to consult its tax advisor with respect to the specific tax consequences of the Merger to it in light of its own particular circumstances, including federal estate, gift and other non-income tax consequences, and tax consequences under state, local or foreign tax laws.

United States Holders

For purposes of this discussion, the term “United States Holder” means a beneficial owner of Ordinary Shares that is, for United States federal income tax purposes:

–	a citizen or individual resident of the United States;

–
a corporation (or any other entity or arrangement treated as a corporation for United States federal income tax purposes) organized in or under the laws of the United States or any state thereof or the District of Columbia;

–	an estate, the income of which is subject to United States federal income taxation regardless of its source; or

–
a trust if (i) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust or (ii) the trust has validly elected to be treated as a “United States person” under applicable Treasury regulations.

Payments with Respect to Ordinary Shares

The exchange of Ordinary Shares for cash pursuant to the Merger will be a taxable transaction for United States federal income tax purposes and a United States Holder who receives cash for Ordinary Shares pursuant to the Merger will recognize gain or loss, if any, equal to the difference between the amount of cash received and the holder’s adjusted tax basis in the Ordinary Shares exchanged therefor. Gain or loss will be determined separately for each block of Ordinary Shares (i.e., Ordinary Shares acquired at the same cost in a single transaction). Subject to the discussion above regarding potential treatment of the Company as a PFIC for United States federal income tax purposes under “—Certain United States Federal Income Tax Consequences” above, such gain or loss will be capital gain or loss, and will be long-term capital gain or loss if such United States Holder’s holding period for the Ordinary Shares that were cancelled in exchange for Merger Consideration in the Merger is more than one year at the time of the exchange. Long-term capital gain recognized by an individual holder generally is subject to tax at a lower rate than short-term capital gain or ordinary income. There are limitations on the deductibility of capital losses.

Backup Withholding

Proceeds from the exchange of Ordinary Shares pursuant to the Merger generally will be subject to backup withholding at the applicable rate (currently 28%) unless the applicable United States Holder or other payee provides a valid taxpayer identification number and complies with certain certification procedures (generally by providing a properly completed IRS Form W-9) or otherwise establishes an exemption from backup withholding. Any amounts withheld under the backup withholding rules from a payment to a United States Holder will be allowed as a credit against the United States Holder’s United States federal income tax liability and may entitle the holder to a refund, provided that the required information is timely furnished to the IRS.

Non-United States Holders

For purposes of this discussion, the term “non-United States Holder” means a beneficial owner (other than any entity or arrangement treated as a partnership for United States federal income tax purposes) of Ordinary Shares that is not a United States Holder.

The following discussion applies only to non-United States Holders and assumes that no item of income, gain, deduction or loss derived by the non-United States Holder in respect of Ordinary Shares at any time is effectively connected with the conduct of a United States trade or business. Special rules, not discussed herein, may apply to certain non-United States Holders, such as:

–	certain former citizens or residents of the United States;

–	controlled foreign corporations;

–	passive foreign investment companies;

–	corporations that accumulate earnings to avoid United States federal income tax;

–	investors in pass-through entities that are subject to special treatment under the Code; and

–	non-United States Holders that are engaged in the conduct of a United States trade or business.

Payments with Respect to Ordinary Shares

Payments made to a non-United States Holder with respect to Ordinary Shares exchanged for cash pursuant to the Merger generally will be exempt from United States federal income and withholding tax. However, if the non-United States Holder is an individual who was present in the United States for 183 days or more in the taxable year of the exchange and certain other conditions are met, such holder will be subject to tax at a flat rate of 30% (or such lower rate as may be specified under an applicable income tax treaty) on any gain from the exchange of the Ordinary Shares, net of applicable United States-source losses from sales or exchanges of other capital assets recognized by the holder during the year.

Backup Withholding

A non-United States Holder may be subject to backup withholding with respect to the proceeds from the disposition of Ordinary Shares pursuant to the Merger, unless, generally, the non-United States Holder or other payee certifies under penalties of perjury on an appropriate IRS Form W-8 that such non-United States Holder or other payee is not a United States person or otherwise establishes an exemption from backup withholding.

Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against the non-United States Holder’s United States federal income tax liability, provided that certain required information is furnished to the IRS.

The foregoing summary does not discuss all aspects of United States federal income taxation that may be relevant to particular holders of Ordinary Shares. Each holder of Ordinary Shares should consult its own tax advisor as to the particular tax consequences to it of exchanging its Ordinary Shares for cash in the Merger under any federal, state, foreign, local or other tax laws.

Israeli Income Tax Consequences

The following is a summary discussion of certain Israeli income tax considerations in connection with the Merger. The following summary is included for general information purposes only, is based upon current Israeli tax law and should not be conceived as tax advice to any particular holder of Ordinary Shares. No assurance can be given that the analysis made and the views contained in this summary as well as the classification of the transaction for Israeli tax purposes as set forth below will be upheld by the tax authorities, nor that new or future legislation, regulations or interpretations will not significantly change the tax considerations described below, and any such change may apply retroactively. This summary does not discuss all material aspects of Israeli tax consequences that may apply to particular holders of Ordinary Shares in light of their particular circumstances, such as investors subject to special tax rules or other investors referred to below.

HOLDERS OF ORDINARY SHARES SHOULD CONSULT THEIR TAX ADVISORS AS TO THE PARTICULAR ISRAELI TAX CONSEQUENCES OF THE MERGER APPLICABLE TO THEM.

Sale of Ordinary Shares

In general, under the Israeli Income Tax Ordinance New Version, 1961 and the rules and regulations promulgated thereunder, which we also refer to as the Tax Ordinance, the disposition of shares of an Israeli resident company is deemed to be a sale of capital assets, unless such shares are held for the purpose of trading. The Tax Ordinance generally imposes a capital gains tax on the sale of capital assets located in Israel, including shares in an Israeli resident company, by both residents and non-residents of Israel, unless a specific exemption is available or unless a double taxation prevention treaty between Israel and the seller’s country of residence provides otherwise.

Under the Tax Ordinance, the tax rate applicable to capital gains derived from the disposition of Ordinary Shares in the Merger is generally 25% for individuals, unless such an individual shareholder claims a deduction for financing expenses in connection with such shares, in which case the gain will generally be taxed at a rate of 30%. Additionally, if such shareholder is considered a “Significant Shareholder” at any time during the 12-month period preceding such disposition, i.e., such shareholder holds directly or indirectly, including with others, at least 10% of any means of control in our Company, the tax rate will be 30%. However the foregoing tax rates will not apply to: (a) dealers in securities; or (b) shareholders who acquired their shares prior to January 1, 2003.  Companies are subject to the corporate tax rate (25% for the 2013 tax year) on capital gains derived from the disposition of Ordinary Shares.

Notwithstanding the foregoing, according to the Tax Ordinance and the regulations promulgated thereunder, non-Israeli residents are generally exempt from Israeli capital gains tax on any gains derived from the disposition of Ordinary Shares, provided that such gains are not derived from a permanent establishment of such shareholders in Israel, that such shareholders did not acquire their shares prior to our initial public offering, that such capital gains are not subject to the Israeli Income Tax Law (Inflationary Adjustments), 5745-1985 or the rules promulgated under section 130A of the Tax Ordinance and in addition, for shares traded in the Tel Aviv Stock Exchange Ltd., the shares were not purchased from a related party and the purchase was not subject to certain tax-free provisions under Israeli lax law. However, a non-Israeli corporate shareholder will not be entitled to such exemption if Israeli residents (a) have, directly or indirectly, a controlling interest of 25% or more in such non-Israeli corporation or (b) are the beneficiaries of or are entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.

In addition, under the Convention Between the Government of the United States of America and the Government of the State of Israel with Respect to Taxes on Income, or the U.S.-Israel Tax Treaty, Israeli capital gains tax generally will not apply to the disposition of shares by a U.S. resident to which the U.S.-Israel Tax Treaty applies, or a U.S. Treaty Resident, who holds the shares as capital assets. However, such exemption will not apply if (a) the U.S. Treaty Resident holds, directly or indirectly, shares representing 10% or more of our voting power during any part of the 12-month period preceding the disposition, subject to specified conditions, or (b) the capital gains from such disposition can be allocated to a permanent establishment of such U.S. Treaty Resident in Israel. Under the U.S.-Israel Tax Treaty, such U.S. Treaty Resident would be permitted to claim a credit for Israeli income tax against the U.S. federal income tax imposed on the disposition, subject to the limitations in U.S. tax laws applicable to foreign tax credits.

Generally, the payment for the Ordinary Shares is subject to Israeli withholding tax at a rate of 25% or 30%.  A reduced rate of, or an exemption from, Israeli withholding tax is available to shareholders that provide a valid withholding certificate issued by the Israeli Tax Authority evidencing such reduced withholding rate or withholding exemption, which we also refer to as the Valid Certificate.  In addition, we have filed with the Israeli Tax Authority an application for a ruling that provides that no Israeli withholding tax is applicable to a shareholder who provides the required information set forth in the ruling, certifies that it is a non-Israeli resident and has no connection to Israel as set forth in the ruling, certifies that it holds less than 5 percent of the Ordinary Shares and that it purchased its shares after the initial public offering on October 4, 2001. Any payment to a shareholder that fails to provide the required documentation as set forth in the ruling, and does not present a Valid Certificate, will be made at the Israeli applicable withholding rate.

Our shareholders who will not provide a Valid Certificate or will not provide the required information set forth in the ruling and certify that it (i) is a non-Israeli resident, (ii) has no connection to Israel as set forth in the ruling, (iii) holds less than 5 percent of the Ordinary Shares, and (iii) purchased its shares after the initial public offering on October 4, 2001, may be subject to Israeli capital gains tax on the disposition of their Ordinary Shares in the Merger. SUCH SHAREHOLDERS SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE TAX CONSEQUENCES OF THE MERGER TO THEM.

Shares Issued as Compensation for Employment or Service

Shareholders who received or acquired their Ordinary Shares under one or more of our incentive plans, or otherwise as compensation for employment or services provided to our Company or any of its affiliates, may be subject to different tax rates. BECAUSE INDIVIDUAL CIRCUMSTANCES MAY DIFFER, ANY SUCH HOLDERS OF ORDINARY SHARES SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE ISRAELI TAX CONSEQUENCES APPLICABLE TO THEM.

Company Options Tax Ruling

We have filed with the Israeli Tax Authority an application for a ruling providing, among other things, that: (i) Parent and the paying agent and anyone on their behalf will be exempt from withholding tax in respect to any consideration paid directly to Tamir Fishman Trustees 2004 Ltd., in its capacity as trustee (which we refer to as the Section 102 Trustee) for the purpose of Section 102 of the Tax Ordinance, or the Company, and (ii) the payments made in respect to the Company’s options and RSUs issued under Section 102 of the Tax Ordinance and Ordinary Shares issued upon exercise or vesting of such options and restricted stock units will not be treated as a breach of the provisions of Section 102 of the Tax Ordinance, subject to deposit with the Section 102 Trustee and compliance with the minimum holding period required under Section 102 of the Tax Ordinance. Obtaining such tax ruling is not a condition to consummation of the Merger. If such tax ruling is not granted prior to the Closing, the Company will seek to obtain an interim ruling confirming that the Parent and any person acting on its behalf shall be exempt from Israeli withholding tax in relation to any payments made to the Paying Agent and the Section 102 Trustee with respect to any of the payments made in respect to the Company’s options and RSUs issued under Section 102 of the Tax Ordinance and Ordinary Shares issued upon exercise or vesting of such options and RSUs.

Regulatory Matters

Antitrust Filings

United States

Under the United States Hart Scott Rodino Antitrust Improvements Act of 1976, as amended (which we refer to as the HSR Act), and the rules and regulations promulgated thereunder, certain transactions, including the Merger, may not be consummated unless certain waiting period requirements have expired or been terminated.  Pursuant to the requirements of the HSR Act, the required Notification and Report Forms with respect to the Merger have been filed with the United States Department of Justice, Antitrust Division (which we refer to as the Antitrust Division), and the Federal Trade Commission (which we refer to as the FTC).  Pursuant to the requirements of the HSR Act, the Merger may be closed following the expiration of a 30-calendar day waiting period (if the thirtieth day falls on a weekend or holiday, the waiting period will expire on the next business day) following such filings with the FTC and the Antitrust Division, unless the federal government terminates the waiting period early or issues a request for additional information and documentary material.  The 30-calendar day waiting period commenced on December 21, 2013.  In some circumstances, Parent may opt to “pull and refile” the HSR notification form, which would restart the 30-calendar day waiting period.

If, within the initial 30-calendar day HSR waiting period, either the Antitrust Division or the FTC requests additional information and documentary material concerning the Merger, the waiting period will be extended and will expire at 11:59 p.m., New York City time, on the thirtieth (30th) calendar day after the date both parties substantially comply with that request, unless the waiting period is earlier terminated by the FTC or Antitrust Division.  If the thirtieth day falls on a weekend or holiday, the waiting period will expire on the next business day.

At any time before or after the Merger is completed, either the DOJ, the FTC or private parties (including individual states) may bring legal actions under the antitrust laws.  Parent and the Company do not believe that the closing of the Merger will result in a violation of any applicable antitrust laws.  However, there can be no assurance that a challenge to the Merger on antitrust grounds will not be made, or if such a challenge is made, what the result will be.  See “The Merger Agreement–Conditions to Completion of the Merger” for certain conditions.

Israel

Under the Restrictive Trade Practices Law, 5748-1988 (which we refer to as Israeli Antitrust Laws), the Israeli Antitrust Authority (which we refer to as the IAA) is responsible for maintaining and promoting the competition in Israel. According to Israeli Antitrust Laws, a companies’ merger, which may be subject to pre-merger notifications, is broadly defined to include, among others, the Merger. A pre-merger notification is required for any merger in which the sales turnover of each of the merging companies (together with its respective affiliates) and the combined sales turnover of the merging companies exceed certain minimum thresholds, or if one of the merging companies has a monopoly in Israel (i.e., it holds a market share that exceeds 50% of the relevant market). Such pre-merger notification has to be filed with the IAA. The General Director of the IAA may object to the requested merger, stipulate conditions for it or approve it. Although our sales turnover in Israel does not reach the threshold required for filing a pre-merger notification, nor do we perceive ourselves as a monopoly, under a very narrow conservative market definition we cannot exclude the possibility that we hold more than 50% market share in any relevant market. Therefore, for the avoidance of doubt, on December 23, 2013, the Company and Merger Sub filed pre-merger notifications with the IAA. Under Israeli Antitrust Laws, the IAA has to advise on its ruling within 30 days of the receipt of the notifications (subject to requests for additional information).

Austria and Germany

Parent and its subsidiaries conduct business in a number of other countries in which the Company transacts business or its products are sold. Based on our review of the information currently available about the businesses in which the Company and its subsidiaries are engaged, pre-merger notification filings are also required to be made under the antitrust and competition laws of Austria and Germany. Consummation of the Merger is subject to the condition that the filings, consents, approvals, actions, rulings or no-action letters required to be obtained pursuant to the antitrust laws of Austria and Germany having been obtained, waived or made, and the respective waiting periods required under such laws having expired or been terminated. There can be no assurance that a challenge to the Merger under foreign antitrust or competition grounds will not be made or, if such a challenge is made, the result thereof. The pre-merger notification filings in Austria and Germany were each made on December 23, 2013.  See “The Merger Agreement–Conditions to Completion of the Merger” for certain conditions to the Merger, including with respect to foreign antitrust approvals.

Israeli Companies Registrar

Under the ICL, we and Merger Sub may not complete the Merger without first making the following filings and notifications to the Israeli Companies Registrar:

–
Merger Proposal.  We and Merger Sub are required each to file with the Israeli Companies Registrar a “merger proposal” setting forth specified details with respect to the Merger, within three days of calling the respective shareholders’ meeting called to approve the Merger.  Both Merger Sub and we filed the required merger proposals with the Israeli Companies Registrar on December 9, 2013 and December 18, 2013, respectively.  Under the ICL, at least 50 days must pass from the date of the filing of the merger proposal by both merging companies with the Israeli Companies Registrar before the Merger can become effective.

–
Notice to Creditors.  In addition, each of us and Merger Sub is required to notify its creditors of the proposed Merger.  Pursuant to the ICL, a copy of the merger proposal must be sent to the secured creditors of each company within three days after the merger proposal is filed with the Israeli Companies Registrar, and, within four business days of such filing, known substantial creditors must be informed individually by registered mail of such filing and where the merger proposal can be reviewed.  Non-secured creditors must be informed of the merger proposal by publication in two daily Hebrew newspapers circulated in Israel on the day that the merger proposal is filed with the Israeli Companies Registrar and, where necessary, elsewhere, and by making the merger proposal available for review.  Each of us and Merger Sub has notified our respective creditors of the Merger in accordance with these requirements, to the extent applicable and, because our shares are traded on the NASDAQ, we have also published an announcement of the Merger in the U.S. within three business days following the day on which the merger proposal was submitted to the Israeli Companies Registrar.  Each of us and Merger Sub has notified the Israeli Companies Registrar of the notices to our respective creditors.  In addition, pursuant to the ICL, because we employ more than 50 employees, we must provide to the workers’ union a copy of the publication placed in the newspapers or post a copy of the publication placed in the newspapers in a prominent location in the workplace within three business days after the merger proposal was filed with the Israeli Companies Registrar.  We have satisfied such requirement by posting a copy of the publication in a prominent location in our office.

–
Shareholder Approval Notice.  After the Special Meeting, and assuming the approval of the Merger thereat by the shareholders of each of the merging companies, each of the merging companies must file a notice with the Israeli Companies Registrar regarding the vote of the shareholders.  At least 30 days must pass from the date of the Special Meeting before the Merger can become effective.

No later than the closing date of the Merger (assuming that the shareholders of each of the merging companies approved the Merger Agreement and the Merger and that all of the other conditions set forth in the Merger Agreement have been satisfied or waived (if permissible under applicable law)), each of us and Merger Sub will notify the Israeli Companies Registrar that all of the conditions to the closing have been met and request that the Israeli Companies Registrar issue a certificate evidencing the completion of the Merger in accordance with Section 323(5) of the ICL.  Assuming all statutory procedures and requirements have been complied with, the Merger will then become effective and the Israeli Companies Registrar will be required to register the Merger in the surviving company’s register and to issue the surviving company a certificate regarding the Merger.

Israeli Investment Center

The change in the composition of our shareholders in connection with the Merger requires the approval of the Investment Center of the Ministry of Economy of the State of Israel, established under the Law for the Encouragement of Capital Investment, 5719-1959, as amended (referred to as the Encouragement Law) in order to preserve certain tax benefits granted to us under the Encouragement Law.  This law provides that capital investments in eligible facilities may be designated upon application as an “approved enterprise” or “benefited enterprise.”  Each certificate of approval relates to a specific investment program delineated both by its financial scope, including sources of funds, and by the physical characteristics of the facility or other assets.  The benefits and obligations that apply to the enterprise are set out in the regulations promulgated under law and the specific approval with regard to each enterprise.  The benefits include government grants, government guaranteed loans, tax holidays and combinations thereof.  We agreed to use our commercially reasonable efforts to obtain the approval of the Investment Center as promptly as practicable; however, the approval of the Investment Center is not a condition to the closing of the Merger. On December 16, 2013, the Company submitted the request for approval to the Investment Center.

Israeli Office of the Chief Scientist

The change in the composition of the Company’s shareholders in connection with the Merger and the transfer of control therein to a non-Israeli entity require the submission of notice to, and the acknowledgment thereof by, the Office of the Chief Scientist of the Ministry of Economy of the State of Israel, referred to as the OCS.  As a non-Israeli entity, Parent is also be required to execute an OCS undertaking as to its intention and commitment to strictly observe all of the requirements of the Law for the Encouragement of Industrial Research and Development, 5744-1984 and the regulations, rules and procedures promulgated thereunder (which we refer to as the Research Law), as applied to the Company, and to further act, in its capacity as a shareholder of the Company, to make all reasonable efforts in order to cause the Company to strictly comply with such statutory requirements.  Under the Research Law, research and development programs approved by the OCS are eligible to receive grants if they meet specified criteria in exchange for the payment of royalties from the sale of the products developed in the course of research and development programs funded by the OCS.  The Merger Agreement allows the Company to submit the notice to the OCS on behalf of Parent at any time prior to the completion of the Merger.  On December 16, 2013, the Company submitted the notice to the OCS together with the executed undertaking by Parent.

Israeli Tax Authority

We have agreed, as soon as reasonably practicable after the execution of the Merger Agreement and no later than 10 business days after the date of the Merger Agreement, to prepare and file, with the Israeli Tax Authority an application for a ruling providing that (i) with respect to holders of Ordinary Shares that are non-Israeli residents (as defined in the Tax Ordinance or as will be determined by the Israeli Tax Authority), (a) that Parent, the surviving company and/or the Paying Agent will be exempt from any obligation to withhold Israeli tax at source from any consideration payable or otherwise deliverable pursuant to the Merger Agreement, including, without limitation, the Merger consideration, or clarify that no such obligation exists or (b) clearly instructing Parent, the surviving company and the Paying Agent on how such withholding should be executed including the rates of withholding to be applied, (ii) with respect to holders of Ordinary Shares that are Israeli residents (as defined in the Tax Ordinance or as will be determined by the Israeli Tax Authority), (a) that Parent, the surviving company and/or the Paying Agent will be exempt from any obligation to withhold Israeli Tax at source from any consideration payable or otherwise deliverable pursuant to the Merger Agreement including, without limitation, the Merger consideration, or clarify that no such obligation exists or (b) clearly instructing Parent, the surviving company and the Paying Agent on how such withholding should be executed including the rates of withholding to be applied. The Company has undertaken in the Merger Agreement to apply for the foregoing tax ruling in connection with the Merger, but obtaining such tax ruling is not a condition to consummation of the Merger. On December 22, 2013, the Company submitted to the Israeli Tax Authority an application for a ruling that provides that no Israeli withholding tax is applicable to a shareholder who provides the required information set forth in the ruling, certifies that it is a non-Israeli resident and has no connection to Israel as set forth in the ruling, certifies that it holds less than 5 percent of the Ordinary Shares and that it purchased its shares after our initial public offering in October 4, 2001.

Other Approvals

Other than the filings described above, neither Parent nor the Company is aware of any material regulatory filings or approvals issued by the United States government, the State of Israel, or any foreign, state or local government, required to be obtained, or waiting periods required to expire, to complete the Merger.  If Parent and the Company discover that other such material approvals or waiting periods are necessary, Parent and the Company will seek to obtain or comply with them in accordance with the Merger Agreement.

Interests of Our Directors and Executive Officers in the Merger Proposal

In considering the recommendation of our Board of Directors with respect to the Merger Proposal, you should be aware that our directors and executive officers have interests in the Merger Proposal that may be different from, or in addition to, the interests of our shareholders in general. Our Executive Committee was aware of these different or additional interests in determining to recommend the Merger Agreement and the transactions contemplated thereby, including the Merger, to our Compensation and Nominating Committee, Audit Committee and Board of Directors.  Our Compensation and Nominating Committee, Audit Committee and Board of Directors were aware of these different or additional interests in determining to approve and adopt the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement, and to recommend to our shareholders that they vote in favor of the Merger Proposal.  In addition, the Merger Agreement, the Merger and the other transactions contemplated thereby (including, without limitation, the Indemnification Amendment and Arrangements, the D&O Insurance Arrangements and the Other Compensation Matters) have been, for the sake of caution, reviewed and approved, by our Compensation and Nominating Committee and our Audit Committee prior to their approval by our Board of Directors.

Under the ICL, an extraordinary transaction in which an officer or director has a personal interest requires the approval of the audit committee or the compensation committee, as applicable, and the board of directors, in that order. Generally, the directors having a personal interest are not permitted to participate in the discussion or vote on the matters. However, the ICL provides that if a majority of the directors has a personal interest in a transaction, then all the directors may participate and vote on the transaction and the transaction requires shareholder approval.  In addition, under the ICL, an extraordinary transaction in which a controlling shareholder has a personal interest requires the approval of the audit committee and board of directors of the company as well as approval by the company’s shareholders, provided that at least a majority of the total votes of shareholders who do not have a personal interest in the transaction voted in favor of the transaction (or alternatively the votes cast by such shareholders against the transaction do not exceed two percent (2%) of the total voting rights in the company). Furthermore, under the ICL, certain compensation matters, such as compensation items related to a company’s chief executive officer, or compensation items related to a company’s directors and/or executive officers which are not consistent with the company’s compensation policy, are required to be submitted  for the approval by the compensation committee, the board of directors as well as the company’s shareholders, provided that at least a majority of the total votes of shareholders who are not controlling shareholders and do not have a personal interest in these compensation matters voted in favor of these matters (or alternatively the votes cast by  such shareholders against these matters do not exceed two percent (2%) of the total voting rights in the company).

Because of one or more of the considerations described above, the affiliation described below under “—Directors Affiliated with the Principal Shareholders” and the deemed interest of our Principal Shareholders, and for the sake of caution, the Merger Agreement, the Merger and the other transactions contemplated thereby (including the Indemnification Amendment and Arrangements, the D&O Insurance Arrangements and the Other Compensation Matters) were brought before our Compensation and Nominating Committee and our Audit Committee for approval and are subject to the supermajority approval by our shareholders as described in “The Special General Meeting—Voting Rights and Vote Required.”  Following the recommendation of our Executive Committee, our Compensation and Nominating Committee, our Audit Committee and our Board have each approved the Merger Agreement, the Merger and the other transactions contemplated thereby.

Ordinary Shares

As of December 20, 2013, the executive officers and directors of Given Imaging beneficially owned an aggregate of 367,740 Ordinary Shares (excluding the Ordinary Shares owned by the Principal Shareholders, with respect to which our directors and executive officers disclaim beneficial ownership), or 1.1% of the outstanding Ordinary Shares.  For ownership of Ordinary Shares by our directors and executive officers, see “Beneficial Ownership of Ordinary Shares” beginning on page 102.  Outstanding Ordinary Shares held by executive officers and directors of Given Imaging will be treated in the Merger in the same manner as Ordinary Shares held by all other shareholders of Given Imaging (i.e., they will entitle the holders thereof to receive the Merger Consideration).

Company Stock Options and RSUs

Pursuant to the Merger Agreement, at the effective time of the Merger, each outstanding option to acquire Ordinary Shares and each outstanding RSU, whether or not then exercisable, will become fully vested as of, and contingent upon, the effective time of the Merger. At the effective time of the Merger, each outstanding option will be cancelled and converted into the right to receive an amount in cash equal to the product of (i) the excess, if any, of the Merger Consideration over the applicable exercise price per company share of such share option (which excess cash amount we refer to as the Option Consideration) and (ii) the number of Ordinary Shares that such holder would have the right to purchase if such share option were fully vested and such holder had exercised such share option in full immediately prior to the effective time, without interest and subject to applicable withholding taxes.  At the effective time of the Merger, each outstanding RSU will be canceled in exchange for the right to receive a lump sum cash payment equal to the product of (i) the Merger Consideration and (ii) the number of Ordinary Shares subject to such RSU, to the extent that such payment does not trigger taxes under Section 409A of the Code, without interest and subject to applicable withholding taxes.

As of December 20, 2013, the total number of Ordinary Shares issuable upon the exercise of options (excluding options with an exercise price above $30.00 per share) or subject to outstanding RSUs held by our directors and executive officers as a group (22 persons) was 1,864,223.  The options (excluding options with an exercise price above $30.00 per share) have exercise prices ranging from $7.35 to $29.42 per share and a weighted average exercise price of $20.70 per share, and the RSUs have a weighted average grant date fair value of $17.29 per share.

Payments in connection with a Change in Control

Under the terms of our existing employment agreements with Nachum (Homi) Shamir, our President and Chief Executive Officer and a director, and certain other executive officers (each agreement is referred to as an Employment Agreement), generally upon a qualifying termination of employment following a change in control (which we refer to as a Change in Control Termination), these executives are entitled to enhanced severance payments.  “Change in control” is generally defined in the Employment Agreements an acquisition by an investor or group of investors of beneficial ownership of more than 30% of the then outstanding Ordinary Shares or the sale of all or substantially all of the assets of the Company or the consummation of a merger, either of which results in the individuals or entities that were beneficial owners of the Company immediately prior to such transaction not constituting 50% or more of the beneficial ownership following such transaction.  Pursuant to the Merger Agreement, Parent and the Company acknowledge that the consummation of the Merger constitutes a “change in control” with respect to the Employment Agreements and equity arrangements.  Pursuant to the Merger Agreement, Parent further acknowledged that, with respect to certain executives with Employment Agreements, any termination by such executive of his or her employment following the completion of the Merger will constitute a qualifying termination as long as such executive has complied with his or her obligation to remain employed by the Surviving Company for a period of up to twelve (12) months following the completion of the Merger, as may be requested by Parent (provided that such employment is on terms no less favorable than the terms applicable to the executive prior to the closing).

Pursuant to Mr. Shamir’s existing Employment Agreement, upon a Change in Control Termination, subject to his execution of a release of claims in favor of the Company, Mr. Shamir is entitled to receive (i) a lump sum in the amount of two times the sum of his base salary and target bonus (as if all performance targets have been met), (ii) continued benefits for twenty-four (24) months from the date of the termination notice to the extent the Company can provide such benefits and it is otherwise permissible under applicable law, (iii) accelerated vesting for Mr. Shamir’s outstanding, unvested stock options or RSUs, if applicable, and (iv) a gross-up for any excise tax under Section 4999 of the Code or related federal, state and local income and employment taxes incurred to which Mr. Shamir is subject as a result of his receipt of any payments or benefits in connection with the change in control. In addition, according to Mr. Shamir’s employment terms previously approved by our shareholders, upon closing of the Merger the Company will increase Mr. Shamir’s bonus target for any fiscal year beginning in 2014 from 100% of his annual base salary to 150% of his annual base salary (the same bonus target since Mr. Shamir joined the Company in 2006).

Pursuant to the existing Employment Agreements between the Company and certain other executive officers, some of which are subject to the execution of a release of claims in favor of the Company, upon a Change in Control Termination, generally each executive is entitled to receive (i) his annual base salary and target bonus in either lump sum or installment payments, as specified in the Employment Agreement, (ii) continued benefits for twelve (12) months from the date of termination to the extent the Company can provide such benefits and it is otherwise allowable by law and (iii) full acceleration of his outstanding, unvested stock options or restricted stock units, as applicable.  Some of the payments provided upon a Change in Control Termination under the Employment Agreements may, in certain circumstances, be subject to a reduction if any such amounts would subject the applicable executive to an excise tax under Section 4999 of the Code.

Directors Affiliated with the Principal Shareholders

Three of our directors, Messrs. Lior Hannes, Arie Mientkavich and Ari Bronshtein, are affiliated with the Principal Shareholders, who are deemed controlling shareholders of the Company.  Therefore, these three directors might be deemed to have a personal interest in the Merger Proposal to the extent the Principal Shareholders are deemed to have a personal interest in the Merger Proposal.  All of the directors who are affiliated with the Principal Shareholders recused themselves from the deliberations concerning the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement.

Arrangements in connection with the Merger

The Merger Agreement provides for the accelerated vesting of all (if unvested) options to purchase Ordinary Shares and RSUs and for the cash-out of all options to purchase Ordinary Shares and all RSUs, as well as a number of indemnification, insurance and compensation arrangements concerning our directors and executive officers.  In approving these indemnification, insurance and compensation arrangements, our Compensation and Nominating Committee, our Audit Committee and our Board considered numerous factors and aspects (including those required under the ICL), including, among other things: (i) the fact that certain of these indemnification, insurance and compensation arrangements represent departures from the Company’s Compensation Policy, which departures are warranted under the circumstances under which these arrangements were made, including the Merger, and are in our shareholders’ best interests; (ii) the fact that provision of these indemnification, insurance and compensation arrangements is essential to the retention of these directors and executive officers at least until the completion of the Merger; (iii) the fact that these directors and executive officers have the qualifications, expertise and experience necessary to serve the Company and promote the Company’s objectives, taking into account the significant burdens and potential risks and exposure faced by directors and officers of public companies, especially those with securities publicly listed in the United States and in Israel; (iv) the fact that these indemnification, insurance and compensation arrangements were made in recognition of the contributions of these directors and executive officers to the strategic process undertaken by the Company and to the Company’s growth and profitability; (v) the fact that given the unique circumstances of the Merger and the nature of some of these indemnification, insurance and compensation arrangements, it is inappropriate to compare these arrangements to the compensation of the Company’s other employees; and (vi) the fact that the scope and amounts of these indemnification, insurance and compensation arrangements are reasonable under the circumstances under which these arrangements were made.

Indemnification Amendment and Arrangements; D&O Insurance Arrangements

Pursuant to the Merger Agreement, Parent has agreed to cause the surviving company in the Merger (which we refer to as the Surviving Company) to honor all existing indemnification agreements with our directors and officers (a form of these existing indemnification agreements is attached as Appendix D-1 to this Proxy Statement and incorporated herein by reference), as such agreements will be amended to cover all matters in connection with the Merger Agreement (and other potential business combinations).  Specifically, our Compensation and Nominating Committee, Audit Committee and Board of Directors have approved an amendment to each existing indemnification agreement, which amendment will, among other things:

(i)
expand the scope of indemnification to cover all matters in connection with the Merger Agreement, including the Merger and the other transactions contemplated by the Merger Agreement, all mattes in connection with any other business combination considered or reviewed by the Company, including, without limitation, any claim, suit, action, proceeding or demand relating to any alleged or actual breach of fiduciary or other similar duties, whether these claims, suits, actions, proceedings or demands are brought directly, in derivative or other similar form, or otherwise by, in the name of or on behalf of the Company or any of its subsidiaries or any of their respective stakeholders (collectively referred to as the Transaction-Related Indemnification);

(ii)
provide that the aggregate amount of Transaction-Related Indemnification will be the greater of (x) 25% of the Company’s shareholders’ equity based on the most recent consolidated financial statements of the Company at the time of payment and (y) 25% of the aggregate consideration payable to holders of Ordinary Shares, options and RSUs pursuant to the Merger Agreement (such aggregate amount is referred to as the Transaction-Related Indemnification Amount); and

(iii)	provide that the Transaction-Related Indemnification Amount is separate and excluded from the aggregate amount of indemnification of $40,000,000 under the current indemnification agreement.

Our Compensation and Nominating Committee, Audit Committee and Board of Directors have each determined that the Transaction-Related Indemnification is an anticipated event in light of our current activities (including the activities relating to the Merger Agreement and the Merger) and that the Transaction-Related Indemnification Amount is reasonable given the circumstances.

The foregoing description of the indemnification agreement amendment is qualified in its entirety by reference to the complete text of the proposed amendment, a form of which is attached as Appendix D-2 to this Proxy Statement and incorporated into this Proxy Statement by reference.  The amendments are subject to, effective upon, and will be signed following, the receipt of the Company Shareholder Approval and prior to the closing of the Merger.

In addition, Parent has agreed to cause the Surviving Company and its subsidiaries to, for seven years after the closing of the Merger, maintain in their respective organizational documents director and officer indemnification, insurance, exculpation and expense advancement provisions that are at least as favorable as those existing at the time of the signing of the Merger Agreement.

Parent has also agreed that for seven years after the closing of the Merger, to the fullest extent permitted by the laws applicable to Parent (for purpose of this provision, as if Parent is a Delaware corporation and the relevant directors and officers are directors and officers of a Delaware subsidiary of Parent) and subject to specified limitations set forth in the ICL (to the extent applicable), indemnify our directors and officers against liabilities arising out of any action or omission prior to or at the closing of any transaction contemplated by the Merger Agreement, including the Merger, and advance litigation expenses in connection with any related legal proceeding.

The foregoing indemnification arrangements are collectively referred to as the Indemnification Amendment and Arrangements.

Finally, the Surviving Company will and Parent has agreed to cause the Surviving Company to maintain in effect, for seven years after the closing of the Merger, directors’ and officers’ insurance policies covering acts or omissions prior to or at the closing on terms with respect to coverage and amounts that are equivalent to those of the Company’s current directors’ and officers’ insurance policies (the current policies provide up to US$50.0 million of coverage, subject to applicable deductible and exclusions), or purchase a seven-year “tail” endorsement to the current directors’ and officers’ insurance policies (or Parent may purchase a substitute policy with the same coverage as the “tail” endorsement), in each case provided that Parent and the Surviving Company are not required to spend more than 250% of the current aggregate annual premium for these policies (the current aggregate annual premium is US$360,000).  Alternatively, in lieu of the foregoing obligations of the Surviving Company, the Company has the option, in consultation with Parent, to purchase a seven-year “tail” endorsement to the current directors’ and officers’ insurance policies prior to the closing of the Merger, at a premium not to exceed 250% of the current aggregate annual premium for these policies. The foregoing arrangements regarding directors’ and officers’ insurance policies are collectively referred to as D&O Insurance Arrangements.  None of the D&O Insurance Arrangements detracts from any existing (or prior) insurance policy of the Company, including, without limitation, the Company’s existing (or prior) directors’ and officers’ insurance policies.

For more details on the indemnification and insurance arrangements for our directors and officers, see “The Merger Agreement–Indemnification and Insurance” beginning on page 91.

Other Compensation Matters

In addition, as contemplated by the Merger Agreement, the Company and Parent have agreed to implement the following compensation arrangements in connection with and subject to the consummation of the Merger:

•
To ensure the commitment and retention of certain executive officers until the completion of the Merger, certain key executive officers will be paid a retention bonus at the closing.  In particular, Mr. Shamir will be paid a retention bonus of US$1,081,600, an amount equal to the sum of his annual base salary and target bonus for 2013. The individual retention bonus payable to each of the other executive officers who are entitled to a retention bonus ranges from US$118,135 to US$402,528, representing 50% to 100% of the executive officer’s annual base salary, and the retention bonuses to these other executive officers add up to $2,011,735 in the aggregate.

•
As contemplated by the Merger Agreement, prior to the closing of the Merger, the Company will grant Mr. Nachum (Homi) Shamir, our President, Chief Executive Officer and a director, 30,000 RSUs that will vest at the closing (Mr. Shamir did not receive an equity grant in February 2013 like other executive officers and key employees of the Company).

•
As contemplated by the Merger Agreement, prior to the closing of the Merger, the Company may pay the 2013 annual bonus up to the full target amount under any applicable bonus plan of the Company and, accordingly, the Compensation and Nominating Committee, the Audit Committee and the Board have resolved that the portion of the 2013 annual bonuses that is based on the Company’s achievement of performance goals for 2013 will be paid at 88% of the target level, representing the Company’s projected performance at the time the parties entered into and announced the Merger Agreement..

The foregoing compensation arrangements are collectively referred to as the Other Compensation Matters.

Employee Compensation and Benefits

Under the Merger Agreement, Parent has undertaken that for one year following the consummation of the proposed Merger, it will cause the Surviving Company to provide each continuing employee of the Company with (i) a base salary or base wage that is no less than that in effect before closing and the same aggregate base salary or base wage and cash incentive compensation opportunity in effect with respect to such employee immediately before closing, (ii) severance benefits that are no less favorable than those in effect with respect to such employee before closing, and (iii) other employee benefits (excluding equity based benefits, but including allocations to provident funds and education funds) that are substantially comparable in the aggregate to the other employee benefits provided to such employee before closing.  For more details, see “The Merger Agreement—Employee Matters” beginning on page 93.

In addition, under the Merger Agreement, Parent has undertaken to establish a retention program for certain key employees of the Company pursuant to which the Parent will offer cash or equity incentive awards to these employees that provides up to an aggregate value of $3.0 million as of the grant date.  Parent has undertaken to in good faith consult the view of the Company’s Chief Executive Officer in selecting key employees to participate in the retention program and in determining the allocation of the value among the key employees.

THE MERGER AGREEMENT

This section of the Proxy Statement describes the material provisions of the Merger Agreement, but does not purport to describe all of the terms of the Merger Agreement and may not contain all of the information that is important to you.  The following summary is qualified in its entirety by reference to the complete text of the Merger Agreement, which is attached as Appendix A to this Proxy Statement and incorporated into this Proxy Statement by reference. You are urged to read the Merger Agreement carefully and in its entirety because it is the legal document that governs the Merger.

The Merger Agreement contains representations and warranties by the Company, Parent and Merger Sub which were made only for purposes of that agreement and as of specified dates. The representations, warranties and covenants in the Merger Agreement were made solely for the benefit of the parties to the merger agreement, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the merger agreement instead of establishing these matters as facts, and may apply contractual standards of materiality or material adverse effect that generally differ from those applicable to investors. In addition, information concerning the subject matter of the representations, warranties and covenants may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the Company’s public disclosures.  Neither the Merger Agreement nor the description below is intended to provide you with any other factual information about us. Such information can be found elsewhere in this Proxy Statement and in the public filings we make with the SEC, as described in the section entitled “Where You Can Find More Information” beginning on page 105.

The Merger Agreement

Structure of the Merger; Company Shareholder Approval

Subject to the terms and conditions of the Merger Agreement and in accordance with Israeli law, Merger Sub, a wholly-owned subsidiary of Parent, will be merged with and into the Company, with the Company surviving the Merger and becoming a wholly-owned subsidiary of Parent.  As a result, after the effective time of the Merger, the Ordinary Shares will no longer be publicly traded.  The Merger will be effected by way of a statutory merger pursuant to Sections 314-327 of the ICL.

Approval of the Merger Proposal will require the affirmative vote of holders of at least seventy-five percent (75%) of the Ordinary Shares present, in person or by proxy, and voting on the Merger Proposal (votes abstaining shall not be taken into account), provided that either (i) such 75% (or more) majority includes at least the majority of the total votes of shareholders who are not “controlling shareholders” of the Company and do not have a “personal interest” (as both terms are defined in the ICL) in the Merger Proposal, present and voting at the Special Meeting in person or by proxy (votes abstaining shall not be taken into account in counting the above-referenced shareholder votes), or (ii) the total number of Ordinary Shares of the shareholders mentioned in clause (i) above that are voted against the approval of the Merger Proposal does not exceed two percent (2%) of the total voting rights in the Company. We refer to the foregoing approval as the “Company Shareholder Approval.”

Merger Consideration

As a result of the Merger, each Ordinary Share issued and outstanding immediately prior to the effective time of the Merger (other than Ordinary Shares held in the treasury of the Company or owned by Parent or any direct or indirect wholly-owned subsidiary of the Company or of Parent, which will be cancelled and retired for which no consideration will be delivered in exchange) will be converted into the right to receive US$30.00 in cash (which we refer to as the Merger Consideration) without any interest thereon, subject to the withholding of any applicable taxes.

Effective as of the effective time of the Merger, each outstanding option to acquire Ordinary Shares then outstanding, whether or not vested or exercisable, will become fully vested and exercisable as of the effective time of the Merger and will be canceled and converted into the right to receive an amount in cash equal to the product of (i) the excess, if any, of the Merger Consideration over the applicable exercise price per Ordinary Share of such option (which excess we refer to as the Option Consideration) and (ii) the number of Ordinary Shares such holder would have the right to purchase if such option or right were fully vested and such holder had exercised such option or right in full immediately prior to the effective time of the Merger, without interest and subject to applicable withholding taxes.  Any such option that has an exercise price per Ordinary Share which is greater than the Merger Consideration will be canceled without further payment.

Effective as of the effective time of the Merger, each outstanding RSU, whether or not vested, will become fully vested as of the effective time of the Merger and will be canceled and converted into the right to receive a lump sum cash payment equal to the product of the Merger Consideration and the number of Company Shares subject to Company RSUs, without interest and subject to applicable withholding taxes.

Representations and Warranties

The Merger Agreement contains a number of representations made by and to Parent and Merger Sub, on the one hand, and the Company, on the other hand.  Representations made by the Company to Parent and Merger Sub in the Merger Agreement relate to, among other things:

–	due incorporation or organization, good standing and qualification;

–	corporate authority to enter into the Merger Agreement and consummate the transactions contemplated by the Merger Agreement;

–	Board approval and recommendation of the Merger Agreement and the transactions contemplated by the Merger Agreement;

–	absence of conflict with organizational documents, applicable law or material contracts as a result of the Merger;

–	required filings with and approvals by governmental entities;

–	capitalization;

–	ownership of subsidiaries;

–	accuracy and compliance of documents filed with the SEC, the TASE and the ISA;

–
conformity of the Company’s financial statements with applicable accounting requirements and that the financial statements fairly present, in all material respects, the consolidated financial positions of the Company;

–	the status of the Company as a “foreign private issuer;”

–	absence of material undisclosed liabilities;

–	the absence of any Company Material Adverse Effect (as defined below) since September 30, 2013;

–	the operation of the Company in the ordinary course of business during the period from September 30, 2013 to December 8, 2013;

–	material contracts;

–	real property;

–	personal property;

–	intellectual property matters;

–	taxes and tax matters;

–	employee benefit plans and employment matters;

–	labor matters;

–	ownership and compliance with permits;

–	compliance with laws and regulatory matters;

–	environmental matters;

–	absence of material pending or threatened legal proceedings or investigations;

–	insurance matters;

–	related party transactions;

–	absence of any obligation to pay brokers’ or other similar fees;

–	receipt of an opinion from our financial advisor;

–	inapplicability of anti-takeover statutes; and

–	the Company’s proxy statement.

Representations made by the Parent and Merger Sub to the Company in the Merger Agreement relate to, among other things:

–	due incorporation or organization, good standing and qualification;

–	corporate authority to enter into the Merger Agreement and consummate the transactions contemplated thereby;

–	absence of conflict with organizational documents, applicable law or material contracts as a result of the Merger;

–	required filings with and approvals by governmental entities;

–	absence of material pending or threatened legal proceedings or investigations;

–	ownership and operations of Merger Sub;

–	absence of any obligation to pay brokers’ or other similar fees;

–	information provided by Parent for inclusion in the Company’s proxy statement;

–	no ownership of Company Shares;

–	no arrangements with the Company’s shareholders or management;

–	sufficiency of funds for payments pursuant to the Merger Agreement;

–	non-reliance on the Company’s estimates, projections and forecasts; and

–	approval of the Merger Agreement by the boards of directors of Parent and Merger Sub.

Significant portions of the representations and warranties of the Company are qualified by “materiality” or “Company Material Adverse Effect.”  A Company Material Adverse Effect means any change, effect, event or development that, individually or in the aggregate, has had or is reasonably likely to have, a materially adverse effect on (a) the financial condition, properties, assets (including intangible assets), liabilities, business, capitalization, operations or results of operations of the Company and its Subsidiaries, taken as a whole or (b) the ability of the Company to consummate the Merger and to perform its obligations under this Agreement.  However, no change, effect, development, condition or occurrence arising out of the following will be considered when determining if a Company Material Adverse Effect has occurred or would or could occur (with respect to the matters described in clauses (i) through (vi) below, except to the extent the effects resulting from or arising out of these matters disproportionately affect the Company and its subsidiaries, taken as a whole, as compared to other companies operating in the medical device industry in the countries or regions of the world in which the Company or its Subsidiaries conduct business):

(i)
general economic conditions or political conditions (or changes in such conditions) in Israel, the United States or any other country or region in the world in which the Company or any of its Subsidiaries operates, or conditions in the global economy generally;

(ii)
conditions (or changes in such conditions) in the securities markets, capital markets, credit markets, currency markets or other financial markets in Israel, the United States or any other country or region in the world in which the Company or any of its Subsidiaries operates;

(iii)	conditions (or changes in such conditions) in the industries in which the Company and its Subsidiaries conduct business;

(iv)	acts of war, armed hostilities, sabotage or terrorism in Israel, the United States or any other country or region in the world where the Company or any of its Subsidiaries has operations;

(v)
changes in Law or other legal or regulatory conditions (or the authoritative interpretation thereof) or changes in GAAP or other accounting standards applicable to the Company or its Subsidiaries (or the authoritative interpretation thereof);

(vi)
natural disasters, weather conditions and other force majeure events in Israel, the United States or any other country or region in the world where the Company or any of its Subsidiaries has operations;

(vii)
the announcement of this Merger Agreement or the pendency or consummation of the transactions contemplated by the Merger Agreement, including impact thereof on the relationships with officers, employees, customers, suppliers, distributors or other business partners;

(viii)	any action or omission required by law or terms of the Merger Agreement, or at the request or with the consent of Parent or any of its affiliates;

(ix)	changes in the Company’s share price or the trading volume of the Company’s shares, in and of itself (but not the underlying cause of such changes);

(x)	any failure of the Company to meet any securities analysts’ projections, internal projections, or forecasts or estimates of earnings or revenues (but not the underlying cause of such failure); or

(xi)
any legal proceedings brought or threatened by any of the current or former shareholders of the Company (on their own behalf or on behalf of the Company) relating to the Merger Agreement or any of the transactions contemplated by the Merger Agreement, including the Merger.

Some of the representations and warranties of Parent and Merger Sub are qualified as to “materiality” or are qualified with respect to any event, change, effect, development, condition or occurrence that would prevent or materially delay Parent from consummating the transactions contemplated by the Merger Agreement or prevent or materially delay that party from performing its obligations under the Merger Agreement.

The representations and warranties in the Merger Agreement do not survive the completion of the Merger.

Conduct of Business by the Company

The Company has agreed that until the effective date of the Merger, the Company and its subsidiaries will conduct their businesses in the ordinary course of business consistent with past practice and use commercially reasonable efforts to preserve substantially intact their business organization, keep available the services of the current officers and key employees, and preserve the current relationships with customers, suppliers, distributors and other persons with whom the Company or its subsidiaries have significant business relations, subject to certain exceptions. The Company has also agreed that to the extent reasonably practicable to notify and consult with the Parent (a) after the receipt of any material communication from any governmental authority or inspections of any manufacturing or clinical trial site and before making any material submission to any governmental authority, and (b) prior to making any material change to a study protocol, adding new trials, making any material change to a manufacturing plan or process, or making a material change to the development timeline for any of its product candidates or programs.

 The Company has further agreed generally to not take, and to not permit its subsidiaries to take, the following actions (subject in each case to the exceptions provided in the Merger Agreement) prior to the effective time of the Merger without the prior written consent of Parent (which consent may not be unreasonably withheld, delayed or conditioned):

•	amend the articles of association or memorandum of association of the Company or amend any organizational document of any subsidiary of the Company;

•
issue, sell, deliver any equity securities of the Company or its subsidiaries, except for issuances of Ordinary Shares upon exercise of options or RSUs outstanding on the date of the Merger Agreement in accordance with their present terms;

•
purchase, redeem or otherwise acquire any equity securities of the Company or any of its subsidiaries, except in connection with tax withholdings and exercise price settlements upon the exercise of options or vesting of RSUs outstanding on the date of the Merger Agreement and in accordance with their present terms;

•	split, combine, subdivide or reclassify the share capital of the Company or any of its subsidiaries or issue or authorize the issuance of any other securities in respect of such shares;

•	declare, set aside or pay any dividends or other distributions in respect of the share capital of the Company;

•
propose to adopt a plan of liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any of its subsidiaries, or elect or appoint any new directors or executive officers of the Company, except for the transactions contemplated by the Merger Agreement;

•
incur, assume or guarantee any indebtedness for borrowed money, or issue any debt securities or other rights to acquire any debt securities of the Company or any of its subsidiaries, except for (i) debt incurred in the ordinary course of business consistent with past practice under letters of credit, lines of credit or other credit facilities or arrangements in effect on the date of the Merger Agreement or issuances or repayment of commercial paper in the ordinary course of business consistent with past practice, and (ii) loans or advances between the Company and its subsidiaries, or between any subsidiaries;

•
make any loans, advances or capital contributions to or investments in any other person (other than the Company or any of its subsidiaries), except for business expense advances in the ordinary course of business consistent with past practice to employees of the Company or its subsidiaries;

•
mortgage or pledge any material assets or create a lien on any material assets (other than permitted liens or liens granted in connection with the incurrence of any indebtedness for borrowed money permitted under the Merger Agreement);

•
except as may be required by applicable law or the terms of any employee plan as in effect on the date of the Merger Agreement, (i) enter into, adopt, amend in any material respect or terminate any material employee benefit agreement, arrangement or plan, or (ii) increase the compensation or pay any special remuneration to any director, officer or employee, or pay any material benefit not required by any existing plan or arrangement, make any loans to or change existing lending arrangements with any directors, officers or employees, agents or consultants (other than advancement of business expenses in the ordinary course of business), except for (w) payment of the 2013 annual bonus up to the full target amount under any applicable bonus plan of the Company, (x) the adoption of a 2014 incentive bonus plan on terms consistent with those disclosed to Parent, (y) compensation arrangements in the ordinary course of business for employees who are not officers or directors and whose annual compensation is less than $250,000, and (4) as otherwise permitted under the Merger Agreement;

•
except as may be required as a result of a change in applicable law or in GAAP, make any material change in accounting principles or practices or make any material change in internal accounting controls or disclosure controls and procedures;

•
make or agree to make any new capital expenditure or expenditures in excess of $250,000 individually or $500,000 in the aggregate, except for capital expenditures that are contemplated by the Company’s 2013 or 2014 budget;

•
acquire or agree to acquire (i) any business or company or any material equity interest for consideration in excess of $1,000,000 in the aggregate or (ii) any assets that are material to the Company and its subsidiaries, taken as a whole, except for purchases of inventory, services or supplies in the ordinary course of business consistent with past practice or other purchases contemplated by the Company’s 2013 or 2014 budget;

•
enter into any contract (other than inter-company contracts) with respect to any joint venture, strategic alliance or partnership that is material to the Company and its subsidiaries, taken as a whole;

•
other than in the ordinary course consistent with past practice, sell, lease (as lessor), license or otherwise dispose of or incur any lien on any properties or assets of the Company or its subsidiaries, which are material to the Company and its subsidiaries, taken as a whole;

•
prepare or file any income tax return or other material tax return in a manner inconsistent with past practice or, on any such tax return, take any material position inconsistent with past practice, make or change any tax election, settle or otherwise compromise any material claim relating to taxes, settle any material dispute relating to taxes, adopt or change any accounting method in respect of taxes, enter into any tax indemnity, sharing, allocation agreement or closing agreement, or consent to any extension or waiver of the statute of limitations period applicable to any material tax claim or assessment, request any ruling or similar guidance with respect to taxes, other than the tax rulings contemplated by the Merger Agreement;

•
other than in the ordinary course of business consistent with past practice, (i) discharge, settle or satisfy any claims, liabilities or litigation for an amount in excess of $250,000 individually or $1,000,000 in the aggregate, other than those reflected or reserved against in the most recent consolidated financial statements  of the Company included in its public filings or incurred in the ordinary course of business consistent with past practice after the date of the most recent balance sheet included in these financial statements, (ii) cancel any material indebtedness for borrowed money or waive any claims or rights with a value in excess of $500,000, or (iii) give any material discount, accommodation or other concession inconsistent with past business practices in order to accelerate or induce the collection of any receivable;

•
apply for or accept (i) any grant from the OCS or any other Israeli governmental authority, which grant is extended to support the Company’s research and development operations, or (ii) any material grants from any other governmental authority;

•	enter into, engage in or amend any transaction or contract with any related party or any interested parties (Ba’alay Inyan);

•	cancel or fail to in good faith seek to renew any material insurance policies; or

•	enter into a Contract, or otherwise resolve or agree in any legally binding manner, to take any of the actions prohibited by the Merger Agreement.

Company Shareholder Meeting; Merger Proposal

The Company has agreed to, no later than five business days after the date of the Merger Agreement, establish a record date for, duly call, give notice of and convene a special meeting of its shareholders (which we refer to as the Company Shareholders Meeting) for the purpose of obtaining the Company Shareholder Approval, and publish the notice of the Company Shareholder Meeting.  The notice of this Special Meeting was published on December 16, 2013.

The Company has also agreed, as soon as practicable following the execution of the Merger Agreement, but no later than 15 business days after the date of the Merger Agreement, to prepare and file with the ISA and furnish to the SEC on a Form 6-K a proxy statement for the Company Shareholders Meeting, and cause the proxy statement to be mailed to shareholders of the Company. Unless our Board has effected a Company Board Recommendation Change (as defined below), the Company will include in the proxy statement our Board’s recommendation of the Merger Agreement and the transactions contemplated by the Merger Agreement (which we refer to as the Company Board Recommendation).

The Company and Merger Sub have agreed that they will, as promptly as reasonably practicable after the execution of the Merger Agreement, cause a merger proposal (in the Hebrew language) to be executed in accordance with Section 316 of the ICL and delivered and filed with the Israeli Companies Registrar.  The Company and Merger Sub have further agreed to timely provide and/or publish notices to their creditors in accordance with Section 318 of the ICL and to timely inform the Israeli Companies Registrar, in accordance with Section 317(b) of the ICL, that notice was given to their respective creditors under Section 318 of the ICL.  The executed merger proposals of Merger Sub and the Company were filed with the Israeli Companies Registrar on December 9, 2013 and December 18, 2013, respectively.  The notice to creditors was published by Merger Sub on December 10, 2013 and by the Company on December 18, 2013 (in Israel) and on December 23, 2013 (in New York), and the related notification to the Israeli Companies Registrar that such notices had been provided was provided by Merger Sub on December 11, 2013 and will be provided by the Company as soon as practicable following the date of this Proxy Statement.  Notices to the Israeli Companies Registrar of the approval of the Merger by a merging company’s shareholders was filed by Merger Sub on December 9, 2013 and will be filed by us promptly following the receipt of Company Shareholder Approval.

No Solicitation of Acquisition Proposals

The Company has agreed that it will and will cause its subsidiaries and their respective representatives to immediately cease any and all existing discussions, communications or negotiations with respect to any acquisition proposal with any persons conducted prior to the execution of the Merger Agreement.  In addition, the Company has agreed that neither it nor its subsidiaries will, and the Company will not authorize or permit any of their respective representatives to:

–
solicit or initiate the making, submission or announcement of, or knowingly encourage, facilitate or assist the making of, any offer or proposal which constitutes or is reasonably likely to lead to an acquisition proposal (as defined below);

–
furnish to any person any non-public information relating to our Company, or afford to any person access to non-public information or personnel of our Company, in each case with the intent to induce the making, submission or announcement of, or the intent to knowingly encourage, facilitate or assist, an acquisition proposal or any communication that would reasonably be expected to lead to an acquisition proposal;

–	participate or engage in discussions or negotiations with any person with respect to an acquisition proposal;

–	approve, endorse or recommend an acquisition proposal; or

–	enter into any contract contemplating or otherwise relating to an acquisition transaction (as defined below).

The term “acquisition proposal” means any offer or proposal (other than an offer or proposal by Parent or Merger Sub) to engage in an acquisition transaction. The term “acquisition transaction” means any transaction or series of transactions involving: (i) any direct or indirect acquisition of securities, tender offer, exchange offer or other similar transaction in which a person or group of persons acquires ownership of securities representing fifteen percent (15%) or more of the outstanding Ordinary Shares of the Company; (ii) any merger, consolidation, business combination, scheme of arrangement or similar transaction involving the Company and/or any of its subsidiaries (except for any transaction among the Company’s subsidiaries); (iii) any sale, lease, exchange, license, transfer, acquisition or disposition of more than fifteen percent (15%) of the total consolidated assets of the Company and its subsidiaries; (iv) any recapitalization, restructuring, liquidation, dissolution or other winding up of the Company; or (v) any issuance by the Company of over fifteen percent (15%) of its equity securities (except pursuant to the exercise of outstanding options or settlement of RSUs).

Any material violation of the foregoing restrictions by the Company or any of its subsidiaries or any of their respective senior representatives will be deemed a material breach by the Company.  The term “senior representative” means any representative of the Company who is (i) a director or officer of the Company or any of its subsidiaries, (ii) a senior-level employee (i.e., managing director (or similar title) or above) of any financial advisor retained by the Company or any of its subsidiaries or (iii) a partner of any law firm retained by the Company or any of its Subsidiaries or any other person acting with the actual authority of the Company.

Notwithstanding the restrictions above, our Board is permitted to engage in discussions of, or provide non-public information with respect to, any bona fide, unsolicited written acquisition proposal received without any material violation of the “no solicitation” restrictions described above if our Board has determined, after consultation with its financial advisor and outside legal counsel, that (i) the acquisition proposal constitutes or would reasonably be expected to lead to a superior proposal (as defined below) and (ii) failure to take the actions would reasonably be expected to be inconsistent with the fiduciary duties of directors of a Delaware corporation under Delaware law; provided, that before providing any non-public information to the person making the acquisition proposal, the recipient must enter into a confidentiality agreement that is no less favorable to the Company than the confidentiality agreement between the Company and Covidien.  The Company Board may not take any of the actions referred to above unless the Company has delivered to Parent a prior written notice advising Parent that it intends to take such action, which notice must include the material terms of the acquisition proposal and the identity of the person making the acquisition proposal.

The Company is required to notify Parent promptly (but in no event later than 24 hours) after receipt by the Company of an acquisition proposal or any request for information that would reasonably be expected to lead to an acquisition proposal, or any inquiry with respect to, or would reasonably be expected to lead to an acquisition proposal.  The Company is required to provide such notice and identify the third party making, and the material terms and conditions of, any such acquisition proposal, as well as to provide a copy of the acquisition proposal (if in writing), and to keep Parent informed on a prompt basis with respect to any change to the material terms of such acquisition proposal (but in no event later than 24 hours following any such change), including providing Parent with copies of any draft documentation.

The Company has also agreed that except to the extent inconsistent with the fiduciary duties of directors of a Delaware corporation under applicable Delaware law, it will not, and will cause its subsidiaries not to, terminate, waive, amend or modify, or grant permission under, any standstill provision in any confidentiality agreement to which it or any of its subsidiaries is or becomes a party (other than as occurs in accordance with the terms of any such standstill provision in effect as of the date hereof).  In addition, it will, and will cause its subsidiaries to, use reasonable best efforts to enforce such standstill provisions if it becomes aware of any material breach of any such standstill provision by the party subject thereto.

Company Board Recommendation Change; Fiduciary Termination

The Merger Agreement prohibits our Board from (i) withholding, withdrawing, amending or modifying in a manner adverse to Parent in any material respect, or publicly proposing to withhold, withdraw, amend or modify in a manner adverse to Parent in any material respect, the Company Board Recommendation, or (ii) approving or recommending or proposing to approve or recommend, any acquisition proposal (the actions in clauses (i) and (ii) are referred to as a Company Board Recommendation Change).

Notwithstanding the restrictions described above, if, prior to obtaining the Company Shareholder Approval, the Company receives a bona fide, written acquisition proposal from a third party that did not result from the third party’s breach of any standstill obligations or the Company’s breach of its no solicitation obligations, and our Board determines in good faith, after consultation with its financial advisors and outside legal counsel, that (i) the acquisition proposal constitutes a superior proposal and (ii) the failure to change its recommendation or terminate the Merger Agreement would reasonably be expected to be inconsistent with the fiduciary duties of directors of a Delaware corporation under Delaware law, then, our Board may effect a Company Board Recommendation Change in respect of such superior proposal or to enter into an acquisition agreement with respect to such superior proposal, if:

•
prior to making a Company Board Recommendation Change or terminating the Merger Agreement in order to accept the superior proposal, the Company has given Parent a three-business-day period during which, if requested by Parent, the Company would make its representatives available to discuss proposed changes to the Merger Agreement (with any material revision to the superior proposal restarting the three-business-day period);

•
after considering any written, binding and irrevocable offer delivered by Parent during the matching period, the Company Board nonetheless determines, after consultation with its financial advisors and outside legal counsel, that failure to make a Company Board Recommendation Change or terminate the Merger Agreement would reasonably be expected to be inconsistent with the fiduciary duties of directors of a Delaware corporation under Delaware law; and

•
the Company has paid the Termination Fee (as defined below) in advance of or substantially concurrently with the termination of the Merger Agreement and immediately following such termination enters into a binding definitive agreement for the superior proposal.

The term “superior proposal” means any bona fide written acquisition proposal to acquire more than 50% of the equity securities or consolidated total assets of the Company and its Subsidiaries, pursuant to a tender or exchange offer, a merger, scheme of arrangement, a consolidation, a business combination, or a sale of assets on (i) terms that our Board (or any Board committee) has determined in good faith (after consultation with its financial advisor and outside legal counsel), taking into account all relevant legal, financial and regulatory aspects and the terms of this acquisition proposal, would be more favorable to our shareholders than the Merger and (ii) which our Board has determined in good faith (after consultation with its outside legal counsel and financial advisors) to be reasonably capable of being completed on the terms proposed, taking into account all financial, regulatory, legal and other aspects of such proposal.

In addition, at any time prior to obtaining the Company Shareholder Approval, if an intervening event (as defined below) will have occurred and our Board determines in good faith, after consultation with its financial advisors and outside legal counsel, that the failure to effect a Company Board Recommendation Change would reasonably be expected to be inconsistent with the fiduciary duties of directors of a Delaware corporation under Delaware law, our Board may effect a Company Board Recommendation Change if:

•
prior to taking such action, the Company has given Parent a three-business-day period during which, if requested by Parent, the Company would make its representatives available to discuss proposed changes to the Merger Agreement (with any material change to the Intervening Event restarting the three-business-day period); and

•
after considering any written, binding and irrevocable offer delivered by Parent during the matching period, the Company Board nonetheless determines, after consultation with its financial advisors and outside legal counsel, that failure to change its recommendation would reasonably be expected to be inconsistent with the fiduciary duties of directors of a Delaware corporation under Delaware law.

An “intervening event” means a material event, development or change in circumstances with respect to the Company or any of its subsidiaries (other than the receipt of an acquisition proposal) occurring or coming to the attention of our Board after the signing of the Merger Agreement, and which was not known to our Board as of or prior to the signing of the Merger Agreement.

The parties to the Merger Agreement have contractually agreed, without intending to modify any fiduciary duties of our Board (or any of its committees) under applicable law, that, in the absence of compelling legal authority to the contrary, the Company, our Board and the Company’s outside legal counsel are entitled to rely on and deem applicable to the Company and our Board the law applicable to corporations incorporated in the State of Delaware for purposes of making the conclusions described above (and providing advice with respect thereto).

Efforts to Consummate the Merger; Regulatory Filings

Subject to the terms and conditions of the Merger Agreement, each of the Parent, Merger Sub and the Company has agreed to use its reasonable best efforts to take, or cause to be taken, all actions and do, or cause to be done, and to assist and cooperate with the other party to the Merger Agreement in doing, all things reasonably necessary, proper or advisable under applicable law or otherwise to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated by this Agreement, including (i) causing the conditions to closing to be satisfied; (ii) obtaining all necessary actions or non actions, waivers, consents, approvals, orders and authorizations from governmental authorities and making all necessary registrations, declarations and filings with governmental authorities, that are necessary to consummate the Merger and the other transactions contemplated the Merger Agreement; (iii) obtaining all necessary or appropriate consents, waivers and approvals under any material contracts to which the Company or any of its subsidiaries is a party in connection with the Merger Agreement and the consummation of the transactions contemplated by the Merger Agreement so as to maintain and preserve the benefits under these material contracts following the closing; and (iv) executing and delivering any additional instruments necessary to consummate the transactions contemplated hereby and to fully carry out the purposes of the Merger Agreement. Notwithstanding the foregoing, the Company is not required prior to the effective time of the Merger to pay any consent or other similar fee, “profit sharing” or other similar payment or other consideration, or to provide additional security to obtain the consent, waiver or approval of any person under any contract.

Each of Parent and the Company has agreed to, and cause their respective affiliates (if applicable) to, promptly (i) file the notification and report form required under the HSR Act for the transactions contemplated by the Merger Agreement with the Antitrust Division and the FTC, and any supplemental information requested in connection therewith, (ii) file with the applicable governmental entity in each of Austria and Germany the notifications required by their respective antitrust laws, (iii) submit to the IAA a joint request to exempt the parties from filing a notification under the Israeli Restrictive Trade Practices Law-1988 in connection with the Merger (and, if such joint request is rejected by the IAA, file with the IAA, as soon as practicable after receipt of such rejection by the IAA, the required notification) (this notification to the IAA was filed on December 23, 2013), and (iv) file comparable pre-merger or post-merger notification filings, forms and submissions with any other governmental authority that is required by any other antitrust laws as soon as practicable and in any event before the expiration of any applicable legal deadline.

Parent has agreed that it and/or its affiliates will execute and deliver an undertaking in customary form in favor of the OCS to comply with applicable law (if and when required to do so), and the Company is permitted to submit a notice to the OCS regarding the change in ownership of the Company effected as a result of the Merger at any time prior to the completion of the Merger.

Each of Parent and the Company has agreed to, and to cause each of its affiliates to, take any and all reasonable actions necessary to obtain any consents, clearances or approvals required under or in connection with any applicable law (including antitrust law), and to enable all waiting periods under any applicable law (including antitrust law) to expire, and to avoid or eliminate each and every impediment under any applicable law (including antitrust law) asserted by any governmental authority, in each case, to cause the Merger and the other transactions contemplated by the Merger Agreement to occur as soon as practicable and in any event prior to the Outside Date, including but not limited to (i) promptly complying with or modifying any requests for additional information (including any second request) by any governmental authority, (ii) contesting, defending and appealing any threatened or pending injunction or other order that would adversely affect the ability of any party hereto to consummate the transactions contemplated by the Merger Agreement and (iii) taking any and all other actions to prevent the entry, enactment or promulgation thereof.

Each of Parent and the Company further agreed that until all required governmental approvals have been obtained, each of them will not, and will cause its affiliates not to, operate their respective businesses in such manner or take any action that would reasonably be expected to increase in any material respect the risk of not obtaining any required governmental approval.  In addition, Parent and Merger Sub have agreed that, prior to the effective time of the Merger, they will not, and will not permit their affiliates to, make any acquisition or enter into any definitive agreement for any acquisition if doing so would reasonably be expected to (i) delay or increase the risk of not obtaining any required governmental approval or the expiration or termination of any applicable waiting period, (ii) increase the risk of any governmental authority entering an order prohibiting the consummation of the transactions contemplated by the Merger Agreement or the risk of not being able to remove any such order on appeal or (iii) delay or prevent the consummation of the Merger or the other transactions contemplated by the Merger Agreement.

Nothing in the Merger Agreement requires Parent, the Surviving Company or any other subsidiary of Parent to sell, hold separate, license or otherwise dispose of any assets or conduct their business in a specified manner, or agree or propose to sell, hold separate, license or otherwise dispose of any assets or conduct their business in a specified manner, or permit or agree to the sale, holding separate, licensing or other disposition of, any assets of Parent, the Surviving Company or any other subsidiary of Parent or the Company, whether as a condition to obtaining any approval from, or to avoid potential litigation or administrative action by, a governmental authority or any other person or for any other reason.

Indemnification and Insurance

Pursuant to the Merger Agreement, Parent has agreed to cause the surviving company in the Merger (which we refer to as the Surviving Company) to honor all existing indemnification agreements with our directors and officers (a form of these existing indemnification agreements is attached as Appendix D-1 to this Proxy Statement and incorporated herein by reference), as such agreements will be amended to cover all matters in connection with the Merger.  Specifically, our Compensation and Nominating Committee, our Audit Committee and our Board of Directors have approved an amendment to each existing indemnification agreement, which amendment will, among other things:

(i)
expand the scope of indemnification to cover all matters in connection with the Merger Agreement, including the Merger and the other transactions contemplated by the Merger Agreement, all mattes in connection with any other business combination considered or reviewed by the Company, including, without limitation, any claim, suit, action, proceeding or demand relating to any alleged or actual breach of fiduciary or other similar duties, whether these claims, suits, actions, proceedings or demands are brought directly, in derivative or other similar form, or otherwise by, in the name of or on behalf of the Company or any of its subsidiaries or any of their respective stakeholders (collectively referred to as the Transaction-Related Indemnification);

(ii)
provide that the aggregate amount of Transaction -Related Indemnification will be the greater of (x) 25% of the Company’s shareholders’ equity based on the most recent consolidated financial statements of the Company at the time of payment and (y) 25% of the aggregate consideration payable to holders of Ordinary Shares, options and RSUs pursuant to the Merger Agreement (such aggregate amount is referred to as Transaction-Related Indemnification Amount); and

(iii)	provide that the Transaction-Related Indemnification Amount is separate and excluded from the aggregate amount of indemnification of $40,000,000 under the current indemnification agreement.

The foregoing description of the indemnification agreement amendment is qualified in its entirety by reference to the complete text of the proposed amendment, a form of which is attached as Appendix D-2 to this Proxy Statement and incorporated into this Proxy Statement by reference.  The amendments are subject to, and will be effective upon and signed following the receipt of, the Company Shareholder Approval and prior to the closing of the Merger.

In addition, Parent has agreed to cause the Surviving Company and its subsidiaries to, for seven years after the closing of the Merger, maintain in their respective organizational documents director and officer indemnification, insurance, exculpation and expense advancement provisions that are at least as favorable as those existing at the time of the signing of the Merger Agreement.

Parent has also agreed that for seven years after the closing of the Merger, to the fullest extent permitted by the laws applicable to Parent (for purpose of this provision, as if Parent is a Delaware corporation and the relevant directors and officers are directors and officers of a Delaware subsidiary of Parent) and subject to specified limitations set forth in the ICL (to the extent applicable):

(i)
indemnify our directors and officers against liabilities arising out of or pertaining to (x) any action or omission or alleged action or omission in such person’s capacity as a director, officer, employee or agent of the Company or any of its Subsidiaries or other affiliates prior to or at the effective time of the Merger or (y) any of the transactions contemplated by the Merger Agreement; and

(ii)
advance, prior to the final disposition of any claim, proceeding, investigation or inquiry for which indemnification may be sought under the Merger Agreement, all costs, fees and expenses (including reasonable attorneys’ fees and investigation expenses) incurred by an indemnified person in connection with any such claim, proceeding, investigation or inquiry upon receipt of an undertaking by such indemnified person to repay such advances if it is ultimately decided in a final, non appealable judgment by a court of competent jurisdiction that such indemnified person is not entitled to indemnification.

Finally, Parent has agreed to cause the Surviving Company to maintain in effect, for seven years after the closing of the Merger, directors’ and officers’ insurance policies covering acts or omissions prior to or at the closing on terms with respect to coverage and amounts that are equivalent to those of the Company’s current directors’ and officers’ insurance policies (the current policies provide up to US$50.0 million of coverage, subject to applicable deductible and exclusions), or purchase a seven-year “tail” endorsement to the current directors’ and officers’ insurance policies (or Parent may purchase a substitute policy with the same coverage as the “tail” endorsement), in each case provided that Parent and the Surviving Company are not required to spend more than 250% of the current aggregate annual premium for these policies (the current aggregate annual premium is US$360,000).  Alternatively, in lieu of the foregoing obligations of the Surviving Company, subject to the Company Shareholder Approval, the Company has the option, in consultation with Parent, to purchase a seven-year “tail” endorsement to the current directors’ and officers’ insurance policies prior to the closing of the Merger, at a premium not to exceed 250% of the current aggregate annual premium for these policies.

Subject to applicable law, the rights of any beneficiaries under these provisions of the Merger Agreement are in addition to any other rights these beneficiaries may have under any law or contract or constituent documents of any person.  In the event Parent or the Surviving Company or any of its successors or assigns (i) consolidates with or merges into any other person and is not the continuing or surviving company or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any person, then and in each such case, proper provision will be made so that the successors and assigns of Parent and the Surviving Company will assume all of the foregoing obligations.

The obligations and liabilities of Parent, the Surviving Company and their respective subsidiaries under these provisions of the Merger Agreement will be joint and several.

Employee Matters

Parent has acknowledged that the consummation of the transactions set forth in the Merger Agreement will constitute a “change of control” (or similar phrase) for purposes of all of the Company’s employee plans.

From the effective time the Surviving Company will honor all employee plans and compensation arrangements in accordance with their terms as in effect immediately before the effective time of the Merger, provided that the foregoing does not prohibit the Surviving Company from amending or terminating any employee plan or compensation arrangements in accordance with their terms or as required by applicable laws.

The Merger Agreement contains covenants relating to certain employee matters.  Under these covenants, Parent has undertaken, among other things, to:

–
for a period of one year following the effective time of the Merger, cause the Surviving Company to provide each continuing employee of the Company with (i) a base salary or base wage that is no less than that in effect before closing and the same aggregate base salary or base wage and cash incentive compensation opportunity in effect with respect to the employee immediately before closing, (ii) severance benefits that are no less favorable than those in effect with respect to the employee before closing, and (iii) other employee benefits (excluding equity based benefits, but including allocations to provident funds and education funds) that are substantially comparable in the aggregate to the other employee benefits provided to the employee before closing;

–
cause the Surviving Company to provide continuing employees with service credit for all services with the Company and its subsidiaries prior to the effective time of the Merger for the purposes of any vesting, eligibility, and benefits entitled under benefit plans, programs or arrangements made available to Company employees following the closing date, provided that the crediting of service will not operate to duplicate any benefits; and

–
for purposes of each Parent plan providing health benefits to any continuing employee after the effective time of the Merger, cause the Surviving Company to (i) allow such employee to be immediately eligible to participate in Parent’s plans to the extent coverage in the plan replaces coverage under a comparable plan of the Company in which such employee participates immediately prior to the effective time of the Merger, (ii) waive all limitations as to pre-existing conditions, exclusions and waiting periods and (iii) give credit to eligible expenses incurred by such employee during the portion of the plan year prior to the employee’s participation in Parent’s plan for purposes of satisfying deductible, co-payments and out-of-pocket maximums as though such amounts had been paid in accordance with such Parent’s plan.

Under the Merger Agreement, Parent has also undertaken to establish a retention program for certain key employees of the Company pursuant to which the Parent will offer cash or equity incentive awards to these employees that provides up to an aggregate value of $3.0 million as of the grant date.  Parent has undertaken to in good faith consult the view of the Company’s Chief Executive Officer in selecting key employees to participate in the retention program and in determining the allocation of the value among the key employees.

As contemplated by the Merger Agreement, the parties have agreed to implement the following compensation arrangements for employees in connection with and subject to the consummation of the Merger:

•
To ensure the commitment and retention of certain executive officers until the completion of the Merger, certain key executive officers will be paid a retention bonus at the closing.  In particular, Mr. Shamir will be paid a retention bonus of US$1,081,600, an amount equal to the sum of his annual base salary and target bonus for 2013. The individual retention bonus payable to each of the other executive officers who are entitled to a retention bonus ranges from US$118,135 and US$402,528, representing 50% to 100% of the executive officer’s annual base salary, and the retention bonuses to these other executive officers add up to $2,011,735 in the aggregate.

•
Prior to the closing of the Merger, the Company will grant Mr. Nachum (Homi) Shamir, our President, Chief Executive Officer and a director, 30,000 RSUs that will vest at the closing (Mr. Shamir did not receive an equity grant in February 2013 like other executive officers and key employees of the Company).

•
As contemplated by the Merger Agreement, prior to the closing of the Merger, the Company may pay the 2013 annual bonus up to the full target amount under any applicable bonus plan of the Company and, accordingly, the Compensation and Nominating Committee, the Audit Committee and the Board have resolved that the portion of the 2013 annual bonuses that is based on the Company’s achievement of performance goals for 2013 will be paid at 88% of the target level, representing the Company’s projected performance at the time the parties entered into and announced the Merger Agreement.

No provision of the Merger Agreement (absent a contrary provision) is meant to (i) guarantee employment for any period of time for any employee of the Company or (ii) require Parent or the Surviving Company to continue any employee plan or prevent the amendment modification or termination of such plans after the effective time of the Merger.  No provision of the Merger Agreement creates any third party beneficiary rights in any employee, any beneficiary or dependents, or any collective bargaining representative, with respect to the compensation, terms and conditions of employment and benefits that may be provided to any employee by the Company, Parent or its affiliates or the Surviving Company or under any benefit plan which the Company, Parent or its affiliates or the Surviving Company may maintain.

Tax Rulings

The Company agreed to instruct its Israeli counsel, advisors and/or accountants to prepare and file with the Israeli Tax Authority an application in form and substance reasonably acceptable to Parent and its counsel for a ruling (which we refer to as the Option Tax Ruling) confirming that: (i) the cancellation of the Company’s options, RSUs issued under Section 102(b) of the Tax Ordinance, and the Ordinary Shares issued in respect of such options will not be regarded as a violation of the “requisite holding period” (as such term is defined in Section 102 of the Tax Ordinance) so long as the respective Option Consideration, RSUs Consideration and the Merger Consideration are deposited with the Section 102 Trustee until the end of the respective holding period and (ii) the deposit of the respective Option Consideration, RSUs Consideration and Merger Consideration with the Paying Agent and the 102 Trustee will not be subject to any withholding obligation (which ruling may be subject to customary conditions regularly associated with such a ruling).  If the Option Tax Ruling is not granted prior to the Closing, the Company will seek to obtain an interim ruling confirming that the Parent and any person acting on its behalf will be exempt from Israeli withholding tax in relation to any payments made with respect to any options, Ordinary Shares or RSUs of the Company in connection with the Merger.

The Company also agreed to instruct its Israeli counsel, advisors and/or accountants to prepare and file with the Israeli Tax Authority an application for a ruling, in form and substance reasonably acceptable to Parent and its counsel, that (i) with respect to holders of Ordinary Shares that are non-Israeli residents (as defined in the Tax Ordinance or as will be determined by the Israeli Tax Authority), exempting Parent, the Paying Agent, the Surviving Company and their respective agents from any obligation to withhold Israeli Tax at the source from any consideration payable or otherwise deliverable pursuant to the Merger Agreement, including the Merger Consideration, or clarifying that no such obligation exists, or clearly instructing Parent, the Paying Agent, the Surviving Company and their respective agents on how such withholding at the source is to be executed, and in particular, with respect to the classes or categories of holders of the Company Shares from which Tax is to be withheld (if any), the rate or rates of withholding to be applied and how to identify any such non−Israeli residents; and (ii) with respect to holders of Company Shares that are Israeli residents (as defined in the Tax Ordinance or as will be determined by the Israeli Tax Authority) (excluding Ordinary Shares subject to Section 102 of the Tax Ordinance) exempting Parent, the Paying Agent, the Surviving Company and their respective agents from any obligation to withhold Israeli tax at the source from any consideration payable or otherwise deliverable pursuant to the Merger Agreement, including the Merger Consideration, or clarifying that no such obligation exists, or  clearly instructing Parent, the Paying Agent, the Surviving Company and their respective agents on how such withholding at the source is to be executed, and in particular, with respect to the classes or categories of holders of the Company Shares from which Tax is to be withheld (if any), the rate or rates of withholding to be applied.

Certain Other Covenants

The Merger Agreement contains additional covenants, including covenants relating to cooperation in connection with the preparation of this Proxy Statement, public announcements, notices of certain events, cooperation in connection with the de-listing of the Ordinary Shares from the NASDAQ and the TASE and the deregistration of the Ordinary Shares under the Exchange Act, confidentiality, minimizing the effect of any takeover laws, participation in shareholder litigations, and the preparation of SEC filings that may need to be made after the date of the Merger Agreement and prior to the effective time of the Merger.

Conditions to the Completion of the Merger

Each party’s obligation to complete the Merger is conditioned upon the satisfaction or waiver (to the extent permissible), on or prior to the closing date, of all of the following conditions:

–	the Company Shareholder Approval has been obtained;

–
no governmental entity has enacted, issued or promulgated any law or any injunction or order which is in effect and which has the effect of making the Merger illegal or otherwise prohibiting or preventing the consummation of the Merger;

–
the waiting periods under the antitrust laws of the United States, Israel, Austria and Germany have expired or been terminated, and any approvals or filings required to be obtained or made under the antitrust laws of these countries have been obtained or filed;

–
as required by the Israeli ICL, (i) at least 50 days have elapsed after the filing of a merger proposal with the Registrar of Companies of the State of Israel and (ii) at least 30 days have elapsed after the Company Shareholder Approval and the approval of the Merger by the shareholder of Merger Sub have been obtained (the sole shareholder of Merger Sub has approved the Merger Agreement);

The respective obligations of Parent and Merger Sub to complete the Merger are subject to the satisfaction or waiver of the following additional conditions:

–
(i) the representations and warranties of the Company regarding corporate authority to enter into the Merger Agreement and consummate the transactions contemplated by the Merger Agreement are true and correct in all material respects as of the closing date, (ii) certain representations and warranties of the Company regarding the Company’s capitalization are true and correct in all respects as of the closing date, except for de minimis inaccuracies, and (iii) all other representations and warranties of the Company are true and correct as of the closing date, except for any inaccuracy which has not had, individually or in the aggregate, a Company Material Adverse Effect;

–	the Company’s performance and compliance with its obligations and covenants under the Merger Agreement in all material respects;

–	the delivery of an officer’s certificate by the Company certifying that the above conditions have been satisfied; and

–	no Company Material Adverse Effect has occurred since the execution of the Merger Agreement.

The Company’s obligation to complete the Merger is subject to the satisfaction or waiver of the following additional conditions:

–
(i) the representations and warranties of Parent and Merger regarding corporate authority to enter into the Merger Agreement and consummate the transactions contemplated by the Merger Agreement are true and correct in all material respects as of the closing date, and (ii) all other representations and warranties of the Company are true and correct as of the closing date, except for any inaccuracy which would not, individually or in the aggregate, prevent or materially delay the consummation of the transactions contemplated by the Merger Agreement or the ability of Parent and Merger Sub to fully perform their respective covenants and obligations under the Merger Agreement;

–	Parent’s and Merger Sub’s performance and compliance with their obligations and covenants under the Merger Agreement in all material respects; and

–	the delivery of an officer’s certificate by Parent certifying that the above conditions have been satisfied.

Termination Provisions

The Merger Agreement may be terminated at any time before the effective time of the Merger by the mutual written consent of Parent and the Company.

The Merger Agreement may also be terminated prior to the effective time of the Merger by either Parent or the Company if:

–
the Merger is not consummated by June 8, 2014 (which we refer to as the Outside Date) (this right to terminate is not available to a party whose breach of the Merger Agreement has been a principal cause of, or primarily resulted in, the failure to close the Merger by the Outside Date or is in material breach of the Merger Agreement);

–
a governmental entity has issued a final and nonappealable order or taken any other action, having the effect of permanently restraining, enjoining or otherwise prohibiting the Merger (this right to terminate is not available to a party if the issuance of the order was primarily due to this party’s failure to perform its obligations under the Merger Agreement); or

–	the Company Shareholder Approval is not obtained after the final adjournment of the shareholders’ meeting at which a vote is taken on the Merger.

The Merger Agreement may also be terminated by Parent under any of the following circumstances:

–
(i) at any time prior to the receipt of Company Shareholder Approval (x) our Board has withdrawn (or qualified or modified in a manner adverse to Parent) its recommendation of the Merger Agreement, or (y) our Board has failed to formally recommend against a competing tender or exchange offer that constitutes an acquisition proposal within 10 business days after the commencement of the offer, has recommended our shareholders to approve such acquisition proposal, or has publicly announced its intention to enter into any agreement in respect of such acquisition proposal, or (ii) at any time prior to the effective time of the Merger, (A) our Board has failed to publicly reaffirm its recommendation of the Merger within three Business Days after Parent’s written request, or (B) the Company or any of its senior representatives has willfully and materially breached their obligations under the Merger Agreement with respect to no solicitation of acquisition proposals and/or no change of Board recommendation; or

–
the Company has breached any of its representations, warranties or covenants under the Merger Agreement which would result in the failure to satisfy a closing condition, and the Company has failed to cure or cannot cure the breach within 20 business days following notice of the breach (provided that Parent has not  breached the Merger Agreement in any material respect).

The Merger Agreement may also be terminated by the Company under any of the following circumstances:

–
at any time prior the receipt of the Company Shareholder Approval in order to enter into an agreement with respect to a superior proposal, provided that the Company pays the Termination Fee to Parent concurrently with the termination of the Merger Agreement; or

–
Parent or Merger Sub has breached any of their representations, warranties or covenants under the Merger Agreement which would result in the failure to satisfy a closing condition, and the breaching party has failed to cure or cannot cure the breach within 20 business days following notice of the breach (provided that the Company has not breached the Merger Agreement in any material respect).

Effect of Termination

If the Merger Agreement is validly terminated, it will become null and void, with the exception of a few specified sections, each of which shall survive the termination of the Agreement. The termination of the Merger Agreement will not relieve any party from liability for any fraud or willful and material breach of any representation, warranty, covenant, obligation or other provision of the Merger Agreement.  For purposes of the Merger Agreement, “willful breach” means any act or failure to act by any person with the actual knowledge that the taking of such act or the failure to take such act would cause a breach of the Agreement.

Remedies

Termination Fee

The Company is required to pay Parent a $36 million fee (which we refer to as the Termination Fee) in connection with the termination of the Merger Agreement under the following circumstances:

–	The Company terminates the Merger Agreement in order to enter into an agreement with respect to a superior proposal;

–
Parent terminates the Merger Agreement as a result of a Company Board Recommendation Change, our Board’s recommendation of (or failure to recommend against) a competing tender or exchange offer that constitutes an acquisition proposal, our Board’s failure to reaffirm its recommendation of the Merger, or a willful and material breach by the Company or its senior representatives of their obligations under the Merger Agreement with respect to no solicitation of acquisition proposals and/or no change of Board recommendation;

–
the Merger Agreement is terminated by either party as a result of the failure to obtain the Company Shareholder Approval, an acquisition proposal was publicly announced and not withdrawn before the Company Shareholders Meeting, and within 12 months after the termination, the Company enters into a definitive agreement with the party who made that acquisition proposal and the acquisition proposal was subsequently completed; or

–
the Merger Agreement is terminated as a result of the failure to close the Merger before the Outside Date, an acquisition proposal was publicly disclosed and not withdrawn prior to the termination, and within 12 months after the termination, the Company either consummates an acquisition proposal involving 50% or more of the Company’s shares or substantially all of the Company’s assets, or enters into a definitive agreement with respect to such an acquisition proposal.

Unless Parent has waived its right to receive the Termination Fee and refunded any Termination Fee that has been paid by the Company, (i) Parent’s right to receive the Termination Fee is its sole and exclusive remedy against the Company under the Merger Agreement under circumstances where the Termination Fee is payable and (ii) upon payment of the Termination Fee, the Company will have no further liabilities to Parent relating to the Merger Agreement.

Specific Performance

The parties to the Merger Agreement have agreed that they will be entitled, in addition to any other remedy at law or in equity, to an injunction or injunctions to prevent or restrain breaches or threatened breaches by the other party, and to specifically enforce the terms and provisions of the Merger Agreement.

Expenses

All fees and expenses incurred in connection with the Merger Agreement and the other transactions contemplated by the Merger Agreement will be paid by the party incurring such fees and expenses, whether or not the Merger is consummated.

Amendments

Subject to applicable Law and subject to the other provisions of the Agreement, the Agreement may be amended by the parties at any time in a writing signed on behalf of each of Parent, Merger Sub and the Company; provided, however, that in the event that the Company has received the Company Shareholder Approval, no amendment will be made to the Agreement that requires the approval of our shareholders under applicable law without obtaining the Company Shareholder Approval of such amendment.

Governing Law; Jurisdiction

The Merger Agreement and any dispute, controversy or claim arising out of, relating to or in connection with the Merger Agreement, the negotiation, execution, existence, validity, enforceability or performance of the Merger Agreement, or for the breach or alleged breach will be governed by and construed and enforced in accordance with the laws of the State of Israel, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of Israel or otherwise) that would cause the application of the laws of any other jurisdiction.

Each party has agreed that any action or proceeding arising in connection with any dispute, controversy or claim relating to the Merger Agreement or the transactions contemplated by the Merger Agreement will be brought, tried and determined only in any court of competent jurisdiction located in Tel Aviv-Jaffa, Israel, and each party has irrevocably and unconditionally consented and submitted to such jurisdiction.

Guaranty

In connection with the execution of the Merger Agreement, Covidien International Finance S.A., a wholly-owned subsidiary of Covidien and an indirect parent company of Parent and Merger Sub, has executed a guaranty (which we refer to as the Guaranty) pursuant to which it has agreed to guarantee all of the obligations of Parent and Merger Sub under the Merger Agreement.

The foregoing description of the Guaranty is qualified in its entirety by reference to the complete text of the Guaranty, which is attached as Appendix B to this Proxy Statement and incorporated into this Proxy Statement by reference.

Voting Agreement

Concurrent with the execution of the Merger Agreement, Parent entered into a voting agreement (referred to as the Voting Agreement) with DIC, a shareholder of the Company who owned, based on the December 16 Schedule 13D, 4,719,528 Ordinary Shares as of December 8, 2013, representing approximately 14.3% of the Company’s outstanding Ordinary Shares.

Under the Voting Agreement, DIC has agreed and has granted a proxy to Parent, subject to the terms and conditions of the Voting Agreement, to vote all of the Ordinary Shares owned by it in favor of the approval of the Merger Agreement, the Merger and all of the other transactions contemplated by the Merger Agreement, and against any acquisition proposal or any other action or proposal that would reasonably be expected to prevent, materially impede, interfere with, delay or adversely affect the timely consummation of the Merger or the other transactions contemplated by the Merger Agreement.  DIC has also agreed not to take any action which, if taken by the Company, would have constituted a breach of the Company’s obligations under the Merger Agreement with respect to no solicitation of acquisition proposals.

In addition, DIC agreed not to sell, transfer or otherwise dispose of the Ordinary Shares owned by it unless (i) the transferee has signed a voting undertaking on the same terms and conditions as the Voting Agreement and DIC will continue to be jointly and severally liable for any breach of the voting undertaking by the transferee, or (ii) the transfer is to an affiliate of DIC and DIC will continue to be a beneficial owner of the Ordinary Shares so transferred and continue to have the right to control the vote of the transferred shares in accordance with the Voting Agreement.

The Voting Agreement will terminate upon the first to occur of (i) the termination of the Merger Agreement pursuant to its terms or (ii) the effective time of the Merger.  In addition, DIC may terminate the Voting Agreement in the event the Merger Agreement has been amended without the prior written consent of DIC and the amendment materially adversely changes the economic rights of the Company’s shareholders under the Merger Agreement (including, without limitation, any reduction in the Merger Consideration, any extension of the Outside Date by more than 30 days or any increase in the Termination Fee).

The foregoing description of the Voting Agreement is qualified in its entirety by reference to the complete text of the Voting Agreement, which is attached as Appendix C to this Proxy Statement and incorporated into this Proxy Statement by reference.

MARKET PRICE INFORMATION

Ordinary Shares are listed for trading on NASDAQ and the TASE under the symbol “GIVN.” The following tables set forth the high and low closing market prices for Ordinary Shares on NASDAQ and the TASE for the periods indicated:

	Given Imaging
	As traded on the NASDAQ		As traded on the TASE		Dividends
	High	Low	High	Low	Declared
2011
First Quarter	$20.02	$14.52	NIS 72.64	NIS 52.00	—
Second Quarter	$22.26	$19.27	NIS 77.88	NIS 64.86	—
Third Quarter	$22.19	$14.25	NIS 75.53	NIS 57.71	—
Fourth Quarter	$17.78	$14.29	NIS 67.90	NIS 54.13	—
2012
First Quarter	$19.75	$17.27	NIS 74.18	NIS 64.63	—
Second Quarter	$19.79	$15.61	NIS 74.98	NIS 60.54	—
Third Quarter	$17.00	$12.69	NIS 67.72	NIS 50.33	—
Fourth Quarter	$19.19	$14.84	NIS 75.23	NIS 57.14	—
2013
First Quarter	$18.39	$15.69	NIS 69.44	NIS 58.17	—
Second Quarter	$16.39	$13.16	NIS 60.57	NIS 47.04	—
Third Quarter	$19.23	$13.72	NIS 68.72	NIS 49.32	—
Fourth Quarter (through December 23, 2013)	$30.06	$19.11	NIS 104.90	NIS 67.41	—

On November 22, 2013, the last trading day prior to market speculation regarding a sale of the Company appeared in published news reports, the closing price per Ordinary Share on NASDAQ was $21.21 and the closing price per Ordinary Share on the TASE was NIS 77.23 (approximately $21.63, based on the exchange rate reported by the Bank of Israel as of such date). On December 6 and December 5, 2013, the last full trading days on NASDAQ and the TASE, respectively, prior to date of the public announcement that our Board of Directors had entered into an agreement with Covidien plc, the closing price per Ordinary Share on NASDAQ was $23.65 and the closing price per Ordinary Share on the TASE was NIS 81.85 (approximately $23.22, based on the exchange rate reported by the Bank of Israel as of such date).  On December 23, 2013, the most recent practicable date prior to the date of this proxy statement, the closing price per Ordinary Share on NASDAQ was $29.98 and the closing price per Ordinary Share on the TASE was NIS 104.80 (approximately $29.92, based on the exchange rate reported by the Bank of Israel as of such date).

SHAREHOLDERS ARE URGED TO OBTAIN CURRENT MARKET QUOTATIONS FOR ORDINARY SHARES.

BENEFICIAL OWNERSHIP OF ORDINARY SHARES

Major Shareholders

The following table sets forth certain information regarding the beneficial ownership of our Ordinary Shares, as of December 24, 2013, by: (1) each person who we believe beneficially owns 5% or more of our outstanding Ordinary Shares, and (2) all of our directors and executive officers as a group.  Beneficial ownership of shares is determined under rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power.  The percentage ownership of each such person is based on the number of Ordinary Shares outstanding as of December 23, 2013 and includes the number of Ordinary Shares underlying options and RSUs that are exercisable within sixty (60) days from the date of the Record Date.  Ordinary Shares subject to these options and RSUs are deemed to be outstanding for the purpose of computing the ownership percentage of the person holding these options and RSUs, but are not deemed to be outstanding for the purpose of computing the ownership percentage of any other person.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percentage Beneficially Owned
IDB Holding Corporation Ltd. (1)	14,184,348	43.0%
FMR LLC (2)	1,860,801	5.6%
All Directors and Executive Officers as a group (3)	16,416,311	47.1%

(1)           Based on the December 16 Schedule 13D and on information provided to us supplementally, as of December 8, 2013:

This number consists of 2,662,110 Ordinary Shares held by RDC, 6,802,710 Ordinary Shares held by Elron, and 4,719,528 Ordinary Shares held by DIC.

Elron owns all of the outstanding shares of DEP Technology Holdings Ltd. which, in turn, holds 50.1% of the voting power of RDC. As a result, Elron may be deemed to be a beneficial owner of, and to share with RDC the power to vote and dispose of, the 2,662,110 Ordinary Shares held by RDC. In addition, Elron and DIC are parties to a voting agreement with respect to our Ordinary Shares held by them, as a result of which Elron shares the power to vote 4,719,528 Ordinary Shares held by DIC and, therefore, may be deemed to be a beneficial owner of a total of 14,184,348, or approximately 43.0% of our Ordinary Shares. This voting agreement was entered  into on September 29, 2003 with a term of one year which renews automatically annually unless terminated by notice of either party to the other party no later than August 30 in each year, or unless earlier terminated by agreement of both parties thereto, and currently it is in effect.

As of September 30, 2013, DIC held approximately 50.3% of the outstanding shares of Elron and, as a result and also due to the voting agreement described above, DIC may be deemed to be a beneficial owner of, and to share with Elron and RDC the power to vote and dispose of, the foregoing 14,184,348 Ordinary Shares held by RDC, Elron and DIC. DIC disclaims beneficial ownership of all the Ordinary Shares held by RDC and Elron.

As of such date, IDB Development Corporation Ltd. (which we refer to as IDBD), a private Israeli company, held approximately 73.9% of the outstanding shares of DIC. IDBD is a wholly-owned subsidiary of IDB Holding Corporation Ltd. (which we refer to as IDBH), a public Israeli  company which is controlled as follows: (i) Ganden Holdings Ltd. (which we refer to as Ganden), a private Israeli company controlled by Nochi Dankner and his sister Shelly Bergman, held, directly and through a wholly-owned subsidiary, approximately 47.2% of the outstanding shares of IDBH; (ii) Nochi Dankner held, directly and through a company controlled by him, approximately 6.7% of the outstanding shares of IDBH; (iii) Shelly Bergman, through a wholly-owned company, held approximately 3.8% of the outstanding shares of IDBH; (iv) Avraham Livnat Ltd. (which we refer to as Livnat), a private Israeli company controlled by Avraham Livnat, held, directly and through a wholly-owned subsidiary, approximately 11.8% of the outstanding shares of IDBH; and (v) Manor Holdings B.A. Ltd. (which we refer to as Manor), a private company controlled by Ruth Manor, held, directly and through a majority-owned subsidiary, approximately 9.9% of the outstanding shares of IDBH. A portion of the foregoing shareholdings in IDBH have been pledged to financial institutions as collateral for loans taken to finance the purchase of these shareholdings in IDBH. Upon certain events of default, these financial institutions may foreclose on the loans and assume ownership of or sell such shareholdings.

Subsidiaries of Ganden, Livnat and Manor are parties to a shareholders’ agreement with respect to a majority of the shares of IDBH held by them for the purpose of maintaining and exercising common control of IDBH by them and through their respective parent companies. Their additional shareholdings in IDBH are not subject to the shareholders agreement. The term of the shareholders agreement expires in May 2023. Nochi Dankner and Shelly Bergman have undertaken to vote the shares of IDBH held by them other than through Ganden in the same manner as Ganden votes its shares in IDBH.

Based on the foregoing, each of IDBD and IDBH (by reason of their control DIC), Ganden, Manor and Livnat (by reason of their control of IDBH) and Nochi Dankner, Shelly Bergman, Ruth Manor and Avraham Livnat (by reason of their control of Ganden, Manor and Livnat, respectively) may be deemed to be a beneficial owner of, and to share with DIC, Elron and RDC the power to vote and dispose of our Ordinary Shares held by DIC, Elron and RDC. Each of IDBD, IDBH, Ganden, Manor, Livnat, Nochi Dankner, Shelly Bergman, Ruth Manor and Avraham Livnat disclaims beneficial ownership of our Ordinary Shares held by DIC, Elron and RDC.

Nochi Dankner is Chairman of IDBH, IDBD and DIC. Rona Dankner, a daughter of Nochi Dankner, is a director of Elron. Isaac Manor (the husband of Ruth Manor) is a director of IDBH and DIC and Dori Manor (a son of Isaac and Ruth Manor) is a director of IDBD, DIC and Elron.

Mr. Isaac Manor and Mr. Dori Manor resigned from their respective positions as directors of IDBH, DIC, IDBD and Elron on November 20, 2013.

Holders of debt securities of IDBH and IDBD are conducting court proceedings against IDBH and IDBD in which these holders allege that IDBH and IDBD are insolvent and therefore seek to force upon IDBH and IDBD creditors’ arrangements with their respective financial creditors. Several different proposed creditors’ arrangements were submitted for court approval and any one of them, if implemented, will change the composition of the holders of the direct or indirect control of IDBH.

On December 18, 2013, IDBH, DIC and Elron announced that the Tel Aviv-Jaffa District Court ruled in favor of a creditor arrangement of IDBH’s creditors.  According to their announcement:

–
The creditor arrangement approved by the court is based on a joint proposal of groups under the control of Eduardo Elsztain and Mordechai Ben-Moshe (which we refer to as the Elsztain-Xtra Group). Should the creditor arrangement be executed, the Elsztain-Xtra Group will become the controlling shareholder of IDBD.

–
According to the ruling, the arrangement will go into effect only on the condition that the Israel Securities Authority, the Official Receiver and the court-appointed observer deem that sufficient information on the Elsztain-Xtra Group was disclosed, pertaining to the nature of the Elsztain-Xtra Group’s controlling shareholders, its ability to control the corporations in question, and its financial resources. The ruling determined that the observer must submit a report on the execution of the above by December 29, 2013. The verdict also determined that such execution does not preclude the need to obtain any approvals required by law, including approvals by the Israeli Capital Market Commissioner, the Israeli Ministry of Communication, the TASE, and the Israeli Tax Authority.

Securities of each of IDBH, IDBD, DIC and Elron are traded on the Tel-Aviv Stock Exchange. The address of each of DIC, IDBD, IDBH and Nochi Dankner is The Triangular Tower, 44th Floor, 3 Azrieli Center, Tel-Aviv 6702301, Israel. The address of each of Elron and RDC is The Triangular Tower, 42nd Floor, 3 Azrieli Center, Tel-Aviv 6702301, Israel. The address of Shelly Bergman is 9 Mishmar Ezrehi Street, Afeka, Tel-Aviv 6969727, Israel. The address of Ruth Manor is 26 Hagderot Street, Savyon 5652626, Israel. The address of Avraham Livnat is Taavura Junction, Ramle 7210202, Israel.

(2)	Based on FMR LLC’s notice to the Company dated December 24, 2013, these Ordinary Shares are owned by funds managed by management companies controlled by FMR LLC.

(3)
Includes (i)) 14,184,348 Ordinary Shares beneficially owned by DIC, Elron and RDC that may be deemed to be beneficially owned by Mr. Arie Mientkavich, who is the chairman of Elron, Mr. Ari Bronshtein, who is the Chief Executive Officer of Elron, and Mr. Lior Hannes, who is a director of IDBH and the chairman of Koor Industries Ltd., a subsidiary of DIC (our directors and executive officers disclaim beneficial ownership of the shares owned by the foregoing entities except to the extent of their pecuniary interest therein), (ii) 367,740 Ordinary Shares owned by our directors and executive officers in their personal capacities or by their nominees as of December 20, 2013, and (iii) 1,864,223 shares subject to options to purchase Ordinary Shares and RSUs held by our directors and the executive officers as of December 20, 2013.

WHERE YOU CAN FIND MORE INFORMATION

We file reports and other information with the SEC under the Exchange Act. You may read and copy this information at the SEC’s public reference room located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. For further information concerning the SEC’s public reference room, you may call the SEC at 1-800-SEC-0330. Our SEC filings are also available to the public from commercial document retrieval services and on the internet at the website maintained by the SEC at www.sec.gov.

The SEC reports set forth below, as well as reports we file with or submit to the SEC after the date of this Proxy Statement, contain important information about Given Imaging and its financial condition, and are hereby incorporated by reference into this Proxy Statement:

–	Annual Report on Form 20-F for the fiscal year ended December 31, 2012, filed on March 7, 2013; and

–
Reports of Foreign Private Issuer on Form 6-K submitted on December 19, 2013, December 16, 2013, December 9, 2013, November 29, 2013, November 14, 2013, November 6, 2013, September 23, 2013, September 18, 2013, September 6, 2013, August 14, 2013, August 7, 2013, July 15, 2013, July 3, 2013, June 3, 2013, May 22, 2013, May 13, 2013 and May 9, 2013.

Our Annual Report on Form 20-F for the fiscal year ended December 31, 2012 contains a detailed description of our business, and certain risk factors in connection with the purchase or retention of Ordinary Shares.

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROXY STATEMENT. WE HAVE NOT AUTHORIZED ANYONE TO GIVE ANY INFORMATION DIFFERENT FROM THE INFORMATION CONTAINED IN THIS PROXY STATEMENT. THIS PROXY STATEMENT IS DATED DECEMBER 24, 2013. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS PROXY STATEMENT IS ACCURATE AS OF ANY LATER DATE, AND THE MAILING OF THIS PROXY STATEMENT TO SHAREHOLDERS SHALL NOT CREATE ANY IMPLICATION TO THE CONTRARY.

OTHER MATTERS

Management knows of no other business to be transacted at the Special Meeting; but, if any other matters are properly presented to the Special Meeting, the persons named in the enclosed form of proxy will vote upon such matters in accordance with their best judgment.

By Order of the Board of Directors,

/s/ Israel Makov
ISRAEL MAKOV
Chairman of the Board of Directors

Yoqneam, Israel
December 24, 2013

Appendix A

AGREEMENT AND PLAN OF MERGER

by and among

COVIDIEN GROUP S.À.R.L.,

RIOJA ISRAEL (2013) LTD.

and

GIVEN IMAGING LTD.

Dated as of December 8, 2013

TABLE OF CONTENTS

TABLE OF CONTENTS (cont’d.)

TABLE OF CONTENTS (cont’d.)
Page

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”) is made and entered into as of December 8, 2013 by and among Covidien Group S.À.R.L., a Luxembourg company (“Parent”), Rioja Israel (2013) Ltd., a company organized under the laws of the State of Israel and a wholly-owned subsidiary of Parent (“Merger Sub”), and Given Imaging Ltd., a company organized under the laws of the State of Israel (the “Company”).  All capitalized terms used in this Agreement shall have the respective meanings ascribed thereto in Article I.

W I T N E S S E T H:

WHEREAS, the parties hereto intend to enter into a transaction whereby Merger Sub will merge with and into the Company (the “Merger”) on the terms and subject to the conditions set forth in this Agreement and in accordance with the provisions of Sections 314-327 of the Companies Law 5759-1999 of the State of Israel (together with the rules and regulations promulgated thereunder, the “ICL”), following which Merger Sub will cease to exist, the Company will become a wholly owned subsidiary of Parent, on the terms and subject to the conditions set forth in this Agreement;

WHEREAS, the Board of Directors of the Company has: (i) determined that this Agreement, the Merger and the other transactions contemplated by this Agreement are fair to, and in the best interests of, the Company and its shareholders and that, considering the financial position of the merging companies, no reasonable concern exists that the Surviving Company will be unable to fulfill the obligations of the Company to its creditors; (ii) approved this Agreement, the Merger and the other transactions contemplated hereby; and (iii) determined to recommend that the shareholders of the Company approve this Agreement, the Merger and the other transactions contemplated hereby;

WHEREAS, the Boards of Directors of Parent and Merger Sub have each (i) approved this Agreement, the Merger and the other transactions contemplated hereby, (ii) determined that this Agreement, the Merger and the other transactions contemplated by this Agreement are fair to, and in the best interests of, Merger Sub and its shareholders; (iii) determined that, considering the financial position of the merging companies, no reasonable concern exists that the Surviving Company will be unable to fulfill the obligations of Merger Sub to its creditors; and (iv) determined to recommend that the shareholders of Merger Sub approve this Agreement, the Merger and the other transactions contemplated hereby;

WHEREAS, simultaneously with the execution and delivery of this Agreement, the sole shareholder of Merger Sub has approved this Agreement, the Merger and the other transactions contemplated by this Agreement; and

WHEREAS, simultaneously with the execution and delivery of this Agreement, as a condition to Parent’s entering into this Agreement and as an inducement thereto, Parent and a principal shareholder of the Company have entered into a voting agreement (the “Voting Agreement”) pursuant to which such principal shareholder is agreeing to take specified actions in furtherance of the Merger, including actions relating to the approval of the Merger and adoption of this Agreement by the Company’s shareholders.

NOW, THEREFORE, in consideration of the foregoing premises and the representations, warranties, covenants and agreements set forth herein, as well as other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged and accepted, and intending to be legally bound hereby, Parent, Merger Sub and the Company hereby agree as follows:

ARTICLE I

DEFINITIONS & INTERPRETATIONS

Section 1.1       Certain Definitions.  For all purposes of and under this Agreement, the following capitalized terms shall have the following respective meanings:

“102 Trustee” shall mean the trustee appointed by the Company from time to time in accordance with the provisions of the Ordinance, and approved by the ITA, with respect to the Company 102 Securities and Company 102 Shares.

“Acquisition Proposal” shall mean any offer or proposal (other than an offer or proposal by Parent or Merger Sub) to engage in an Acquisition Transaction.

“Acquisition Transaction” shall mean any transaction or series of related transactions (other than the transactions contemplated by this Agreement) involving: (i) the purchase or other acquisition from the Company by any Person or “group” (as defined in or under Section 13(d) of the Exchange Act), directly or indirectly, of more than fifteen percent (15%) of the Company Shares outstanding as of the consummation of such purchase or other acquisition, or any tender offer or exchange offer by any Person or “group” (as defined in or under Section 13(d) of the Exchange Act) that, if consummated in accordance with its terms, would result in such Person or “group” beneficially owning more than fifteen percent (15%) of the Company Shares outstanding as of the consummation of such tender or exchange offer; (ii) a merger, consolidation, business combination, scheme of arrangement or similar transaction involving the Company and/or any of its Subsidiaries (except for any such transaction between or among two or more of the Company’s Subsidiaries); (iii) a sale, lease, exchange, license, transfer, acquisition or disposition of more than fifteen percent (15%) of the total consolidated assets of the Company and its Subsidiaries (including for this purpose the outstanding equity securities of the Company’s Subsidiaries); (iv) a recapitalization, restructuring, liquidation, dissolution or other winding up of the Company; or (v) any issuance by the Company individually or in the aggregate of over fifteen percent (15%) of its equity securities, except pursuant to the exercise of options or settlement of RSUs that are outstanding as of the date hereof.

“Affiliate” shall mean, with respect to any Person, any other Person which directly or indirectly controls, is controlled by or is under common control with such Person.  For purposes of the immediately preceding sentence, the term “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities, by contract or otherwise.

“Ancillary Agreements” shall mean the Paying Agent Agreement, the Voting Agreement and the other agreements and instruments provided for, contemplated herein or executed and delivered in connection with this Agreement.

“Antitrust Law” shall mean any Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or significant impediments or lessening of competition or the creation or strengthening of a dominant position through merger or acquisition, in any case that are applicable to the transactions contemplated by this Agreement.

“Business Day” shall mean any day other than a Friday, Saturday, Sunday or other day on which the banks in New York or Israel are authorized by Law or executive order to be closed.

“Company Balance Sheet” shall mean the unaudited consolidated balance sheet of the Company and its Subsidiaries as of September 30, 2013.

“Company Balance Sheet Date” shall mean September 30, 2013.

“Company Board” shall mean the Board of Directors of the Company.

“Company Intellectual Property Rights” shall mean Intellectual Property Rights (including any applications therefor) (a) owned, used or filed by the Company or any of its Subsidiaries; (b) incorporated by the Company or any of its Subsidiaries in their products; or (c) licensed to the Company or any of its Subsidiaries, in each case, that are used in the conduct of the business of the Company or any of its Subsidiaries as currently conducted and as currently proposed to be conducted, in each case of (a), (b) and (c) excluding any off-the-shelf Software.

“Company Material Adverse Effect” shall mean any change, effect, event or development (each a “Change”, and collectively, “Changes”), individually or in the aggregate, and regardless of whether or not such Change constitutes a breach of the representations or warranties made by the Company in this Agreement, that has had, is, or is reasonably likely to have, a material adverse effect on (a) the financial condition, properties, assets (including intangible assets), liabilities, business, capitalization, operations or results of operations of the Company and its Subsidiaries, taken as a whole or (b) the ability of the Company to consummate the Merger and to perform its obligations under this Agreement and the Ancillary Agreements; provided, however, no Change (by itself or when aggregated or taken together with any and all other Changes) resulting from or arising out of any of the following shall be deemed to be or constitute a “Company Material Adverse Effect,” and no Change (by itself or when aggregated or taken together with any and all other such Changes) resulting from or arising out of any of the following shall be taken into account when determining whether a “Company Material Adverse Effect” has occurred or may, would or could occur:

(i)        general economic conditions (or changes in such conditions) in Israel, the United States or any other country or region in the world in which the Company or any of its Subsidiaries operates, or conditions in the global economy generally;

(ii)       conditions (or changes in such conditions) in the securities markets, capital markets, credit markets, currency markets or other financial markets in Israel, the United States or any other country or region in the world in which the Company or any of its Subsidiaries operates;

(iii)      conditions (or changes in such conditions) in the industries in which the Company and its Subsidiaries conduct business;

(iv)     political conditions (or changes in such conditions) in Israel, the United States or any other country or region in the world where the Company or any of its Subsidiaries has operations, or acts of war, armed hostilities, sabotage or terrorism (including any escalation or general worsening of any such acts of war, armed hostilities, sabotage or terrorism) in Israel, the United States or any other country or region in the world where the Company or any of its Subsidiaries has operations;

(v)      changes in Law or other legal or regulatory conditions (or the authoritative interpretation thereof) or changes in GAAP or other accounting standards applicable to the Company or its Subsidiaries (or the authoritative interpretation thereof);

(vi)     earthquakes, hurricanes, tsunamis, tornadoes, floods, mudslides, wild fires or other natural disasters, weather conditions and other force majeure events in Israel, the United States or any other country or region in the world where the Company or any of its Subsidiaries has operations;

(vii)    the announcement of this Agreement or the pendency or consummation of the transactions contemplated hereby, including impact thereof on the relationships, contractual or otherwise, with officers, employees, customers, suppliers, distributors or other business partners;

(viii)    any action or omission required by Law or the terms of this Agreement, or at the request or with the consent of Parent or any of its Affiliates;

(ix)      changes in the Company’s share price or the trading volume of the Company’s shares, in and of itself, but not the underlying cause of such changes;

(x)       any failure of the Company to meet any securities analysts’ projections, internal projections, or forecasts or estimates of earnings or revenues, but not the underlying cause of such failure; or

(xi)      any Legal Proceedings brought or threatened by any of the current or former shareholders of the Company (on their own behalf or on behalf of the Company) relating to this Agreement or any of the transactions contemplated hereby, including the Merger;

except and only to the extent such effects directly or indirectly resulting from or arising out of the matters described in clauses (i) through (vi) above disproportionately affect the Company and its Subsidiaries, taken as a whole, as compared to other companies operating in the medical device industry in the countries or regions of the world in which the Company or its Subsidiaries conduct business (in which case, only the extent of such disproportionate effects (if any) shall be taken into account when determining whether a “Company Material Adverse Effect” has occurred or may, would or could occur).

“Company Software” shall mean all Software used in or necessary for the conduct of the business of the Company or any of its Subsidiaries and owned or held for use by the Company or any of its Subsidiaries.

“Company Options” shall mean any options to purchase Company Shares outstanding under any of the Company Stock Plans.

“Company Optionholders” shall mean the holders of Company Options.

“Company RSUs” shall mean each award of restricted stock units outstanding under any of the Company Stock Plans.

“Company RSUs Holders” shall mean the holders of Company RSUs.

“Company Stock Plans” shall mean the Company’s (i) Amended and Restated 2003 Equity Incentive Plan, (ii) Amended and Restated 2006 Equity Incentive Plan, and (iii) Amended and Restated 2009 Equity Incentive Plan, in each case, as may be amended from time to time.

“Company Shareholders” shall mean holders of Company Shares.

“Company Technology” shall mean all Technology used in or necessary for the conduct of the business of the Company or any of its Subsidiaries and owned or held for use by the Company or any of its Subsidiaries.

“Continuing Employees” shall mean all employees of the Company and its Subsidiaries as of the Effective Time.

“Contract” shall mean any written or oral contract, subcontract, agreement, commitment, note, bond, mortgage, indenture, lease or other legally binding instrument or arrangement.

“DOJ” shall mean the United States Department of Justice or any successor thereto.

“Effective Time Holder” shall mean a Company Shareholder as of immediately prior to the Effective Time.

“Environmental Law” shall mean all applicable federal, state, local or foreign Laws, codes, rules, orders, ordinances, permits, requirements, final governmental determinations, statutes and regulations promulgated thereunder, relating to pollution or the protection of the environment, as the foregoing are enacted and in effect on the Closing Date and in the jurisdiction in which the applicable site or premises are located, including without limitation, the following statutes and all regulations promulgated thereunder: the Israeli Licensing of Businesses Regulations (Disposal of Hazardous Substances), 1990, the Israeli Hazardous Substances Law, 1993, the Israeli Abatement of Nuisances Law, 1961, the Comprehensive Environmental Response Compensation and Liability Act, 42 U.S.C. § 9601 et seq.; the Emergency Planning and Community Right-to-Know Act, 42 U.S.C. § 11001 et seq.; the Resource Conservation and Recovery Act, 42 U.S.C. § 6901 et seq.; the Federal Water Pollution Control Act, 33 U.S.C. § 1251 et seq.; the Federal Clean Air Act, 42 U.S.C. § 7401 et seq.; the Federal Insecticide, Fungicide and Rodenticide Act, 7 U.S.C. § 136 et seq.; the Toxic Substance Control Act, 15 U.S.C. § 2601 et seq.; the Oil Pollution Act of 1990, 33 U.S.C. § 2701 et seq.; the Hazardous Materials Transportation Act, as amended, 49 U.S.C. § 1801 et seq.; the Atomic Energy Act, 42 U.S.C. § 2014 et seq.;; any state or local statute of similar effect; and any Laws relating to protection of the environment which regulate the management or disposal of Hazardous Substances.

“ERISA” shall mean the United States Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations promulgated thereunder, or any successor statue, rules and regulations thereto.

“Exchange Act” shall mean the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder, or any successor statute, rules and regulations thereto.

“FTC” shall mean the United States Federal Trade Commission or any successor thereto.

“GAAP” shall mean generally accepted accounting principles, as applied in the United States.

“Governmental Authority” shall mean any government, any governmental or regulatory entity or body, department, commission, board, agency or instrumentality, and any arbitrator, court, tribunal or judicial body of competent jurisdiction, any stock exchange or similar self-regulatory organization, in each case whether federal, state, county, provincial, and whether local or foreign.

“Government Grant” shall mean any grant, incentive, qualification, subsidy, award, participation, exemption, status, cost sharing arrangement, reimbursement arrangement or other benefit, relief or privilege, from the government of the State of Israel or any other Governmental Authority, or judicial or arbitral body thereof, any outstanding application to receive the same filed by the Company or any of its Subsidiaries, including, any material Tax or other incentive granted to, provided or made available to, or enjoyed by the Company or any of its Subsidiaries, under the Laws of the State of Israel, and further including without limitation, by or on behalf of or under the authority of the OCS, the Investment Center, the BIRD Foundation or any other bi/multi-national grant programs for research and development, the European Union, the Fund for Encouragement of Marketing Activities of the Israeli Government or any other Governmental Authority.

 “Hazardous Substance” shall mean (A) any chemicals, substance, material or waste that is characterized or regulated under any Environmental Law as “hazardous”, “hazardous wastes”, “hazardous materials”, “toxic substances”, “toxic,”, “chemical substances”, “pesticides”, “contaminants”, or “oil” or (B) any petroleum or petroleum products, radioactive materials, asbestos-containing materials, polychlorinated biphenyls, urea formaldehyde foam insulation, radon and any other substance defined or designated as hazardous, toxic or harmful to human health, safety or the environment under any Environmental Law.

“HSR Act” shall mean the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder, or any successor statute, rules and regulations thereto.

“Intellectual Property” shall mean all intellectual property, regardless of form, whether protected, created or arising under the Laws of Israel or any foreign jurisdiction, including: (i) published and unpublished works of authorship, including audiovisual works, collective works, computer programs, compilations, databases, derivative works, literary works, mask works, and sound recordings (“Works of Authorship”); (ii) inventions and discoveries, including articles of manufacture, business methods, compositions of matter, improvements, machines, methods, and processes and new uses for any of the preceding items (“Inventions”); (iii) trademarks, service marks, trade names (whether registered or unregistered), service names, brand names, brand marks, trade dress rights, Internet domain names, emblems, signs or insignia, words, names, symbols, devices, designs, and other designations, and combinations of the preceding items, used to identify or distinguish a business, good, group, product, or service or to indicate a form of certification, including logos, product designs, and product features and including all goodwill associated with the foregoing (“Trademarks”); (iv) confidential and proprietary information, or non-public processes, that derive economic value from not being generally known or readily ascertainable through proper means, whether tangible or intangible, including to the extent embodied in algorithms, customer lists, ideas, designs, formulas, know-how, methods, processes, programs, prototypes, systems, techniques, specifications, Technology, concepts, trade secrets, discoveries and technical data and information (“Trade Secrets”); (v) copyrights, whether registered or unregistered, and whether or not registrable, (including copyrights in Software), mask work rights and registrations and applications therefore and all moral and common law rights therein, including rights under Section 45 of the Israeli Copyright Law 2007 or under any other similar provision of any Law of any applicable jurisdiction (“Copyrights”); (vi) patents, patent applications, any reissues, reexaminations, divisionals, continuations, continuations-in-part and extensions thereof (“Patents”); (vii) all applications, registrations and permits related to any of the foregoing clauses; and (viii) any and all other similar proprietary rights in any jurisdiction.

“Intellectual Property Rights” shall mean all rights in, arising out of, or associated with Intellectual Property in any jurisdiction, including: (i) rights in, arising out of, or associated with Works of Authorship; (ii) rights in, arising out of, or associated with Inventions or Patents (“Patent Rights”); (iii) rights in, arising out of, or associated with Trademarks (“Trademark Rights”); and (iv) rights in, arising out of, or associated with Trade Secrets and rights in, arising out of, or associated with Copyrights.

“IRS” shall mean the United States Internal Revenue Service or any successor thereto.

“Indebtedness” shall mean, with respect to a Person, without duplication, (a) all indebtedness for borrowed money, (b) all indebtedness for the deferred purchase price of property or services (other than personal property, including inventory and services purchased, trade payables, other expense accruals and deferred compensation items arising in the ordinary course of business consistent with past practice), (c) all obligations evidenced by notes, bonds, debentures or other similar instruments (other than performance, surety and appeal bonds arising in the ordinary course of business in respect of which such Person’s liability remains contingent), (d) all indebtedness created or arising under any conditional sale or other title retention agreement with respect to property acquired (even though the rights and remedies of the seller or lender under such agreement in the event of default are limited to repossession or sale of such property), (e) all obligations under leases that have been or should be, in accordance with GAAP, recorded as capital leases, (f) all reimbursement, payment or similar obligations, contingent or otherwise, under acceptance, letter of credit or similar facilities and (g) any liability of others described in clauses (a) through (f) above which such Person has guaranteed or that is otherwise such Person’s legal liability (including pursuant to any keepwell agreement), and including in clauses (a) through (f) above any accrued and unpaid interest or penalties thereon.

“Intervening Event” shall mean a material event, development or change in circumstances (other than the receipt of an Acquisition Proposal) with respect to the Company or any of its Subsidiaries occurring, arising or coming to the attention of the Company Board after the date of this Agreement and prior to obtaining the Company Shareholder Approval, and which was not known to the Company Board as of or prior to the date of this Agreement.

“Investment Center” shall mean the Israeli Investment Center of the Israeli Ministry of Economy (previously, the Ministry of Industry Trade and Labor).

“Investment Center Approval” shall mean the approval by the Investment Center regarding the change in ownership of the Company to be effected by the Merger.

“ISA” shall mean the Israeli Securities Authority.

“Israeli Securities Law” shall mean the Israeli Securities Law, 5728-1968 and the rules and regulations promulgated thereunder.

“Knowledge” of the Company, with respect to any matter in question, shall mean (i) the actual knowledge of the Company’s Chief Executive Officer, Chief Financial Officer, General Counsel, and (ii) solely with respect to their respective areas of primary responsibility, the actual knowledge of the Chief Medical Officer, Senior Vice President of Global Manufacturing & Operations, Vice President - Research & Development, Senior Vice President – Business Development and Senior Vice President of Global Human Resources, in each case of (i) and (ii) after reasonable inquiry. For the avoidance of doubt, with respect to Intellectual Property, Intellectual Property Rights, Technology, and Software, “Knowledge” does not require the Company to conduct, have conducted, obtain, or have obtained any freedom-to-operate external inquiries, searches, or opinions or similar inquiries, searches, or opinions of counsel or any Patent Rights, Trademark Rights or other Intellectual Property Rights clearance searches, and no knowledge of any third-party Patent Rights, Trademark Rights, or other Intellectual Property Rights that would have been revealed by such inquiries, opinions, or searches will be imputed to the Company.

“Law” shall mean any and all applicable federal, state, local, municipal, foreign or other law, statute, constitution, principle of common law, ordinance, code, rule, regulation, ruling or other legal requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Authority.

“Legal Proceeding” shall mean any lawsuit, litigation, arbitration or other similarly formal legal proceeding (in each case, whether civil, criminal or administrative), brought by or pending before any Governmental Authority.

“Liabilities” shall mean any liability, obligation or commitment of any kind (whether accrued, absolute, contingent, matured, unmatured or otherwise and whether or not required to be recorded or reflected on a balance sheet prepared in accordance with GAAP).

“Lien” shall mean any lien, pledge, hypothecation, charge, mortgage, security interest, encumbrance, option, right of first refusal or preemptive right.

“Nasdaq” shall mean The Nasdaq Global Select Market.

“OCS” shall mean the Office of the Chief Scientist of the Israeli Ministry of Economy (previously, the Ministry of Industry Trade and Labor).

“OCS Notice” shall mean the written notice to the OCS regarding the change in ownership of the Company effected as a result of the Merger, required to be submitted to the OCS in connection with the Merger in accordance with the Israeli Encouragement of Industrial Research and Development Law, 1984, which may be submitted by the Company at any time following the date hereof but not later than the Closing.

“Order” shall mean any order, judgment, decision, decree, injunction, ruling, writ or assessment of any Governmental Authority (whether temporary, preliminary or permanent) that is binding on any Person or its property under applicable Law.

“Ordinance” shall mean the Israeli Income Tax Ordinance [New Version], 1961, as amended, and the rules and regulations promulgated thereunder.

“Permitted Liens” shall mean any of the following: (i) Liens for Taxes, assessments and governmental charges or levies either not yet delinquent or which are being contested in good faith by appropriate proceedings and for which appropriate reserves have been established on the consolidated financial statements of the Company and its Subsidiaries in accordance with GAAP as adjusted in the ordinary course of business consistent with past practice through the Effective Time; (ii) mechanics, carriers’, workmen’s, warehouseman’s, repairmen’s, materialmen’s or other Liens that are not yet due or that are being contested in good faith and by appropriate proceedings; (iii) Liens imposed by applicable Law (other than Tax Law); (iv) pledges or deposits to secure obligations under workers’ compensation Laws or similar legislation or to secure public or statutory obligations; (v) Liens the existence of which are disclosed in the notes to the consolidated financial statements of the Company included in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2012; (vi) statutory, common law or contractual liens of landlords; (vii) with respect to Intellectual Property and Intellectual Property Rights, restrictions associated with licenses; and (viii) Liens described in Section 1.1 of the Company Disclosure Letter.

“Person” shall mean any individual, corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any limited liability company or joint stock company), firm or other enterprise, association, organization, entity or Governmental Authority.

“Representative” shall mean, with respect to any Person, any direct or indirect Subsidiary of such Person, or any officer, director, employee, investment banker, attorney or other authorized agent, advisor or representative of such Person or any direct or indirect Subsidiary of such Person.

“Sarbanes-Oxley Act” shall mean the United States Sarbanes-Oxley Act of 2002, as amended, and the rules and regulations promulgated thereunder, or any successor statute, rules or regulations thereto.

“SEC” shall mean the United States Securities and Exchange Commission or any successor thereto.

“Securities Act” shall mean the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder, or any successor statute, rules or regulations thereto.

“Software” shall mean computer programs, including any and all software implementations of algorithms, models and methodologies whether in source code, object code or other form, databases and compilations, including any and all data and collections of data, descriptions, flow-charts and other work product used to design, plan, organize and develop any of the foregoing and all documentation, including user manuals and training materials related to any of the foregoing.

“Subsidiary” of any Person shall mean (i) a corporation more than fifty percent (50%) of the combined voting power of the outstanding voting stock of which is owned, directly or indirectly, by such Person or by one of more other Subsidiaries of such Person or by such Person and one or more other Subsidiaries thereof, (ii) a partnership of which such Person, or one or more other Subsidiaries of such Person or such Person and one or more other Subsidiaries thereof, directly or indirectly, is the general partner and has the power to direct the policies, management and affairs of such partnership, (iii) a limited liability company of which such Person or one or more other Subsidiaries of such Person or such Person and one or more other Subsidiaries thereof, directly or indirectly, is the managing member and has the power to direct the policies, management and affairs of such company or (iv) any other Person (other than a corporation, partnership or limited liability company) in which such Person, or one or more other Subsidiaries of such Person or such Person and one or more other Subsidiaries thereof, directly or indirectly, has at least a majority ownership and power to direct the policies, management and affairs thereof.

“Superior Proposal” shall mean any bona fide written Acquisition Proposal to acquire more than fifty percent (50%) of the equity securities or consolidated total assets of the Company and its Subsidiaries, pursuant to a tender or exchange offer, a merger, scheme of arrangement, a consolidation, a business combination, or a sale of assets on (A) terms that the Company Board (or any committee thereof) shall have determined in good faith (after consultation with its financial advisor and outside legal counsel), taking into account all relevant legal, financial and regulatory aspects and the terms of such Acquisition Proposal, would be more favorable to the Company Shareholders (in their capacity as such) than the Merger and (B) which the Company Board shall have determined in good faith (after consultation with its outside legal counsel and financial advisors) to be reasonably capable of being completed on the terms proposed, taking into account all financial, regulatory, legal and other aspects of such proposal.

“TASE” shall mean Tel Aviv Stock Exchange Ltd.

“Tax” shall mean (i) any and all federal, state, local and foreign taxes, including taxes based upon or measured by gross receipts, capital gain, windfall, income, profits, severance, property, production, sales, use, license, excise, franchise, employment, social security and occupation, and value added, ad valorem, transfer, franchise, withholding, payroll, recapture, employment, excise and property taxes, alternative or add-on minimum, ad valorem, value-added, transfer, stamp, or environmental tax (including taxes under Section 59A of the Code) (including, for the avoidance of doubt, any liability arising from any Law relating to escheat or unclaimed property) or any other tax, custom, duty or other like assessment or charge of any kind whatsoever, together with all interest, penalties and additions imposed with respect to such amounts and (ii) any liability for the payment of amounts determined by reference to amounts described in clause (i) as a result of being or having been a member of any group of corporations that files, will file, or has filed Tax Returns on an affiliated, combined, consolidated or unitary basis, as a result of any obligation under any agreement or arrangement (including any Tax sharing arrangement), as a result of being a transferee or successor, or otherwise.

“Technology” shall mean all designs, formulas, algorithms, procedures, techniques, ideas, know-how, Software (whether in source code, object code or human readable form), databases and data collections, Internet websites and web content, tools, inventions (whether patentable or unpatentable and whether or not reduced to practice), invention disclosures, developments, creations, improvements, works of authorship, other similar materials and all recordings, graphs, drawings, reports, analyses, other writings and any other embodiment of the above, in any form or media, whether or not specifically listed herein, and all related technology, documentation and other materials used in, incorporated in, embodied in or displayed by any of the foregoing, or used in the design, development, reproduction, maintenance or modification of any of the foregoing.

Section 1.2       Additional Definitions.  The following capitalized terms shall have the respective meanings ascribed thereto in the respective sections of this Agreement set forth opposite each of the capitalized terms below:

Term	Section Reference
102 Amounts	Section 2.8(d)(i)
Alternative Acquisition Agreement	Section 5.3(b)
Agreement	Preamble
Approval	Section 3.5
Assignee	Section 10.3
Capitalization Date	Section 3.6(a)
CERCLA	Section 3.21(c)
Certificate of Merger	Section 2.3
Certificates	Section 2.8(c)
Change	Section 1.1
Changes	Section 1.1
Charter Documents	Section 3.1
Closing	Section 2.2
Closing Date	Section 2.2
Code	Section 2.8(f)
Collective Bargaining Agreement	Section 3.18(a)
Companies Registrar	Section 2.3
Company	Preamble
Company 102 Options	Section 2.8(d)(i)
Company 102 RSUs	Section 2.8(d)(i)
Company 102 Securities	Section 2.8(d)(i)
Company 102 Shares	Section 2.8(b)
Company Board Recommendation	Section 5.3(a)
Company Board Recommendation Change	Section 5.3(b)
Company Disclosure Letter	Preamble
Company Plans	Section 6.2(c)
Company Products	Section 3.15(b)
Company Reports	Section 3.8

Term	Section Reference
Company Securities	Section 3.6(b)
Company Shares	Section 2.7(a)(i)
Company Shareholder Approval	Section 3.2
Company Shareholders Meeting	Section 7.3(a)
Confidentiality Agreement	Section 7.8
Certificates	Section 2.8(c)
D&O Insurance	Section 6.1(c)
Effective Time	Section 2.2
Employee Plans	Section 3.17(a)
ERISA Affiliate	Section 3.17(a)
Exchange Fund	Section 2.8(b)
FCPA	Section 3.20(b)
FDA	Section 3.20(c)
Financial Statements	Section 3.9(a)
Funded International Employee Plan	Section 3.17(i)
Good Clinical Practices	Section 3.20(f)
Good Laboratory Practices	Section 3.20(f)
IAA	Section 7.2(a)
ICL	Recitals
Indemnified Persons	Section 6.1(a)
Information Agent	Section 2.8(a)
Interim Option Tax Ruling	Section 7.9(a)
IPL	Section 3.15(h)
Israeli Employees	Section 3.18(d)
ITA	Section 2.8(f)
Inventions	Section 1.1
Joint Venture Interests	Section 3.7(f)
Leased Real Property	Section 3.13(b)
Leases	Section 3.13(b)
Letter of Transmittal	Section 2.8(c)
Material Contract	Section 3.12(a)
Material Employee Plans	Section 3.17(a)
Maximum Annual Premium	Section 6.1(b)
Merger	Recitals
Merger Consideration	Section 2.7(a)(i)
Merger Notification	Section 7.2(a)
Merger Proposal	Section 7.4(a)
Merger Sub	Preamble
OECD Convention	Section 3.20(b)
Option Consideration	Section 2.7(c)
Options Tax Ruling	Section 7.9(a)
Ordinary Share	Section 2.7(a)(iii)
Outside Date	Section 9.1(c)

Term	Section Reference
Company Products	Section 3.15(b)
Parent	Preamble
Parent Plans	Section 6.2(c)
Patent Rights	Section 1.1
Paying Agent	Section 2.8(a)
Payor	Section 2.8(f)
Permits	Section 3.19
Primary Company Executives	Section 3.17(h)
Prohibited Payment	Section 3.20(b)
Proxy Statement	Section 7.3(a)
R&D Sponsor	Section 3.15(i)
Recommendation Change Notice	Section 5.3(b)
Registered Intellectual Property	Section 3.15(a)
Related Party	Section 3.24
Reporting Tail Endorsement	Section 6.1(c)
RSUs Consideration	Section 2.7(d)(i)
Section 102 Plan	Section 3.17(i)
Senior Representatives	Section 5.2(b)
Subsidiary Securities	Section 3.7(d)
Surviving Company	Section 2.1
Tax Returns	Section 3.16(a)
Termination Fee	Section 9.3(b)(i)
Trademark Rights	Section 1.1
Trademarks	Section 1.1
Transition Period SEC Report	Section 7.10(b)
Uncertificated Shares	Section 2.8(c)
Voting Agreement	Recitals
WARN	Section 3.18(b)
Works of Authorship	Section 1.1
Withholding Tax Ruling	Section 7.9(b)

Section 1.3       Certain Interpretations.

(a)           Unless otherwise indicated, all references herein to Articles, Sections, Annexes, Exhibits or Schedules, shall be deemed to refer to Articles, Sections, Annexes, Exhibits or Schedules of or to this Agreement, as applicable.

(b)           Unless otherwise indicated, the words “include,” “includes” and “including,” when used herein, shall be deemed in each case to be followed by the words “without limitation.”

(c)           The table of contents and headings set forth in this Agreement are for convenience of reference purposes only and shall not affect or be deemed to affect in any way the meaning or interpretation of this Agreement or any term or provision hereof.

(d)           Unless otherwise indicated or the context otherwise requires, all references herein to the Subsidiaries of a Person shall be deemed to include all direct and indirect Subsidiaries of such Person.

(e)           Whenever the context may require, any pronouns used in this Agreement shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns and pronouns shall include the plural, and vice versa.

(f)           Any dollar or percentage thresholds set forth herein shall not be used as a benchmark for the determination of what is or is not “material” or a “Company Material Adverse Effect” under this Agreement.

(g)           When used herein, the word “extent” and the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such word or phrase shall not simply mean “if.”

(h)           The parties hereto agree that they have been represented by counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any Law, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.

(i)            It is understood and agreed that, except as expressly provided elsewhere in the Agreement, in the absence of compelling legal authority to the contrary, the Company, the Company Board (or any committee thereof) and the Company’s outside legal counsel shall be entitled to rely on and deem applicable to the Company and the Company Board (or any committee thereof) the Law applicable to corporations incorporated in Delaware for purposes of making the determinations contemplated by Section 5.2 and Section 5.3 (and providing advice with respect thereto) relating to the fiduciary obligations of such Person for purposes of this Agreement, and that references to the “fiduciary duties” of the Company Board under applicable Law and other terms of similar import shall, for purposes of this Agreement, include reference to such Delaware Law.  The immediately preceding sentence is intended only to govern the contractual rights of the parties to this Agreement; it being understood and agreed that nothing in this Agreement is intended to modify any fiduciary duties of the Company Board (or any committee thereof) under applicable Law or give rise to any breach or violation of this Agreement on the part of the Company by reason of the fact that the Company Board (or any committee thereof) has complied with the Law of the State of Israel, rather than the Law of the State of Delaware, governing the duties owed by a director of a company formed under the Laws of the State of Israel to such company, its shareholders or any other Person (or vice versa).

ARTICLE II

THE MERGER

Section 2.1        The Merger.  Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the ICL, at the Effective Time, Merger Sub (as the target company (Chevrat Ha’Ya’ad) in the Merger) shall be merged with and into the Company (as the absorbing company (HaChevra Ha’Koletet) in the Merger).  As a result of the Merger, the separate corporate existence of Merger Sub shall cease and the Company shall continue as the Surviving Company (the “Surviving Company”) and shall (a) become a wholly owned direct Subsidiary of Parent, (b) continue to be governed by the Laws of the State of Israel, (c) maintain a registered office in the State of Israel, and (d) succeed to and assume all of the rights, properties and obligations of Merger Sub and the Company in accordance with the ICL.

Section 2.2       The Closing.  Unless this Agreement shall have been terminated in accordance with Article IX, the closing of the Merger (the “Closing”) will occur at the offices of Meitar Liquornik Geva Leshem Tal, 16 Abba Hillel Rd., Ramat Gan 52506, Israel, at 10:00 a.m. (local time) not later than on the second Business Day following the date on which each of the conditions set forth in Article VIII is satisfied or, to the extent permitted by Law, waived by the party entitled to waive such condition (except for any conditions that by their nature can only be satisfied on the Closing Date, but subject to the satisfaction of such conditions or waiver by the party entitled to waive such conditions), or at such other time, date and location as the parties hereto shall mutually agree. The date on which the Closing occurs is referred to herein as the “Closing Date”.

Section 2.3       Effective Time.  As soon as practicable after the determination of the date on which the Closing is to take place, each of the Company and Merger Sub shall (and Parent shall cause Merger Sub to), in coordination with each other, deliver to the Registrar of Companies of the State of Israel (the “Companies Registrar”) a notice of the contemplated Merger and the proposed date of the Closing on which the Companies Registrar is requested to issue a certificate evidencing the Merger in accordance with Section 323(5) of the ICL (the “Certificate of Merger”) after notice that the Closing has occurred is served to the Companies Registrar, which the parties shall deliver on the Closing Date.  The Merger shall become effective upon the issuance by the Companies Registrar of the Certificate of Merger in accordance with Section 323(5) of the ICL (the time at which the Merger becomes effective is referred to herein as the “Effective Time”).  For the avoidance of doubt, and notwithstanding any provision of this Agreement to the contrary, it is the intention of the parties hereto that the Merger shall be declared effective and that the issuance by the Companies Registrar of the Certificate of Merger in accordance with Section 323(5) of the ICL shall both occur on the Closing Date.

Section 2.4       Effect of the Merger.  The Merger shall have the effects set forth in the ICL and this Agreement. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, by virtue of, and simultaneously with, the Merger and without any further action on the part of Parent, Merger Sub, the Company or any shareholder of the Company, (i) Merger Sub shall be merged with and into the Company, the separate corporate existence of Merger Sub shall cease and the Company shall continue as the Surviving Company, (ii) all the properties, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Company, (iii) all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Company, and (iv) all the rights, privileges, immunities, powers and franchises of the Company (as the Surviving Company) shall continue unaffected by the Merger in accordance with the ICL.

Section 2.5       Memorandum and Articles of Association.

(a)           At the Effective Time, the Articles of Association of Merger Sub, as in effect immediately prior to the Effective Time, shall be the Articles of Association of the Surviving Company, until duly amended as provided therein, herein and by applicable Law.

(b)           Unless otherwise determined by Parent prior to the Effective Time, the memorandum of association of the Company, as in effect immediately prior to the Effective Time, shall be the memorandum of association of the Surviving Company until thereafter amended as provided therein or by applicable Law.

Section 2.6       Directors and Officers.

(a)           Directors.  The parties shall take all actions necessary so that the directors of Merger Sub at the Effective Time shall, from and after the Effective Time, be appointed and serve as the directors of the Surviving Company until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be, in accordance with the Surviving Company’s articles of association.

(b)           Officers.  At the Effective Time, the officers of the Company immediately before the Effective Time shall be the officers of the Surviving Company, until the earlier of their resignation or removal or until their respective successors are duly elected or appointed and qualified, as the case may be.

Section 2.7       Effects on Share Capital.

(a)           Share Capital.  Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company, or the holders of any of the following securities, the following shall occur:

(i)           Conversion of Company Shares.  Each Ordinary Share, par value five Israeli Agorot (NIS 0.05) per share, of the Company (collectively, the “Company Shares”) issued and outstanding immediately prior to the Effective Time, other than Company Shares canceled pursuant to Section 2.7(a)(ii), shall automatically be converted into and represent the right to receive $30.00 (thirty U.S. Dollars and zero cents) in cash (the “Merger Consideration”), without interest and less applicable Taxes required to be withheld, upon the surrender of the certificate representing such Company Share (or receipt of an “agent’s message” or other acceptable evidence of transfer if such Company Share is uncertificated) in the manner provided in Section 2.8 (or in the case of a lost, stolen or destroyed certificate, upon delivery of an affidavit in the manner provided in Section 2.10). The amount of cash each Effective Time Holder is entitled to receive shall be rounded to the nearest cent, and computed after aggregating all cash amounts for all Company Shares held by such Effective Time Holder.

(ii)           Parent-Owned Shares and Stock Held in Treasury.  Each Company Share held in the treasury of the Company or owned by Parent or any direct or indirect wholly owned Subsidiary of the Company or of Parent immediately prior to the Effective Time, if any, shall be canceled and retired without any conversion or consideration paid in respect thereof and shall cease to exist.

(iii)           Share Capital of Merger Sub.  Each Ordinary Share, par value one Israeli Agora (NIS 0.01) per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be automatically and without further action converted into one validly issued, fully paid and nonassessable Ordinary Share, par value one Israeli Agora (NIS 0.01) per share, of the Surviving Company and such Ordinary Shares shall constitute the only outstanding share capital of the Surviving Company.  Each certificate evidencing ownership of such shares of Merger Sub immediately prior to the Effective Time shall, as of the Effective Time, evidence ownership of such shares of the Surviving Company.

(b)           Adjustment to the Merger Consideration.  The Merger Consideration shall be adjusted appropriately to reflect the effect of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into Company Shares), reclassification, combination, exchange of shares or other like change with respect to Company Shares occurring, or with a record date, on or after the date hereof and prior to the Effective Time, and such adjustment to the Merger Consideration shall provide to the holders of Company Shares the same economic effect as contemplated by this Agreement prior to such action.

(c)           Company Options.

(i)           Subject to clause (ii) below, at the Effective Time, each Company Option that is outstanding and unexercised immediately prior to the Effective Time, whether or not vested, shall be canceled in exchange for the right to receive a lump sum cash payment (without interest) equal to the product of (i) the excess, if any, of (A) the Merger Consideration over (B) the exercise price per Company Share for such Company Option and (ii) the total number of shares underlying such Company Option (the “Option Consideration”), less applicable Taxes required to be withheld with respect to such payment. From and after the Effective Time, all Company Options shall no longer be outstanding and shall cease to exist, and each holder of a Company Options shall cease to have any rights with respect thereto or arising therefrom, except the right to receive the Option Consideration payable hereunder.  If the exercise price per Company Share for any Company Option is equal to or greater than the Merger Consideration, such Company Option shall be canceled without payment of consideration.

(ii)           With respect to Company Options that are outstanding but unvested immediately prior to cancellation of such unvested Company Options at the Effective Time as provided herein, the vesting schedule thereof shall, immediately prior to the Effective Time, be accelerated, such that all outstanding Company Options at such time shall become vested.

(iii)          Prior to the Effective Time, the Company shall adopt resolutions and use reasonable best efforts to take other actions that are necessary under the Company Stock Plans and/or award agreements (including providing Company Optionholders with notice of their rights with respect to any such Company Options as provided herein and/or seeking such Company Optionholders’ consents, in each case to the extent required by the terms of the applicable Company Stock Plans or award agreements) to effectuate the provisions of this Section 2.7(c).

(iv)           The amount of cash each Company Optionholder is entitled to receive for the Company Options held by such holder pursuant to Section 2.7(c)(i) above shall be rounded to the nearest cent and computed after aggregating cash amounts for all Company Options held by such holder.

(v)           As of the Effective Time, the Company Stock Plans shall terminate and all rights under any provision of any other plan, program or arrangement providing for the issuance or grant of any other interest in respect of the share capital of the Company or any of its Subsidiaries shall be cancelled.

(d)           Company RSUs.

(i)           At the Effective Time, each outstanding Company RSU outstanding immediately prior to the Effective Time, whether or not vested, shall be canceled in exchange for the right to receive a lump sum cash payment (without interest) (to the extent such payment does not trigger Taxes under Code Section 409A) equal to the product of (i) the Merger Consideration and (ii) the number of Company Shares subject to such Company RSUs (the “RSUs Consideration”), less applicable Taxes required to be withheld with respect to such payment, and paid in accordance with the applicable terms and conditions of such Company RSU and Code Section 409A. From and after the Effective Time, all Company RSUs shall no longer be outstanding and shall automatically cease to exist, and each holder of a Company RSU shall cease to have any rights with respect thereto or arising therefrom, except the right to receive the RSUs Consideration payable hereunder.

(ii)           With respect to Company RSUs that are outstanding but unvested immediately prior to cancellation of such unvested Company RSUs at the Effective Time as provided herein, the vesting schedule thereof shall, immediately prior to the Effective Time, be accelerated, such that all outstanding Company RSUs at such time shall become vested.

(iii)           Prior to the Effective Time, the Company shall adopt resolutions and use reasonable best efforts to take other actions that are necessary under the Company Stock Plans and/or award agreements (including providing Company RSUs Holders with notice of their rights with respect to any such Company RSUs as provided herein and/or seeking such Company RSUs Holders’ consents, in each case to the extent required by the terms of the applicable Company Stock Plans or award agreements) to effectuate the provisions of this Section 2.7(d).

(iv)           The amount of cash each Company RSUs Holder is entitled to receive for the Company RSUs held by such holder shall be rounded to the nearest cent and computed after aggregating cash amounts for all Company RSUs held by such holder.

Section 2.8       Payment Procedures.

(a)           Paying Agent.  Prior to the Effective Time (but in no event later than three (3) Business Days prior to the Closing Date), Parent shall select (i) a bank or trust company reasonably acceptable to the Company to act as the paying agent for the Merger (the “Paying Agent”) and, in connection therewith, shall enter into an agreement with the Paying Agent in form reasonably satisfactory to the Company and Parent; and (ii) to the extent necessary in light of the provisions of the Withholding Tax Ruling, an information agent reasonably acceptable to the Company and Parent (the “Information Agent”) to assist in obtaining any requisite residency certificate and/or other declaration for Israeli Tax withholding purposes and, in connection therewith, shall enter into an agreement with the Information Agent in a form reasonably satisfactory to the Company.

(b)           Exchange Fund.  Immediately after the Effective Time, Parent shall deposit (or cause to be deposited) with the Paying Agent, for payment to the holders of Company Shares (including Company Shares issued upon exercise of Company 102 Options (“Company 102 Shares”)) pursuant to the provisions of this Article II, an amount of cash equal to the aggregate consideration to which such holders of Company Shares become entitled under this Article II (such cash amount being referred to herein as the “Exchange Fund”).  The Exchange Fund shall be invested by the Paying Agent, as directed by Parent or the Surviving Company, in obligations of or guaranteed by the United States of America or obligations of an agency of the United States of America which are backed by the full faith and credit of the United States of America.  Any interest and other income resulting from such investments shall be paid to Parent.  To the extent that there are any losses with respect to any investments of the Exchange Fund, or the Exchange Fund diminishes for any reason below the level required for the Paying Agent to promptly pay the cash amounts contemplated by Section 2.7(a)(i), Parent shall, or shall cause the Surviving Company to, promptly replace or restore the cash in the Exchange Fund so as to ensure that the Exchange Fund is at all times maintained at a level sufficient for the Paying Agent to make such payments contemplated by Section 2.7(a)(i).

(c)           Payment Procedures with respect to Company Shares.  Promptly following the Effective Time, Parent and the Surviving Company shall cause the Paying Agent to mail to each holder of record (as of immediately prior to the Effective Time) of (i) a certificate or certificates (the “Certificates”) which immediately prior to the Effective Time represented outstanding Company Shares and (ii) uncertificated Company Shares (the “Uncertificated Shares”), in each case, whose shares were converted into the right to receive the Merger Consideration pursuant to Section 2.7(a)(i) (A) a letter of transmittal in customary form (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Paying Agent), (the “Letter of Transmittal”), (B) a declaration in which the beneficial owner of Company Shares provides certain information necessary for Parent to determine whether any amounts need to be withheld from the Merger Consideration payable to such beneficial owner pursuant to the terms of the Ordinance (in each case, subject to the terms of the Withholding Tax Ruling, if obtained), the Code, or any provision of state, local, Israeli or foreign Law, and/or (C) instructions (including instructions from the Paying Agent) for use in effecting the surrender of the Certificates and Uncertificated Shares in exchange for the Merger Consideration payable in respect thereof pursuant to the provisions of this Article II.  Upon surrender of Certificates (or affidavit of loss in lieu thereof) for cancellation to the Paying Agent or to such other agent or agents as may be appointed by Parent, together with the Letter of Transmittal and the declaration for Tax withholding purposes (and such other documents as may reasonably be required by the Paying Agent consistent with customary practice), duly completed and validly executed in accordance with the instructions thereto, the holders of such Certificates shall be entitled to receive in exchange therefor an amount in cash equal to the Merger Consideration to which the holder thereof is entitled pursuant to Section 2.7(a)(i) (less any applicable withholding taxes payable in respect thereof), and the Certificates so surrendered shall forthwith be canceled.  Upon receipt of an “agent’s message” by the Paying Agent (or such other evidence, if any, of transfer as the Paying Agent may reasonably request consistent with customary practice) in the case of a book-entry transfer of Uncertificated Shares, together with the Letter of Transmittal and the declaration for Tax withholding purposes (and such other documents as may reasonably be required by the Paying Agent), duly completed and validly executed in accordance with the instructions thereto, the holders of such Uncertificated Shares shall be entitled to receive in exchange therefor an amount in cash equal to the Merger Consideration to which the holder thereof is entitled pursuant to Section 2.7(a)(i) (less any applicable withholding taxes payable in respect thereof), and the transferred Uncertificated Shares so surrendered shall forthwith be canceled.  The Paying Agent shall accept such Certificates and transferred Uncertificated Shares upon compliance with such reasonable terms and conditions as the Paying Agent may impose to effect an orderly exchange thereof in accordance with normal exchange practices.  No interest shall be paid or accrued for the benefit of holders of the Certificates and Uncertificated Shares on the Merger Consideration payable upon the surrender of such Certificates and Uncertificated Shares pursuant to this Section 2.8.  Until so surrendered, outstanding Certificates and Uncertificated Shares shall be deemed from and after the Effective Time, to evidence only the right to receive the Merger Consideration, without interest thereon, payable in respect thereof pursuant to the provisions of this Article II. No Effective Time Holder who is a  record holder of Company Shares shall be entitled to receive any amount held by the Paying Agent, unless such holder surrenders its Certificate (or affidavits of loss in lieu thereof) or Uncertificated Share and an executed Letter of Transmittal for payment in accordance with this Section 2.8(c). Payments and deliveries to be made under this Agreement shall be made in U.S. dollars by check or wire transfer of immediately available funds to such address or bank accounts as shall be set forth in the Letter of Transmittal. Notwithstanding anything to the contrary in this Section 2.8(c), any Merger Consideration payable in respect of Company 102 Shares shall be transferred by the Paying Agent, in accordance with the terms of this Section 2.8(c) (including the requirement to surrender the Certificates and Letter of Transmittal by the 102 Trustee with respect to such Company 102 Shares), to the 102 Trustee, for the benefit of the beneficial owners thereof, and be released by the 102 Trustee to the beneficial holders of such Company 102 Shares, in accordance with the requirements of Section 102 of the Ordinance and the Option Tax Ruling, if obtained.

(d)           Payment Procedures With Respect to Company Options and RSUs.

(i)           Immediately after the Effective Time, Parent shall transfer (i) the aggregate Option Consideration with respect to Company Options subject to Section 102 of the Ordinance (the “Company 102 Options”), and (ii) the aggregate RSUs Consideration with respect to RSUs granted under Section 102 of the Ordinance (the “Company 102 RSUs” and, together with the Company 102 Options, the “Company 102 Securities”), to the 102 Trustee, on behalf of holders of Company 102 Options and Company 102 RSUs, as the case may be, in accordance with Section 102 of the Ordinance and the Option Tax Ruling, if obtained (the “102 Amounts”).  The 102 Amounts shall be held in trust by the 102 Trustee pursuant to the applicable provisions of Section 102 of the Ordinance and the Option Tax Ruling, if obtained, and shall be released by the 102 Trustee, together with any interest earned thereon by virtue of the investment of such amounts by the 102 Trustee, in accordance with the terms and conditions of Section 102 of the Ordinance and the Option Tax Ruling, if obtained.

(ii)           Immediately after the Effective Time, Parent shall promptly deposit the aggregate amount of funds payable in respect of Company Options and Company RSUs (other than Company 102 Securities) pursuant to Section 2.7 with the Company at one or more accounts designated by the Company prior to Closing for the benefit of the holders of Company Options and Company RSUs (other than Company 102 Securities).

(e)           Transfers of Ownership.  In the event that a transfer of ownership of Company Shares is not registered in the stock transfer books or ledger of the Company, or if the Merger Consideration is to be paid in a name other than that in which the Certificates or Uncertificated Shares surrendered in exchange therefor are registered in the stock transfer books or ledger of the Company, the Merger Consideration may be paid to a Person other than the Person in whose name the Certificate or Uncertificated Share so surrendered is registered in the stock transfer books or ledger of the Company only if such Certificate or Uncertificated Shares is properly endorsed and otherwise in proper form for surrender and transfer and the Person requesting such payment has paid to Parent (or any agent designated by Parent) any transfer taxes required by reason of the payment of the Merger Consideration to a Person other than the registered holder of such Certificate or Uncertificated Shares, or established to the satisfaction of Parent (or any agent designated by Parent) that such transfer taxes have been paid or are otherwise not payable.

(f)           Required Withholding.  Notwithstanding anything to the contrary hereunder, Parent, its Subsidiaries, the Company, its Subsidiaries, the Surviving Company, the 102 Trustee and the Paying Agent (each a “Payor”) shall be entitled to deduct and withhold from any payment made pursuant to this Agreement (including the Merger Consideration and payments made pursuant to Section 2.7(c) (Company Options) or Section 2.7(d) (Company RSUs)) such amounts as may be required to be deducted and withheld with respect to the making of such payment under the Withholding Tax Ruling and the Options Tax Ruling, if obtained, the Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder (the “Code”), the Ordinance, or under any provision of applicable state, local, Israeli or foreign Tax Law; provided, however, that with respect to withholding of Israeli Tax, in the event any holder of record of Company Shares, Company Options or Company RSUs provides the Payor with a valid withholding certificate issued by the Israeli Tax Authority (the “ITA”) regarding the withholding (or exemption from withholding) of Israeli Tax from the consideration payable in respect thereof in accordance with this Article II to Parent’s reasonable satisfaction, then the deduction and withholding of any amounts under the Ordinance or any other provision of Israeli Law or requirement, if any, from the Merger Consideration, the Option Consideration or RSUs Consideration, as applicable, payable to such holder of record of Company Shares, Company Options or Company RSUs, as applicable, shall be made only in accordance with the provisions of such withholding certificate. For such purpose the Withholding Tax Ruling and the Options Tax Ruling will be considered a valid withholding certificate provided that if the applicable ruling requires the affirmative consent of the relevant holder, such holder consented to join any such applicable ruling. To the extent amounts are so withheld and paid over to the appropriate Governmental Authority, the withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

(g)           No Liability.  Notwithstanding anything to the contrary set forth in this Agreement, none of the Paying Agent, Parent, Merger Sub, the Surviving Company or any other party hereto shall be liable to a holder of Company Shares for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar Law.

(h)           Distribution of Exchange Fund to Parent.  Any portion of the Exchange Fund that remains undistributed to the holders of the Certificates or Uncertificated Shares on the date that is twelve (12) months after the Effective Time shall be delivered to Parent upon demand, and any holders of Company Shares that were issued and outstanding immediately prior to the Merger who have not theretofore surrendered their Certificates or Uncertificated Shares representing such Company Shares for exchange pursuant to the provisions of this Section 2.8 shall thereafter look for payment of the Merger Consideration, without interest, payable in respect of the Company Shares represented by such Certificates or Uncertificated Shares solely to Parent, as general creditors thereof, for any claim to the applicable Merger Consideration to which such holders may be entitled pursuant to the provisions of this Article II.

Section 2.9       No Further Ownership Rights in Company Shares .  From and after the Effective Time, all Company Shares shall no longer be outstanding and shall automatically be cancelled, retired and cease to exist, and each holder of a Certificate or Uncertificated Shares theretofore representing any Company Shares shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration payable therefor upon the surrender thereof in accordance with the provisions of Section 2.8.  The Merger Consideration paid in accordance with the terms of this Article II shall be deemed to have been paid in full satisfaction of all rights pertaining to such Company Shares.  From and after the Effective Time, there shall be no further registration of transfers on the records of the Surviving Company of Company Shares that were issued and outstanding immediately prior to the Effective Time, other than transfers to reflect, in accordance with customary settlement procedures, trades effected prior to the Effective Time.  If, after the Effective Time, Certificates or Uncertificated Shares are presented to the Surviving Company for any reason, they shall be canceled and exchanged as provided in this Article II.

Section 2.10     Lost, Stolen or Destroyed Certificates .  In the event that any Certificates shall have been lost, stolen or destroyed, the Paying Agent shall pay the Merger Consideration in exchange for such lost, stolen or destroyed Certificates upon the making of an affidavit of that fact by the holder thereof and a reasonable and customary agreement by such holder to indemnify and hold harmless Parent from and against any losses in connection therewith (such affidavit to be in a form attached to the Letter of Transmittal).

Section 2.11     No interest . No interest shall accumulate on any amount payable in respect of any Company Shares, Company Options or Company RSUs in connection with the Merger.

Section 2.12     Necessary Further Actions .  If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Company with full right, title and possession to all assets, property, rights, privileges, powers and franchises of the Company and Merger Sub, the directors and officers of the Surviving Company are fully authorized in the name and on behalf of the Company and the Company Shareholders to take all such lawful and necessary action.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in the disclosure schedule delivered by the Company to Parent on the date of this Agreement (the “Company Disclosure Letter”), the Company hereby represents and warrants to Parent and Merger Sub as follows:

Section 3.1        Organization; Good Standing.  The Company is a corporation duly organized and validly existing under the laws of the State of Israel, and has the requisite corporate power and authority to conduct its business as it is presently being conducted and to own, lease, operate or otherwise hold its properties and assets.  The Company is duly qualified to do business and is in good standing (to the extent either such concept is recognized under applicable Law) in each jurisdiction where the character of its properties owned or leased or the nature of its activities make such qualification necessary, except where the failure to be so qualified or in good standing has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.  The Company has delivered or made available to Parent a complete and correct copy of the articles of association, as amended to date, of the Company and a complete and correct copy of the memorandum of association, as amended to date, of the Company (the “Charter Documents”) and the Company is not in default in the performance, observation or fulfillment of such documents in any material respect.

Section 3.2       Corporate Power; Enforceability.  The Company has all requisite corporate power and authority to execute and deliver this Agreement and each Ancillary Agreement to which it is, or is specified to be, a party, to perform its covenants and obligations hereunder and, subject to obtaining the approval of this Agreement by holders of at least 75% of the Company Shares voted at the Company Shareholder Meeting (not counting any absentee votes), and provided that either (a) such 75% (or more) majority shall include the affirmative vote of holders of a majority of the Company Shares voted at the Company Shareholder Meeting, which Company Shares are held by shareholders who are not controlling shareholders (as such term is defined in the ICL) of the Company and do not have a personal interest (as such term is defined in the ICL) in the approval of this Agreement and the transactions contemplated hereunder (not counting any absentee votes), or (b) the total number of Ordinary Shares held by such shareholders referred to in clause (a) that voted against the approval of this Agreement and the transactions contemplated hereunder, including the Merger at the Company Shareholder Meeting does not exceed two percent (2%) of the aggregate voting rights in the Company (the “Company Shareholder Approval”), to consummate the transactions contemplated hereby and thereby.  The execution and delivery by the Company of this Agreement and each Ancillary Agreement to which it is, or is specified to be, a party, the performance by the Company of its covenants and obligations hereunder and thereunder and the consummation by the Company of the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate action on the part of the Company and no additional corporate proceedings on the part of the Company are necessary to authorize the execution and delivery by the Company of this Agreement or any of Ancillary Agreement to which it is, or is specified to be, a party, the performance by the Company of its covenants and obligations hereunder and thereunder or the consummation of the transactions contemplated hereby and thereby, other than (assuming the accuracy of the representations and warranties in Section 4.7 below) obtaining the Company Shareholder Approval for the consummation of transactions contemplated hereby.  This Agreement has been duly executed and delivered by the Company and at or before the Closing will have duly executed and delivered each Ancillary Agreement to which it is, or is specified to be, a party, and this Agreement constitutes, and each Ancillary Agreement to which it is, or is specified to be, a party will after such execution and delivery constitute, assuming the due authorization, execution and delivery by the other parties thereto, a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with their terms, except that such enforceability (a) may be limited by applicable bankruptcy, insolvency, reorganization, moratorium and other similar laws affecting or relating to creditors’ rights generally, and (b) is subject to general principles of equity.

Section 3.3       Board and Shareholders Actions.

(a)           At a meeting duly called and held prior to the execution of this Agreement in compliance with the requirements of ICL and the Charter Documents, the Company Board has (i) determined that this Agreement, the Merger and the other transactions contemplated hereby are fair to, and in the best interests of, the Company and the Company’s shareholders and that, considering the financial position of the merging companies, no reasonable concern exists that the Surviving Company will be unable to fulfill the obligations of the Company to its creditors, (ii) approved this Agreement, the Merger and the other transactions contemplated hereby, and (iii) subject to the provisions of this Agreement, resolved to recommend that the Company’s shareholders vote for the approval of this Agreement, the Merger and the other transactions contemplated hereby.  To the extent required under applicable Law, the audit committee or the compensation committee of the Company Board (as the case may be) has approved this Agreement and the Merger and the other transactions contemplated hereby prior to the aforesaid approval of the Company Board.

(b)           Assuming the receipt of the Company Shareholder Approval, no other vote of holders of Company Shares is necessary in order to approve and adopt this Agreement and the Merger under the ICL and the Company Charter.

Section 3.4        Non-Contravention.  The execution and delivery by the Company of this Agreement or any of the Ancillary Agreements to which it is, or is specified to be, a party, the performance by the Company of its covenants and obligations hereunder and thereunder and the consummation by the Company of the transactions contemplated hereby and thereby do not and will not (A) (i) contravene, violate or conflict with or result in the breach of or constitute a default (or an event which with notice or lapse of time or both would become a default) under, (ii) result in the termination of, or accelerate the performance required by, or result in a right of termination or acceleration or a right to challenge the transactions contemplated hereby under, (iii) result in a loss of a material benefit under, (iv) give rise to increased, additional, accelerated or guaranteed rights or entitlements of any Person under, (a) the Charter Documents of the Company, (b) the charter, bylaws or other constituent documents of any of the Company’s Subsidiaries, (c) subject to obtaining the Approvals in respect of the Contracts set forth in Section 3.4 of the Company Disclosure Letter, any Material Contract, or (d) assuming the Approvals in respect of the Contracts set forth in Section 3.4 of the Company Disclosure Letter and the Approvals referred to in Section 3.5 of  this Agreement are obtained or made and subject to obtaining the Company Shareholder Approval (assuming the accuracy of the representations and warranties in Section 4.7 below), any Law or Order applicable to the Company or any of its Subsidiaries or by which any of their properties or assets are bound, or (B) subject to obtaining the Approvals in respect of the Contracts set forth in Section 3.4 of the Company Disclosure Letter, result in the creation of any Lien (other than Permitted Liens) upon any of the properties or assets of the Company or any of its Subsidiaries, except in the case of each of clauses (A)(b), (A)(c), (A)(d) and (B) above, for such violations, conflicts, defaults, terminations, accelerations or Liens which have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.5       Required Governmental Approvals.  No consent, clearance, approval, Order or authorization of, or filing or registration with, or expiration or termination of any waiting period required by, or notification to (any of the foregoing being referred to herein as an “Approval”), any Governmental Authority is required on the part of the Company or any of its Subsidiaries in connection with the execution or delivery by the Company of this Agreement or any Ancillary Agreement, the performance by the Company of its covenants and obligations hereunder and thereunder and the consummation by the Company of the transactions contemplated hereby and thereby, other than (a) the OCS Notice and the Investment Center Approval, (b) the Approval under the HSR Act and other applicable Antitrust Laws, (c) the filing of the Merger Proposal and Merger Notice with the Companies Registrar and all such other notices or filings required under the ICL with respect to the consummation of the Merger and the issuance of the Certificate of Merger by the Companies Registrar, (d) the filings and other Approvals as may be required under the Exchange Act or Israeli Securities Law, (e) the filings and other Approvals as may be required under the rules and regulations of Nasdaq and TASE, (f) receipt of the Options Tax Ruling and the Withholding Tax Ruling, (g) such filings and other Approvals as may be required solely by reason of Parent’s or Merger Sub’s (as opposed to any third party’s) participation in the Merger or the other transactions contemplated hereby, and (h) such other Approvals the failure of which to make or obtain has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.6        Company Capitalization.

(a)           The registered (authorized) share capital of the Company consists of NIS 4,500,000 divided into 90,000,000 Company Shares, NIS 0.05 par value per share.  At the close of business on December 4, 2013 (the “Capitalization Date”), (i) 32,163,328 Company Shares were issued and outstanding, (ii) no Company Shares were held by the Company in its treasury, (iii) there were outstanding Company Options to purchase 3,089,233 Company Shares, 806,208 outstanding Company RSUs, and 1,175,922 Company Shares reserved for future grants under the Company Stock Plans.   Except as set forth above, at the close of business on December 4, 2013, no shares or other voting securities of the Company were issued, reserved for issuance or outstanding.  All outstanding Company Shares are, and all such shares that may be issued prior to the Effective Time will be when issued, duly authorized, validly issued, fully paid, nonassessable and not subject to or issued in violation of any purchase option, call option, right of first refusal, preemptive rights, subscription right or any similar right under any provision of the ICL, the Charter Documents or any Contract to which the Company is otherwise bound.  Since the Capitalization Date, the Company has not (x) issued any Company Shares, Company Options or Company RSUs or other securities or rights to acquire Company Shares or other rights that give the holder thereof any economic benefit accruing to the holders of any Company Shares, other than pursuant to the exercise of Company Options or vesting and settlement of Company RSUs or as permitted by Section 5.1(b), or (y) granted, committed to grant or otherwise created or assumed any obligation with respect to any Company Options or Company RSUs, other than as permitted by Section 5.1(b).

(b)           Section 3.6(b) of the Company Disclosure Letter lists each Company Option and Company RSU outstanding as of December 3, 2013, the Company Stock Plan under which such Company Option or Company RSU was issued, whether such Company Option or Company RSU is currently intended to qualify as a nonqualified stock option or incentive stock option pursuant to the Code, or otherwise, the name of the holder thereof, the residence of such holder, the grant date, expiration date, the number of Company Shares issuable thereunder, the exercise price, whether each such Company Option was granted and is subject to Tax pursuant to Section 3(i) of the Israeli Income Tax Ordinance or Section 102 of the Israeli Income Tax Ordinance and the applicable sub-section of Section 102 of the Ordinance, and for Company Options subject to Section 102(b)(2) of the Ordinance the date of deposit of such Company Option with the 102 Trustee, including, only with respect to grants following July 24, 2012, also the date of deposit of the applicable board resolution and the date of deposit of the respective option agreement with the 102 Trustee. Except as set forth in this Section 3.6, there are (i) no outstanding shares of, or other equity or voting interest in, the Company, (ii) no outstanding securities of the Company convertible into or exchangeable for shares of, or other equity or voting interest in, the Company, (iii) no outstanding options, warrants, rights or other commitments or agreements to acquire from the Company, or that obligates the Company to issue, any shares of, or other equity or voting interest in, or any securities convertible into or exchangeable for shares of, or other equity or voting interest in, the Company, (iv) no obligations of the Company to grant, extend or enter into any subscription, warrant, right, convertible or exchangeable security or other similar agreement or commitment relating to any shares of, or other equity or voting interest (including any voting debt) in, the Company (the items in clauses (i), (ii), (iii) and (iv), together with the share capital of the Company, Company Options and Company RSUs, being referred to collectively as “Company Securities”) and (v) no other obligations by the Company or any of its Subsidiaries to make any payments based on the price or value of any Company Securities.  Neither the Company nor any of its Subsidiaries is a party to any Contract which obligates the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Company Securities, except in connection with the repurchase or acquisition of Company Shares pursuant to the terms of Company Stock Plans.

(c)           Except as set forth in Section 3.6 of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries is a party to any agreement relating to the voting of, requiring registration of, or granting any preemptive rights, anti-dilutive rights or rights of first refusal or other similar rights with respect to any securities of the Company or any of its Subsidiaries.

Section 3.7       Subsidiaries.

(a)           Section 3.7(a) of the Company Disclosure Letter contains a complete and accurate list of the name, jurisdiction of organization, capitalization, schedule of shareholders of and the individuals who comprise the board of directors or comparable body of each Subsidiary of the Company.

(b)           Each of the Company’s Subsidiaries is duly organized, validly existing and in good standing under the laws of the jurisdiction of its respective organization (to the extent either such concept is recognized under applicable Law), except where the failure to be in good standing has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.  Each of the Company’s Subsidiaries has the requisite corporate power and authority to carry on its respective business as it is presently being conducted and to own, lease or operate or otherwise hold its respective properties and assets.  Each of the Company’s Subsidiaries is duly qualified to do business and is in good standing in each jurisdiction where the character of its properties owned or leased or the nature of its activities make such qualification necessary (to the extent either such concept is recognized under applicable Law), except where the failure to be so qualified or in good standing has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(c)           All of the outstanding share capital of, or other equity or voting interest in, each Subsidiary of the Company (i) have been duly authorized, validly issued and are fully paid and nonassessable and (ii) are owned, directly or indirectly, by the Company, free and clear of all Liens (other than Liens under applicable securities Laws) and free of any other restriction (including any restriction on the right to vote, sell or otherwise dispose of such share stock or other equity or voting interest) that would prevent the operation by the Surviving Company of such Subsidiary’s business as presently conducted.

(d)           Except as set forth on Section 3.7(c) of the Company Disclosure Letter, there are no outstanding (i) securities of the Company or any of its Subsidiaries convertible into or exchangeable for shares of, or other equity or voting interest in, any Subsidiary of the Company, (ii) options, warrants, rights or other commitments or agreements to acquire from the Company or any of its Subsidiaries, or that obligate the Company or any of its Subsidiaries to issue, any share capital of, or other equity or voting interest in, or any securities convertible into or exchangeable for shares of, or other equity or voting interest in, any Subsidiary of the Company, (iii) obligations of the Company to grant, extend or enter into any subscription, warrant, right, convertible or exchangeable security or other similar agreement or commitment relating to any share capital of, or other equity or voting interest (including any voting debt) in, any Subsidiary of the Company (the items in clauses (i), (ii) and (iii), together with the share capital of the Subsidiaries of the Company, being referred to collectively as “Subsidiary Securities”), or (iv) other obligations by the Company or any of its Subsidiaries to make any payments based on the price or value of any shares of any Subsidiary of the Company.  Neither the Company nor any of its Subsidiaries is a party to any Contract which obligates the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any outstanding Subsidiary Securities.

(e)           The Company has made available to Parent true and complete copies of the charter and other material organizational documents of each of its Subsidiary, in each case as amended through the date of this Agreement, and none of such Subsidiaries is in default in any material respect in the performance, observation or fulfillment of such documents.

(f)           Section 3.7(f) of the Company Disclosure Letter sets forth a true and complete list of all share capital, membership interests, partnership interests, Joint Venture Interests and other equity interests in any Person (other than a Subsidiary of the Company) owned, directly or indirectly, by the Company or any Subsidiary of the Company as of the date of this Agreement.  The term “Joint Venture Interests” means interests in any corporation or other entity (including partnership, limited liability company and other business association) that is not a Subsidiary of the Company and in which the Company or one or more of its Subsidiaries owns an equity interest (other than equity interests held for passive investment purposes which are less than 5% of any class of the outstanding voting securities or other equity of any such entity).

Section 3.8       Company Reports.

(a)           Since January 1, 2010, the Company has filed all forms, reports and documents with the SEC, the TASE and the ISA that have been required to be filed by it under applicable Laws prior to the date hereof (all such forms, reports and documents, together with all documents filed or furnished on a voluntary basis and all exhibits and schedules thereto, the “Company Reports”).  As of its filing date (or, if amended or superseded by a filing prior to the date of this Agreement, on the date of such amended or superseded filing), (a) each Company Report complied as to form in all material respects with the applicable requirements of the Securities Act, the Exchange Act, the Sarbanes-Oxley Act and/or Israeli Securities Law, as the case may be, each as in effect on the date such Company Report was filed, and (b) each Company Report did not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. None of the Company’s Subsidiaries is required to file or furnish any forms, reports or other documents with the SEC, the TASE or ISA.  No executive officer of the Company has failed to make the certifications required of him or her under Section 302 or 906 of the Sarbanes-Oxley Act with respect to any Company Report, except as disclosed in certifications filed with the Company Reports. To the Knowledge of the Company, none of the Company Reports is the subject of ongoing SEC, TASE or ISA review or investigation.

(b)           As of the date of this Agreement, the Company is a “foreign private issuer” as such term is defined under the Exchange Act.

(c)           Each Transition Period SEC Report (as defined in Section 7.10(b)) filed or furnished by the Company with or to the SEC prior to the Effective Time shall (i) not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading and (ii) comply in all material respects with the applicable provisions of the Exchange Act.

Section 3.9        Company Financial Statements.

(a)           The consolidated financial statements of the Company and its Subsidiaries included in the Company Reports filed with the SEC (the “Financial Statements”) (i) have been prepared in accordance with GAAP consistently applied during the periods and at the dates involved (except as may be indicated in the notes thereto or as otherwise permitted), and (ii) fairly present in all material respects the consolidated financial position of the Company and its Subsidiaries as of the dates thereof and the consolidated results of operations and cash flows for the periods then ended (subject, in the case of unaudited quarterly statements, to normal year-end adjustments). No financial statements of any Person other than the Company and the Company’s Subsidiaries are required by GAAP to be included in the consolidated financial statements of the Company.

(b)           The Company and its Subsidiaries maintain disclosure controls and procedures (as such terms are defined in Rule 13a-15 under the Exchange Act) that satisfy the requirements of Rule 13a-15 under the Exchange Act.  Such disclosure controls and procedures are effective to provide reasonable assurance that all material information concerning the Company (including its Subsidiaries) is made known on a timely basis to the individuals responsible for the preparation of the Company Reports filed with the SEC.

(c)           The Company maintains a system of internal accounting controls (as such term is defined in Rule 13a-15 under the Exchange Act) sufficient to provide reasonable assurance that: (i) transactions are executed in accordance with management’s general or specific authorizations; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain asset accountability; (iii) access to assets is permitted only in accordance with management’s general or specific authorization; and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

(d)           Since January 1, 2010, the Company’s principal executive officer and its principal financial officer have disclosed to the Company’s auditors and the audit committee of the Company Board (i) all significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting that are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information of the Company and its Subsidiaries on a consolidated basis and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company and its Subsidiaries’ internal controls.

(e)           As of the date hereof, there are no outstanding or unresolved comments in comment letters received from the SEC staff with respect to the Company Reports filed with the SEC.  There are no internal investigations pending and, to the Knowledge of the Company, there are no SEC inquiries or investigations or other governmental inquiries or investigations pending or threatened, in each case regarding any accounting practice of the Company.  The Company is in compliance in all material respects with (i) the applicable provisions of the Sarbanes-Oxley Act and (ii) the applicable listing and corporate governance rules and regulations of Nasdaq and the TASE and the corporate governance and other requirements of the ICL.

(f)           Neither the Company nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract (including any Contract or arrangement relating to any transaction or relationship between or among the Company and of its Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K of the SEC)), where the result, purpose or effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Company or any of its Subsidiaries in the Company’s or such Company’s Subsidiary’s published financial statements or any Company Reports filed with the SEC.

Section 3.10     No Undisclosed Liabilities.  Neither the Company nor any of its Subsidiaries has any liabilities or obligations (whether or nor such liabilities or obligations are of a nature required to be reflected or reserved against on a balance sheet prepared in accordance with GAAP or in the notes thereto), other than (a) Liabilities reflected or otherwise reserved against in the Company Balance Sheet or in the consolidated financial statements and notes thereto of the Company and its Subsidiaries included in the Company Reports filed prior to the date of this Agreement, (b) Liabilities arising under this Agreement or incurred in connection with the transactions contemplated by this Agreement, (c) Liabilities incurred since the Company Balance Sheet Date in the ordinary course of business consistent with past practice and (d) Liabilities that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.11     Absence of Certain Changes.  Since the Company Balance Sheet Date through the date hereof (a) except for actions taken or not taken in connection with the transactions contemplated by this Agreement, the business of the Company and its Subsidiaries has been conducted, in all material respects, in the ordinary course consistent with past practice, (b) neither the Company nor any of its Subsidiaries has taken any action that, if taken after the date hereof, would constitute a breach of or require a consent under Section 5.1(b)(i), (iv), (v), (vi), (viii), (x), (xi), or (xii) (Interim Conduct of Business), and (c) there has not been or occurred, and no circumstances have existed or exist that constitute or would reasonably be expected to result in, a Company Material Adverse Effect.

Section 3.12     Material Contracts.

(a)           For all purposes of and under this Agreement, a “Material Contract” shall mean:

(i)            any “material contract” listed as an exhibit to the Company’s annual report on Form 20-F for the year ending December 31, 2012;

(ii)           any Contract with a natural person either as an employee or an independent contractor (in each case, under which the Company or any of its Subsidiaries has continuing obligations as of the date hereof) that carries an aggregate annual base salary in excess of $250,000 per annum (excluding Contracts for “at-will” relationships or that are terminable by the Company or the applicable Subsidiary at its discretion, by notice of not more than 90 days for a cost of less than $250,000);

(iii)          any currently effective severance, termination, golden parachute, change-of-control or similar agreement with any current or former director or officer of the Company or any of its Subsidiaries;

(iv)          any Contract relating to the sale, issuance, grant, exercise, award, purchase, repurchase or redemption of any of the Company’s share capital or other securities or any options, warrants or other rights to purchase or otherwise acquire any Company Shares, other securities or options, warrants or other rights therefor, except for those Contracts conforming to the standard Contract under a Company Plan;

(v)           collective bargaining agreement or similar material Contract with any labor organization, council, union or association;

(vi)          Contract with (A) any current or former officer or director of the Company or any of their immediate family members (other than any Employee Plans), or (B) any “controlling shareholder” of the Company (as defined in the ICL);

(vii)         any customer, client, sales representative, distributor or supply Contract that involves consideration in fiscal year 2013 in excess of $500,000 or that is reasonably likely to involve consideration in fiscal year 2014 in excess of $500,000, in each case other than purchase orders entered into in the ordinary course of business consistent with past practice;

(viii)        any Contract providing for (x) Governmental Grants from the OCS or any other Israeli Governmental Authority, which Governmental Grant is extended to support the Company's research and development operations, or (y) material Governmental Grants from any other Governmental Authority;

(ix)           any Contract with a Governmental Authority that involves consideration in fiscal year 2013 in excess of $500,000 or that is reasonably likely to involve consideration in fiscal year 2014 in excess of $500,000;

(x)            any Contract to which the Company or any of its Subsidiaries is a party that (A) contains any covenant by the Company or any of its Subsidiaries to not compete or engage in any line of business or to not engage in its business in any geographic location, or (B) restricts the development, manufacture, marketing or distribution of the products and services of the Company or any of its Subsidiaries, including any Contract with any Person granting such Person the exclusive right in any territory to sell or distribute any product, or other Contract providing “most favored nations” pricing terms for products, in each case, with respect to this clause (B), that is material to the Company and its Subsidiaries, taken as a whole;

(xi)           any Contract entered into after December 31, 2010 (A) relating to the disposition, acquisition or lease (directly or indirectly) by the Company or any of its Subsidiaries of a material amount of assets other than in the ordinary course of business consistent with past practice, (B) pursuant to which the Company or any of its Subsidiaries will acquire or has acquired any material interest in any other Person (other than the Company or any of its Subsidiaries) or other business enterprise for an amount in excess, in the aggregate, of $10,000,000, or (C) for the acquisition or disposition of any business and such Contract contains any profit sharing arrangements or “earn-out” arrangements or other contingent payment obligations under which obligations are continuing;

(xii)          any Contract (including any so called take-or-pay or keepwell agreements) under which the Company or any of its Subsidiaries has directly or indirectly guaranteed Indebtedness for borrowed money, liabilities or obligations of any other Person (other than a Subsidiary of the Company) in excess of $500,000 (in each case other than endorsements for the purpose of collection in the ordinary course of business consistent with past practice);

(xiii)        any Contract under which the Company or any of its Subsidiaries has, directly or indirectly, made any advance, loan, extension of credit or capital contribution to, or other investment in, any Person (other than the Company or any of its Subsidiaries) in excess of $500,000 (other than extensions of trade credit in the ordinary course of business consistent with past practice);

(xiv)        any Contract granting any Person a right of first refusal or first negotiation with respect to any sale of the Company or substantially all of its shares or assets;

(xv)         any Contract imposing “standstill” obligations on the Company or any of its Subsidiaries;

(xvi)        any Contract that contains a license in respect of Intellectual Property that is material to the business of the Company and its Subsidiaries (except for (A) licenses of commercially available, off-the-shelf, click-wrap or shrink-wrap Software and (B) licenses granted by the Company or any of its Subsidiaries in the ordinary course of business);

(xvii)       any Contract that relates to the formation, creation, operation, management or control of any legal partnership or any joint venture entity pursuant to which the Company has an obligation (contingent or otherwise) to make a material investment in or material extension of credit to any Person or any material Contract involving the sharing of revenues, profits or losses by the Company or any of its Subsidiaries with any unaffiliated third party;

(xviii)      any Contract that involves or relates to Indebtedness for borrowed money or under which the Company or any of its Subsidiaries has issued any note, bond, debenture or other evidence of Indebtedness for borrowed money to, any Person (other than the Company or any of its Subsidiaries) or any other note, bond, debenture or other evidence of Indebtedness for borrowed money of the Company or any of its Subsidiaries (other than in favor of the Company or any of its Subsidiaries) (whether incurred, assumed, guaranteed or secured by any asset) outside the ordinary course of business consistent with past practice, in each case for a principal amount in excess of $500,000; and

(xix)        any Contract, or group of related Contracts with a Person (or group of affiliated Persons), the termination or breach of which would or would reasonably be expected to have a Company Material Adverse Effect and is not disclosed pursuant to clauses (i) through (xvii) above.

(b)           Section 3.12(b) of the Company Disclosure Letter contains a list of all Material Contracts (other than any Material Contract contemplated by clause (i) of the definition thereof) to which the Company or any of its Subsidiaries is a party as of the date of this Agreement. As of the date hereof, true and complete copies of all such Material Contracts have been (i) publicly filed with the SEC or (ii) made available to Parent.

(c)           (i) Each Material Contract is valid and binding on the Company (and/or each such Subsidiary of the Company party thereto) and, to the Knowledge of the Company, each other party thereto, and is in full force and effect, enforceable against the Company or each such Subsidiary of the Company party thereto, as the case may be, in accordance with its terms, except that such enforceability (x) may be limited by applicable bankruptcy, insolvency, reorganization, moratorium and other similar laws affecting or relating to creditors’ rights generally, and (y) is subject to general principles of equity,  (ii) neither the Company nor any of its Subsidiaries that is a party thereto, nor, to the Knowledge of the Company, any other party thereto, is in material breach of, or material default under, any such Material Contract, and no circumstances exist and no event has occurred that with notice or lapse of time or both would or would be reasonably expected to constitute such a material breach or material default thereunder by the Company or any of its Subsidiaries, or, to the Knowledge of the Company, any other party thereto or are reasonably expected to contravene in any material respect, conflict in any material respect with, or result or give the Company or any of its Subsidiaries or any other Person the right to declare a material default or exercise any material remedy under, or to materially accelerate the maturity or performance of, or to cancel, terminate or materially modify, any Material Contract, and (iii) none of the Company and the Company’s Subsidiaries has received written notice of any actual, alleged, possible or potential violation of, or failure to comply with, any material term or requirement of any Material Contract.

Section 3.13     Real Property. Neither the Company nor any of its Subsidiaries owns any real property.

(b)           Section 3.13(b) of the Company Disclosure Letter contains a complete and accurate list of all of the existing leases, subleases or other agreements (collectively, the “Leases”) under which the Company or any of its Subsidiaries uses or occupies or has the right to use or occupy, now or in the future, any real property (such property, the “Leased Real Property”). The Company has made available to Parent a complete and accurate copy of all Leases of Leased Real Property (including all material modifications, amendments, supplements, waivers and side letters thereto).  The Company and/or its Subsidiaries have and own valid leasehold interests in the Leased Real Property, free and clear of all Liens other than Permitted Liens. The Company Leased Real Property constitutes all interests in real property used, occupied or held for use in connection with the business of the Company and the Company’s Subsidiaries and which are necessary for the continued operation of the business of the Company and the Company’s Subsidiaries as the business is currently conducted and as currently proposed to be conducted.  .

(c)           Section 3.13(c) of the Company Disclosure Letter contains a complete and accurate list of all of the existing Leases granting to any Person, other than the Company or any of its Subsidiaries, any right to use or occupy, now or in the future, any material portion of the Leased Real Property.

(d)           All of the Leases set forth in Section 3.13(b) or Section 3.13(c) of the Company Disclosure Letter are each in full force and effect and neither the Company nor any of its Subsidiaries is in material breach of or material default under, or has received written notice of any material breach of or material default under, any such Lease, and, to the Knowledge of the Company, no event has occurred that with notice or lapse of time or both would or would reasonably be expected to constitute a material breach or material default thereunder by the Company or any of its Subsidiaries or any other party thereto.

Section 3.14     Personal Property. The Company and its Subsidiaries are in possession of and have good title to, or valid leasehold interests in or valid rights under contract to use, tangible personal properties and assets that are material to the Company and its Subsidiaries, taken as a whole, free and clear of all Liens other than Permitted Liens.

Section 3.15     Intellectual Property.

(a)           Section 3.15(a) of the Company Disclosure Letter lists all (A) Patents that are owned, solely or jointly, by the Company or any of its Subsidiaries; (B) Trademarks owned by the Company or any of its Subsidiaries that are the subject of a registration or a pending application for registration (for the avoidance of doubt, excluding Internet domain names); and (C) registered Copyrights and pending applications for registration of any Copyrights owned by the Company or any of its Subsidiaries (collectively, the “Registered Intellectual Property”). Each of the Company and its Subsidiaries has taken all steps reasonably necessary to maintain registrations of all material Registered Intellectual Property, including by payment when due of all maintenance fees and annuities and the filing of all necessary renewals, statements and certifications, except for the abandonment, withdrawal and expiration of Registered Intellectual Property in the ordinary course of business consistent with past practice.  Section 3.15(a) of the Company Disclosure Letter lists the jurisdictions in which each such Registered Intellectual Property has been issued or registered or in which any application for such issuance and registration has been filed. To the Company’s Knowledge and except as set forth in Section 3.22 of the Company Disclosure Letter, the Registered Intellectual Property is valid, subsisting and enforceable and is not subject to any outstanding Legal Proceeding, order, judgment or decree materially adversely affecting the Company’s or its Subsidiaries’ use thereof or rights thereto.

(b)           The Company and its Subsidiaries have taken commercially reasonable measures to protect the confidentiality of the material Trade Secrets or any other non-public, proprietary information material to the businesses of the Company or any of its Subsidiaries that are owned by the Company or any of its Subsidiaries and the confidentiality of all Trade Secrets of any third party disclosed to the Company or any of its Subsidiaries subject to a written non-disclosure agreements with the Company or any of its Subsidiaries, such Trade Secret expressly identified to the Company or any of its Subsidiaries upon disclosure as confidential and proprietary information.  To the Knowledge of the Company, such Trade Secrets have not been disclosed to any Person except pursuant to written non-disclosure agreements, except for any disclosures that have not had, individually or in the aggregate, a Company Material Adverse Effect. To the Company’s Knowledge, no employee, contractor or agent of the Company or any of its Subsidiaries or any other Person is in default or breach of any term of any employment agreement, non-disclosure agreement, assignment of invention agreement or similar agreement relating to the protection, ownership, development, use or transfer of Company Intellectual Property Rights or Company Technology or any other Intellectual Property or Technology owned by the Company or any of its Subsidiaries, except for any disclosures that have not had, individually or in the aggregate, a Company Material Adverse Effect. Except as set forth in Section 3.15 of the Company Disclosure Letter, no rights in any Company Intellectual Property Rights, Company Software or Company Technology have been transferred or granted by the Company or any of its Subsidiaries to any other Person except for non-exclusive licenses of Company or its Subsidiaries products (“Company Products”) granted by the Company or the Company’s Subsidiaries in the ordinary course of business consistent with past practice.

(c)           The Company or one of its Subsidiaries is the owner of, or has valid and continuing rights to use the Company Intellectual Property Rights, free and clear of all Liens. To the knowledge of the Company, the Company has valid and continuing rights to make, sell, license or otherwise use the Company Technology in connection with the conduct of the business of the Company and the Company’s Subsidiaries as presently conducted.  To the Company’s Knowledge, there is no Intellectual Property or Technology other than Company Intellectual Property Rights and Company Technology that is material to or necessary for the operation of the businesses of the Company and the Company’s Subsidiaries, or for the continued operation of the business of the Company and the Company’s Subsidiaries as presently conducted, except for shrink-wrap or other off-the-shelf Intellectual Property or Technology that is readily available on reasonable terms through commercial distributors or in consumer retail stores for an annual license fee of less than $100,000.

(d)           To the Knowledge of the Company, the Company’s or any of its Subsidiaries’ use, practice or other commercial exploitation of the Company Intellectual Property Rights and Company Technology and the manufacturing, licensing, marketing, importation, offer for sale, sale or use of the Company Intellectual Property Rights and the Company Technology, and the operation and conduct of the Company’s and its Subsidiaries’ business, do not infringe, constitute an unauthorized use of, misappropriate, or otherwise violate the Intellectual Property Rights of a third Person.

(e)           Except as set forth in Section 3.15(e) of the Company Disclosure Letter, neither the Company nor any of the Company’s Subsidiaries is a party to or the subject of any pending (for which Company or a Company Subsidiary has received written notice) or, to the Company’s Knowledge, threatened, Legal Proceeding, which involves a claim (i) against the Company or any of its Subsidiaries, of infringement, unauthorized use, or violation of any Intellectual Property or Technology of any Person, or challenging the ownership, use, validity or enforceability of any Company Intellectual Property Rights or Company Technology or (ii) contesting, challenging, or seeking to deny or restrict the right of the Company or any of its Subsidiaries to use, distribute, sell, exercise, lease, license, transfer or dispose of any Company Intellectual Property Rights or Company Technology.  Except as set forth in Section 3.15(e) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries have received written notice of such threatened claim against the Company or any of its Subsidiaries of infringement, unauthorized use, or violation that the conduct of the Company’s business infringes, misappropriates, or otherwise violates the Intellectual Property Rights or Technology of a third Person or challenging the ownership, use, validity or enforceability of any Company Intellectual Property Rights or Company Technology.  Except as set forth in Section 3.15(e) of the Company Disclosure Letter, the Company and its Subsidiaries are not subject to any Order that restricts or impairs the use of any Company Intellectual Property Rights owned by, or exclusively licensed to, the Company or any of its Subsidiaries.

(f)           To the Company’s Knowledge, no Person (including employees and former employees of the Company or any of its Subsidiaries) is infringing, violating, misappropriating or otherwise misusing any Company Intellectual Property Rights owned by, or exclusively licensed to, the Company or any of its Subsidiaries or Company Technology in any material respect, and neither the Company nor any of its Subsidiaries has made in the last five (5) years preceding the date hereof any such claims against any Person (including employees and former employees of the Company or any of its Subsidiaries).

(g)           To the Knowledge of the Company, except as set forth on Section 3.15(g) of the Company Disclosure Letter, each present employee, independent contractor or consultant who conceived, developed or created or participated in creating any part of any material Company Intellectual Property Rights or material Company Technology, has executed an agreement with the Company or any of its Subsidiaries, as applicable, that subject to applicable law (i) conveys to the Company or any of its Subsidiaries, as applicable, all right, title and interest in and to, or the right to use on a royalty-free basis, all Intellectual Property developed by such Person in connection with such Person’s engagement with the Company or any of its Subsidiaries, as applicable, and (ii) obligates such employee, consultant or independent contractor to keep any confidential information of the Company and its Subsidiaries, including Trade Secrets, confidential.

(h)           Except as set forth in Section 3.15(h) of the Company Disclosure Letter, (i) there are no Contracts or arrangements to which the Company or any of its Subsidiaries is a party under which any Governmental Authority acquires rights with respect to any Company Software or Company Intellectual Property Rights owned by the Company or any of its Subsidiaries, nor has any Governmental Authority acquired any rights outside of any such Contracts, arrangements or subcontract as the result of providing any funding to the Company or any of its Subsidiaries relating to the development of any Company Intellectual Property Rights, including any government rights and prerogatives as defined under the Israeli Patent Law-1967 (the “IPL”) including rights under Section 55, Chapter 6 and Chapter 8 thereof, and (ii) to the Knowledge of the Company, there are no Contracts or arrangements to which the Company or any of its Subsidiaries is a party under which any Governmental Authority acquires rights with respect to any Company Software or Company Intellectual Property Rights exclusively licensed to, the Company or any of its Subsidiaries.

(i)           No university, military, educational institution, research center, Governmental Authority, entity owned or controlled by any Governmental Authority, hospitals, medical centers or other similar institutions or organization (each, an “R&D Sponsor”) has sponsored or provided funding to the Company or the Company’s Subsidiaries for any material research and development conducted in connection with the business of the Company and the Company’s Subsidiaries, or has any claim of right to, ownership of or other Lien on any material Company Intellectual Property Rights owned by the Company or any of its Subsidiaries or any material Company Technology.  Neither the Company nor any of its Subsidiaries is a participant in any standards-setting activities or joined any standards setting or similar organization that would affect the proprietary nature of any Company Intellectual Property Rights owned by, or, to the Knowledge of the Company, exclusively licensed to, the Company or any of its Subsidiaries or Company Technology or restrict the ability of the Company or any of the Company’s Subsidiaries to enforce, license or exclude others from using any Company Intellectual Property Rights owned by, or, to the Knowledge of the Company, exclusively licensed to, the Company or any of its Subsidiaries  or Company Technology, in each case, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.  To the Knowledge of the Company, since January 1, 2008, none of the employees, consultants or independent contractors of the Company or any of its Subsidiaries) who is or was involved in, or who has or will have contributed to, the creation or development of any of the Company Intellectual Property Rights owned by the Company or any of its Subsidiaries or material Company Technology has, during the time period in which such Person was engaged by the Company or any of its Subsidiaries, was an employee of any R&D Sponsor. Except as set forth in Section 3.15(i) of the Company Disclosure Letter, none of the Company Products or any products or Intellectual Property under development by Company or any of its Subsidiaries  uses or incorporates any Intellectual Property that was developed by the Company or any of its Subsidiaries using funding provided by the OCS, nor does the OCS or any Governmental Authority have any ownership interest in or right to restrict the sale, licensing, distribution or transfer of such products.  Section 3.16 of the Company Disclosure Letter sets forth the amount of each Government Grant received by the Company or any of its Subsidiaries from the OCS.

Section 3.16     Tax Matters.  Except for such matters that have not resulted in and would not reasonably be expected to result in, individually or in the aggregate, material liabilities to the Company and its Subsidiaries (taken as a whole):

(a)           The Company and each of its Subsidiaries (i) have timely filed (taking into account any extensions of time in which to file) all federal, state, local and foreign returns, estimates, claims for refund, information statements and reports or other similar documents with respect to Taxes (including amendments, schedules, or attachments thereto) relating to any and all Taxes (“Tax Returns”) required to be filed with any Governmental Authority by any of them and all such filed Tax Returns are true, correct and complete and were prepared in compliance with all applicable Laws and (ii) have timely paid, or have adequately reserved (in accordance with GAAP) on the most recent financial statements contained in the Company Reports for the payment of, all Taxes required to be paid (in addition to any reserve for deferred Taxes to reflect timing differences between book and Tax items or carryforwards) for all Taxable periods and portions thereof through the Company Balance Sheet Date and since then, the Company and the Company’s Subsidiaries have not incurred any liability for Taxes (i) from extraordinary gains or losses within the meaning of GAAP, (ii) outside the ordinary course of business consistent with past practice, or (iii) otherwise inconsistent with past custom and practice.

(b)           No deficiencies for any Taxes have been asserted in writing or assessed in writing, or to the Knowledge of the Company, proposed, against the Company or any of its Subsidiaries that are not subject to adequate reserves on the consolidated financial statements of the Company and its Subsidiaries (in accordance with GAAP) as adjusted in the ordinary course of business consistent with past practice through the Effective Time, nor has the Company or any of its Subsidiaries executed any waiver of any statute of limitations on or extending the period for the assessment or collection of any Tax.  There are no Liens (other than Permitted Liens) on any of the assets of the Company or its Subsidiaries for Taxes.

(c)           No audit of any material Tax Return of the Company or any of its Subsidiaries is presently in progress, nor has the Company or any of its Subsidiaries been notified in writing of any request for such an audit.

(d)           Neither the Company nor any of its Subsidiaries has performed or was part of any action or transaction that is classified as a “reportable transaction” under Section 131C(2)(g) of the Ordinance and the regulations promulgated thereunder.

(e)           With respect to each transaction in which the Company or any of its Subsidiaries has participated that is a “reportable transaction” within the meaning of U.S. Treasury Regulation § 1.6011-4(b)(1) (or any similar provision of the Tax Laws of any other jurisdiction), such participation has been properly disclosed on IRS Form 8886 or as otherwise required under the Tax Laws of any other jurisdiction.

(f)           No extension of time within which to file any Tax Return required to be filed by the Company or any of its Subsidiaries is currently in effect.

(g)          No action, suit, investigation, claim or assessment is pending or to the Company’s Knowledge threatened with respect to Taxes for which the Company or any of its Subsidiaries may be liable.

(h)           No unresolved claim has been made by a Governmental Authority in a jurisdiction where the Company or any of its Subsidiaries does not pay Taxes or file Tax Returns asserting that the Company or such Subsidiary, respectively, is or may be subject to Taxes assessed by such jurisdiction.

(i)            Neither the Company nor any of its Subsidiaries is bound by any Tax indemnity, Tax sharing agreement or Tax allocation agreement or arrangement or any similar agreement with respect to Taxes, nor is there any other reason, as transferee or successor, by operation of Law or otherwise, that the Company or any of its Subsidiaries will have, as of the Closing Date, any liability for Taxes of any other entity.

(j)            There are no Tax rulings, requests for rulings, private letter rulings, technical advice memoranda, similar agreement, or closing agreements relating to Taxes for which the Company or any of its Subsidiaries is reasonably expected to be liable that would reasonably be expected to affect the Company’s or any of its Subsidiaries’ liability for Taxes for any taxable period ending after the Closing Date.

(k)            Neither the Company nor any of its Subsidiaries will be required to include or accelerate the recognition of any item in income, or exclude or defer any deduction or other tax benefit, in each case in any taxable period (or portion thereof) after Closing, as a result of any change in method of accounting, closing agreement, intercompany transaction, installment sale, or the receipt of any prepaid amount, in each case prior to Closing.

(l)           All Taxes that the Company or any of its Subsidiaries is required by law or contract to withhold or to collect from each payment made to any employee, contractor, consultant, shareholder or other person have been duly withheld and collected and have been duly and timely paid to the appropriate Governmental Authority.  The Company and the Company’s Subsidiaries have complied with all record keeping and reporting requirements in connection with amounts paid or owing to any employee, independent contractor, creditor or shareholder.

(m)          Except as set forth on Section 3.16(m) of the Company Disclosure Letter, neither the Company, nor any of its Subsidiaries is or has been a member of any consolidated, unitary, combined or affiliated group within the meaning of Section 1504 of the Code (or any similar provision of Law relating to Taxes).

(n)           None of the Company’s Subsidiaries that is organized outside of Israel (i) is or has been an Israeli resident as defined in Section 1 of the Ordinance or (ii) has or has had any assets that principally comprise, directly or indirectly, assets located in Israel, in either case as determined in accordance with the Israeli Law relating to Taxes.

(o)           Neither the Company nor any of the Company’s Subsidiaries is subject to any restrictions or limitations pursuant to Part E2 of the Ordinance or pursuant to any Tax ruling made with reference to the provisions of such Part E2 or otherwise.

(p)           Neither the Company nor any of its Subsidiaries has been at any time a “United States real property holding corporation” for purposes of Sections 897 and 1445 of the Code.

(q)           During the last three years, neither the Company nor any of its Subsidiaries has been a “distributing corporation” or a “controlled corporation” in a distribution intended to qualify under Section 355 of the Code (or any similar provision of Law relating to Taxes).

(r)            Section 3.16(r) of the Company Disclosure Letter lists all Government Grants, including but not limited to Approved Enterprise Status from the Investment Center. Section 3.16(r) of the Company Disclosure Letter details all currently outstanding financial liabilities of the Company or any of its Subsidiaries under each of the Government Grants.  The Company and the Company’s Subsidiaries are in compliance in all material respects with the terms, conditions and requirements of their respective Government Grants and have duly fulfilled in all material respects all the undertakings relating thereto.  To the Company’s Knowledge: (i) the Investment Center does not have any intention to revoke or materially modify any of the Israeli Government Grants, and (ii) the Company and any of its Subsidiaries is in compliance in all material respects with the terms of any Israeli Government Grant.

(s)           All Company Options granted to individuals subject to Tax under Section 409A of the Code have an exercise price equal to not less than the fair market value (determined in accordance with Section 409A of the Code) of the underlying Company Shares on the date of grant and no Company Option has a feature for the deferral of compensation within the meaning of Section 409A of the Code.

Section 3.17     Employee Plans.

(a)           Section 3.17(a) of the Company Disclosure Letter sets forth a complete and accurate list of (i) each (A) “employee benefit plan” (as defined in Section 3(3) of ERISA), whether or not subject to ERISA and (B) other bonus, stock option, stock purchase or other equity-based, benefit, incentive compensation, profit sharing, savings, retirement, disability, vacation (entitlement and accrual), sick days (entitlement and accrual), deferred compensation, severance, termination, retention, change of control and other similar fringe, welfare or other employee benefit plan, program, agreement, contract, written policy or binding arrangement (whether or not in writing) maintained or contributed to for the benefit of any current or former employee, officer or director of the Company, any of its Subsidiaries or any other trade or business (whether or not incorporated) which would be treated as a single employer with the Company or any of its Subsidiaries under Section 414 of the Code (an “ERISA Affiliate”), or with respect to which the Company or any of its Subsidiaries has any Liability, and (ii) each employment agreement with each executive management employee of the Company or any of its Subsidiaries ((i) and (ii) collectively the “Material Employee Plans” and, together with any other material employment agreement with respect to which the Company or one of its Subsidiaries is a party, the “Employee Plans”), in each case, excluding plans, agreements or other arrangements required to be established or contributed to by statute or regulatory agency.

(b)           With respect to each Employee Plan, to the extent applicable, the Company has made available to Parent complete and accurate copies of (A) each Material Employee Plan; (B) the two most recent annual report on Form 5500 required to have been filed with the IRS for each Employee Plan, including all schedules thereto; (C) the most recent determination letter, if any, from the IRS for any Employee Plan that is intended to qualify under Section 401(a) of the Code; (D) the plan documents and summary plan descriptions, or a written description of the terms of any Employee Plan that is not in writing; (E) any related trust agreements, insurance contracts, insurance policies or other documents of any funding arrangements; (F) any notices to or from the IRS or the United States Department of Labor relating to any material compliance issues in respect of any such Employee Plan; (G) with respect to each Employee Plan that is maintained in any non-U.S. jurisdiction, to the extent applicable, (x) the most recent annual report or similar compliance documents required to be filed with any Governmental Authority with respect to such plan and (y) any document comparable to the determination letter reference under clause (C) above issued by a Governmental Authority relating to the satisfaction of Law necessary to obtain the most favorable tax treatment; (H) in the case of each Employee Plan intended to be qualified under Section 401(a) of the Code, the most recent IRS determination or opinion letter applicable to the Company Benefit Plans; and (I) all related custodial agreements, insurance policies (including fiduciary liability insurance covering the fiduciaries of the Employee Plan), administrative services and similar agreements, and investment advisory or investment management agreements, if any.  Each such Form 5500 and each such summary plan description (or similar document) was as of its date and is true, complete and correct in all material respects.

(c)           No Employee Plan is (1) a “defined benefit plan” (as defined in Section 414 of the Code), (2) a “multiemployer plan” (as defined in Section 3(37) of ERISA), (3) a “multiple employer plan” (as defined in Section 4063 or 4064 of ERISA) (in each case under clause (1), (2) or (3) whether or not subject to ERISA) or (4) subject to Section 302 of ERISA, Section 412 of the Code or Title IV of ERISA. None of the Company, any of its Subsidiaries, any officer of the Company or any of its Subsidiaries or any of the Employee Plans which are subject to ERISA, any trusts created thereunder or any trustee or administrator thereof, has engaged in a “prohibited transaction” (as such term is defined in Section 406 of ERISA or Section 4975 of the Code) or any other breach of fiduciary responsibility that would reasonably be expected to subject the Company, any of its Subsidiaries or any officer of the Company or any of its Subsidiaries to any material tax or penalty on prohibited transactions imposed by such Section 4975 of the Code or to any liability under Section 502(i) or 502(1) of ERISA.

(d)           Each Employee Plan has been maintained, operated and administered in compliance in all material respects with its terms and with all applicable Law including the applicable provisions of ERISA and the Code.

(e)           There are no Legal Proceedings pending or, to the Knowledge of the Company, threatened on behalf of or against any Employee Plan, the assets of any trust under any Employee Plan, or the plan sponsor, plan administrator or any fiduciary or any Employee Plan with respect to the administration or operation of such plans, other than (x) routine claims for benefits that have been or are being handled through an administrative claims procedure or (y) Legal Proceedings that have not resulted in and would not reasonably be expected to result in, individually or in the aggregate, material liabilities to the Company and its Subsidiaries (taken as a whole).

(f)           With respect to each Employee Plan that is a “welfare benefit plan” within the meaning of Section 3(1) of ERISA (i) no such Employee Plan provides benefits to former employees of the Company or its ERISA Affiliates, other than pursuant to Section 4980B of the Code or any similar Law; (ii) no such Employee Plan is unfunded or funded through a “welfare benefits fund” (as such term is defined in Section 419(e) of the Code), (iii) each such Employee Plan that is a “group health plan” (as such term is defined in Section 5000(b)(1) of the Code), complies with the applicable requirements of Section 4980B(f) of the Code and (iv) each such Employee Plan (including any such Employee Plan covering retirees or other former employees) may be amended or terminated without material liability to the Company and the Company’s Subsidiaries on or at any time after the Effective Time.

(g)           Each Employee Plan that is intended to be “qualified” under Section 401 of the Code may rely on a prototype opinion letter or has received a favorable determination letter from the IRS to such effect (or there remains sufficient time for the Company of its Subsidiaries to file an application for such determination letter from the IRS) and no such determination letter opinion has been revoked nor, to the Knowledge of the Company, no fact, development or event has occurred or exists since the date of such determination or opinion letter that has materially and adversely affected the qualified status of any such Employee Plan nor has any such Employee Plan been amended since the date of its most recent determination opinion letter or application therefor in any respect that would materially and adversely affect its qualification or materially increase its costs.

(h)           Other than payments that may be made to the Persons listed in Section 3.17(h) of the Company Disclosure Letter (the “Primary Company Executives”), any amount that could be received (whether in cash or property or the vesting of property) as a result of the Merger or any other transaction contemplated hereby by any employee, officer or director of the Company or any of its Affiliates who is a “disqualified individual” (as such term is defined in proposed Treasury Regulation Section 1.280G-1) under any employment, severance or termination agreement, other compensation arrangement or Employee Plan currently in effect would not be characterized as an “excess parachute payment” (as defined in Section 280G(b)(1) of the Code) and would not result in the imposition of an excise Tax under Section 4999 of the Code (or similar provisions of Law relating to Taxes).  The Company is not a party to, nor is it otherwise obligated under, any contract, agreement, plan or arrangement that provides for the gross-up of the excise Tax imposed by Section 4999 of the Code (or similar provision of Law relating to Taxes).

(i)           To the extent applicable, each International Employee Plan has been approved by the relevant taxation and other Governmental Authorities so as to enable: (i) the Company or any of its Subsidiaries and the participants and beneficiaries under the relevant International Employee Plan and (ii) in the case of any International Employee Plan under which resources are set aside in advance of the benefits being paid (a “Funded International Employee Plan”), the assets held for the purposes of the Funded International Employee Plans, to enjoy the most favorable taxation status possible and the Company is not aware of any ground on which such approval may cease to apply. Each Employee Plan that is intended to qualify as a capital gains route plan under Section 102 of the Ordinance (“Section 102 Plan”) has received a favorable determination or approval letter or is otherwise approved by the ITA as such. All Company Options and Company RSUs granted and Company Shares issued under any Section 102 Plan have been granted or issued, as applicable, in compliance in all material respects with the applicable requirements of Section 102 (including the relevant sub-section of Section 102) and the written requirements and guidance of the ITA, including, without limitation, the adoption of the applicable board and shareholders resolutions, the timely filing of the necessary documents with the ITA, the submission of the application to the ITA to approve a Section 102 Plan, the appointment of an authorized trustee to hold the Company Options, Company RSUs and, if applicable, Company Shares issued upon exercise of Company Options, the execution by each holder of Company 102 Securities of an undertaking to comply with the provisions of Section 102 of the Ordinance, and the timely deposit of such securities or related documents with such trustee, pursuant to the terms of Section 102 and the guidance of the ITA published by the ITA on July 24, 2012 and clarification dated November 6, 2012.

(j)           Neither the execution or delivery by the Company of this Agreement and the Ancillary Agreements to which it is a party nor the consummation by the Company of the transactions contemplated by this Agreement and the Ancillary Agreements to which it is a party will (A) result in any payment or benefit becoming due or payable, or required to be provided, to any director, employee or independent contractor of the Company or any of its Subsidiaries, (B) increase the amount or value of any benefit or compensation otherwise payable or required to be provided to any such director, employee or independent contractor, (C) result in the acceleration of the time of payment, vesting or funding of any such benefit or compensation, or (D) result in any breach or violation of, or a default under, any Employee Plan.

(k)           Except as required by applicable Law or the terms of any Employee Plans as in effect on the date hereof, neither the Company nor any of its Subsidiaries has any plan or commitment to amend in any material respect or establish any new Employee Plan or to continue or materially increase any benefits under any Employee Plan.

Section 3.18     Labor Matters.

(a)           Except as set forth on Section 3.18 of the Company Disclosure Letter, (i) neither the Company nor any of its Subsidiaries is a party to any collective bargaining agreement, labor union contract, or trade union agreement with any labor organization or similar body representing employees of the Company or its Subsidiaries (each a “Collective Bargaining Agreement”), except for Collective Bargaining Agreements applicable to all employees in Israel, (ii) no Collective Bargaining Agreement is being negotiated by the Company or any of its Subsidiaries, (iii) to the Knowledge of the Company, there are no activities or proceedings of any labor or trade union to organize any employees of the Company or any of its Subsidiaries and there is no pending written demand for recognition from any collective bargaining representative with respect to any of the employees of the Company or its Subsidiaries, and (iv) there is not, and since January 1, 2010 there has not been, any strike, lockout, slowdown, or work stoppage against the Company or any of its Subsidiaries pending or, to the Knowledge of the Company, threatened that  is reasonably expected to interfere in any material respect with the respective business activities of the Company or any of its Subsidiaries.

(b)           The Company and its Subsidiaries are in compliance in all material respects with applicable Laws and Orders with respect to employment and employment practices, terms and conditions of employment, worker classification, wages, hours of work, days of work, withholdings and occupational safety and health (including but not limited to all obligations imposed by Contract, employment agreements or applicable Laws, regulations and permits regarding wage and hour requirements, correct classification of independent contractors and of employees as exempt and non-exempt, immigration status, discrimination in employment, employee health and safety, vacation (entitlement and accrued), severance (entitlement and accrued), employment of women, collective bargaining and arrangements, the Worker Adjustment and Retraining Notification Act and any similar national, state or local “mass layoff” or “plant closing” Law (“WARN”)), civil rights, fair employment practices, immigration, pay equity, workers’ compensation and the collection and payment of withholding and/or social security Taxes and any similar Tax, and the keeping of records in relation to the foregoing. Since January 1, 2013 there has been no “mass layoff” or “plant closing” (as defined by WARN), collective redundancy or similar action with respect to the Company or any of its Company’s Subsidiaries.

(c)           Except for matters that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) neither the Company nor any of its Subsidiaries is engaged in any unfair labor practice; (ii) there are not any unfair labor practice charges or complaints against the Company or any of its Subsidiaries pending, or, to the Knowledge of the Company, threatened, before any Governmental Authority responsible for supervising, administrating or regulating labor practices, including the National Labor Relations Board or similar bodies; (iii) there are not any pending, or, to the Knowledge of the Company, threatened, union grievances against the Company or any of its Subsidiaries as to which there is a reasonable possibility of adverse determination; and (iv) neither the Company nor any of its Subsidiaries has received any written communication since January 1, 2011 of the intent of any Governmental Authority responsible for the enforcement of labor or employment laws to conduct an investigation of the Company or any of its Subsidiaries and, to the Knowledge of the Company, no such investigation is pending.

(d)           Solely with respect to employees who reside or work in Israel (“Israeli Employees”): (i) Neither the Company nor any of its Subsidiaries has or is subject to, and no Israeli Employee of the Company or any of its Subsidiaries benefits from, any extension order (tzavei harchava) or any contract or arrangement with respect to employment or termination thereof (other than extension orders applicable to all employees in Israel), (ii)  the Company’s or its applicable Subsidiary’s obligations to provide statutory severance pay to its Israeli Employees pursuant to the Severance Pay Law-1963 and vacation pursuant to the Israeli Annual Leave Law-1951 and any personal employment agreement have been satisfied or have been fully funded by contributions to appropriate insurance funds or accrued on the Company’s financial statements, and (iii) the Company and the Company’s Subsidiaries are in compliance in all material respects with all applicable Law, regulations, permits and Contracts relating to employment, employment practices, wages, bonuses, commissions and other compensation matters and terms and conditions of employment related to its Israeli Employees, including The Advance Notice of Discharge and Resignation Law, (5761-2001), The Notice to Employee (Terms of Employment) Law (5762-2002), The Prevention of Sexual Harassment Law (5758-1998), the Hours of Work and Rest Law, 1951, the Annual Leave Law, 1951, the Salary Protection Law, 1958, Law for Increased Enforcement of Labor Laws, 2011  and The Employment of Employee by Manpower Contractors Law (5756-1996). To the Knowledge of the Company, the Company and the Company’s Subsidiaries have not engaged any Israeli Employees whose employment would require special approvals from any Governmental Authority. “Israeli Employee” shall not include any consultants, sales agents or other independent contractors. Except for matters that have not resulted in and would not, individually or in the aggregate, result in material liabilities to the Company and its Subsidiaries, taken as a whole, (A) all amounts that the Company and the Company’s Subsidiaries are legally or contractually required either (x) to deduct from their Israeli Employees’ salaries or to transfer to such Israeli Employees’ pension or provident, life insurance, incapacity insurance, continuing education fund or other similar funds or (y) to withhold from their Israeli Employees’ salaries and benefits and to pay to any Governmental Authority as required by the Ordinance and Israeli National Insurance Law or otherwise have, in each case, been duly deducted, transferred, withheld and paid (other than routine payments, deductions or withholdings to be timely made in the normal course of business and consistent with past practice), and (B) the Company and the Company’s Subsidiaries do not have any outstanding obligations to make any such deduction, transfer, withholding or payment (other than such that has not yet become due). To the Company’s Knowledge, the Company and the Company’s Subsidiaries have not engaged any consultants, sub-contractors, sales agents or freelancers who, according to Israeli Law, would be entitled to the rights of an employee vis-à-vis the Company or any of the Company’s Subsidiaries, including rights to severance pay, vacation, recuperation pay (dmei havraa) and other employee-related statutory benefits.

Section 3.19     Permits.

(a)           The Company and its Subsidiaries have, since January 1, 2010, complied, and are currently in compliance with, the terms of, and validly holds, all permits, licenses, authorizations, consents, approvals and franchises from Governmental Authorities required to conduct their businesses as currently conducted (“Permits”), except where the failure to comply with or validly hold any such Permits, have not had and would not reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect. Except for matters that have not had and would not reasonably be expected  to have, individually or in the aggregate, a Company Material Adverse Effect, (i) neither the Company nor any of its Subsidiaries has received written notice of any Legal Proceeding relating to (x) any actual, alleged, possible or potential violation of, or failure to comply with, any term or requirement of any such Permit or (y) any actual, proposed, possible or potential revocation, withdrawal, suspension, cancellation, termination, nonrenewal or modification of any such Permit;  (ii) to the Company’s Knowledge, no event has occurred and no circumstance exists that (with or without notice or lapse of time, or both) (x) constitute or would reasonably be expected to result, directly or indirectly, in a violation of, or a failure to comply with, any term or requirement of any such Permit or (y) would or would reasonably be expected to result, directly or indirectly, in the revocation, withdrawal, suspension, cancellation, termination, nonrenewal or modification of any of such Permits; and (iii) all applications required to have been filed for the renewal of each such Permit have been duly filed on a timely basis with the appropriate Governmental Authority, and all other filings required to have been made with respect to each such Permit have been duly made on a timely basis with the appropriate Governmental Authority.

(b)           The business of the Company and the Company’s Subsidiaries does not involve the use or development of, or engagement in, encryption technology, or other technology whose development, commercialization or export requires the Company or any of its Subsidiaries’ to obtain a license from the Israeli Ministry of Defense or an authorized body thereof pursuant to Section 2(a) of the Declaration Regarding the Control of Commodities and Services (Engagement in Encryption Means), 1974 or other legislation regulating the development, commercialization or export of technology.

Section 3.20     Compliance with Laws; FCPA Matters.

(a)           The Company and each of its Subsidiaries are and have been at all times since January 1, 2010, in compliance in all material respects with all Law and Orders applicable to the Company and its Subsidiaries or their respective assets.  Neither the Company nor any of its Subsidiaries has received any written communication during the past three years from a Governmental Authority that alleges that the Company or any of its Subsidiaries is not in compliance in any material respect with any Law or Order.

(b)           Neither the Company, the Company’s Subsidiaries nor any of their respective directors, officers or employees, nor, to the Knowledge of the Company, any of its agents or distributors or any other Person acting on behalf of the Company or any of its Subsidiaries has, in the course of their actions for or on behalf of the Company or its Subsidiaries, (i) violated or is in violation of any provision of the U.S. Foreign Corrupt Practices Act of 1977 (the “FCPA”), (ii) violated or is in violation of any applicable Law enacted in any jurisdiction in connection with or arising under the OECD Convention Combating Bribery of Foreign Public Officials in International Business Transactions (the “OECD Convention”), (iii) made, offered to make, promised to make or authorized the payment or giving of, directly or indirectly, any bribe, rebate, payoff, influence payment, kickback or other unlawful payment or gift of money or anything of value prohibited under any applicable Law addressing matters comparable to those addressed by the FCPA or the OECD Convention implementing legislation concerning such payments or gifts in any jurisdiction (any such payment, a “Prohibited Payment”), (iv) to the Knowledge of the Company, been subject to any investigation by any Governmental Authority with regard to any Prohibited Payment, or (v) violated or is in violation of any other Laws regarding use of funds for political activity or commercial bribery.

(c)           (i) The Company has no Knowledge of any actual or threatened material enforcement action by the U.S. Food and Drug Administration (the “FDA”) or any analogous Governmental Authority which has jurisdiction over the operations of the Company or any of the Company’s Subsidiaries, and (ii) since January 1, 2010, neither the Company nor any of its Subsidiaries has received written notice of any pending or threatened claim by the FDA or any analogous Governmental Authority which has jurisdiction over the operations of the Company or any of the Company’s Subsidiaries against the Company or the Company’s Subsidiaries.

(d)           Since January 1, 2011, all material reports, documents, claims and notices required to be filed, maintained, or furnished by the Company or the Company’s Subsidiaries to the FDA or any analogous Governmental Authority having jurisdiction over the operations of the Company and its Subsidiaries have been so filed, maintained or furnished.  All such reports, documents, claims, and notices were complete and correct in all material respects on the date filed (or were corrected in or supplemented by a subsequent filing).

(e)           Since January 1, 2010, neither the Company nor any of the Company’s Subsidiaries has received any FDA Form 483, Warning Letter, untitled letter or other written correspondence or notice from the FDA or analogous Governmental Authority in any jurisdiction in which the Company or any of its Subsidiaries operates alleging or asserting material noncompliance with any applicable Law or Permits, and the Company has no Knowledge that the FDA or any Governmental Authority is considering such action.

(f)           All studies, tests and preclinical and clinical trials conducted by the Company or the Company’s Subsidiaries since January 1, 2010 have been and are being conducted in material compliance with experimental protocols, procedures and controls pursuant to accepted professional scientific standards and applicable local, state and federal Laws, rules, regulations and guidance, including, but not limited to the applicable requirements of Good Laboratory Practices or Good Clinical Practices (as defined below), as applicable.  The Company and the Company’s Subsidiaries have not received any notices, correspondence or other communication from the FDA or other analogous Governmental Authority requiring the termination, suspension or material modification of any ongoing or planned clinical trials conducted by, or on behalf of, the Company or the Company’s Subsidiaries, and, to the Knowledge of the Company, neither the FDA nor other analogous Governmental Authority is considering such action.  For the purposes of this Agreement, (i) “Good Clinical Practices” means the FDA’s standards for the design, conduct, performance, monitoring, auditing, recording, analysis, and reporting of clinical trials contained in 21 C.F.R. Part 50, 54, 56, 312, 314, 320, 812, and 814 and (ii) “Good Laboratory Practices” means the FDA’s standards for conducting non-clinical laboratory studies contained in 21 C.F.R. Part 58.

(g)           Since January 1, 2010, the Company and the Company’s Subsidiaries have not, either voluntarily or involuntarily, initiated, conducted, or issued, or caused to be initiated, conducted or issued, any recall, market withdrawal or replacement, safety alert, warning, “dear doctor” letter, investigator notice or other notice or action relating to an alleged lack of safety or efficacy of any product sold by the Company or its Subsidiaries. As of the date of this Agreement, to the Company’s Knowledge, there are no facts which are reasonably likely to cause (i) the recall, market withdrawal or replacement of any product sold or intended to be sold by the Company or the Company’s Subsidiaries; (ii) a material change in the marketing classification or a material change in the labeling of any such products; or (iii) a termination or suspension of marketing of any such products.

(h)           There is no civil, criminal, administrative or other action, suit, demand, claim, hearing, investigation, proceeding, notice or demand pending, received or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries which would reasonably be expected to result in its exclusion from participation in Medicare, Medicaid or any other state or federal health care program or other Governmental Authority payment programs in which the Company or any of its Subsidiaries participates.

Section 3.21     Environmental Matters.  Except for such matters as have not had, individually or in the aggregate, a Company Material Adverse Effect or except as set forth on Section 3.21 of the Company Disclosure Letter:

(a)           The Company and its Subsidiaries are in compliance with all applicable Environmental Laws and neither the Company nor any of the Company’s Subsidiaries has been notified in writing in the past three (3) years by a Governmental Authority that it is in violation of any Environmental Law.

(b)           Neither the Company nor any of its Subsidiaries has generated, used, handled, stored, disposed of or released any Hazardous Substance at any property that the Company or any of its Subsidiaries own or lease in violation of any Environmental Law and in a manner which has given or would be reasonably expected to give rise to any liabilities or investigatory, corrective or remedial obligations pursuant to Environmental Laws.

(c)           Neither the Company nor any of its Subsidiaries is a party to or is the subject of any pending or to the Company’s Knowledge threatened Legal Proceeding alleging any Liability or responsibility under or noncompliance with any Environmental Law.  Neither the Company nor any of its Subsidiaries is subject to any Order by any Governmental Authority imposing any material liability or obligation under any Environmental Law. To the Knowledge of the Company, no site or premises currently owned or operated by the Company or any of its Subsidiaries is listed, or to the Company’s knowledge, is currently proposed for listing, on the National Priorities List or the Comprehensive Environmental Response, Compensation, and Liability Information System, both as maintained under the Federal Comprehensive Environmental Response, Compensation and Liability Act (“CERCLA”), or on any comparable state governmental lists.  Neither the Company nor any of its Subsidiaries has received written notification within the past three (3) years of any potential responsibility or liability of the Company or any of its Subsidiaries pursuant to the provisions of (i) CERCLA, (ii) any similar federal, state, local, foreign or other Environmental Law, or (iii) any Order issued pursuant to the provisions of any such Environmental Law.

(d)           The Company and the Company’s Subsidiaries have obtained all Permits required by Environmental Law necessary to enable them to conduct their respective businesses as currently conducted and are in compliance with such Permits.

(e)           The Company has furnished to Parent copies of all material environmental audits and risk and site assessments in the Company’s possession, if any, relating to compliance with Environmental Laws, management of Hazardous Materials, or the environmental condition of properties presently or formerly owned, operated, or leased in connection with the business of the Company or any of the Company’s Subsidiaries.

Section 3.22    Litigation.  Except as set forth in Section 3.22 of the Company Disclosure Letter and except for matters that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect (a) there is no Legal Proceeding pending or, to the Knowledge of the Company, threatened in writing against the Company, any of its Subsidiaries or any of the respective properties of the Company or any of its Subsidiaries, (b) neither the Company nor any of its Subsidiaries is subject to any outstanding Order, and (c) to the Knowledge of the Company, there are no pending or threatened investigations of the Company or any of its Subsidiaries by any Governmental Authority.

Section 3.23     Insurance.  Except for matters that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (a) all insurance policies maintained by the Company or any of its Subsidiaries are in full force and effect, (b) all premiums due and payable thereunder have been paid, (c) no written notice of cancellation has been received by the Company or any Subsidiary thereof with respect to such policies (other than in connection with ordinary renewals), and there is no existing event or circumstance which, with the giving of notice or lapse of time or both, would constitute a default, by any Person insured thereunder. There is no material claim by the Company or any of its Subsidiaries pending under any of the insurance policies of the Company and its Subsidiaries as to which coverage has been denied or disputed by the underwriters of such policies.

Section 3.24    Related Party Transactions.  Except for indemnification, compensation, employment or other similar arrangements between the Company or any of its Subsidiaries, on the one hand, and any director or officer thereof, on the other hand, and except as set forth in Section 3.24 of the Company Disclosure Letter, (a) there are no material transactions, agreements, arrangements or understandings between the Company or any of its Subsidiaries, on the one hand, and any current or former director or executive officer of the Company or any of his or her immediate family member, or any holder of five percent (5%) or more of the outstanding Company Shares (each, a “Related Party”), on the other hand, and (b) as of the date of this Agreement, no Related Party has made any material written claim against the Company or any of its Subsidiaries. Each material transaction between the Company or any of its Subsidiaries, on the one hand, and a Related Person, on the other hand, has been authorized by all necessary corporate action on the part of the Company or such Subsidiary, including in compliance with the ICL.

Section 3.25     Brokers.  Except for Barclays Capital Inc., there is no financial advisor, investment banker, broker, finder, agent or other Person that has been retained by or is authorized to act on behalf of the Company or any of its Subsidiaries who is entitled to any financial advisor’s, investment banking, brokerage, finder’s or similar fee or commission from the Company or any of its Subsidiaries in connection with the transactions contemplated by this Agreement. The Company has furnished to Parent a true and complete copy of the agreement between the Company or any of its Subsidiaries, on the one hand, and Barclays Capital Inc., on the other hand, relating to the Merger and the other transactions contemplated hereby.

Section 3.26     Opinion of Financial Advisor.  The Company Board has received the opinion of Barclays Capital, financial advisor to the Company, dated the date of this Agreement, to the effect that, as of the date of such opinion and based upon and subject to the qualifications and assumptions set forth therein, from a financial point of view, the Merger Consideration to be offered to the holders of Company Shares is fair to such holders.

Section 3.27    Anti-Takeover Statutes.  Assuming that the representations of Parent and Merger Sub set forth in Section 4.7 are accurate, other than as set forth in the ICL, no “moratorium,” “control share acquisition,” “fair price,” “interested shareholder,” “affiliate transaction,” “business combination” or similar antitakeover statute apply to this Agreement, the Merger or any other transaction contemplated by this Agreement. Neither the Company nor any of the Company’s Subsidiaries is bound by or has in effect any “poison pill” or similar shareholder rights plan.

Section 3.28     Proxy Statement.  The information supplied by the Company and its Representatives for inclusion or incorporation by reference in the Proxy Statement will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which it is made, not misleading at the date it is first mailed to the Company’s shareholders and at the time of the Company Shareholders Meeting and at the time of any amendment or supplement thereof.  The Proxy Statement will, when filed with the ISA or furnished to the SEC, comply as to form in all material respects with all applicable Laws. The Proxy Statement shall contain (or incorporate by reference) all material information relating to the Company Shareholders’ decision to adopt and approve this Agreement and the Merger that is required by applicable Law.  Notwithstanding the foregoing, no representation or warranty is made by the Company with respect to information supplied by Parent or Merger Sub or any of their Affiliates, directors, officers, employees, affiliates, agents or other representatives for inclusion or incorporation by reference in any such document.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Parent and Merger Sub hereby represent and warrant to the Company as follows:

Section 4.1       Organization; Good Standing.  Parent is a corporation duly organized, validly existing and in good standing under the Laws of the Grand Duchy of Luxembourg and has the requisite corporate power and authority to conduct its business as it is presently being conducted and to own, lease or operate its respective properties and assets.  Merger Sub is a corporation duly organized and validly existing under the laws of the State of Israel and has the requisite corporate power and authority to conduct its business as it is presently being conducted and to own, lease or operate its respective properties and assets.  Each of Parent and Merger Sub is in good standing (to the extent either such concept is recognized under applicable Law) in each jurisdiction where such good standing necessary, except where the failure to be so qualified or in good standing would not, individually or in the aggregate, prevent or materially delay the consummation by Parent and Merger Sub of the transactions contemplated hereby or the performance by Parent and Merger Sub of their respective covenants and obligations hereunder.  Parent has delivered or made available to the Company complete and correct copies of the certificate of incorporation, bylaws, articles of association or other constituent documents, as amended to date, of Parent and Merger Sub.

Section 4.2       Corporate Power; Enforceability.  Each of Parent and Merger Sub has the requisite corporate power and authority to execute and deliver this Agreement and each Ancillary Agreement to which it is, or is specified to be a party, to perform their respective covenants and obligations hereunder and to consummate the transactions contemplated hereby and thereby.  The execution and delivery by Parent and Merger Sub of this Agreement and each Ancillary Agreement to which each is or is specified to be a party, the performance by Parent and Merger Sub of their respective covenants and obligations hereunder and thereunder and the consummation by Parent and Merger Sub of the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate or other action on the part of Parent and Merger Sub, and no other corporate or other proceeding on the part of Parent or Merger Sub is necessary to authorize the execution and delivery by Parent and Merger Sub of this Agreement and each Ancillary Agreement to which each is or is specified to be a party,  the performance by Parent and Merger Sub of their respective covenants and obligations hereunder or thereunder or the consummation by Parent and Merger Sub of the transactions contemplated hereby or thereby.  This Agreement has been duly executed and delivered by each of Parent and Merger Sub and at or before the Closing Parent and Merger Sub will have duly executed and delivered each Ancillary Agreement to which each is or is specified to be a party, and this Agreement constitutes, and each Ancillary Agreement to which each of Parent and Merger Sub is or is specified to be a party will after such execution and delivery constitute, assuming the due authorization, execution and delivery by the Company, a legal, valid and binding obligation of each of Parent and Merger Sub, enforceable against each in accordance with their terms, except that such enforceability (a) may be limited by applicable bankruptcy, insolvency, reorganization, moratorium and other similar laws affecting or relating to creditors’ rights generally, and (b) is subject to general principles of equity.

Section 4.3       Non-Contravention.  The execution and delivery by Parent and Merger Sub of this Agreement, the performance by Parent and Merger Sub of their respective covenants and obligations hereunder and the consummation by Parent and Merger Sub of the transactions contemplated hereby do not and will not (a) violate or conflict with any provision of the articles of incorporation or bylaws or other organizational documents of Parent or the articles of association of Merger Sub, (b) violate, conflict with, or result in the breach of or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or result in the termination of, or accelerate the performance required by, or result in a right of termination or acceleration under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, lease, license, contract, agreement or other instrument or obligation to which Parent or Merger Sub is a party or by which Parent, Merger Sub or any of their properties or assets may be bound, (c) assuming the Approvals referred to in Section 3.4 are obtained or made, violate or conflict with any Law or Order applicable to Parent or Merger Sub or by which any of their properties or assets are bound or (d) result in the creation of any Lien upon any of the properties or assets of Parent or Merger Sub, except in the case of each of clauses (b), (c) and (d) above, for such violations, conflicts, defaults, terminations, accelerations or Liens which would not, individually or in the aggregate, prevent or materially delay the consummation by Parent and Merger Sub of the transactions contemplated hereby or the performance by Parent and Merger Sub of their respective covenants and obligations hereunder.

Section 4.4       Required Governmental Approvals.  No Approval of any Governmental Authority is required on the part of Parent, Merger Sub or any of their Affiliates in connection with the execution and delivery by Parent and Merger Sub of this Agreement, the performance by Parent and Merger Sub of their respective covenants and obligations hereunder and the consummation by Parent and Merger Sub of the transactions contemplated hereby, other than (a) the execution by Parent of an undertaking in customary form in favor of the OCS to comply with the applicable Israeli Encouragement of Industrial Research and Development Law, 1984, (b) the Approval under the HSR Act and other applicable Antitrust Laws, (c) the filing of the Merger Proposal and Merger Notice with the Companies Registrar and all such other notices or filings required under the ICL with respect to the consummation of the Merger and the issuance of the Certificate of Merger by the Companies Registrar, and (d) such other Approvals the failure of which to make or obtain would not, individually or in the aggregate, prevent or materially delay the consummation by Parent and Merger Sub of the transactions contemplated hereby or the performance by Parent and Merger Sub of their respective covenants and obligations hereunder.

Section 4.5        Litigation.  As of the date hereof, there is no Legal Proceeding pending or, to the knowledge of Parent, threatened in writing against or affecting Parent or Merger Sub or any of their Affiliates or any of their respective properties that would, individually or in the aggregate, prevent or materially delay the consummation by Parent and Merger Sub of the transactions contemplated hereby or the performance by Parent and Merger Sub of their respective covenants and obligations hereunder. As of the date hereof, neither Parent nor Merger Sub is subject to any outstanding Order that would, individually or in the aggregate, prevent or materially delay the consummation by Parent and Merger Sub of the transactions contemplated hereby or the performance by Parent and Merger Sub of their respective covenants and obligations hereunder.

Section 4.6       Proxy Statement.  The information supplied by Parent, Merger Sub or any of their Representatives for inclusion or incorporation by reference in the Proxy Statement will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which it is made, not misleading at the date it is first mailed to the Company’s shareholders and at the time of the Company Shareholders Meeting and at the time of any amendment or supplement thereof.  Any document that is required to be filed or furnished by Parent, Merger Sub or any of their respective Affiliates with the ISA, the SEC or any other Governmental Authority in connection with the transactions contemplated by this Agreement will, when filed with or furnished to the SEC or such other Governmental Authority, comply as to form in all material respects with applicable Law.  Notwithstanding the foregoing, no representation or warranty is made by Parent or Merger Sub with respect to information supplied by the Company or any of its Affiliates, directors, officers, employees, affiliates, agents or other representatives for inclusion or incorporation by reference in any such document.

Section 4.7        Ownership of Company Capital Stock. Neither Parent nor any of its Subsidiaries owns (beneficially or otherwise) any Company Shares or Company Securities or Subsidiary Securities (or any other economic interest through derivative securities or otherwise in the Company or any Subsidiary of the Company) except pursuant to this Agreement.  None of the Persons referred to in Section 320(c) of the ICL with respect to Parent or Merger Sub owns any Company Shares.

Section 4.8       Brokers.  No agent, broker, finder or investment banker is entitled to any brokerage, finder’s or similar fee or commission from Parent or any of its Subsidiaries in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Parent or Merger Sub.

Section 4.9      Operations of Merger Sub.  Merger Sub has been formed solely for the purpose of engaging in the transactions contemplated hereby and, prior to the Effective Time, Merger Sub will not have engaged in any other business activities and will have incurred no Liabilities or obligations other than as contemplated by this Agreement.

Section 4.10     Shareholder and Management Arrangements.  Except as expressly authorized by the Company in writing or as contemplated by this Agreement, neither Parent or Merger Sub, or any of their respective Affiliates, is a party to any Contracts, or has made or entered into any formal or informal arrangements or other understandings (whether or not binding), with any shareholder, director, officer or other Affiliate of the Company or any of its Subsidiaries relating to this Agreement, the Merger or any other transactions contemplated by this Agreement, or the Surviving Company or any of its Subsidiaries, businesses or operations (including as to continuing employment) from and after the Effective Time.  Parent and Merger Sub have delivered to the Company complete and correct copies of any such Contract.

Section 4.11    No Other Company Representations or Warranties. Except for the representations and warranties set forth in Article III, Parent and Merger Sub hereby acknowledge and agree that neither the Company or any of its Subsidiaries, nor any of their respective Affiliates, shareholders, directors, officers, employees, agents, representatives or advisors, nor any other Person, has made or is making any other express or implied representation or warranty with respect to the Company or any of its Subsidiaries or their respective business or operations, including with respect to any information provided or made available to the Parent, Merger Sub or any of their respective Affiliates, shareholders, directors, officers, employees, agents, representatives or advisors, or any other Person.

Section 4.12     Funds.  Parent has, and will have as of the Closing Date, sufficient cash available (including cash available from any Affiliates of Parent) to pay all amounts to be paid by Parent pursuant to and in connection with this Agreement.  Parent’s obligations hereunder are not subject to a condition regarding Parent’s obtaining of funds to consummate the transactions contemplated hereunder.

Section 4.13    Non-Reliance on Company Estimates, Projections, Forecasts, Forward-Looking Statements and Business Plans.  In connection with the due diligence investigation of the Company by Parent and Merger Sub and their respective Affiliates, shareholders, directors, officers, employees, agents, representatives or advisors, Parent and Merger Sub and their respective Affiliates, shareholders, directors, officers, employees, agents, representatives and advisors have received and may continue to receive after the date hereof from the Company and its Affiliates, shareholders, directors, officers, employees, agents, representatives and advisors certain estimates, projections, forecasts and other forward-looking information, as well as certain business plan information, regarding the Company and its business and operations.  Parent and Merger Sub hereby acknowledge and agree (a) that there are uncertainties inherent in attempting to make such estimates, projections, forecasts and other forward-looking statements, as well as in such business plans, with which Parent and Merger Sub are familiar, and (b) that Parent and Merger Sub are taking full responsibility for making their own evaluation of the adequacy and accuracy of all estimates, projections, forecasts and other forward-looking information, as well as such business plans, so furnished to them (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, forward-looking information or business plans). Accordingly, Parent and Merger Sub hereby acknowledge and agree that none of the Company or any of its Subsidiaries, nor any of their respective Affiliates, shareholders, directors, officers, employees, agents, representatives or advisors, nor any other Person, has made or is making any express or implied representation or warranty with respect to such estimates, projections, forecasts, forward-looking statements or business plans (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, forward-looking statements or business plans).

Section 4.14     Parent and Merger Sub Board Approval.  The boards of directors of Parent and Merger Sub have each unanimously: (i) determined that the Merger is fair to, and in the best interest of, Merger Sub and its shareholders, (ii) approved this Agreement, the Merger and the other transactions contemplated herby, (iii) determined that, considering the financial position of the merging companies, no reasonable concern exists that the Surviving Company will be unable to fulfill the obligations of Merger Sub to its creditors, and (iv) resolved to recommend that the sole shareholder of Merger Sub approve this Agreement, the Merger and the other transactions contemplated hereby, pursuant to the terms hereof (which approval has been obtained simultaneously with the execution of this Agreement).

ARTICLE V

COVENANTS OF THE COMPANY

Section 5.1       Interim Conduct of Business.

(a)           Except (i) as contemplated, required or permitted by this Agreement, (ii) required by applicable Law, (iii) as set forth in Section 5.1 of the Company Disclosure Letter, or (iv) as approved by Parent (which approval shall not be unreasonably withheld, conditioned or delayed), at all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article IX and the Effective Time, each of the Company and each of its Subsidiaries shall (A) carry on its business in the usual, regular and ordinary course of business consistent with past practice in substantially the same manner as heretofore conducted, (B) use its commercially reasonable efforts, consistent with past practices, to preserve substantially intact its business organization, keep available the services of the current officers and key employees of the Company and its Subsidiaries, and preserve the current relationships of the Company and each of its Subsidiaries with customers, suppliers, distributors and other Persons with whom the Company or any of its Subsidiaries has significant business relations; and (C) to the extent reasonably practicable, notify and consult with Parent promptly (1) after receipt of any material communication from any Governmental Authority or inspections of any manufacturing or clinical trial site and before making any material submission to any Governmental Authority, and (2) prior to making any material change to a study protocol, adding new trials, making any material change to a manufacturing plan or process, or making a material change to the development timeline for any of its product candidates or programs.

(b)           Except (i) as contemplated, required or permitted by this Agreement, (ii) required by applicable Law, (iii) as set forth in Section 5.1 of the Company Disclosure Letter, or (iv) as approved by Parent (which approval shall not be unreasonably withheld, conditioned or delayed), at all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article IX and the Effective Time, the Company shall not do any of the following and shall not permit any of its Subsidiaries to do any of the following (it being understood and hereby agreed that if any action is expressly permitted by any of the following subsections or by Section 5.1 of the Company Disclosure Letter, such action shall be expressly permitted under all other subsections of this Section 5.1(b) and shall be expressly permitted under Section 5.1(a)):

(i)            cause, permit or propose any amendment to the articles of association or memorandum of association of the Company or amend any organizational document of any Subsidiary of the Company;

(ii)           issue, sell, deliver or agree or commit to issue, sell or deliver (whether through the issuance or granting of options, warrants, commitments, subscriptions, rights to purchase or otherwise) any Company Securities or any Subsidiary Securities, except for the issuance and sale of Company Shares pursuant to Company Options or Company RSUs outstanding on the date of this Agreement upon the exercise or vesting (as applicable) thereof and in accordance with their present terms;

(iii)           directly or indirectly acquire, repurchase, redeem or otherwise acquire any Company Securities or Subsidiary Securities, except in connection with Tax withholdings and exercise price settlements upon the exercise of Company Options or vesting of Company RSUs outstanding on the date of this Agreement and in accordance with their present terms;

(iv)          (A) split, combine, subdivide or reclassify any share capital, or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for its share capital or (B) declare, set aside or pay any dividend or other distribution (whether in cash, shares or property or any combination thereof) in respect of any of its share capital, or make any other actual, constructive or deemed distribution in respect of the shares capital, except for cash dividends made by any direct or indirect Subsidiary of the Company to the Company or one of its Subsidiaries;

(v)            propose to adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any of its Subsidiaries, or elect or appoint any new directors or executive officers of the Company, except for the transactions contemplated by this Agreement;

(vi)           (A) incur or assume any Indebtedness for borrowed money or guarantee any Indebtedness for borrowed money of another Person or issue any debt securities or other rights to acquire any debt securities of the Company or any of its Subsidiaries, except for (1) debt incurred in the ordinary course of business consistent with past practice under letters of credit, lines of credit or other credit facilities or arrangements in effect on the date hereof a copy of which was made available to the Parent or issuances or repayment of commercial paper in the ordinary course of business consistent with past practice, and (2) loans or advances between the Company and any direct or indirect Subsidiaries, or between any direct or indirect Subsidiaries, (B) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the Indebtedness for borrowed money of any other Person, except with respect to obligations of direct or indirect wholly-owned Subsidiaries of the Company incurred in the ordinary course consistent with past practice of such Subsidiary’s business, (C) make any loans, advances or capital contributions to or investments in any other Person (other than the Company or any direct or indirect wholly-owned Subsidiaries), except for business expense advances in the ordinary course of business consistent with past practice to employees of the Company or any of its Subsidiaries, (D) mortgage or pledge any of its or its Subsidiaries’ material assets, tangible or intangible or create exist any Lien thereupon (other than Permitted Liens or Liens granted in connection with the incurrence of any Indebtedness for borrowed money permitted under this Section 5.1(b)(vi));

(vii)         except as may be required by applicable Law or the terms of any Employee Plan as in effect on the date hereof, (A) enter into, adopt, amend in any material respect (including acceleration of vesting) or terminate any material bonus, profit sharing, incentive, compensation, severance, retention, termination, option, appreciation right, performance unit, stock equivalent, share purchase agreement, pension, retirement, deferred compensation, employment, severance or other employee benefit agreement, trust, plan, fund or other arrangement for the compensation, benefit or welfare of any director, officer or employee in any manner, or (B) increase the compensation payable or to become payable to any director, officer or employee, pay or agree to pay any special bonus or special remuneration to any director, officer or employee, or pay or agree to pay any material benefit not required by any plan or arrangement as in effect as of the date hereof, make any loans to any of its directors, officers or employees, agents or consultants (other than advancement of business expenses in the ordinary course of business), or make any change in its existing borrowing or lending arrangements for or on behalf of any such persons pursuant to an employee benefit plan or otherwise, in each case of (A) and (B) except for (1) payment of the 2013 annual bonus up to the full target amount under any applicable bonus plan of the Company (provided that a copy of such bonus plan has been made available to Parent prior to the date hereof), (2) the adoption of an incentive bonus plan for 2014 on terms that are consistent with those set forth in Section 5.1(b)(vii) of the Company Disclosure Letter, (3) compensation arrangements or agreements for employees who are not officers or directors in the ordinary course of business consistent with past practice unless the annual base salary payable to any employee (including base, bonus opportunity at target, equity, sign-on bonus and relocation) equals or exceeds $250,000, and (4) as permitted by Section 5.1(b)(ii);

(viii)        except as may be required as a result of a change in applicable Law or in GAAP, make any material change in any of the accounting principles or practices used by it (including any change in depreciation or amortization policies), or make any material change in internal accounting controls or disclosure controls and procedures;

(ix)           make or agree to make any new capital expenditure or expenditures that, individually, is in excess of $250,000 or, in the aggregate, are in excess of $500,000, except for capital expenditures that are contemplated by the Company’s 2013 or 2014 budget made available to Parent prior to the date hereof;

(x)            (A) acquire or agree to acquire (by merger, consolidation or acquisition of stock or assets or by any other manner) (1) any business or other Person or any material equity interest therein for consideration in excess of $1,000,000 in the aggregate or (2) any assets that are material, individually or in the aggregate, to the Company and the Company’s Subsidiaries, taken as a whole, except for purchases of inventory, services or supplies in the ordinary course of business consistent with past practice or other purchases contemplated by the Company’s 2013 or 2014 budget made available to Parent prior to the date hereof, (B) enter into any Contract (other than inter-company Contracts) with respect to a joint venture, strategic alliance or partnership  that is material to the Company and its Subsidiaries, taken as a whole; or (C) other than in the ordinary course consistent with past practice, sell, lease (as lessor), license or otherwise dispose of or subject to any Lien any properties or assets of the Company or its Subsidiaries, which are material to the Company and its Subsidiaries, taken as a whole;

(xi)           prepare or file any income Tax Return or other material Tax Return in a manner inconsistent with past practice or, on any such Tax Return, take any material position inconsistent with past practice, make or change any Tax election, settle or otherwise compromise any material claim relating to Taxes, settle any material dispute relating to Taxes, adopt or change any accounting method in respect of Taxes, enter into any Tax indemnity, sharing, allocation agreement or closing agreement, or consent to any extension or waiver of the statute of limitations period applicable to any material Tax claim or assessment, request any ruling or similar guidance with respect to Taxes, other than as set forth in Section 7.9 (Tax Rulings);

(xii)          (A) other than in the ordinary course of business consistent with past practice, discharge, settle or satisfy any claims, liabilities, litigation or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise) in an amount in excess of $250,000 individually or $1,000,000 in the aggregate, other than the payment, discharge, settlement or satisfaction of liabilities reflected or reserved against in, or contemplated by, the most recent consolidated financial statements (or the notes thereto) of the Company included in the Company Reports or incurred in the ordinary course of business consistent with past practice after the date of the most recent balance sheet included in such financial statements, (B) cancel any material Indebtedness for borrowed money (individually or in the aggregate) or waive any claims or rights with a value in excess of $500,000, or (C) give any material discount, accommodation or other concession (other than in the ordinary course of business consistent with past practice) in order to accelerate or induce the collection of any receivable;

(xiii)         apply for or accept (x) any Government Grant from the OCS or any other Israeli Governmental Authority, which Governmental Grant is extended to support the Company's research and development operations, or (y) any material Government Grants from any other Governmental Authority;

(xiv)        enter into, engage in or amend any transaction or Contract with any Related Party or any interested parties (Ba’alay Inyan);

(xv)         cancel or fail to in good faith seek to renew any material insurance policies; or

(xvi)        enter into a Contract, or otherwise resolve or agree in any legally binding manner, to take any of the actions prohibited by this Section 5.1(b)

(c)           Notwithstanding the foregoing, nothing in this Agreement is intended to give Parent, directly or indirectly, the right to control or direct the business or operations of the Company or its Subsidiaries at any time prior to the Effective Time.  Prior to the Effective Time, the Company and its Subsidiaries shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over their own business and operations.

Section 5.2       No Solicitation.

(a)           The Company shall and shall cause its Subsidiaries and their respective Representatives to immediately cease any and all existing discussions, communications or negotiations with any Persons conducted heretofore with respect to any Acquisition Proposal.

(b)           Subject to Section 5.2(c), at all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article IX and the Effective Time, the Company and its Subsidiaries shall not, nor shall they authorize or permit any of their respective Representatives to, directly or indirectly, (i) solicit or initiate the making, submission or announcement of, or knowingly encourage, facilitate or assist the making of, any offer or proposal which constitutes or is reasonably likely to lead to an Acquisition Proposal, (ii) furnish to any Person (other than Parent, Merger Sub or any designees of Parent or Merger Sub) any non-public information relating to the Company or any of its Subsidiaries, or afford to any Person (other than Parent, Merger Sub or any designees of Parent or Merger Sub) access to the business, properties, assets, books, records or other non-public information, or to any personnel, of the Company or any of its Subsidiaries, in any such case with the intent to induce the making, submission or announcement of, or the intent to knowingly encourage, facilitate or assist, an Acquisition Proposal or any inquiries or the making of any proposal or other communication that would reasonably be expected to lead to an Acquisition Proposal, (iii) participate or engage in discussions or negotiations with any Person with respect to an Acquisition Proposal, (iv) approve, endorse or recommend an Acquisition Proposal, or (v) enter into any Contract contemplating or otherwise relating to an Acquisition Transaction. The Company agrees that any material violation of the restrictions set forth in this Section 5.2(b) by it or any of its Subsidiaries or any of its or any of its Subsidiaries’ Representatives who is (x) a director or officer of the Company or any of its Subsidiaries, (y) a senior-level employee (i.e., managing director (or similar title) or above) of any financial advisor retained by the Company or any of its Subsidiaries or (z) a partner of any law firm retained by the Company or any of its Subsidiaries or any other Person acting with the actual authority of the Company (such Representatives and Persons collectively, “Senior Representatives”) shall be deemed a material breach of this Agreement by the Company.

(c)           Notwithstanding anything to the contrary set forth in this Section 5.2 or elsewhere in this Agreement, prior to the Effective Time, the Company Board (or any committee thereof), may, directly or indirectly through the Company’s Representatives, (i) participate or engage in discussions or negotiations with any Person that has, in the absence of any material violation of Section 5.2(b) by the Company, made a bona fide, written and unsolicited Acquisition Proposal and that the Company Board (or any committee thereof) determines in good faith, after consultation with its financial advisor and outside legal counsel, either constitutes or would reasonably be expected to lead to a Superior Proposal, and/or (ii) furnish to any Person that has, in the absence of any material violation of Section 5.2(b) by the Company, made an Acquisition Proposal of the type referred to clause (i), any non-public information relating to the Company or any of its Subsidiaries and/or afford to any Person that has, in the absence of any material violation of Section 5.2(b) by the Company, made such an Acquisition Proposal access to the business, properties, assets, books, records or other non-public information, or to any personnel, of the Company or any of its Subsidiaries, in each case under this clause (ii) pursuant to a confidentiality agreement that is no less favorable to the Company, in the aggregate, than the Confidentiality Agreement; provided, however, that in the case of any action taken pursuant to the preceding clauses (i) or (ii), (A) the Company Board (or any committee thereof) shall have determined in good faith (after consultation with outside U.S. legal counsel) that the failure to take such action would reasonably be expected to be inconsistent with the fiduciary duties of directors of a Delaware corporation under Delaware Law, (B) within twenty four (24) hours following such determination, the Company gives Parent written notice of the identity of such Person and the material terms of such Acquisition Proposal including any modifications thereto (unless such Acquisition Proposal is in written form, in which case the Company shall give Parent a copy thereof including any modifications thereto) and of the Company’s intention to participate or engage in discussions or negotiations with, or furnish non-public information to, such Person, and shall in no event begin providing such information to such Person prior to providing such notice to the Parent, and (C) as soon as reasonably practicable after furnishing any non-public information about the Company and its Subsidiaries to such Person (and in any event within twenty-four (24) hours thereafter), the Company furnishes such non-public information to Parent to the extent such information has not been previously furnished by the Company to Parent.

(d)           In addition to the obligations of the Company set forth in Section 5.2(b), the Company shall promptly (and in any event within twenty-four (24) hours from the time at which the Company becomes aware) notify Parent in writing if the Company becomes aware of the receipt by the Company or any of its Representatives of (i) any Acquisition Proposal, (ii) any request for information that would reasonably be expected to lead to an Acquisition Proposal, or (iii) any inquiry with respect to, or which would reasonably be expected to lead to, any Acquisition Proposal, the terms and conditions of such Acquisition Proposal, request or inquiry (unless such Acquisition Proposal, request or inquiry is in written form, in which case the Company shall give Parent a copy thereof), and the identity of the Person or group making any such Acquisition Proposal, request or inquiry.  The Company shall keep Parent reasonably informed of the status and terms of any such Acquisition Proposal, request or inquiry on a prompt basis, and in any event no later than twenty-four (24) hours after the occurrence of any material changes to any such Acquisition Proposal (including the terms and conditions thereof and of any modification thereto), and any developments, discussions and negotiations concerning any such Acquisition Proposal, including furnishing copies of any written inquiries, correspondence and draft documentation, and written summaries of any material oral inquiries or discussions.

(e)            The Company shall not, and shall cause its Subsidiaries not to, enter into any agreement with any Person subsequent to the date of this Agreement that would restrict the Company’s ability to provide to the Parent the information described in this Section 5.2, and neither the Company nor any of its Subsidiaries is currently party to any agreement that prohibits the Company from providing the information described in this Section 5.2 to the Parent.  The Company (A) except to the extent inconsistent with the fiduciary duties of directors of a Delaware corporation under applicable Delaware Law, shall not, and shall cause its Subsidiaries not to, terminate, waive, amend or modify, or grant permission under, any standstill provision in any confidentiality agreement to which it or any of its Subsidiaries is or becomes a party (other than as occurs in accordance with the terms of any such standstill provision in effect as of the date hereof), and (B) shall, and shall cause its Subsidiaries to, use reasonable best efforts to enforce such standstill provisions if it becomes aware of any material breach of any such standstill provision by the party subject thereto.

(f)            The Company shall promptly (but in no event later than two (2) Business Days after the date of this Agreement) (i) demand that each individual or entity that has executed a confidentiality agreement in the preceding eighteen (18) months in connection with any potential Acquisition Proposal return (or destroy, to the extent permitted by the terms of the applicable confidentiality agreement) all confidential information furnished to such individual or entity by or on behalf of the Company or any of its Subsidiaries in accordance with the terms of the applicable confidentiality agreement, and (ii) revoke or withdraw access of any Person (other than Parent, Merger Sub and their Representatives) to any data room (virtual or actual) containing any non-public information with respect to the Company or its Subsidiaries in connection with an Acquisition Proposal.

Section 5.3       Company Board Recommendation.

(a)           Subject to the terms of Section 5.3(c), Section 5.3(d) and Section 5.3(e), the Company Board shall recommend that the holders of Company Shares approve this Agreement and the Plan of Merger (the “Company Board Recommendation”).

(b)           Neither the Company Board nor any committee thereof shall (i) withhold, withdraw, amend or modify in a manner adverse to Parent in any material respect, or publicly propose to withhold, withdraw, amend or modify in a manner adverse to Parent in any material respect, the Company Board Recommendation,(ii) approve or recommend or propose to approve or recommend, any Acquisition Proposal (any action referred to in the foregoing clauses (i) and (ii) being referred to as a “Company Board Recommendation Change”), provided, however, that a “stop, look and listen” communication by the Company Board to the Company Shareholders pursuant to Rule 14d-9(f) of the Exchange Act, or any communication under Israeli law with substantially similar content, shall not be deemed to be a Company Board Recommendation Change, or (iii) enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement or similar agreement providing for the consummation of a transaction contemplated by any Acquisition Proposal (other than a confidentiality agreement referred to in Section 5.2(c) entered into in the circumstances referred to in Section 5.2(c)) (an “Alternative Acquisition Agreement”). The Company shall, within twenty four (24) hours following a determination by the Company Board (after consultation with its outside legal counsel and financial advisors) that an Acquisition Proposal constitutes a Superior Proposal, notify Parent in writing of such determination.

(c)           Notwithstanding the foregoing or anything to the contrary set forth in this Agreement, at any time prior to the receipt of the Company Shareholder Approval, the Company Board (or any committee thereof) may (x) effect a Company Board Recommendation Change and/or (y) if it elects to do so in connection with or following a Company Board Recommendation Change, terminate this Agreement pursuant to Section 9.1(e) in order to enter into a written definitive agreement with respect to a Superior Proposal, in each case, if (i) the Company receives a written, bona fide Acquisition Proposal from a third party (provided that the making of such Acquisition Proposal by the third party is not in violation of such third party’s standstill obligations to the Company (if any)), (ii) a material breach by the Company of Section 5.2 or this Section 5.3 has not contributed to the making of such Acquisition Proposal; (iii) the Company Board (or any committee thereof) concludes in good faith (after consultation with its outside legal counsel and financial advisors) that such Acquisition Proposal constitutes a Superior Proposal after giving effect to all of the adjustments to the terms of this Agreement which may have been offered by Parent prior to the determination by the Company Board (or any committee thereof); (iv) the Company Board (or any committee thereof) determines in good faith (after consultation with its outside U.S. legal counsel and financial advisors) that the failure to effect a Company Board Recommendation Change and/or terminate this Agreement pursuant to Section 9.1(e) would reasonably be expected to be inconsistent with the fiduciary duties of the directors of a Delaware corporation under Delaware Law; (v) the Company has notified Parent in writing that it intends to effect a Company Board Recommendation Change and/or terminate this Agreement in respect of such Superior Proposal, describing in reasonable detail the reasons for such Company Board Recommendation Change and/or termination (a “Recommendation Change Notice”), and shall have contemporaneously provided a copy of the proposed Alternative Acquisition Agreement with respect to such Superior Proposal (it being agreed that the Recommendation Change Notice and any amendment or update to such notice and the determination to so deliver such notice, or update or amend public disclosures with respect thereto shall not constitute a Company Board Recommendation Change for purposes of this Agreement); (vi) if requested by Parent, the Company shall have made its Representatives available to discuss with Parent’s Representatives any proposed modifications to the terms and conditions of this Agreement during the three (3) Business-Day period immediately following the delivery by the Company to Parent of such Recommendation Change Notice; and (vii) if Parent shall have delivered to the Company a written, binding and irrevocable offer capable of being accepted by the Company to alter the terms or conditions of this Agreement during such three (3) Business-Day period, the Company Board (or any committee thereof) shall have determined in good faith (after consultation with its outside U.S. legal counsel and financial advisors) after considering the terms of such offer by Parent, that the failure to effect a Company Board Recommendation Change and/or terminate this Agreement pursuant to Section 9.1(e) would still reasonably be expected to be inconsistent with the fiduciary duties of directors of a Delaware corporation under Delaware Law; provided, however, that the Company shall not terminate this Agreement pursuant to the foregoing clause (y), and any purported termination pursuant to the foregoing clause (y) shall be void and of no force or effect, unless in advance of or substantially concurrently with such termination the Company (1) pays the Parent the Termination Fee required by and pursuant to the terms of Section 9.3(b)(ii), and (2) immediately following such termination enters into a binding definitive contract for such Superior Proposal. In the event of any material revisions to the terms of the Superior Proposal, the Company shall be required to deliver a new Recommendation Change Notice to the Parent and to comply with the requirements of this Section 5.3 with respect to such new Recommendation Change Notice, and the three (3) Business Day-period referred to in clause (vi) shall be deemed to have re-commenced on the date of such new notice.

(d)           Notwithstanding the foregoing or anything to the contrary set forth in this Agreement, at any time prior to the receipt of the Company Shareholder Approval, the Company Board (or any committee thereof) may effect a Company Board Recommendation Change in response to an Intervening Event if (i) the Company Board (or any committee thereof) determines in good faith (after consultation with its outside U.S. legal counsel and financial advisors) that the failure to effect a Company Board Recommendation Change would reasonably be expected to be inconsistent with the fiduciary duties of the directors of a Delaware corporation under Delaware Law; (ii) the Company has delivered a Recommendation Change Notice to Parent regarding its intention to effect a Company Board Recommendation Change in respect of such Intervening Event, describing in reasonable detail the reasons for such Company Board Recommendation Change (it being agreed that the Recommendation Change Notice and any amendment or update to such notice and the determination to so deliver such notice, or update or amend public disclosures with respect thereto shall not constitute a Company Board Recommendation Change for purposes of this Agreement); (iii) if requested by Parent, the Company shall have made its Representatives available to discuss with Parent’s Representatives any proposed modifications to the terms and conditions of this Agreement during the three (3) Business Day-period immediately following the delivery by the Company to Parent of such Recommendation Change Notice; and (iv) if Parent shall have delivered to the Company a written, binding and irrevocable offer capable of being accepted by the Company to alter the terms or conditions of this Agreement during such three (3) Business Day-period, the Company Board (or any committee thereof) shall have determined in good faith (after consultation with its outside U.S. legal counsel and financial advisors) after considering the terms of such offer by Parent, that the failure to effect a Company Board Recommendation Change would still reasonably be expected to be inconsistent with the fiduciary duties of directors of a Delaware corporation under Delaware Law. In the event of any material changes to the facts and circumstances of such Intervening Event, the Company shall be required to deliver a new Recommendation Change Notice to the Parent and to comply with the requirements of this Section 5.3 with respect to such new Recommendation Change Notice, and the three (3) Business Day-period referred to in clause (iii) shall be deemed to have re-commenced on the date of such new notice.

(e)           Nothing in this Agreement shall prohibit the Company Board from (i) taking and disclosing to the Company Shareholders a position contemplated by Rule 14e-2(a) under the Exchange Act (or any communication under Israeli law with substantially similar content) or a position contemplated by Section 329 of the ICL, or complying with the provisions of Rule 14d-9 promulgated under the Exchange Act and (ii) making any disclosure to the Company Shareholders that the Company Board determines in good faith (after consultation with its outside legal counsel and financial advisors) that the failure to make such disclosure would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law; provided that, in either such case, any such statement(s) or disclosures made by the Company Board will be subject to the terms and conditions of this Agreement, including the provisions of Article X.

Section 5.4       Access. At all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article IX and the Effective Time, the Company shall, and shall cause each of its Subsidiaries to, afford Parent and its Representatives reasonable access during normal business hours, upon reasonable notice, to the properties, books and records and personnel of the Company and, during such period, the Company shall, and shall cause each of its Subsidiaries to, furnish promptly to Parent and its Representatives any information concerning its business, Taxes, properties or personnel as Parent may reasonably request, including (a) any report, schedule and other document filed or furnished by it with the ISA or the SEC and any material communication (including “comment letters”) received by the Company from the ISA or the SEC in respect of such filings, and (b) internal monthly consolidated financial statements of the Company and its Subsidiaries, to the extent prepared in the ordinary course of business consistent with past practice; provided, however, that the Company may restrict or otherwise prohibit access to any documents or information to the extent that (i) any applicable Law requires the Company to restrict or otherwise prohibit access to such documents or information, (ii) access to such documents or information would give rise to a material risk of waiving any attorney-client privilege, work product doctrine or other applicable privilege applicable to such documents or information, or (iii) access to a Contract to which the Company or any of its Subsidiaries is a party or otherwise bound would violate or cause a default under, or give a third party the right to terminate or accelerate the rights under, such Contract; and provided further, that no information or knowledge obtained by Parent in any investigation conducted pursuant to the access contemplated by this Section 5.4 shall affect or be deemed to modify any representation or warranty of the Company set forth in this Agreement or otherwise impair the rights and remedies available to Parent and Merger Sub hereunder.  In the event that the Company does not provide access or information in reliance on the first proviso in the preceding sentence, it shall use its reasonable best efforts to communicate the applicable information to Parent in a way that would not violate the applicable Law, Contract or obligation or to waive such a privilege.  Subject to compliance with applicable Law, from the date hereof until the earlier of the termination of this Agreement and the Effective Time, the Company shall confer from time to time as reasonably requested by Parent with Parent or its Representatives to discuss any material changes or developments in the operational matters of the Company and the general status of the ongoing operations of the Company. Any investigation conducted pursuant to the access contemplated by this Section 5.4 shall be conducted in a manner that does not unreasonably interfere with the conduct of the business of the Company and its Subsidiaries or create a risk of damage or destruction to any property or assets of the Company or any of its Subsidiaries.  Any access to the Company’s properties shall be subject to the Company’s reasonable security measures and insurance requirements and shall not include the right to perform invasive testing.  The terms and conditions of the Confidentiality Agreement shall apply to any information obtained by Parent or any of its Representatives or employees in connection with any investigation conducted pursuant to the access contemplated by this Section 5.4.

Section 5.5       Certain Litigation.  Each party hereto shall promptly advise the other parties hereto of any Legal Proceedings commenced after the date hereof or threatened against such party or any of its directors, officers (in their capacity as such) or controlled Affiliates by any Company Shareholders (on their own behalf or on behalf of the Company), before any court or other Governmental Authority, relating to this Agreement or the transactions contemplated hereby, and shall keep the other parties hereto reasonably informed regarding any such litigation.  Each party hereto shall give the other parties hereto the opportunity to consult with such party regarding the defense or settlement of any such shareholder litigation and shall consider such other parties’ views with respect to such shareholder litigation; provided that the Parent shall also have the right to participate in the defense of any such Legal Proceedings to the extent permissible under applicable Law.

Section 5.6       Director Resignations. Prior to the Closing, except as otherwise may be agreed by Parent, the Company shall use reasonable best efforts to obtain resignation letters from each of the members of the board of directors of the Company and each of its Subsidiaries, in each case with the resignation to be effective as of the Effective Time.

ARTICLE VI

COVENANTS OF PARENT AND MERGER SUB

Section 6.1       Directors’ and Officers’ Indemnification and Insurance.

(a)           The Surviving Company and its Subsidiaries shall (and Parent shall cause the Surviving Company and its Subsidiaries to) honor and fulfill in all respects the obligations of the Company and its Subsidiaries under any and all indemnification agreements listed in Section 6.1(a) of the Company Disclosure Letter between the Company or any of its Subsidiaries and any of their respective current or former directors and officers, and any person who becomes a director or officer of the Company or any of its Subsidiaries prior to the Effective Time (subject to the Company’s compliance with Section 5.1(b)(v) hereof) (each indemnified Person hereunder, the “Indemnified Persons”). In addition, during the period commencing at the Effective Time and ending on the seventh anniversary of the Effective Time, the Surviving Company and its Subsidiaries shall (and Parent shall cause the Surviving Company and its Subsidiaries to) cause the articles of association (and other similar organizational documents) of the Surviving Company and its Subsidiaries to contain provisions with respect to indemnification, insurance, exculpation and the advancement of expenses that are at least as favorable as the indemnification, insurance, exculpation and advancement of expenses provisions contained in the articles of incorporation and bylaws (or other similar organizational documents) of the Company and its Subsidiaries as of the date hereof, and during such seven-year period, such provisions shall not be repealed, amended or otherwise modified in any manner except as required by applicable Law.

(b)           Without limiting the provisions of Section 6.1(a), during the period commencing at the Effective Time and ending on the seventh (7th) anniversary of the Effective Time, to the fullest extent permitted by applicable Law applicable to Parent (for purposes of this Section 6.1(b) as if Parent is a Delaware corporation and the relevant Indemnified Person is an officer or director, as the case may be, of a Subsidiary of Parent incorporated under the laws of Delaware), and subject to the limitations set forth in Section 263 of the ICL, to the extent applicable, Parent shall indemnify and hold harmless each Indemnified Person from and against any costs, fees and expenses (including reasonable attorneys’ fees and investigation expenses), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any claim, proceeding, investigation or inquiry, whether civil, criminal, administrative or investigative, to the extent such claim, proceeding, investigation or inquiry arises directly or indirectly out of or pertains directly or indirectly to (i) any action or omission or alleged action or omission in such Indemnified Person’s capacity as a director, officer, employee or agent of the Company or any of its Subsidiaries or other Affiliates prior to or at the Effective Time, or (ii) any of the transactions contemplated by this Agreement; provided, however, that if, at any time prior to the seventh (7th) anniversary of the Effective Time, any Indemnified Person delivers to Parent a written notice asserting a claim for indemnification under this Section 6.1(b), then the claim asserted in such notice shall survive the seventh (7th) anniversary of the Effective Time until such time as such claim is fully and finally resolved.  In addition, during the period commencing at the Effective Time and ending on the seventh (7th) anniversary of the Effective Time, to the fullest extent permitted by applicable Law applicable to Parent  (for purposes of this Section 6.1(b) as if Parent is a Delaware corporation and the relevant Indemnified Person is an officer or director, as the case may be, of a Subsidiary of Parent incorporated under the laws of Delaware), and subject to the limitations set forth in Section 263 of the ICL, to the extent applicable, Parent shall advance, prior to the final disposition of any claim, proceeding, investigation or inquiry for which indemnification may be sought under this Agreement, promptly following request by an Indemnified Person therefor, all costs, fees and expenses (including reasonable attorneys’ fees and investigation expenses) incurred by such Indemnified Person in connection with any such claim, proceeding, investigation or inquiry upon receipt of an undertaking by such Indemnified Person to repay such advances if it is ultimately decided in a final, non-appealable judgment by a court of competent jurisdiction that such Indemnified Person is not entitled to indemnification.  In the event of any such claim, proceeding, investigation or inquiry, (i) Parent shall have the right to control the defense thereof after the Effective Time (it being understood that, by electing to control the defense thereof, Parent will be deemed to have waived any right to object to the Indemnified Person’s entitlement to indemnification hereunder with respect thereto), (ii) each Indemnified Person shall be entitled to retain his or her own counsel, whether or not Parent shall elect to control the defense of any such claim, proceeding, investigation or inquiry, (iii) Parent shall pay all reasonable fees and expenses of any counsel retained by an Indemnified Person, promptly after statements therefor are received if (x) Parent has not elected to control the defense of any such claim, proceeding, investigation or inquiry or (y) an Indemnified Person has been advised by outside counsel that there would be an actual conflict of interest if the same counsel were to represent such Indemnified Party and Parent or one or more of its Affiliates (and in such case Parent shall not have the right to control of the defense of such Indemnified Person with respect to matters where such conflict exists), and (iv) no Indemnified Person shall be liable for any settlement effected without his or her prior express written consent, which consent shall not be unreasonably withheld or delayed.  Notwithstanding anything to the contrary set forth in this Section 6.1(b) or elsewhere in this Agreement, neither Parent nor any of its Affiliates (including the Surviving Company and its Subsidiaries) shall settle or otherwise compromise or consent to the entry of any judgment or otherwise seek termination with respect to any claim, proceeding, investigation or inquiry for which indemnification may be sought by an Indemnified Person under this Agreement unless such settlement, compromise, consent or termination includes an unconditional release of all Indemnified Persons from all liability arising out of such claim, proceeding, investigation or inquiry.

(c)           During the period commencing at the Effective Time and ending on the seventh (7th) anniversary of the Effective Time, the Surviving Company shall (and Parent shall cause the Surviving Company to) (i) maintain in effect the Company’s current directors’ and officers’ liability insurance (“D&O Insurance”), or obtain D&O Insurance comparable to the current D&O Insurance,  in each case in respect of acts or omissions occurring at or prior to the Effective Time, covering each person covered by the current D&O Insurance, on terms with respect to the coverage and amounts that are equivalent to those of the current D&O Insurance; provided, however, that in satisfying its obligations under this Section 6.1(c), Parent and the Surviving Company shall not be obligated to pay annual premiums in excess of two hundred percent (250%) of the aggregate amount of premiums paid by the Company for coverage for its current fiscal year (which premiums the Company represents and warrants to be as set forth in Section 6.1(c) of the Company Disclosure Letter) (such two hundred percent (250%) amount, the “Maximum Annual Premium”); provided that, if the annual premiums of such insurance coverage exceed such amount, Parent and the Surviving Company shall be obligated to obtain a policy with the greatest coverage available for a cost not exceeding the Maximum Annual Premium, or (ii) purchase a seven (7) year extended reporting period endorsement with respect to D&O Insurance (a “Reporting Tail Endorsement”) and maintain such Reporting Tail Endorsement in full force and effect for its full term, provided, however, that prior to the Surviving Company taking any actions set forth in clauses (i) or (ii) above, Parent shall be provided the opportunity to purchase, in lieu thereof, a substitute policy with the same coverage limits and substantially similar terms as in the Reporting Tail Endorsement proposed to be purchased by the Surviving Company. Notwithstanding the foregoing, prior to the Effective Time, the Company may purchase a Reporting Tail Endorsement in consultation with Parent and, if requested by Parent, shall work with Parent’s insurance brokers in connection with the purchase of such Reporting Tail Endorsement.  In the event the Company purchases such Reporting Tail Endorsement prior to the Effective Time, the Surviving Company shall (and Parent shall cause the Surviving Company to) maintain such Reporting Tail Endorsement in full force and effect and continue to honor their respective obligations thereunder, in lieu of all other obligations of Parent and the Surviving Company under the first sentence of this Section 6.1(c) for so long as such Reporting Tail Endorsement shall be maintained in full force and effect.

(d)           If Parent or the Surviving Company or any of its successors or assigns shall (i) consolidate with or merge into any other Person and shall not be the continuing or Surviving Company or entity of such consolidation or merger, or (ii) transfer all or substantially all of its properties and assets to any Person, then, and in each such case, proper provisions shall be made so that the successors and assigns of the Surviving Company shall assume all of the obligations of Parent and the Surviving Company set forth in this Section 6.1.

(e)           The obligations set forth in this Section 6.1 shall not be terminated, amended or otherwise modified in any manner that adversely affects any Indemnified Person (or any other person who is a beneficiary under the D&O Insurance or the Reporting Tail Endorsement (and their heirs and representatives)) without the prior written consent of such affected Indemnified Person or other person who is a beneficiary under the D&O Insurance or the Reporting Tail Endorsement (and their heirs and representatives).  Each of the Indemnified Persons or other persons who are beneficiaries under the D&O Insurance or the Reporting Tail Endorsement referred to in Section 6.1(c) (and their heirs and representatives) are intended to be third party beneficiaries of this Section 6.1, with full rights of enforcement as if a party thereto.  Subject to applicable Law, the rights of the Indemnified Persons (and other persons who are beneficiaries under the D&O Insurance or the Reporting Tail Endorsement (and their heirs and representatives)) under this Section 6.1 shall be in addition to, and not in substitution for, any other rights that such persons may have under the memorandum and articles of association, certificates of incorporation, bylaws or other equivalent organizational documents, any and all indemnification agreements of or entered into by the Company or any of its Subsidiaries, or applicable Law (whether at law or in equity).

(f)            The obligations and liability of Parent, the Surviving Company and their respective Subsidiaries under this Section 6.1 shall be joint and several.

(g)           Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to the Company or any of its Subsidiaries for any of their respective directors, officers or other employees, it being understood and agreed that the indemnification provided for in this Section 6.1 is not prior to or in substitution for any such claims under such policies.

Section 6.2       Employee Matters.

(a)           Parent hereby acknowledges that the consummation of the transactions contemplated by this Agreement will be a “change of control” (or similar phrase) for purposes of all Employee Plans, as applicable.

(b)           From and after the Effective Time, the Surviving Company shall (and Parent shall cause the Surviving Company to) honor all Employee Plans and compensation arrangements in accordance with their terms as in effect immediately prior to the Effective Time, provided that nothing in this sentence shall prohibit the Surviving Company from amending or terminating, or from causing the Surviving Company to amend or terminate, any such Employee Plans, arrangements or agreements in accordance with their terms or if otherwise required by applicable Law.

(c)           For a period of one year following the Effective Time, the Surviving Company shall (and Parent shall cause the Surviving Company to) either (i) continue Employee Plans (excluding equity plans and equity based benefits) sponsored or maintained by the Surviving Company or any of its Subsidiaries as of the Effective Time (“Company Plans”) or (ii) permit Continuing Employees while they remain employed by Surviving Company or any of its Subsidiaries after the Effective Time and as applicable, their eligible dependents, to participate in the Employee Plans of Parent, its Subsidiaries or their respective Affiliates (“Parent Plans”), or (iii) implement a combination of clauses (i) and (ii); provided, however, the Surviving Company shall (and Parent shall cause the Surviving Company to) provide each Continuing Employee with (x)  a base salary or base wage that is no less than that in effect with respect to such Continuing Employee immediately before the Effective Time and the same aggregate base salary or base wage and cash incentive compensation opportunity in effect with respect to such Continuing Employee immediately before the Effective Time, (y) severance benefits that are no less favorable than those in effect with respect to such Continuing Employee immediately before the Effective Time and (z) other employee benefits (excluding equity based benefits, but including allocations to provident funds and education funds) that are substantially comparable in the aggregate to the other employee benefits provided to such Continuing Employee immediately prior to the Effective Time. Nothing in the foregoing shall prevent the Surviving Company or any of its Subsidiaries from terminating the employment of any Continuing Employee at any time following the Effective Time.

(d)           To the extent that a Company Plan or Parent Plan is made available to any Continuing Employee on or following the Effective Time, the Surviving Company shall (and Parent shall cause the Surviving Company to) cause to be granted to such Continuing Employee credit for all service with the Company and its Subsidiaries prior to the Effective Time for purposes of eligibility to participate, vesting and entitlement to benefits where length of service is relevant (including for purposes of vacation and sick leave accrual and severance pay entitlement); provided, however, that such service need not be credited to the extent that it would result in duplication of coverage or employee benefits.  In addition, and without limiting the generality of the foregoing: (i) each Continuing Employee shall be immediately eligible to participate, without any waiting time, in any and all Parent Plans to the extent coverage under any such Parent Plan replaces coverage under a comparable Company Plan in which such Continuing Employee participates immediately before the Effective Time; and (ii) for purposes of each Parent Plan providing medical, dental, pharmaceutical, vision and/or disability benefits to any Continuing Employee, the Surviving Company shall cause all waiting periods, pre-existing condition exclusions, evidence of insurability requirements and actively-at-work or similar requirements of such Parent Plan to be waived for such Continuing Employee and his or her covered dependents, and the Surviving Company shall cause any eligible expenses incurred by such Continuing Employee and his or her covered dependents during the portion of the plan year of the Company Plan ending on the date such employee’s participation in the corresponding Parent Plan begins to be given full credit under such Parent Plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such Continuing Employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such Parent Plan, and (iii) credit the accounts of such Continuing Employees under any Parent Plan which is a flexible spending plan with any unused balance in the account of such Continuing Employee under the applicable Company Plan.  Any vacation, sick leave or paid time off accrued but unused by a Continuing Employee as of immediately prior to the Effective Time shall be credited to such Continuing Employee following the Effective Time, and shall not be subject to accrual limits or other forfeiture and shall not limit future accruals.

(e)            Prior to the Effective Time, the Company and Parent shall, and shall cause their respective Affiliates to, take all actions reasonably necessary or desirable to implement the provisions of Section 6.2(e) of the Company Disclosure Letter.

(f)            Notwithstanding anything to the contrary set forth in this Agreement, no provision of this Agreement shall be deemed to (i) guarantee employment for any period of time for, or preclude the ability of Parent or the Surviving Company to terminate, any Continuing Employee for any reason, or (ii) require Parent or the Surviving Company to continue any Company Plan or prevent the amendment, modification or termination thereof after the Effective Time.

(g)           No provision of this Agreement shall create any third party beneficiary rights in any employee, any beneficiary or dependents thereof, or any collective bargaining representative thereof, with respect to the compensation, terms and conditions of employment and benefits that may be provided to any employee by the Company, Parent, or its Affiliates or the Surviving Company or under any benefit plan which the Company, Parent or its Affiliates or the Surviving Company may maintain.

Section 6.3       Obligations of Merger Sub.  Parent shall take all action necessary to cause Merger Sub and the Surviving Company to perform their respective obligations under this Agreement and to consummate the transactions contemplated hereby upon the terms and subject to the conditions set forth in this Agreement.

ARTICLE VII

ADDITIONAL COVENANTS OF ALL PARTIES

Section 7.1       Reasonable Best Efforts to Complete.  Upon the terms and subject to the conditions set forth in this Agreement, each of Parent, Merger Sub and the Company shall use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other party or parties hereto in doing, all things reasonably necessary, proper or advisable under applicable Law or otherwise to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated by this Agreement, including using reasonable best efforts to: (i) cause the conditions set forth in Article VIII to be satisfied; (ii) obtain all necessary actions or non-actions, waivers, consents, approvals, orders and authorizations from Governmental Authorities and make all necessary registrations, declarations and filings with Governmental Authorities, that are necessary to consummate the Merger and the transactions contemplated hereby; (iii)  obtain all necessary or appropriate consents, waivers and approvals under any Material Contracts to which the Company or any of its Subsidiaries is a party in connection with this Agreement and the consummation of the transactions contemplated hereby so as to maintain and preserve the benefits under such Material Contracts following the consummation of the transactions contemplated by this Agreement; and (iv) execute and deliver any additional instruments necessary to consummate the transactions contemplated hereby and to fully carry out the purposes of this Agreement or the Ancillary Agreements.  In addition to the foregoing, neither Parent or Merger Sub, on the one hand, nor the Company, on the other hand, shall take any action, or fail to take any action, that is intended to, or has (or would reasonably be expected to have) the effect of, preventing, impairing, delaying or otherwise adversely affecting the consummation of the Merger or the ability of such party to fully perform its obligations under this Agreement.  Notwithstanding anything to the contrary herein, the Company shall not be required prior to the Effective Time to pay any consent or other similar fee, “profit sharing” or other similar payment or other consideration (including increased rent or other similar payments or any amendments, supplements or other modifications to (or waivers of) the existing terms of any Contract), or the provision of additional security (including a guaranty) to obtain the consent, waiver or approval of any Person under any Contract.

Section 7.2       Regulatory Filings.

(a)           Each of Parent and Merger Sub shall, and shall cause their respective Affiliates to, if applicable, on the one hand, and the Company, on the other hand, shall (x) file with (1) the FTC and the Antitrust Division of the DOJ a Notification and Report Form relating to this Agreement and the transactions contemplated hereby as required by the HSR Act, and (2) the applicable Governmental Authority in each of Austria and Germany the notifications as required by their respective Antitrust Laws, in each case as soon as practicable after the date of this Agreement but in no event later than ten (10) Business Days following the execution and delivery of this Agreement (with respect to the Notification and Report Form referred to in clause (1) above) or fifteen (15) Business Days following the execution and delivery of this Agreement (with respect to the notifications referred to in clause (2) above), (y) submit to the Israeli Anti Trust Authority (“IAA”) a joint (by Company and Parent) request to exempt the parties from filing a notification under the Israeli Restrictive Trade Practices Law-1988 in connection with the Merger (“Merger Notification”), as soon as practicable after the date of this Agreement but in no event later than five (5) Business Days following the execution and delivery of this Agreement (and, if such joint request is rejected by the IAA, file with the IAA, as soon as practicable after receipt of such rejection by the IAA but in no event later than five (5) Business Days thereafter), such Merger Notification, and (z) file comparable pre-merger or post-merger notification filings, forms and submissions with any other Governmental Authority that is required by any other Antitrust Laws as soon as practicable after the date of this Agreement and in any event before the expiration of any applicable legal deadline.  Each of Parent and the Company shall (i) cooperate and coordinate with the other in the making of such filings, (ii) supply the other with any information that may be required in order to make such filings, (iii) supply any additional information that reasonably may be required or requested by the FTC, the DOJ, the IAA or the Governmental Authorities of any other applicable jurisdiction in which any such filing is made under any other Antitrust Laws, and (iv) use reasonable best efforts to take all action necessary to cause the expiration or termination of the applicable waiting periods under the HSR Act or other Antitrust Laws as soon as practicable, and to obtain any required consents under any other Antitrust Laws applicable to the Merger as soon as practicable, and to avoid any impediment to the consummation of the Merger under any Antitrust Laws, including using reasonable best efforts to take all such action as reasonably may be necessary to resolve such objections, if any, as the FTC, the DOJ, the IAA or any other Governmental Authority or Person may assert under any applicable Antitrust Laws with respect to the Merger.

(b)           Parent and/or its Affiliates shall execute and deliver an undertaking in customary form in favor of the OCS to comply with applicable Law (if and when required to do so).

(c)           As soon as practicable after the date of this Agreement, and no later than five (5) Business Days after the date hereof, the Company shall instruct its Israeli counsel, advisors and/or accountants to prepare and file with the Investment Center an application to obtain the Investment Center Approval. Without limiting the generality of Section 7.2, each of the Company and Parent shall cause their respective Israeli counsel, advisors and accountants to coordinate all activities, and to cooperate with each other, with respect to the preparation and filing of such application and in the preparation of any written or oral submissions that may be necessary, proper or advisable to obtain the Investment Center Approval. The final text of such application shall be subject to the prior written confirmation of Parent or its counsel (which shall not be unreasonably withheld or delayed). The Company and its Representatives shall not make any application to, or conduct any negotiation with, the Investment Center with respect to matters relating to the Investment Center Approval without prior coordination with Parent or its Representatives, and, to the extent practicable, will enable Parent’s Representatives to participate in all discussions and meetings with the Investment Center relating thereto. To the extent that the Parent’s Representatives elect not to participate in any such meeting or discussion, the Company’s Representatives shall provide the Parent’s Representatives a report of the discussions and/or meetings held with the Investment Center. Subject to the terms and conditions hereof, the Company shall use commercially reasonable efforts to promptly take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws to obtain the Investment Center Approval, as promptly as practicable.

(d)           Each of Parent and Merger Sub shall, and shall cause their respective Affiliates to, if applicable, on the one hand, and the Company, on the other hand, shall promptly inform the other of any communication from any Governmental Authority regarding any of the transactions contemplated by this Agreement in connection with any filings or investigations with, by or before any Governmental Authority relating to this Agreement or the transactions contemplated hereby, including any proceedings initiated by a private party.  If any party hereto or Affiliate thereof shall receive a request for additional information or documentary material from any Governmental Authority with respect to the transactions contemplated by this Agreement or with respect to any filings that have been made, then such party shall use its reasonable best efforts to make, or cause to be made, as soon as reasonably practicable and after consultation with the other party, an appropriate response in compliance with such request.  In connection with and without limiting the foregoing, to the extent reasonably practicable and unless prohibited by applicable Law or by the applicable Governmental Authority, the parties hereto agree to (i) give each other reasonable advance notice of all meetings with any Governmental Authority relating to the Merger, (ii) give each other an opportunity to participate in each of such meetings, (iii) keep the other party reasonably apprised with respect to any oral communications with any Governmental Authority regarding the Merger, (iv) cooperate in the filing of any analyses, presentations, memoranda, briefs, arguments, opinions or other written communications explaining or defending the Merger, articulating any regulatory or competitive argument and/or responding to requests or objections made by any Governmental Authority, (v) provide each other with a reasonable advance opportunity to review and comment upon, and consider in good faith the views of the other with respect to, all written communications (including any analyses, presentations, memoranda, briefs, arguments and opinions) with a Governmental Authority regarding the Merger, (vi) provide each other (or counsel of each party, as appropriate) with copies of all written communications to or from any Governmental Authority relating to the Merger, and (vii) cooperate and provide each other with a reasonable opportunity to participate in, and consider in good faith the views of the other with respect to, all material deliberations with respect to all efforts to satisfy the conditions set forth in Section 8.1(b).  Any such disclosures, rights to participate or provisions of information by one party to the other may be made on a counsel-only basis to the extent required under applicable Law or as appropriate to protect confidential information.

(e)            Each of Parent, Merger Sub and the Company shall cooperate with one another in good faith to (i) promptly determine whether any filings not contemplated by Section 7.2(a) are required to be or should be made, and whether any other consents, approvals, permits or authorizations not contemplated by Section 7.2(a) are required to be or should be obtained, from any Governmental Authority under any other applicable Law in connection with the transactions contemplated hereby, and (ii) promptly make any filings, furnish information required in connection therewith and seek to obtain timely any such consents, permits, authorizations, approvals or waivers that the parties determine are required to be or should be made or obtained in connection with the transactions contemplated hereby.

(f)            Notwithstanding anything in this Agreement to the contrary, each of Parent and the Company agrees, and shall cause each of its Affiliates, to take any and all reasonable actions necessary to obtain any consents, clearances or approvals required under or in connection with any applicable Law (including Antitrust Law), and to enable all waiting periods under any applicable Law (including Antitrust Law) to expire, and to avoid or eliminate each and every impediment under any applicable Law (including Antitrust Law) asserted by any Governmental Authority, in each case, to cause the Merger and the other transactions contemplated hereby to occur as soon as practicable and in any event prior to the Outside Date, including but not limited to (i) promptly complying with or modifying any requests for additional information (including any second request) by any Governmental Authority, (ii) contesting, defending and appealing any threatened or pending preliminary or permanent injunction or other order, decree or ruling or statute, rule, regulation or executive order that would adversely affect the ability of any party hereto to consummate the transactions contemplated hereby and taking any and all other actions to prevent the entry, enactment or promulgation thereof. From and after the date hereof and until all Approvals by Governmental Authorities required in connection with the Merger and the other transactions contemplated hereby have been obtained, each of the Company and Parent shall not, and shall cause its Affiliates not to, operate their respective businesses in such manner or take any action, that would reasonably be expected to increase in any material respect the risk of not obtaining any such governmental Approval.

(g)           Without limiting the provisions of Section 7.2(f) above, Parent and Merger Sub agree that between the date hereof and the Effective Time (or the earlier termination of this Agreement pursuant to Article IX), each of Parent and Merger Sub shall not, and shall not permit any of its Affiliates to, acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial portion of the assets of or equity in, or by any other manner, any business or any Person or other business organization or division thereof, or otherwise acquire or agree to acquire any assets if such business or Person competes in any line of business of the Company if the entering into of a definitive agreement relating to or the consummation of such acquisition, merger or consolidation would reasonably be expected to (i) impose any delay in the obtaining of, or increase the risk of not obtaining, any authorizations, consents, orders, declarations or approvals of any Governmental Authority necessary to consummate the transactions contemplated by this Agreement or the expiration or termination of any applicable waiting period, (ii) increase the risk of any Governmental Authority entering an order prohibiting the consummation of the transactions contemplated by this Agreement, (iii) increase the risk of not being able to remove any such order on appeal or otherwise or (iv) delay or prevent the consummation of the Merger or the other Transactions contemplated by this Agreement.

(h)           Nothing in this Agreement shall require Parent, the Surviving Company or any other subsidiary of Parent to sell, hold separate, license or otherwise dispose of any assets or conduct their business in a specified manner, or agree or propose to sell, hold separate, license or otherwise dispose of any assets or conduct their business in a specified manner, or permit or agree to the sale, holding separate, licensing or other disposition of, any assets of Parent, the Surviving Company or any other subsidiary of Parent or the Company, whether as a condition to obtaining any approval from, or to avoid potential litigation or administrative action by, a Governmental Authority or any other person or for any other reason.

Section 7.3       Company Shareholders Meeting.

(a)           As soon as reasonably practicable following the date of this Agreement, but in no event later than the fifth (5th) Business Day after the date hereof, the Company shall (i) establish a record date for, duly call, give notice of and convene a special meeting of its shareholders (the “Company Shareholders Meeting”) for the purpose of obtaining the Company Shareholder Approval, (ii) publish the notice of the Company Shareholder Meeting (with the proxy card (Ktav Hatzbaa) required under the ICL and the regulations promulgated thereunder).  As soon as reasonably practicable following the date of this Agreement, but in no event later than the fifteenth (15th) Business Day after the date hereof, the Company shall prepare and file with the ISA and furnish to the SEC on Form 6-K a proxy statement for the Company Shareholders Meeting (the “Proxy Statement”).  The Company shall otherwise comply with the notice requirements applicable to the Company in respect of the Company Shareholders Meeting pursuant to the ICL and the regulations promulgated thereunder and the Charter Documents.  Unless this Agreement is terminated pursuant to Article IX or as Parent and the Company may otherwise agree, the Company Shareholders Meeting shall be held no later than 40 days after the publication of the notice regarding the Company Shareholders Meeting. Unless the Company Board (or a committee thereof) has effected a Company Board Recommendation Change, the Company shall include the Company Board Recommendation and a copy of any fairness opinion obtained by the Company Board in connection with the approval by the Company Board of the Merger and the other transactions contemplated hereby in the Proxy Statement and use its reasonable best efforts to cause the Proxy Statement to be mailed to the shareholders of the Company as promptly as practicable following its filing date. The Company shall not include in the Proxy Statement any information with respect to Parent or its Affiliates, unless the form and content thereof shall have been consented to in writing by the Parent prior to such inclusion and Parent agrees to provide any such information required to be so included under applicable Law. Prior to the mailing of the Proxy Statement, unless the Company Board (or a committee thereof) has effected a Company Board Recommendation Change, the Company (x) shall provide Parent with a reasonable opportunity to review and comment on any drafts of the Proxy Statement and related correspondence and filings, (y) shall include in such drafts, correspondence and filings all comments reasonably proposed by Parent, provided that the Company shall have no obligation to include any such comments to the extent that the Company determines in good faith, in consultation with its counsel, that including such comments would result in the Proxy Statement containing an untrue statement of a material fact or omitting to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, and (z) to the extent practicable and not prohibited under applicable Law, the Company and its outside counsel shall permit Parent and its outside counsel to participate in all communications, if any, with the SEC, ISA, Nasdaq or TASE, or their respective staff, as applicable (including all meetings and telephone conferences) relating to this Agreement or any of the transactions contemplated hereby. If at any time prior to the Effective Time any event shall occur, or fact or information shall be discovered, by either the Company, Parent or Merger Sub that should be set forth in an amendment of or a supplement to the Proxy Statement, such party shall inform the others thereof and the Company shall, in accordance with the procedures set forth in this Section 7.3(a), prepare such amendment or supplement as soon thereafter as is reasonably practicable and to the extent required by applicable Law, cause such amendment or supplement to be promptly distributed to the shareholders of the Company. In the event that Parent or any Person listed in Section 320(c) of the ICL casts any votes in respect of the Merger, Parent shall disclose to the Company its interest in the Company Shares so voted.  At the Company Shareholders Meeting, Parent and Merger Sub shall cause any Company Shares owned by them and their Affiliates (if any) to be voted in favor of the approval of the Merger and the other transactions contemplated by this Agreement.

(b)           Unless the Company Board (or a committee thereof) has effected a Company Board Recommendation Change, the Company shall, through the Company Board, use commercially reasonable efforts to solicit from the Company shareholders proxies in favor of the approval of this Agreement.

(c)           Notwithstanding the foregoing or anything else herein to the contrary, and subject to compliance with the terms of Section 5.3, in connection with any disclosure regarding a Company Board Recommendation Change relating to a Superior Proposal or an Acquisition Proposal, the Company shall not be required to provide to Parent or Merger Sub the opportunity to review or comment on (or include comments proposed by Parent or Merger Sub in) or permit Parent or Merger Sub to participate in any discussions with the SEC, the ISA or any other Governmental Authority regarding the Proxy Statement, or any amendment or supplement thereto, or any comments thereon or any other filing by the Company with the SEC, the ISA or any other Governmental Authority, with respect to such disclosure.

(d)           Notwithstanding the foregoing, the Company may adjourn or postpone the Company Shareholders Meeting as and to the extent required by applicable Law.

Section 7.4       Merger Proposal; Certificate of Merger.

(a)           Subject to the ICL and the regulations promulgated thereunder, as promptly as practicable following the date hereof the Company and Merger Sub, as applicable, shall take the following actions within the timeframes set forth herein; provided, however, that any such actions or the timeframe for taking such action shall be subject to any amendment in the applicable provisions of the ICL and the regulations promulgated thereunder (and in case of an amendment thereto, such amendment shall automatically apply so as to amend this Section 7.4(a) accordingly): (a) cause a merger proposal (in the Hebrew language) in the form of Exhibit A (the “Merger Proposal”) to be executed in accordance with Section 316 of the ICL, (b) deliver the Merger Proposal to the Companies Registrar within three (3) days from the calling of the shareholders meetings, (c) the Company shall cause a copy of the Merger Proposal to be delivered to its secured creditors, if any, no later than three (3) days after the date on which the Merger Proposal is delivered to the Companies Registrar, (d) promptly after the Company shall have complied with the preceding sentence and with clauses (i) and (ii) of this Section 7.4(a), but in any event no more than three (3) days following the date on which such notice was sent to the creditors, the Company and Merger Sub shall inform the Companies Registrar, in accordance with Section 317(b) of the ICL, that notice was given to their respective creditors, if any, under Section 318 of the ICL (and regulations promulgated thereunder), (e) each of the Company and, if applicable, Merger Sub, shall: (i) publish a notice to its creditors, stating that a Merger Proposal was submitted to the Companies Registrar and that the creditors may review the Merger Proposal at the office of the Companies Registrar, Company’s registered office or Merger Sub’s registered offices, as applicable, and at such other locations as the Company or Merger Sub, as applicable, may determine, in (A) two daily Hebrew newspapers, on the day that the Merger Proposal is submitted to the Companies Registrar, (B) in a popular newspaper in New York as may be required by applicable Law; (ii) within four (4) business days from the date of submitting the Merger Proposal to the Companies Registrar, send a notice by registered mail to all of the “Substantial Creditors” (as such term is defined in the regulations promulgated under the ICL) that the Company or Merger Sub, as applicable, is aware of, in which it shall state that a Merger Proposal was submitted to the Companies Registrar and that the creditors may review the Merger Proposal at such additional locations, if such locations were determined in the notice referred to in the immediately preceding clause (i); and (iii) send to the Company’s “employees committee” (Va’ad Ovdim) or display in a prominent place at the Company’s premises a copy of the notice published in a daily Hebrew newspaper (as referred to in clause (i)(A) of this Section 7.4(a), no later than three (3) business days following the day on which the Merger Proposal was submitted to the Companies Registrar, (f) not later than three (3) days after the date on which the Company Shareholder Approval is received, the Company shall (in accordance with Section 317(b) of ICL and the regulations thereunder) inform the Companies Registrar of such approval, and (g) in accordance with the customary practice of the Companies Registrar, the Company and Merger Sub shall request, following coordination with Merger Sub, that the Companies Registrar declare the Merger effective and issue the Certificate of Merger upon such date as the Company and Merger Sub shall advise the Companies Registrar. For the avoidance of doubt, and notwithstanding any provision of this Agreement to the contrary, it is the intention of the parties that the Merger shall be declared effective and the Certificate of Merger shall be issued on the Closing Date, as a condition to the Closing taking place. For purposes of this Section 7.4(a), “business day” shall have the meaning set forth in the Merger Regulations 5760-2000 promulgated under the ICL.

(b)           The sole shareholder of Merger Sub has approved the Merger subject to the satisfaction or waiver (to the extent permitted hereunder) of all the conditions to Closing (other than those that by their nature may only be satisfied or waived at Closing). No later than three days after the date of such approval, Merger Sub shall (in accordance with Section 317(b) of the ICL and the regulations thereunder) inform the Companies Registrar of such approval.

Section 7.5       Anti-Takeover Statute. In the event that any anti-takeover or other similar statute is or becomes applicable to this Agreement or any of the transactions contemplated by this Agreement, the Company, Parent and Merger Sub shall use their respective reasonable best efforts to ensure that the transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms and subject to the conditions set forth in this Agreement and otherwise to minimize the effect of such statute on this Agreement and the transactions contemplated hereby.

Section 7.6       Notification of Certain Matters.

(a)           Subject to applicable Law and the instructions of any Governmental Authority, each of the Company and Parent shall keep the other reasonably apprised of the status of matters relating to completion of the transactions contemplated hereby, including (subject to any confidentiality obligations) promptly furnishing the other with copies of notices or other communications received by Parent or the Company, as the case may be, or any of their Subsidiaries, from any Governmental Authority with respect to such transactions.

(b)           Without limiting the generality of Section 7.6(a) above, at all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article IX and the Effective Time, the Company shall give prompt notice to Parent and Merger Sub upon becoming aware (i) that any representation or warranty made by it in this Agreement or any Ancillary Agreement that is qualified as to materiality has become untrue or inaccurate in any respect or any such representation or warranty that is not so qualified becoming untrue or inaccurate in any material respect, (ii) of any failure of the Company to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement or any Ancillary Agreement, in any such case set forth in clause (i) and clause (ii), if and only to the extent that such untruth or inaccuracy, or such failure, could reasonably be expected to cause any of the conditions to the obligations of Parent and Merger Sub to consummate the transactions contemplated hereby set forth in Sections 8.2(a) or 8.2(b) to fail to be satisfied at the Closing, and (iii) any written notice or other written communication from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated hereby; provided, however, that no such notification shall affect or be deemed to modify any representation or warranty of the Company set forth in this Agreement or the conditions to the obligations of Parent and Merger Sub to consummate the transactions contemplated by this Agreement or the remedies available to the parties hereunder; and provided further, that the terms and conditions of the Confidentiality Agreement shall apply to any information provided to Parent pursuant to this Section 7.6(b).

(c)           Without limiting the generality of Section 7.6(a) above, at all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article IX and the Effective Time, Parent shall give prompt notice to the Company upon becoming aware (i) that any representation or warranty made by Parent or Merger Sub in this Agreement or any Ancillary Agreement that is qualified as to materiality has become untrue or inaccurate in any respect or any such representation or warranty that is not so qualified becoming untrue or inaccurate in any material respect, (ii) of any failure of Parent or Merger Sub to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement or any Ancillary Agreement, in any such case if and only to the extent that such untruth or inaccuracy, or such failure, could reasonably be expected to cause any of the conditions to the obligations of the Company to consummate the transaction contemplated hereby set forth in Section 8.3(a) or (b) to fail to be satisfied at the Closing, and (iii) any written notice or other written communication from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated hereby; provided, however, that no such notification shall affect or be deemed to modify any representation or warranty of Parent or Merger Sub set forth in this Agreement or the conditions to the obligations of the Company to consummate the transactions contemplated by this Agreement or the remedies available to the parties hereunder; and provided further, that the terms and conditions of the Confidentiality Agreement shall apply to any information provided to the Company pursuant to this Section 7.6(c).

(d)           The Company shall promptly advise Parent orally and in writing of any change or event that has or could reasonably be expected to have a Company Material Adverse Effect.  Each of the Company and Parent shall promptly advise the other party orally or in writing of any change or event that has or could reasonably be expected to cause any of the conditions to Closing set forth in Article VIII not to be satisfied by the Outside Date.

Section 7.7       Public Statements and Disclosure.  None of the Company, on the one hand, or Parent and Merger Sub, on the other hand, shall issue any public release or make any public announcement concerning this Agreement or the transactions contemplated by this Agreement without the prior written consent of the other (which consent shall not be unreasonably withheld, conditioned or delayed), except as such release or announcement may be required by applicable Law or the rules or regulations of any applicable Israeli or United States securities exchange or regulatory or Governmental Authority to which the relevant party, or a controlling shareholder thereof, is subject or submits, wherever situated, in which case the party required to make the release or announcement shall use reasonable best efforts to allow the other party or parties hereto reasonable time to comment on such release or announcement in advance of such issuance (it being understood that the final form and content of any such release or announcement, as well as the timing of any such release or announcement, shall be at the final discretion of the disclosing party); provided, however, that the restrictions set forth in this Section 7.7 shall not apply to any release or announcement made or proposed to be made by the Company pursuant to Section 5.3 or following a Company Board Recommendation Change. Notwithstanding the foregoing, without prior consent of the other party, each of Parent and the Company may disseminate material substantially similar to material included in a press release or other document previously approved for public distribution by the other party. Each party agrees to promptly make available to the other parties copies of any written public communications made without prior consultation with the other parties.

Section 7.8       Confidentiality.  Parent, Merger Sub and the Company hereby acknowledge that Parent and the Company have previously executed a Confidentiality Agreement, made as of September 18, 2012 (as amended, the “Confidentiality Agreement”), which will continue in full force and effect in accordance with its terms.

Section 7.9       Tax Rulings.

(a)           As soon as practicable after the date of this Agreement, and no later than five (5) Business Days after the date hereof, the Company shall instruct its Israeli counsel, advisors and/or accountants to prepare and file with the ITA an application for a ruling (which shall be confirmed by Parent prior to its submission) confirming that (i) the cancellation and exchange of the Company 102 Options in accordance with Section 2.7(c), the Company 102 RSUs in accordance with Section 2.7(d) and conversion of the Company 102 Shares in accordance Section 2.7(a)(i) shall not be regarded as a violation of the “requisite holding period” (as such term is defined in Section 102 of the Ordinance) so long as the respective Option Consideration, RSUs Consideration and the Merger Consideration are deposited with the 102 Trustee until the end of the respective holding period and (ii) the deposit of the respective Option Consideration, RSUs Consideration and Merger Consideration with the Paying Agent and the 102 Trustee shall not be  subject to any withholding obligation (which ruling may be subject to customary conditions regularly associated with such a ruling) (the “Options Tax Ruling”). The Company shall include in the request for the Options Tax Ruling a request to exempt Parent, the Surviving Company, the Paying Agent and their respective agents from any withholding obligation.  If the Option Tax Ruling is not granted prior to the Closing or in accordance with the instructions of the ITA, the Company shall seek to obtain prior to the Closing an interim tax ruling confirming, among other things, that Parent and any Person acting on its behalf (including the Paying Agent) shall be exempt from Israeli withholding tax in relation to any payments made with respect to any Company Options, Company Shares or Company RSUs (whether or not subject to Section 102 of the Ordinance) to the, Paying Agent, the 102 Trustee or the Company in connection with the Merger (the “Interim Option Tax Ruling”).  To the extent that prior to the Closing an Interim Option Tax Ruling shall have been obtained, then all references herein to the Option Tax Ruling shall be deemed to refer to such Interim Option Tax Ruling, until such time that a final definitive Option Tax Ruling is obtained.

(b)           As soon as practicable following the date of this Agreement but in no event later than ten (10) Business Days after the date hereof, the Company shall instruct its Israeli counsel, advisors and accountants to prepare and file with the ITA an application for a ruling (which shall be confirmed by Parent prior to its submission) that (i) with respect to holders of Company Shares that are non−Israeli residents (as defined in the Ordinance or as will be determined by the ITA), (A) exempting Parent, the Paying Agent, the Surviving Company and their respective agents from any obligation to withhold Israeli Tax at the source from any consideration payable or otherwise deliverable pursuant to this Agreement, including the Merger Consideration, or clarifying that no such obligation exists, or (B) clearly instructing Parent, the Paying Agent, the Surviving Company and their respective agents on how such withholding at the source is to be executed, and in particular, with respect to the classes or categories of holders of the Company Shares from which Tax is to be withheld (if any), the rate or rates of withholding to be applied and how to identify any such non−Israeli residents; and (ii) with respect to holders of Company Shares that are Israeli residents (as defined in the Ordinance or as will be determined by the ITA) (other than Company Ordinary Shares subject to Section 102 of the Ordinance) (x) exempting Parent, the Paying Agent, the Surviving Company and their respective agents from any obligation to withhold Israeli Tax at the source from any consideration payable or otherwise deliverable pursuant to this Agreement, including the Merger Consideration, or clarifying that no such obligation exists, or (y) clearly instructing Parent, the Paying Agent, the Surviving Company and their respective agents on how such withholding at the source is to be executed, and in particular, with respect to the classes or categories of holders of the Company Shares from which Tax is to be withheld (if any), the rate or rates of withholding to be applied (the “Withholding Tax Ruling”).

(c)           Without limiting the generality of Section 7.2, each of the Company and Parent shall cause their respective Israeli counsel, advisors and accountants to coordinate all activities, and to cooperate with each other, with respect to the preparation and filing of such application and in the preparation of any written or oral submissions that may be necessary, proper or advisable to obtain the Option Tax Ruling (including the Interim Option Tax Ruling) and the Withholding Tax Ruling.  The final text of the Interim Option Tax Ruling, the Option Tax Ruling and the Withholding Tax Ruling shall be subject to the prior written confirmation of Parent or its counsel, which consent shall not be unreasonably withheld, conditioned or delayed. The Company and its Representatives shall not make any application to, or conduct any negotiation with, the ITA with respect to matters relating to the Interim Option Tax Ruling, the Options Tax Ruling and the Withholding Tax Ruling without prior coordination with Parent or its Representatives, and will enable Parent’s Representatives to participate in all discussions and meetings with the ITA relating thereto. To the extent that the Parent’s Representatives elect not to participate in any such meeting or discussion, the Company’s Representatives shall provide the Parent’s Representatives a report of the discussions and/or meetings held with the ITA. Subject to the terms and conditions hereof, the Company shall use commercially reasonable efforts to promptly take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws to obtain the Interim Options Tax Ruling, the Options Tax Ruling and the Withholding Tax Ruling, as promptly as practicable.

Section 7.10     Nasdaq and TASE De-Listing of Company Shares; Transition Period SEC Reports.

(a)           Prior to the Closing Date, the Company shall cooperate with Parent and use reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Law and rules and policies of Nasdaq and the TASE to enable the de-listing of the Company Shares from Nasdaq and the TASE and the deregistration of the Company Shares under the Exchange Act and Israel Securities Law effective as of the Closing Date.

(b)           If (i) the Company is required or reasonably expected to be required to file with or furnish to the SEC any reports pursuant to the Exchange Act following the date hereof and prior to the Effective Time (other than any report relating to or following any Company Board Recommendation Change) or (ii) the Surviving Company is required or reasonably expected to be required to file with or furnish to the SEC any reports pursuant to the Exchange Act within 10 Business Days after the Effective Time (other than any reports relating to this Agreement, the Merger or any of the transactions contemplated hereby), then the Company will use reasonable best efforts to provide to Parent, at least ten (10) Business Days (with respect to the Company’s annual report on Form 20-F) or three (3) Business Days (with respect to the Company’s immediate reports on Form 6-K, unless a shorter period is required under applicable Law) prior to (i) the filing or furnishing date of such reports (with respect to such reports that are due prior to the Effective Time) or (ii) the Effective Time (with respect to such reports that are due within 10 Business Days after the Effective Time), a substantially final draft of each such report (each, a “Transition Period SEC Report”). The Company will give due consideration to all reasonable comments provided by Parent with respect to each Transition Period SEC Report to be filed with or furnished to the SEC prior to the Effective Time.

Section 7.11     Closing Deliverables.

(a)           At the Closing, the Company shall deliver to Parent a certificate, dated as of the Closing Date and executed on behalf of the Company by its Chief Executive Officer, certifying (A) the Company’s Articles of Association in effect, (B) the Company’s Memorandum of Association in effect, (C) the Company’s board resolutions approving the Merger, this Agreement and the Ancillary Agreements to which the Company is a party, (D) evidence of the receipt of the Company Shareholder Approval and (E) the incumbency of each of the Company’s officers authorized to sign, on behalf of the Company, this Agreement and the Ancillary Agreements executed or to be executed and delivered by the Company pursuant to this Agreement.

(b)           At the Closing, Parent shall deliver to the Company the Paying Agent Agreement, duly executed by Parent.

ARTICLE VIII

CONDITIONS TO THE MERGER

Section 8.1       Conditions. The respective obligations of Parent, Merger Sub and the Company to consummate the Merger and the other transactions contemplated by this Agreement shall be subject to the satisfaction or waiver (except with respect to the condition set forth in Section 8.1(a), which cannot be waived) by mutual written agreement of Parent and the Company, prior to the Effective Time, of each of the following conditions:

(a)           Company Shareholder Approval.  The Company Shareholder Approval shall have been obtained.

(b)           Regulatory.  Any waiting period (and any extension thereof) applicable to the Merger under HSR Act shall have been terminated or shall have expired, and any waiting period shall have expired or been terminated and any Approvals required to be obtained or filings required to be made prior to the Closing under applicable Antitrust Laws in the jurisdictions listed on Section 8.1(b) of the Company Disclosure Letter in connection with the Merger shall have been obtained or filed, as applicable.

(c)           Israeli Statutory Waiting Periods.  At least fifty (50) days shall have elapsed after the filing of the Merger Proposal with the Companies Registrar and at least thirty (30) days shall have elapsed after the approval of the Merger by the shareholders of each of the Company and Merger Sub.

(d)           No Legal Prohibition.  No Governmental Authority of competent jurisdiction shall have (i) enacted, issued or promulgated any Law that is in effect and has the effect of making the Merger illegal or which has the effect of prohibiting or otherwise preventing the consummation of the Merger, or (ii) issued or granted any Order that has the effect of making the Merger illegal or which has the effect of prohibiting or otherwise preventing the consummation of the Merger.

Section 8.2       Conditions to the Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to consummate the Merger and the other transactions contemplated by this Agreement shall be subject to the satisfaction or waiver prior to the Effective Time of each of the following conditions, any of which may be waived exclusively by Parent:

(a)           Representations and Warranties.  Each representation and warranty of the Company set forth in Section 3.2 (Corporate Power; Enforceability) shall be true and correct in all material respects, and each representation and warranty of the Company set forth in Section 3.6(a) (Company Capitalization) and each of the representations and warranties of the Company concerning the number of Company Options and Company RSU outstanding set forth in Section 3.6(b) (Company Capitalization) shall be true and correct in all respects subject to de minimis inaccuracies, in each case on and as of the Closing Date with the same force and effect as if made on and as of such date, except (i) for changes contemplated by this Agreement, and (ii) for those representations and warranties that address matters only as of a particular date, which representations and warranties shall have been true and correct in accordance with the applicable standard set forth above as of such particular date. The other representations and warranties of the Company set forth in this Agreement shall be true and correct on and as of the Closing Date with the same force and effect as if made on and as of such date, except (i) for any failure to be so true and correct which has not had individually or in the aggregate, a Company Material Adverse Effect, (ii) for changes contemplated by this Agreement, and (iii) for those representations and warranties that address matters only as of a particular date, which representations and warranties shall have been true and correct as of such particular date, except for any failure to be so true and correct as of such particular date which has not had, individually or in the aggregate, a Company Material Adverse Effect; provided, however, that, solely for purposes of determining the accuracy of the representations and warranties of the Company set forth in this Agreement for purposes of this clause (ii) of Section 8.2(a), all “Company Material Adverse Effect” qualifications set forth in such representations and warranties (other than Section 3.11(c)) shall be disregarded.

(b)           Performance of Obligations of the Company.  The Company shall have performed in all material respects the obligations that are to be performed by it under this Agreement at or prior to the Effective Time.

(c)           Officer’s Certificate of the Company.  Parent and Merger Sub shall have received a certificate of the Company, validly executed for and on behalf of the Company and in its name by a duly authorized officer thereof, certifying that the conditions set forth in Section 8.2(a) and Section 8.2(b) have been satisfied.

(d)           Company Material Adverse Effect.  There shall not have occurred any event, change, effect or development that, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect following the execution and delivery of this Agreement.

Section 8.3       Conditions to the Company’s Obligations to Effect the Merger. The obligations of the Company to consummate the Merger and the other transactions contemplated by this Agreement shall be subject to the satisfaction or waiver prior to the Effective Time of each of the following conditions, any of which may be waived exclusively by the Company:

(a)           Representations and Warranties.  The representations and warranties of the Parent and Merger Sub set forth in Section 4.2 (Corporate Power; Enforceability) shall be true and correct in all material respects on and as of the Closing Date with the same force and effect as if made on and as of such date, except (i) for changes contemplated by this Agreement, and (ii) for those representations and warranties that address matters only as of a particular date, which representations and warranties shall have been true and correct in all material respects as of such particular date. The other representations and warranties of Parent and Merger Sub set forth in this Agreement shall be true and correct on and as of the Closing Date with the same force and effect as if made on and as of such date, except (i) for any failure to be so true and correct that would not, individually or in the aggregate, prevent or materially delay the consummation of the transactions contemplated by this Agreement or the ability of Parent and Merger Sub to fully perform their respective covenants and obligations under this Agreement, (ii) for changes contemplated by this Agreement, and (iii) for those representations and warranties that address matters only as of a particular date, which representations shall have been true and correct as of such particular date, except for any failure to be so true and correct as of such particular date that would not, individually or in the aggregate, prevent the Merger or prevent or impair the ability of Parent and Merger Sub to fully comply with and perform their respective covenants and obligations under this Agreement.

(b)           Performance of Obligations of Parent and Merger Sub.  Each of Parent and Merger Sub shall have performed in all material respects the obligations that are to be performed by Parent and Merger Sub under this Agreement at or prior to the Effective Time.

(c)           Officer’s Certificate of Parent and Merger Sub.  The Company shall have received a certificate of Parent and Merger Sub, validly executed for and on behalf of Parent and Merger Sub and in their respective names by a duly authorized officer thereof, certifying that the conditions set forth in Section 8.3(a) and Section 8.3(b) have been satisfied.

ARTICLE IX

TERMINATION, AMENDMENT AND WAIVER

Section 9.1       Termination. This Agreement may be validly terminated only as follows (it being understood and hereby agreed that this Agreement may not be terminated for any other reason or on any other basis):

(a)           at any time prior to the Effective Time (notwithstanding the prior receipt of the Company Shareholder Approval), by mutual written agreement of Parent and the Company; or

(b)           by either the Company or Parent, at any time prior to the Effective Time (notwithstanding the prior receipt of the Company Shareholder Approval), in the event that any Governmental Authority of competent jurisdiction shall have formally issued a permanent, final and non-appealable Order or any other action by any Governmental Authority permanently enjoining, restraining or otherwise prohibiting the Merger and such Order or other action shall have become final and nonappealable; provided, however, that the right to terminate this Agreement under this Section 9.1(b) shall not be available to a party if the issuance of such Order or other action was primarily due to the failure of such party to perform any of its obligations under this Agreement or under any Ancillary Agreement; or

(c)           by either the Company or Parent, at any time prior to the Effective Time (notwithstanding the prior receipt of the Company Shareholder Approval), in the event that the Effective Time shall not have occurred on or before June 8, 2014 (such date referred to herein as the “Outside Date”); provided, however, that the right to terminate this Agreement pursuant to this Section 9.1(c) shall not be available to any party hereto (i) whose actions or omissions have been a principal cause of, or primarily resulted in, the failure of the Merger to occur on or before such date and such action or failure to act constitutes a breach of this Agreement or (ii) that is in material breach of this Agreement; or

(d)           by either the Company or Parent, at any time prior to the Effective Time, in the event that the Company shall have failed to obtain the Company Shareholder Approval after the final adjournment of the Company Shareholders Meeting at which a vote is taken on the Merger; or

(e)           by the Company, at any time prior to the receipt of the Company Shareholder Approval, in order to immediately enter into a written definitive agreement with respect to a Superior Proposal pursuant to Section 5.3(c) and concurrently with the termination of this Agreement the Company pays Parent the Termination Fee pursuant to Section 9.3(b)(ii); or

(f)            by Parent, at any time prior to the Effective Time (notwithstanding the prior receipt of the Company Shareholder Approval), in the event that (i) Parent and Merger Sub have not breached any of their respective representations, warranties or covenants under this Agreement in any material respect, and (ii) the Company shall have breached any of its representations, warranties or covenants under this Agreement such that the conditions set forth in Section 8.2(a) or Section 8.2(b) would not be satisfied and shall have failed to cure, or cannot cure, such breach within twenty (20) Business Days after the Company has received written notice of such breach from Parent (it being understood that Parent shall not be permitted to terminate this Agreement pursuant to this Section 9.1(f) in respect of the breach set forth in any such written notice (A) at any time during such twenty (20) Business Day period, (B) at any time after such twenty (20) Business Day period if the Company shall have cured such breach during such twenty (20) Business Day period) or (C) at any time prior to two (2) Business Days immediately before the Outside Date with respect to any breach of any representation or warranty by the Company set forth in Article III to the extent such breach relates to actions, omissions or occurrences following the date hereof; or

(g)           by Parent, (A) at any time prior to the receipt of the Company Shareholder Approval, in the event that (i) the Company Board (or a committee thereof) shall have effected a Company Board Recommendation Change, (ii) a tender or exchange offer for Company Shares that constitutes an Acquisition Proposal (whether or not a Superior Proposal) is commenced by a Person unaffiliated with Parent and, within ten (10) Business Days after the public announcement of the commencement of such Acquisition Proposal, the Company shall not have filed a Schedule 14D-9 pursuant to Rule 14e-2 and Rule 14d-9 promulgated under the Exchange Act or Section 329 of the ICL recommending that the Company Shareholders not tender any Company Shares into such tender or exchange offer, or (iii) the Company Board (or a committee thereof) shall have recommended to the Company’s shareholders to approve the Acquisition Proposal referred to in clause (ii), or publicly announced its intention to enter into any agreement in respect of such Acquisition Proposal, and (B) at any time prior to the Effective Time, in the event that (i) the Company Board (or a committee thereof) shall have failed to reaffirm publicly its recommendation to the Company’s shareholders to approve the Merger (or, following receipt of the Company Shareholder Approval, to reaffirm its determination that the transactions contemplated by this Agreement are fair to, and in the best interests of, the Company and its shareholders) within three (3) Business Days after Parent so requests in writing (which request may be made at any time following public disclosure of an Acquisition Proposal, provided that Parent may not make more than two such requests in the aggregate following the disclosure of any Acquisition Proposal), or (ii) the Company or any of its Senior Representatives willfully and materially breaches Section 5.2 or Section 5.3; or

(h)           by the Company, at any time prior to the Effective Time (notwithstanding the prior receipt of the Company Shareholder Approval), in the event that (i) the Company has not breached any of its representations, warranties or covenants under this Agreement in any material respect and (ii) Parent or Merger Sub shall have breached any of its representations, warranties or covenants under this Agreement such that the conditions set forth in Section 8.3(a) or Section 8.3(b) would not be satisfied and shall have failed to cure, or cannot cure, such breach within twenty (20) Business Days after Parent has received written notice of such breach from the Company (it being understood that the Company shall not be permitted to terminate this Agreement pursuant to this Section 9.1(h) in respect of the breach set forth in any such written notice (A) at any time during such twenty (20) Business Day period, and (B) at any time after such twenty (20) Business Day period if Parent and Merger Sub shall have cured such breach during such twenty (20) Business Day period).

Section 9.2       Notice of Termination; Effect of Termination. Any proper and valid termination of this Agreement pursuant to Section 9.1 shall be effective immediately upon the delivery of written notice of the terminating party to the other party or parties hereto, as applicable.  In the event of the termination of this Agreement pursuant to Section 9.1, this Agreement shall be of no further force or effect without liability of any party or parties hereto, as applicable (or any director, officer, employee, affiliate, agent or other representative of such party or parties) to the other party or parties hereto, as applicable, except (a) for the terms of Section 7.8, this Section 9.2, Section 9.3 and Article X, each of which shall survive the termination of this Agreement, and (b) nothing in this Agreement shall relieve any party or parties hereto, as applicable, from liability for any fraud or willful and material breach of any representation, warranty, covenant, obligation or other provision of this Agreement.  For purposes of this Agreement, “willful breach” shall mean any act or failure to act by any person with the actual knowledge that the taking of such act or the failure to take such act would cause a breach of this Agreement.  In addition to the foregoing, no termination of this Agreement shall affect the obligations of the parties hereto set forth in the Confidentiality Agreement, all of which obligations shall survive termination of this Agreement in accordance with their terms.

Section 9.3       Fees and Expenses.

(a)           General.  Except as set forth in this Section 9.3, all fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party or parties, as applicable, incurring such expenses whether or not the Merger is consummated.

(b)           Company Payments.

(i)            The Company shall pay to Parent $36,000,000 (thirty-six million U.S. dollars) (the “Termination Fee”), by wire transfer of immediately available funds to an account or accounts designated in writing by Parent, within two (2) Business Days after demand by Parent, in the event that: (A) this Agreement is terminated by Parent or the Company pursuant to Section 9.1(d) as a result of the failure to obtain the Company Shareholder Approval, (B) after the date of this Agreement and at or prior to the date of the Company Shareholders Meeting an Acquisition Proposal shall have been publicly announced and shall not have been withdrawn or otherwise abandoned and (C) within twelve (12) months following such termination of this Agreement the Company enters into a definitive agreement to effect such Acquisition Proposal with the party that made such Acquisition Proposal, which is subsequently consummated.

(ii)           In the event that this Agreement is terminated by the Company pursuant to Section 9.1(e), the Company shall pay to Parent the Termination Fee, by wire transfer of immediately available funds to an account or accounts designated in writing by Parent, as a condition to the effectiveness of such termination.

(iii)          In the event that this Agreement is terminated by Parent pursuant to Section 9.1(g), the Company shall pay to Parent the Termination Fee, by wire transfer of immediately available funds to an account or accounts designated in writing by Parent, within two (2) Business Days after demand by Parent.

(iv)          In the event that the Company fails to pay any amount required pursuant to this Section 9.3(b) when due, such amount shall accrue interest for the period commencing on the date such amount became past due, at a rate equal to the rate of interest publicly announced by Citibank N.A. from time to time during such period, as such bank’s prime lending rate.  In addition, if the Company fails to pay such amount when due, the Company shall also pay to Parent all of Parent’s costs and expenses (including reasonable attorneys’ fees) in connection with successful efforts to collect such amounts.  The Company acknowledges that the provisions of Section 9.3(b)  are an integral part of the transactions contemplated hereby and that, without these agreements, Parent would not enter into this Agreement.

(v)          The Company shall pay to Parent the Termination Fee, by wire transfer of immediately available funds to an account or accounts designated in writing by Parent, within two (2) Business Days after demand by Parent, in the event that (A) this Agreement is terminated by the Company or Parent pursuant to Section 9.1(c) (but only if at such time Parent would not be prohibited from terminating this Agreement by the proviso in Section 9.1(c)), (B) there has been publicly disclosed after the date of this Agreement and prior to the date of termination of this Agreement an Acquisition Proposal that remains outstanding and not withdrawn as of the date of termination of this Agreement, and (C) within twelve (12) months after such termination of this Agreement, the Company enters into a negotiated definitive agreement with respect to a Qualifying Transaction or consummates a Qualifying Transaction pursuant to a negotiated definitive agreement to which the Company is a party (in each case regardless of whether the Qualifying Transaction is the Acquisition Proposal referred to in clause (ii)).  As used in this Section 9.3(b)(v), “Qualifying Transaction” means any acquisition of (x) 50% or more of the outstanding Company Shares pursuant to a merger, consolidation or other business combination, sale of shares of capital stock, tender offer or exchange offer or similar transaction involving the Company or (y) the sale of all or substantially all of the assets of the Company and its Subsidiaries, taken as a whole.

(c)           Single Payment Only.  The parties hereto acknowledge and hereby agree that in no event shall the Company be required to pay the Termination Fee on more than one occasion, whether or not the Termination Fee may be payable under more than one provision of this Agreement at the same or at different times and the occurrence of different events.

(d)           Effect of Termination Fee.  Notwithstanding anything to the contrary in this Agreement, and provided Parent has not (x) notified the Company that Parent is waiving its right to receive the Termination Fee, which notification shall occur, if at all, within five (5) Business Days following the applicable termination of this Agreement or (y) refunded (and waived its right to receive) the Termination Fee in full to the Company within five (5) Business Days following payment thereof to Parent, if the Termination Fee has been paid to Parent , Parent’s right to receive payment of the Termination Fee shall be the sole and exclusive remedy of Parent and its Affiliates and Representatives against the Company and its Affiliates and Representatives under this Agreement or arising out of or related to this Agreement or the transactions contemplated hereby, and upon payment of such amount, none of the Company or any of its Affiliates or Representatives shall have any liability or obligation relating to or arising out of this Agreement or the transactions contemplated hereby, in each case whether based on contract, tort or strict liability, by the enforcement of any assessment, by any legal or equitable proceeding, by virtue of any statute, regulation or applicable Laws or otherwise.

Section 9.4       Amendment. Subject to applicable Law and subject to the other provisions of this Agreement, this Agreement may be amended by the parties hereto at any time by execution of an instrument in writing signed on behalf of each of Parent, Merger Sub and the Company; provided, however, that in the event that the Company has received the Company Shareholder Approval, no amendment shall be made to this Agreement that requires the approval of the Company Shareholders under applicable Law without obtaining the Company Shareholder Approval of such amendment.

Section 9.5       Extension; Waiver. At any time and from time to time prior to the Effective Time, any party or parties hereto may, to the extent legally allowed and except as otherwise set forth herein, (a) extend the time for the performance of any of the obligations or other acts of the other party or parties hereto, as applicable, (b) waive any inaccuracies in the representations and warranties made to such party or parties hereto contained herein or in any document delivered pursuant hereto and (c) waive compliance with any of the agreements or conditions for the benefit of such party or parties hereto contained herein.  Any agreement on the part of a party or parties hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party or parties, as applicable.  Any delay in exercising any right under this Agreement shall not constitute a waiver of such right.

ARTICLE X

GENERAL PROVISIONS

Section 10.1     Survival of Representations, Warranties and Covenants. The representations and warranties of the Company, Parent and Merger Sub contained in this Agreement shall terminate at the Effective Time, and only the covenants that by their terms survive the Effective Time shall so survive the Effective Time in accordance with their respective terms.

Section 10.2     Notices. All notices and other communications hereunder shall be in writing and shall be deemed to have been duly delivered and received hereunder (i) seven (7) Business Days after being sent by registered or certified mail, return receipt requested, postage prepaid, (ii) two (2) Business Day after being sent for next Business Day delivery, fees prepaid, via a reputable international overnight courier service, or (iii) immediately upon delivery by email, by hand or by facsimile (with a written or electronic confirmation of receipt), in each case to the intended recipient as set forth below:

(a)	if to Parent or Merger Sub to:

c/o Covidien
15 Hampshire Street
Mansfield, MA 02048
Attention:	Matthew Nicolella
Vice President - Chief Mergers & Acquisitions Counsel
Facsimile:	(508) 261-8544
email:	matthew.nicolella@covidien.com

with a copy (which shall not constitute notice) to:

Meitar Liquornik Geva Leshem Tal
16 Abba Hillel Rd.
Ramat Gan 52506,
Israel
Attention: Dan Shamgar, Advocate
Mike Rimon, Advocate
Facsimile: (972) 3-610-3111
email: dshamgar@meitar.com
mrimon@meitar.com

(b)	if to the Company, to:

Given Imaging Ltd.
2 Hacarmel Street
Yoqneam 20692
Israel
Attention:	General Counsel
Facsimile:	(972) 73-250-1552
email:	Ido.Warshavski@givenimaging.com

with copies (which shall not constitute notice) to:

Kirkland & Ellis LLP
601 Lexington Avenue
New York, NY 10022
Attention:	David Fox
Daniel Wolf
Facsimile:	+1 (212) 446-4900
email:	david.fox@kirkland.com
daniel.wolf@kirkland.com

and

Gross, Kleinhendler, Hodak, Halevy, Greenberg & Co.
One Azrieli Center, Round Building
Tel Aviv 6701101
Israel
Attention:         Eytan Greenberg
                           Shachar Hadar
Facsimile:          +972 (3) 607-4566
email:                eytan@gkh-law.com
                           shacharh@gkh-law.com

and

Ron Gazit, Rotenberg & Co. LLP
46 Rothschild Blvd., Elrov Tower, 12th Floor
Tel Aviv 66883, Israel
Attention:	Shirin H. Herzog
Facsimile:	+972 (3) 711-1700
email:	sherzog@rgr.co.il

Section 10.3     Assignment. No party may assign either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of the other parties, except that each of Merger Sub and Parent may assign, in its sole discretion and without the consent of the Company, any or all of its rights, interests and obligations hereunder to any Affiliate thereof (each, an “Assignee”). Any such Assignee may thereafter assign, in its sole discretion and without the consent of the Company, any or all of its rights, interests and obligations hereunder to one or more additional Assignees; provided, however, that in connection with any assignment to an Assignee, Parent and Merger Sub shall remain liable for the performance by Parent and Merger Sub of their obligations hereunder. Subject to the preceding sentence, this Agreement shall (i) be binding upon the parties hereto and their respective successors and permitted assigns and (ii) shall inure to the benefit of the parties hereto and their respective successors and permitted assigns.

Section 10.4     Entire Agreement.  This Agreement and the documents and instruments and other agreements among the parties hereto as contemplated by or referred to herein, including the Company Disclosure Letter and the Annexes hereto, constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof; provided, however, the Confidentiality Agreement shall not be superseded, shall survive any termination of this Agreement and shall continue in full force and effect until the earlier to occur of (a) the Effective Time and (b) the date on which the Confidentiality Agreement expires in accordance with its terms or is validly terminated by the parties thereto. EACH PARTY HERETO AGREES THAT, EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES CONTAINED IN THIS AGREEMENT, NEITHER PARENT, MERGER SUB OR ANY OF THEIR AFFILIATES, DIRECTORS, OFFICERS, EMPLOYEES OR REPRESENTATIVES, ON THE ONE HAND, NOR THE COMPANY OR ANY OF ITS AFFILIATES, DIRECTORS, OFFICERS, EMPLOYEES OR REPRESENTATIVES, ON THE OTHER HAND, MAKES ANY REPRESENTATIONS OR WARRANTIES TO THE OTHER, AND EACH PARTY HEREBY DISCLAIMS ANY OTHER REPRESENTATIONS OR WARRANTIES, EXPRESS OR IMPLIED (INCLUDING ANY IMPLIED WARRANTY OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE), OR AS TO THE ACCURACY OR COMPLETENESS OF ANY OTHER INFORMATION, MADE (OR MADE AVAILABLE) BY ITSELF OR ANY OF ITS REPRESENTATIVES, WITH RESPECT TO, OR IN CONNECTION WITH, THE NEGOTIATION, EXECUTION OR DELIVERY OF THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY, NOTWITHSTANDING THE DELIVERY OR DISCLOSURE TO THE OTHER OR THE OTHER’S REPRESENTATIVES OF ANY DOCUMENTATION OR OTHER INFORMATION WITH RESPECT TO ANY ONE OR MORE OF THE FOREGOING.

Section 10.5     Third Party Beneficiaries. This Agreement is not intended to, and shall not, confer upon any other Person any rights or remedies hereunder, except (a) as set forth in or contemplated by the terms and provisions of Section 6.1, and (b) from and after the Effective Time, the rights of holders of Company Shares and other Company Securities to receive the amounts to which they are entitled pursuant to Article II.

Section 10.6     Severability. In the event that any provision of this Agreement, or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision to other persons or circumstances will be interpreted so as reasonably to effect the intent of the parties hereto.  The parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

Section 10.7     Remedies.

(a)           Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy.

(b)           The parties hereto hereby agree that irreparable damage would occur in the event that any provision of this Agreement were not performed in accordance with its specific terms or were otherwise breached, and that money damages or other legal remedies would not be an adequate remedy for any such damages.  Accordingly, the parties hereto acknowledge and hereby agree that in the event of any breach or threatened breach by the Company, on the one hand, or Parent and/or Merger Sub, on the other hand, of any of their respective covenants or obligations set forth in this Agreement, the Company, on the one hand, and Parent and Merger Sub, on the other hand, shall be entitled to an injunction or injunctions to prevent or restrain breaches or threatened breaches of this Agreement by the other (as applicable), and to specifically enforce the terms and provisions of this Agreement to prevent breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of the other under this Agreement.  Each party hereby irrevocably and unconditionally waives any requirement for the securing or posting of any bond in connection with any such remedy.

Section 10.8     Governing Law. This Agreement and any dispute, controversy or claim arising out of, relating to or in connection with this Agreement, the negotiation, execution, existence, validity, enforceability or performance of this Agreement, or for the breach or alleged breach hereof (whether in contract, in tort or otherwise) shall be governed by and construed and enforced in accordance with the Laws of the State of Israel, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of Israel or otherwise) that would cause the application of the Laws of any other jurisdiction.

Section 10.9     Consent to Jurisdiction.

(a)           Each of the parties hereto (i) agrees that any actions or proceedings arising in connection with any dispute, controversy or claim arising under, relating to or in connection with this Agreement or the transactions contemplated hereby (including any dispute or controversy regarding the existence, validity, enforceability or breach of this Agreement), whether in contract, in tort or otherwise, shall be brought, tried and determined only in any court of competent jurisdiction located in Tel Aviv-Jaffa, Israel; (ii) irrevocably and unconditionally consents and submits itself and its properties and assets to the jurisdiction of any court located in Tel Aviv-Jaffa, Israel in the event of any such action or proceeding; (iii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court; (iv) waives any objection that it may now or hereafter have to the venue of any such action or proceeding in any such court or that such action or proceeding was brought in an inconvenient court and agrees not to plead or claim the same; and (v) agrees that it will not bring any action relating to this Agreement or the transactions contemplated hereby in any court other than the aforesaid courts.  Each of Parent, Merger Sub and the Company agrees that a final judgment in any action or proceeding in such courts as provided above shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Law.

(b)           Each of the parties hereto irrevocably consents to the service of the summons and complaint and any other process in any action or proceeding relating to the transactions contemplated by this Agreement, for and on behalf of itself or any of its properties or assets, in accordance with Section 10.2 or in such other manner as may be permitted by applicable Law, and nothing in this Section 10.9 shall affect the right of any party to serve legal process in any other manner permitted by applicable Law.

Section 10.10  Company Disclosure Letter References. The parties hereto agree that the disclosure set forth in any particular section or subsection of the Company Disclosure Letter shall be deemed to be an exception to (or, as applicable, a disclosure for purposes of) (i) the representations and warranties of the Company that are set forth in the corresponding section or subsection of this Agreement, and (ii) any other representations and warranties of the Company that are set forth in this Agreement, but in the case of this clause (ii) only if the relevance of that disclosure as an exception to (or a disclosure for purposes of) such other representations and warranties is reasonably apparent on the face of such disclosure.

Section 10.11  Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party, it being understood that all parties need not sign the same counterpart. The exchange of a fully executed Agreement (in counterparts or otherwise) by facsimile or by electronic delivery (including, without limitation, in pdf or other scan format) shall be sufficient to bind the parties to the terms and conditions of this Agreement

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be executed by their respective duly authorized officers to be effective as of the date first above written.

COVIDIEN GROUP S.À.R.L.

By:	/s/ Michelangelo Federico Stefani
Name: Michelangelo Federico Stefani
Title: General Manager

RIOJA ISRAEL (2013) LTD.

By:	/s/ Matthew J. Nicolella
Name: Matthew J. Nicolella
Title: Director

GIVEN IMAGING LTD.

By:	/s/ Nachum (Homi) Shamir
Name: Nachum (Homi) Shamir
Title: President and Chief Executive Officer

By:	/s/ Israel Makov
Name: Israel Makov
Title: Chairman

Appendix B

GUARANTY

GUARANTY dated as of December 8, 2013 (this “Guaranty”) by Covidien International Finance S.A., a company organized under the laws of Luxembourg, and having its principal place of business at Bd. Prince Henri 3b, 4th Floor, Luxembourg L-1724 (the “Guarantor”), and Given Imaging Ltd., a company organized under the laws of the State of Israel (the “Company”).

R E C ITA L S

WHEREAS, pursuant to an Agreement and Plan of Merger dated as of the date hereof (as may be amended, amended and restated, modified or otherwise supplemented from time to time, the “Merger Agreement”), among Covidien Group S.a.r.l., a company organized under the laws of Luxembourg (“Parent”), Rioja Israel (2013) Ltd., a company organized under the laws of the State of Israel and a wholly owned subsidiary of Parent (“Merger Sub”), and the Company, the Company has agreed to merge with Merger Sub, with the Company surviving such merger and becoming a subsidiary of Parent.

WHEREAS, the Guarantor is the indirect parent of Parent and Merger Sub and will directly benefit from the Merger Agreement and the consummation of the transactions contemplated thereby.

WHEREAS, in furtherance of the business purposes of the Guarantor and in consideration of, and as an inducement to the Company entering into the Merger Agreement and performing its obligations thereunder, the Guarantor desires to guaranty all obligations of Parent and Merger Sub under the Merger Agreement.

NOW, THEREFORE, based upon the foregoing, and in order to induce the Company to enter into the Merger Agreement, the Guarantor hereby agrees as follows:

ARTICLE 1

Definitions

Section 1.1. Definitions. Capitalized terms not otherwise defined in this Guaranty shall have the meanings ascribed to them in the Merger Agreement.

ARTICLE 2

The Guaranty

Section 2.1. The Guaranty. Except as expressly set forth herein, the Guarantor hereby absolutely, unconditionally and irrevocably guarantees to the Company and the Third-Party Beneficiaries (as defined below) the full and punctual payment and performance by Parent and Merger Sub of, and compliance by Parent and Merger Sub with, all or their respective representations, warranties, covenants, obligations, agreements and undertakings pursuant to, arising under or otherwise in connection with the Merger Agreement, including, without limitation, the payment of the Merger Consideration, Option Consideration and RSUs Consideration pursuant to Article II of the Merger Agreement, and the indemnification  and insurance obligations under Section 6.1 of the Merger Agreement (collectively, the “Guaranteed Obligations”), and the Guarantor hereby represents, acknowledges and agrees that any breach of, or other failure to perform, any such representation, warranty, covenant, obligation, agreement or undertaking of Parent and/or Merger Sub shall also be deemed to be a breach or failure to perform by the Guarantor, and the Company shall have the right, exercisable in its sole discretion, to pursue any and all available remedies it may have arising out of any such breach or nonperformance directly against either or both of the Guarantor, on the one hand, and Parent and Merger Sub, on the other hand, in the first instance.

Section 2.2.  Termination of Guaranty. This Guaranty shall remain in full force and effect until the earliest date on which all of the Guaranteed Obligations have been completely performed and indefeasibly paid in full.  The Guarantor’s payment of a portion, but not all, of the Guaranteed Obligations shall in no way limit, affect, modify or abridge the Guarantor’s liability, as set forth herein, for any portion of the Guaranteed Obligations that has not been completely performed or indefeasibly paid in full.  For the avoidance of doubt, this Guaranty and the Guarantor’s obligations hereunder shall survive the consummation of the Merger or the termination of the Merger Agreement.

Section 2.3.  Guaranty Unconditional.  The Guarantor agrees that the obligations of the Guarantor hereunder shall be unconditional and absolute. The obligations of the Guarantor hereunder shall in no way be affected or impaired by reason, and Guarantor waives its right to prior notice, of the happening from time to time of any of the following: (a) extensions (whether or not material) of the time for performance of all or any portion of the Guaranteed Obligations; (b) the modification or amendment in any manner (whether or not material) of the Merger Agreement or the Guaranteed Obligations; (c) any failure, delay or lack of diligence on the part of the Company, or any other Person to enforce, assert or exercise any right, privilege, power or remedy conferred on the Company or any other Person under the Merger or at law, or any action on the part of the Company or such other Person granting indulgence or extension of any kind; (d) the settlement or compromise of any Guaranteed Obligations; (e) a change of status, composition, structure or name of Parent or Merger Sub, including, without limitation, by reason of bankruptcy, liquidation, insolvency, appointment of a trustee, special manager or receiver over Parent or Merger Sub or all or a portion of their assets, merger, dissolution, consolidation or reorganization or other similar proceeding affecting the Parent or Merger Sub or their respective assets or any resulting release or discharge of any of Parent or Merger Sub’s or any other party's obligations pursuant to the Merger Agreement; and (f) the existence of any claim, set-off or other rights which the Guarantor may have at any time against Parent, Merger Sub or the Company, or any other Person, whether in connection herewith or any unrelated transactions, provided that nothing herein shall prevent the assertion of any such claim by separate suit. No change in the relations existing between the Guarantor on the one hand and Parent and Merger Sub on the other hand (directly or indirectly) shall affect the obligations of the Guarantor under this Guaranty.  Notwithstanding any provision of this Guaranty to the contrary, the Guarantor shall be entitled to assert as a defense to any claim for payment or performance of any Guaranteed Obligations that (i) such Guaranteed Obligations are not currently due and payable, (ii) such Guaranteed Obligations have been paid or performed in full or (iii) the Company (prior to the Effective Time) or relevant Third Party Beneficiary (as defined below) shall have expressly released its rights to such Guaranteed Obligations in connection with a settlement or compromise thereof.

Section 2.4.  Waivers of Notices and Defenses. The Guarantor hereby waives acceptance hereof, promptness, diligence, presentment, demand, protest and any notice not provided for herein (including without limitation notice of acceptance, presentment, demand, protest and notice of dishonor with respect to the Merger Agreement or this Guaranty), as well as any requirement that at any time any action be taken by any Person against Parent, Merger Sub or any other Person and any other right or protection to which it would otherwise be entitled pursuant to the Israeli Guarantee Law, 1967 and any regulations promulgated thereunder that can be waived, except that no payment shall be sought from the Guarantor under this Guaranty unless a notice has been served to Parent with a copy to the Guarantor and indicating an intention to claim under this Guaranty. Without limiting the generality of the foregoing, the Guarantor hereby waives any right to require, substantively or procedurally, that (a) a judgment previously be rendered against Parent, Merger Sub or any other Person except Guarantor, (b) Parent, Merger Sub or any other Person be joined in any action against the Guarantor, or (c) an action separate from one against the Guarantor be brought against Parent, Merger Sub or any Person.

Section 2.5.  Stay.  The Guarantor agrees that, notwithstanding anything to the contrary herein, if the Company is stayed upon the insolvency, bankruptcy, or reorganization of Parent or Merger Sub from exercising its rights to enforce or exercise any right or remedy with respect to any Guaranteed Obligations, or is prevented from giving any notice or demand for payment or performance or is prevented from collecting any of the Guaranteed Obligations, in any such case, by such proceeding or action, the Guarantor shall pay or render to the Company upon demand therefor the amount that would otherwise have been due had such rights and remedies been permitted to be exercised by the Company.

Section 2.6.  No Enforcement of Subrogation.  Upon making any payment or performance with respect to any Guaranteed Obligation hereunder, the Guarantor shall be subrogated to the rights of the Company against Parent or Merger Sub solely with respect to such payment or performance; provided that the Guarantor shall not enforce any payment or performance right by way of subrogation until all Guaranteed Obligations have been performed in full and all Guaranteed Obligations which constitute payment obligations have been indefeasibly paid (in cash) and performed in full.

ARTICLE 3

Representations and Warranties

Section 3.1.  The Guarantor hereby represents and warrants to the Company that (a) it is duly organized, validly existing and in good standing under the Laws of Luxembourg, (b) it has the requisite corporate or similar power and authority to execute and deliver this Guaranty and to perform its obligations hereunder, (c) the execution and delivery of this Guaranty by the Guarantor and the performance of its obligations hereunder have been duly authorized by all necessary corporate or other actions on the party of the Guarantor, (d) this Guaranty has been duly and validly executed and delivered by the Guarantor and constitutes the legal, valid and binding obligation of the Guarantor enforceable against the Guarantor in accordance with its terms, except as the enforceability thereof may be limited by bankruptcy, insolvency or other similar laws affecting the enforcement of creditors’ rights generally and by equitable principles relating to the availability of equitable remedies, (e) through one or more wholly owned Subsidiaries, the Guarantor owns all of the outstanding equity interests of Parent and Merger Sub, and (f) the execution and delivery of this Guaranty by the Guarantor  and the performance of its obligations hereunder do not and will not (i) violate or conflict with any provision of the articles of incorporation or bylaws or other organizational documents of the Guarantor, (ii) violate, conflict with, or result in the breach of or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or result in the termination of, or accelerate the performance required by, or result in a right of termination or acceleration under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, lease, license, contract, agreement or other instrument or obligation to which the Guarantor is a party or by which the Guarantor or any of its properties or assets may be bound, (iii) violate or conflict with any Law or Order applicable to the Guarantor or by which any of its properties or assets are bound or (iv) result in the creation of any Lien upon any of the properties or assets of the Guarantor, except in the case of each of clauses (ii), (iii) and (iv) above, for such violations, conflicts, defaults, terminations, accelerations or Liens which would not, individually or in the aggregate, prevent or materially delay the performance by the Guarantor of its obligations hereunder.

ARTICLE 4

Miscellaneous

Section 4.1  Notices.  All notices, requests and other communications to any party hereunder shall be in writing (including facsimile transmission or similar writing) and shall be given to such party at its address or facsimile number set forth, in the case of the Guarantor, on the signature pages hereof, or in the case of the Company, in Section 10.2 of the Merger Agreement, or such other address or telecopy number as such party may hereafter specify for the purpose by notice to the other party.  Each such notice, request or other communication shall be effective if given in the manner set forth in Section 10.2 of the Merger Agreement.

Section 4.2. Waivers. No failure or delay by the Company in exercising any right, power or privilege hereunder or under the Merger Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.  The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

Section 4.3.  Amendments and Waivers.  This Guaranty constitutes the complete agreement of the Company and the Guarantor with respect to the subject matter hereof and supersedes all prior or contemporaneous negotiations, promises, covenants, agreements or representations.  No amendment, modification, termination or waiver of any provision of this Guaranty, shall in any event be effective without the written consent of the Company and the Guarantor.

Section 4.4.  Successors and Assigns Generally.   The Guarantor may not assign or delegate its rights, interests or obligations hereunder to any other Person (except by operation of Law or to an acquiror of all or substantially all of the assets of the Guarantor) without the prior written consent of the Company, which consent shall not be unreasonably withheld or delayed; provided, that Guarantor shall not effect any sale, exchange, dividend or other distribution or liquidation of all or substantially all of its assets in one or a series of transactions that does not directly or indirectly provide for the assumption of the obligations of the Guarantor hereunder without the prior written consent of the Company, which consent shall not be unreasonably withheld or delayed.  The Company may not assign or delegate its rights, interests or obligations hereunder to any other Person (except by operation of law or to an acquiror of all or substantially all of the assets of the Company prior to the Closing) without the prior written consent of the Guarantor, which consent shall not be unreasonably withheld or delayed.  Any purported assignment that is not in accordance with this Section 4.4 shall be null and void.  This Guaranty is a continuing Guaranty and shall be binding upon the Guarantor and its permitted successors and assigns.  This Guaranty shall inure to the benefit of the Company and its permitted successors and assigns.  Nothing contained in this Guaranty shall be deemed to confer upon anyone other than the parties hereto (and their permitted successors and assigns) any right to insist upon or to enforce the performance or observance of any of the obligations contained herein; provided, however, that notwithstanding anything to the contrary in this Guaranty, (a) each Indemnified Person and each beneficiary of a D&O Insurance or Reporting Tail Endorsement shall be a third party beneficiary under this Guaranty with respect to his or her rights under Section 6.1 of the Merger Agreement, and (b) all holders of Company Shares and other Company Securities (together with the beneficiaries under clause (a), the “Third-Party Beneficiaries”) shall be third party beneficiaries under this Guaranty with respect to their rights to receive the amounts to which they are entitled pursuant to Article II of the Merger Agreement from and after the Effective Time.

Section 4.5.  Governing Law; Jurisdiction.  (a) This Guaranty and all disputes, controversy and Proceedings (as defined below) arising in whole or in part under or in connection with this Guaranty, the negotiation, execution, existence, validity, enforceability or performance of this Guaranty, or for the breach or alleged breach hereof, shall be governed by and construed in accordance with the Laws of the State of Israel, without regard to the conflicts of law principles of such state that might apply the law of another jurisdiction.

(b)           With respect to any suit, action or proceeding relating to this Guaranty (each, a “Proceeding”), the Company and the Guarantor each irrevocably and unconditionally (i) agrees, consents to be subject to the exclusive jurisdiction of any court of competent jurisdiction located in Tel Aviv-Jaffa and submits itself and its properties and assets to such courts, (ii) waives any objection which it may have at any time to the laying of venue of any Proceeding brought in any such court, waives any claim that such Proceeding has been brought in an inconvenient forum and further waives the right to object, with respect to such Proceeding, that such court does not have any jurisdiction over such party, and (iii) agrees not to bring any Proceeding relating to this Guaranty in any court other than the aforesaid courts.  The foregoing consent to jurisdiction shall not be deemed to confer rights on any Person other than the parties to this Agreement and the Third-Party Beneficiaries.  Each of the Company and the Guarantor irrevocably agrees that service of any process, summons, notice or document in accordance with Section 4.1 shall be effective service of process for any action, suit or proceeding in Israel with respect to any matters for which it has submitted to jurisdiction pursuant to this Section 4.5(b).  Notwithstanding the foregoing, a the Company or the Guarantor may commence any Proceeding in any court other than the above-named courts solely for the purpose of enforcing an order or judgment issued by any of the above-named courts.

Section 4.6. Severability. If any provision in or obligation under this Guaranty shall be invalid, illegal or unenforceable in any jurisdiction, the validity, legality and enforceability of the remaining provisions or obligations, or of such provision or obligation in any other jurisdiction, shall not in any way be affected or impaired thereby.

Section 4.7. Interpretation. Section headings in this Guaranty are included herein for convenience of reference only and shall not constitute a part of this Guaranty for any other purpose or be given any substantive effect.

[Remainder of page intentionally blank]

IN WITNESS WHEREOF, the Guarantor has executed this Guaranty by its duly authorized officer as of the date first above written.

COVIDIEN INTERNATIONAL FINANCE S.A.

By:               /s/Michelangelo F. Stefani
Name:          Michelangelo F. Stefani
Title:            Managing Director
Facsimile:    +352 (621) 252 987
Address:      Bd. Prince Henri 3b, 4th Floor
                      Luxembourg L-1724

ACKNOWLEDGED:

GIVEN IMAGING LTD.

By: /s/Nachum (Homi) Shamir
      Name: Nachum (Homi) Shamir
      Title: President and Chief Executive Officer

By: /s/ Israel Makov
      Name: Israel Makov
      Title: Chairman

Appendix C

Execution copy

VOTING AGREEMENT

THIS VOTING AGREEMENT (this “Agreement”) is made and entered into as of December 8, 2013 by and between Covidien Group S.À R.L., a Luxembourg company (“Parent”), and the undersigned shareholder (the “Shareholder”) of Given Imaging Ltd., a company organized under the laws of Israel (the “Company”).

RECITALS

A.           Simultaneously with the execution of this Agreement, the Company, Merger Sub (as defined below) and Parent are entering into an Agreement and Plan of Merger (the “Merger Agreement”), which provides for the merger (the “Merger”) of Rioja Israel (2013) Ltd., a company organized under the laws of the State of Israel and a wholly owned subsidiary of Parent (“Merger Sub”), with and into the Company, on the terms and subject to the conditions set forth therein, pursuant to which each issued and outstanding ordinary share, NIS 0.05 par value, of the Company (the “Ordinary Shares”) shall automatically be converted into and represent the right to receive the merger consideration as set forth in the Merger Agreement, on the terms and subject to the conditions set forth therein. The Shareholder has been provided with a copy of the Merger Agreement prior to its execution of this Agreement;

B.           As of the date hereof, the Shareholder is the owner of such number of Shares (as defined below) as is indicated on the signature page of this Agreement;

C.           Shareholder believes that the terms of the Merger and the Merger Agreement are fair and that it is in its best interest, as a shareholder in the Company, that the Merger be consummated;

D.           As a condition to its willingness to enter into the Merger Agreement, Parent has required that the Shareholder undertake in advance to vote its Shares in favor of the Merger; and

E.           For these reasons, and in consideration of the execution of the Merger Agreement by Parent and to enhance the likelihood that the Merger will be consummated, Shareholder, solely in its capacity as a shareholder of the Company, agrees and undertakes to vote the Shares in favor of the Merger and the approval of the Merger Agreement on the terms and subject to the conditions set forth in this Agreement.

NOW, THEREFORE, intending to be legally bound, the parties hereto agree as follows:

1.           Certain Definitions. Capitalized terms not defined herein shall have the meanings ascribed to them in the Merger Agreement.  For purposes of this Agreement:

(a) “Business Day” shall mean any day other than a Friday, Saturday, Sunday or other day on which the banks in New York or Israel are authorized by Law or executive order to be closed.

(b) “Expiration Date” shall mean the first to occur of (i) the termination of the Merger Agreement pursuant to Article IX thereof, or (ii) such date and time as the Merger shall become effective in accordance with the terms and provisions of the Merger Agreement.

(c) “Person” shall mean any (i) individual, (ii) corporation, limited liability company, partnership or other entity, or (iii) governmental authority.

(d) “Shares” shall mean: (i) all equity securities of the Company (including Ordinary Shares and all options, warrants, restricted stock and other rights to acquire Ordinary Shares) owned by the Shareholder as of the date of this Agreement; and (ii) all additional equity securities of the Company (including all additional Ordinary Shares and all additional options, warrants, restricted stock and other rights to acquire Ordinary Shares) of which the Shareholder acquires ownership during the period from the date of this Agreement through the Expiration Date or with respect to which, during such period, the Shareholder receives a voting proxy or similar voting power exercisable at the Shareholder's discretion; provided, however, that, when used with respect to the voting, consenting or taking action by or in the name of the Shareholder or any other Person acting on the Shareholder's behalf hereunder with respect to Shares, the term “Shares” shall only include the securities covered by clause (i) or (ii) that are entitled to be voted, or for which the Shareholder or any other Person acting on the Shareholder's behalf is entitled to consent or act, with respect thereto (which shall not include Shares that are subject to issuance upon the exercise of options, warrants and such other rights to acquire Ordinary Shares), and nothing herein shall require (and the Shareholder undertakes no obligation or makes no representation or warranty related to) the conversion, exercise or exchange of any security into securities entitled to be voted, or for which the Shareholder is entitled to consent or act, with respect thereto.

(e) “Transfer”.  The Shareholder shall be deemed to have effected a “Transfer” of a Share if the Shareholder: (i) sells, pledges, encumbers, grants or permits (including by not preventing where it has the power to prevent) to be sold, pledged, encumbered or granted an option or any security interest with respect to, transfers or disposes of such Share or any interest in such Share; or (ii) enters into an agreement or commitment providing for the sale of, pledge of, encumbrance of, grant of an option or any security interest  with respect to, transfer of or disposition of such  Share.

2.           Restrictions on Shares.

(a) The Shareholder shall not, directly or indirectly, during the period from the date of this Agreement through the Expiration Date, cause or permit any Transfer of any of its Shares to be effected, except for  (i) any Transfer to any other Person, including an Affiliate of the Shareholder, if (A) such Person, prior to or concurrently with such Transfer, shall have executed a voting undertaking on the same terms and conditions of this Agreement to which Parent is a beneficiary with respect to such Shares, and (B) the Shareholder shall continue to be jointly and severally liable to any breach of such voting undertaking by such other Person; or (ii) to an Affiliate of the Shareholder, if (A) upon such Transfer the Shareholder shall continue to be a beneficial owner of such Shares; and (B) the Shareholder shall continue to have the right to control the vote of such Shares in accordance with this Agreement.

(b) The Shareholder shall not, directly or indirectly during the period from the date of this Agreement through the Expiration Date, deposit (or permit the deposit of) any of its Shares in a voting trust or grant any proxy or enter into any voting agreement or similar agreement in contravention of the obligations of the Shareholder under this Agreement with respect to any such Shares. It is acknowledged that the Shareholder and Elron Electronic Industries Ltd. ("Elron") are parties to a voting agreement dated September 29, 2003 concerning the voting of the Shares, however, the Shareholder represents and warrants that nothing in such agreement contradicts or contravenes or conflicts with the terms of this Agreement and that the Shareholder shall not agree to, or reach any understanding concerning, the vote by any of the parties to such agreement which is different than the voting set forth in Section 3 hereof.

(c) The Shareholder shall not take any action that would (i) make any representation or warranty by the Shareholder in this Agreement to be untrue or incorrect; or (ii) have the effect of impairing the ability of the Shareholder to perform its obligations under this Agreement or preventing or delaying the consummation of any of the transactions contemplated hereby.

3.           Agreement to Vote Shares.  At every meeting of the shareholders of the Company called, and at every postponement or adjournment thereof, and on every action or approval by written resolution or consent of the shareholders of the Company, or in any other circumstance in which the vote, consent or other approval of the shareholders of the Company is sought (each, a “Voting Event”), until the Expiration Date, the Shareholder (solely in its capacity as such) shall be present (in person or by proxy) or cause to be present, and vote or cause to be voted, its Shares: (i) in favor of the approval of the Merger Agreement and the Merger and all the transactions contemplated by the Merger Agreement, including the Ancillary Agreements thereto; (ii) against (1) any Acquisition Proposal or Acquisition Transaction (other than the Merger Agreement or the transactions contemplated thereby, including the Merger) or any other action, proposal, agreement or transaction made in opposition to or competition with the Merger or the Merger Agreement or any document ancillary thereto, and (2) any other action, proposal, agreement or transaction that would reasonably be expected, or the effect of which would reasonably be expected to prevent, nullify, materially impede, interfere with, frustrate, delay, postpone, discourage or adversely affect the timely consummation of Merger or the other transactions contemplated by the Merger Agreement including the Ancillary Agreement thereto or the performance by the Shareholder of its obligations under this Agreement, in each case unless such Shares have already been voted pursuant to the Proxy (as defined below). Any such vote shall be cast (or consent shall be given) by the Shareholder in accordance with such procedures relating thereto so as to ensure that it is duly counted, including for purposes of determining that a quorum is present and for purposes of recording the results of such vote (or consent). Except as contemplated by this Agreement, the Shareholder (a) has not entered into, and shall not enter into at any time while this Agreement remains in effect, any voting agreement or voting trust with respect to its Shares that would prohibit, undermine, limit or otherwise adversely affect its compliance with its obligations pursuant to this Agreement, and (b) has not granted, and shall not grant at any time while this Agreement remains in effect, a proxy or power of attorney with respect to its Shares, in either case, which is inconsistent with its obligations pursuant to this Agreement.

4.           Non-Solicitation; No Effect on Fiduciary Relationship; No Other Relationship.

(a)  Between the date of this Agreement and the Expiration Date, the Shareholder shall not take any action that would constitute a violation of the provisions of Sections 5.2(a) and/or 5.2(b) of the Merger Agreement if taken by the Company, in each case with the limitations and exceptions of such provisions contemplated by Section 5.2 of the Merger Agreement that are applicable to the Company or its board of directors  (including the right to participate in discussions or negotiations on the circumstances set forth therein) being similarly applicable to the Shareholder.  Notwithstanding anything to the contrary set forth herein, neither the Shareholder nor any of its representatives shall have any liability pursuant to this Section 4(a) from and after the first to occur of (x) the Effective Time and (y) the date on which the Company has paid the Termination Fee; provided, however, that this sentence shall not limit the liability of the Shareholder for any willful breach of this Section 4(a) by the Shareholder.  For purposes of this Section 4(a), “willful breach” shall mean an act or failure to act of such person with the actual knowledge that the taking of such act or the failure to take such act would constitute a material breach of this Section 4(a).

(b)  Nothing in this Agreement or the Proxy shall restrict or limit the ability of any Person who is an officeholder or director of the Company (including, as applicable, any officeholder or director of the Company who is an Affiliate of the Shareholder) to take any action solely in his or her capacity as an officeholder or director of the Company to the extent expressly permitted by the Merger Agreement and none of such actions in such capacity shall be deemed to constitute a breach of this Agreement.  Nothing contained in this Agreement or the Proxy shall be deemed to vest in Parent or any other Person any direct or indirect ownership or incidence of ownership of or with respect to any Shares.  All rights, ownership and economic benefits of and relating to the Shares shall remain vested in and belong to the Shareholder, and neither Parent nor any other Person shall have any authority to exercise any power or authority to direct the Shareholder in the voting of any of its Shares, except as otherwise specifically provided herein.

5.   Proxy.  Concurrently with the execution and delivery of this Agreement, the Shareholder shall execute and deliver to Parent a proxy, irrevocable to the fullest extent permitted by law, in the form attached hereto as Exhibit A solely to vote its Shares in accordance with Section 3 of this Agreement, which proxy shall automatically expire upon the Expiration Date (the "Proxy").

6.   Representations and Warranties of Shareholders. The Shareholder, hereby represents, warrants and covenants to Parent and Merger Sub as follows:

(i)
the Shareholder is the owner, or otherwise entitled to direct the voting, of the Shares indicated under the Shareholder’s name on the signature page of this Agreement, and such Shares are free and clear of any Liens or adverse claims (except for such Liens arising under securities laws or for such Liens or adverse claims as would not prohibit, limit or otherwise conflict with the Shareholder’s compliance with its obligations pursuant to this Agreement). Without limiting the foregoing, except for proxies and restrictions in favor of Parent pursuant to this Agreement, and except for voting such Shares on the election of the Company's directors, the Shareholder has sole voting and dispositive power with respect to all of the Shareholder's Shares, with no restrictions on the Shareholder’s sole voting and dispositive power and no Person other than the Shareholder has any right to direct or approve the voting or disposition of any of the Shareholder's Shares. The Shareholder is not subject to any Contract that would in any way preclude, restrict, delay or prevent the consummation of the Merger and the other transactions contemplated by the Merger Agreement, and upon the Effective Time, the Shareholder shall not be subject to any such Contract.  The Shareholder does not own any securities of the Company other than the Shares indicated under the Shareholder’s name on the signature page of this Agreement. No private entity which is wholly-owned by the Shareholder owns any securities of the Company nor will any such entity own any securities of the Company as long as this Agreement is in effect. To the Shareholder's knowledge, after inquiry, as of November 26, 2013 no private entity controlled but not wholly-owned by the Shareholder (other than private entities controlled by Elron) owned any securities of the Company.

(ii)
(A) The Shareholder has full power and authority to make, enter into and carry out its obligations pursuant to the terms and conditions under this Agreement and the Proxy, and (B) the execution and delivery of this Agreement or the Proxy by the Shareholder do not, and the Shareholder’s performance of its obligations under this Agreement and the Proxy will not: (a) conflict with or violate any order, decree or judgment applicable to the Shareholder or to its Shares; or (b) result in any breach of or constitute a default (with notice or lapse of time, or both) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of any Lien on, any of its Shares pursuant to any agreement to which the Shareholder is a party or by which the Shareholder is bound or affected, except in each case as would not prohibit the Shareholder’s compliance with its obligations pursuant to this Agreement or the Proxy.

(iii)	No proxies or voting instructions relating to the Merger have been heretofore given or will be given in respect of the Shareholder's Shares, other than the Proxy.

7.           Additional Documents.  The Shareholder (in its capacity as such) and Parent hereby covenant and agree to execute and deliver any additional documents reasonably necessary to carry out the purpose and the intent of this Agreement and the Proxy.  Without limiting the generality or effect of the foregoing or any other obligation of the Shareholder hereunder, the Shareholder hereby authorizes Parent to deliver a copy of this Agreement and the Proxy to the Company and hereby agrees that the Company may rely upon such delivery as conclusively evidencing the agreements and understandings set forth herein and therein.  Prior to the Expiration Date, the Shareholder shall notify Parent promptly in writing of the acquisition of ownership of additional Shares by it or for its account after the date hereof, if any. Without limiting the foregoing, in the event of any share split, share dividend, reclassification, recapitalization or other change in the capital structure of the Company affecting the Shares, the number of Shares constituting the Shareholder's Shares shall be adjusted appropriately and this Agreement and the obligations hereunder shall attach to any additional securities issued with respect to or in exchange for such Shares.

8.           Information for Proxy Statement; Publication.  The Shareholder consents to Parent and Merger Sub publishing and disclosing in any filing required under applicable Law the Shareholder’s identity and ownership of Shares and the nature of the Shareholder’s commitments, arrangements and understandings under this Agreement and the Proxy, as well as attaching a copy of this Agreement and the Proxy as exhibits to any such filing, if required under applicable Law.  Shareholder shall not issue any press release or make any other public statement or other disclosure with respect to this Agreement, the Proxy, the Merger Agreement or the transactions contemplated hereby or thereby without the prior written consent of Parent, except as may be required of the Shareholder by applicable Law and, where such requirement under applicable Law arises, after giving Parent opportunity as practicable in the circumstances to comment on any such press release or statement and including therein such of Parent’s comments accepted by the Shareholder in its reasonable discretion. Notwithstanding the foregoing, without prior consent of Parent, the Shareholder may disseminate material substantially similar to material included in a press release or other document previously approved for public distribution by the other party.

9.           Legending of Shares; Rights Attached to the Shares. If so requested by Parent, the Shareholder agrees that its Shares shall bear a legend stating that they are subject to this Agreement and the Proxy.  Promptly after termination of this Agreement, Parent shall provide to the Company and to the Shareholder its consent that such legend shall be removed from any certificate for such Shares. Without derogating from any provisions to the contrary in this Agreement, the Proxy or the Merger Agreement, to the extent permitted under applicable Law, the provisions of this Agreement and the Shareholder's obligations hereunder shall attach to the Shareholder's Shares and shall be binding upon any Person to whom legal or beneficial ownership of the Shareholder's Shares shall pass, whether by operation of Law or otherwise, including, without limitation, the Shareholder’s administrators, liquidators, receivers, trustees, special managers, successors or other court appointed officers.

10.         Termination. This Agreement shall terminate and shall have no further force or effect as of the Expiration Date, provided that the Shareholder may terminate this Agreement by written notice to Parent in the event of an amendment of the Merger Agreement that materially adversely changes the economic rights of the Company's shareholders under the Merger Agreement (including, without limitation, any reduction in the Merger Consideration per Share, any extension of the Outside Date by more than 30 days and any increase in the Termination Fee), without the Shareholder's prior written consent thereto (which consent may not be given by any act under the Proxy); provided, however, that Section 11 shall survive any termination of this Agreement; and provided, further, that, subject to Section 4(a), the termination of this Agreement shall not relieve the Shareholder from any liability for any willful breach of this Agreement.

11.         Miscellaneous.

(a)  Severability.  If any provision of this Agreement is held to be illegal, invalid or unenforceable under any present or future Law, and if the rights or obligations of any party hereto under this Agreement will not be materially and adversely affected thereby, (i) such provision will be fully severable, (ii) this Agreement will be construed and enforced as if such provision had never comprised a part hereof, (iii) the remaining provisions of this Agreement will remain in full force and effect and will not be affected by such provision or its severance therefrom and (iv) in lieu of such provision, there will be added automatically as a part of this Agreement a legal, valid and enforceable provision as similar in terms to such provision as may be possible.

(b)  Binding Effect and Assignment.  This Agreement and the Proxy and all of the provisions hereof and thereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors, permitted assigns, liquidators, receivers, special managers, trustees and other court appointed officers but neither this Agreement nor any of the rights, interests or obligations of the parties hereto may be assigned by either of the parties without prior written consent of the other.

(c)  Amendments and Modification.  Neither this Agreement nor the Proxy may be modified, amended, altered or supplemented except upon the execution and delivery of a written agreement executed by the parties hereto.

(d)  Specific Performance; Injunctive Relief.  The parties hereto agree that irreparable damage would occur in the event that any provision of this Agreement were not performed in accordance with its specific terms or were otherwise breached.  It is accordingly agreed that each party hereto shall be entitled to seek an injunction or injunctions to prevent breaches, or threatened or imminent breaches, of this Agreement by any of the other parties hereto and to enforce specifically the terms and provisions hereof in any court having jurisdiction relating to this Agreement as provided in clause (g) hereof without the necessity of demonstrating damages or posting a bond, this being in addition to any other remedy to which each party is entitled at law or in equity.

(e)  Notices.  All notices and other communications hereunder shall be in writing and shall be deemed to have been duly delivered and received hereunder (i) four (4) Business Days after being sent by registered or certified mail, return receipt requested, postage prepaid, (ii) one (1) Business Day after being sent for next Business Day delivery, fees prepaid, via a reputable nationwide overnight courier service, or (iii) one (1) Business Day after being sent by email, by hand or by facsimile (with a written or electronic confirmation of delivery), in each case to the intended recipient as set forth below (or such other address provided in writing by the relevant party to the other party):

if to Parent, to:

c/o Covidien
15 Hampshire Street
Mansfield, MA 02048
Attention: Matthew Nicolella, Vice President - Chief Mergers & Acquisitions Counsel
Facsimile: (508) 261-8544
email: matthew.nicolella@covidien.com

with a copy (which shall not constitute notice) to

Meitar Liquornik Geva Leshem Tal
16 Abba Hillel Rd.
Ramat Gan 52506,
Israel
Attention:  Dan Shamgar, Advocate
Mike Rimon, Advocate
Facsimile: (972) 3-610-3111
email: dshamgar@meitar.com
mrimon@meitar.com

if to the Shareholder, to:

the address or facsimile number set forth on the signature page of this Agreement.

(f)  Governing Law.  This Agreement and any dispute, controversy or claim arising out of, relating to or in connection with this Agreement, the negotiation, execution, existence, validity, enforceability or performance of this Agreement, or for the breach or alleged breach thereof (whether in contract, in tort or otherwise) shall be governed by and construed and enforced in accordance with the Laws of the State of Israel, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of Israel or otherwise) that would cause the application of the Laws of any other jurisdiction.

(g) CONSENT TO JURISDICTION AND SERVICE OF PROCESS.

(i)
Each of the parties hereto (1) agrees that any actions or proceedings arising in connection with any dispute, controversy or claim arising under, relating to or in connection with this Agreement or the transactions contemplated hereby (including any dispute or controversy regarding the existence, validity, enforceability or breach of this Agreement), whether in contract, in tort or otherwise, shall be brought, tried and determined only in any court of competent jurisdiction located in Tel Aviv-Jaffa, Israel; (2) irrevocably and unconditionally consents and submits itself and its properties and assets to the jurisdiction of any court located in Tel Aviv-Jaffa, Israel in the event of any such action or proceeding; (3) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court; (4) waives any objection that it may now or hereafter have to the venue of any such action or proceeding in any such court or that such action or proceeding was brought in an inconvenient court and agrees not to plead or claim the same; and (5) agrees that it will not bring any action relating to this Agreement or the transactions contemplated hereby in any court other than the aforesaid courts.  Each of the parties hereto agrees that a final judgment in any action or proceeding in such courts as provided above shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable law.

(ii)
Each of the parties hereto irrevocably consents to the service of the summons and complaint and any other process in any action or proceeding relating to the transactions contemplated by this Agreement, for and on behalf of itself or any of its properties or assets, in accordance with Section 11(e) or in such other manner as may be permitted by applicable Law, and nothing in this Section 11(g) shall affect the right of any party to serve legal process in any other manner permitted by applicable Law.

(h) Entire Agreement.  This Agreement together with the Proxy contains the entire understanding of the parties in respect of the subject matter hereof and supersedes all prior negotiations and understandings between the parties with respect to such subject matter.

(i) Effect of Headings.  Headings of the Articles and Sections of this Agreement are for convenience of the parties only and shall be given no substantive or interpretive effect whatsoever.

 (j) Drafting.  The parties hereto have participated jointly in negotiating and drafting this Agreement.  In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

 (k) Counterparts.  This Agreement may be executed in two or more counterparts, each of which shall be deemed an original but all of which together will constitute one and the same instrument and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party, it being understood that all parties need not sign the same counterpart.  This Agreement or any counterpart may be executed and delivered by facsimile copies or delivered by electronic communications by portable document format (.pdf), each of which shall be deemed an original.

{Signatures on Next Page}

IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed and delivered on the day and year first above written.

COVIDIEN GROUP S.À R.L.

By:	/s/ Michelangelo Federico Stefani
Name: Michelangelo Federico Stefani
Title: General Manager

[signature page of the Covidien–Discount Investment voting agreement dated December 8, 2013]

IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed and delivered on the day and year first above written.

Discount Investment Corporation Ltd.

By:	/s/ Michel Dahan
Name: Michel Dahan
Title: Acting General Manager Vice President & Chief Financial Officer

By:	/s/ Raanan Cohen
Name: Raanan Cohen
Title: Vice President

Address: The Triangular Tower, 44th Floor, 3 Azrieli Center, Tel Aviv 6702301, Israel
Facsimile: +972-3-6075866
Attention: Chief Financial Officer

Shares owned:

4,719,528 Shares

EXHIBIT A
IRREVOCABLE PROXY

The undersigned hereby appoints Parent (as defined below) or another representative designated by it and each of them as my proxies and attorneys-in-fact, with full power of substitution and resubstitution, for and in the name, place and stead of the undersigned, to Vote (as defined below) all Shares (as defined below), par value NIS 0.05 per share, of Given Imaging Ltd., an Israeli company (“Company”) as follows:

(a)           FOR (i) the approval and adoption of the Agreement and Plan of Merger, dated as of December 8, 2013 (the “Merger Agreement”), by and among the Company, Rioja Israel (2013) Ltd., an Israeli company and a wholly-owned subsidiary of Parent (“Merger Sub”), and Covidien Group S.À R.L., a Luxembourg company (“Parent”) and (ii) the approval of the Merger and all the transactions contemplated by the Merger Agreement including the Ancillary Agreements thereto, and

(b)           AGAINST (1) any Acquisition Proposal or Acquisition Transaction (as defined in the Merger Agreement) other than the Merger Agreement or the transactions contemplated thereby, including the Merger, or any other action, proposal, agreement or transaction made in opposition to or competition with the Merger or the Merger Agreement or document ancillary thereto, and (2) any other action, proposal, agreement or transaction that would reasonably be expected, or the effect of which would reasonably be expected, to prevent, nullify, materially impede, interfere with, frustrate, delay, postpone, discourage or adversely affect the timely consummation of the Merger or the other transactions contemplated by the Merger Agreement including the Ancillary Agreements thereto or the performance by the undersigned of its obligations under the Voting Agreement (as defined below).

The attorneys and proxies named above may not exercise this Proxy on any other matter except as set forth in (a) and (b) above. For the avoidance of doubt, the attorneys and proxies named above are not exercising their own discretion and are merely following the voting discretion already exercised by the undersigned reflected in the Voting Agreement.  The undersigned may Vote the Shares on all other matters.

“Shares” means: (i) all equity securities of the Company (including Ordinary Shares, par value NIS 0.05 per share, of the Company and all options, warrants, restricted stock and other rights to acquire Ordinary Shares) owned by the undersigned as of the date hereof; and (ii) all additional equity securities of the Company (including all additional Ordinary Shares and all additional options, warrants, restricted stock and other rights to acquire Ordinary Shares) of which the undersigned acquires ownership during the period from the date hereof through the Expiration Date (as defined in the Voting Agreement) or with respect to which, during such period, the undersigned receives a voting proxy or similar voting power exercisable at the Shareholder's discretion; provided, however, that for purposes hereof, the term “Shares” shall only include the securities covered by clause (i) or (ii) that are entitled to be voted, or for which the undersigned or any other Person acting on the undersigned's behalf is entitled to consent or act in lieu of voting with respect thereto (which shall not include Shares that are subject to issuance upon the exercise of options, warrants and such other rights to acquire Ordinary Shares), and nothing herein shall require (and the undersigned undertakes no obligation and makes no representation or warranty related to) the conversion, exercise or exchange of any security for which the undersigned has beneficial ownership into securities entitled to be voted, or for which the undersigned or such other Person is entitled to consent or act in lieu of voting with respect thereto.

“Vote” means voting in person or by proxy in favor of or against any action, otherwise consenting or withholding consent in lieu of such voting in respect of any action or taking other action in favor of or against any action. This Proxy applies to any Vote (i) at any meeting of the shareholders of the Company, and any adjournment or postponement thereof, at which the matters described above are considered, including the Special Meeting of Shareholders of the Company to be held as soon as practicable after the date hereof or (ii) in connection with any written consent of shareholders of the Company in lieu of such voting.

This Proxy is coupled with an interest, revokes all prior proxies granted by the undersigned with respect to the matters contemplated by the Voting Agreement, and is irrevocable and may not be revoked (to the fullest extent permitted by Israeli law) until such time as the Voting Agreement (the “Voting Agreement”), dated as of December 8, 2013, among the undersigned and Parent, terminates in accordance with its terms, at which time this Proxy shall expire. All authority herein conferred shall survive the death, incapacity of or the appointment of any liquidator, receiver, trustee, special manager or any other court appointed officer to the undersigned and shall be binding upon the heirs, estate, administrators, receivers, liquidators, trustees, special managers, personal representatives, successors and assigns of the undersigned.

Except as otherwise provided herein, capitalized terms that are used but not otherwise defined herein shall have the meaning assigned to such terms pursuant to the Voting Agreement.

Name of Shareholder:

Discount Investment Corporation Ltd.

/s/ Michel Dahan
Michel Dahan
Acting General Manager Vice President & Chief Financial Officer

/s/ Raanan Cohen
Raanan Cohen
Vice President

Dated: December 8, 2013

Appendix D-1

INDEMNIFICATION AGREEMENT

This Indemnification Agreement ("Agreement") is entered into by and between Given Imaging Ltd., a company incorporated under the laws of the State of Israel, with its principal offices at New Industrial Park, 2 Hacarmel Street, P.O. Box 258 Yokneam, 20692 (the "Company"), and  __________________ (the "Indemnitee"), residing at the address set forth beneath Indemnitee's signature to this Agreement, and effective as of the date Indemnitee is appointed or elected to his position with the Company.

WHEREAS, the Company desires to attract and retain the services of highly qualified individuals, such as Indemnitee, to serve the Company; and

WHEREAS, the Company and Indemnitee further recognize the risks relating to the duties and responsibilities of persons serving the Company as directors and officers and that the protection of such persons against potential liability and expenses relating to their service for and on behalf of the Company is necessary and desirable to attract and retain Indemnitee; and

WHEREAS, in view of the above, the Company desires that Indemnitee shall be indemnified and exculpated by the Company to the maximum extent permitted by law, including, without limitation, the Israeli Companies law of 1999, as amended (the “Law”), all as set forth herein.

NOW, THEREFORE, the Company and Indemnitee hereby agree as follows:

1. INDEMNIFICATION.

a.                         Without derogating from the Company’s right to indemnify the Indemnitee retroactively as permitted under the Law and the Company’s Articles, and subject to the limitations set forth in paragraph 1(b) below, the Company hereby undertakes to indemnify Indemnitee for a liability or expense incurred by or imposed on Idemnitee as a result of an action taken by Indemnitee in Indemnitee’s capacity as an office holder of the Company, to the fullest extent permitted by law, including, without limitation, as follows:

(i)           A monetary obligation imposed on, or incurred by Indemnitee in favor of another person pursuant to a judgment, including a judgment rendered in a settlement or a court approved settlement (where such settlement is approved in advance by the Company) or arbitrator's award;

(ii)          Reasonable legal costs, including attorney's fees, incurred, by Indemnitee as a result of an investigation or proceeding conducted against Indemnitee by  an authority that is authorized to conduct such investigation or proceeding, and ended without an indictment against Indemnitee and without imposing on Indemnitee any fines or similar financial obligations in lieu of a criminal proceeding, or that ended  without an indictment against Indemnitee but with imposing on Indemnitee any fines or similar financial obligations as an alternative to a criminal proceeding in respect of an offence that does not require the proof of criminal intent. For the purpose of this Agreement: "A proceeding that ended without an indictment in a matter in respect of which an investigation was conducted", means- closing the case pursuant to Section 62 of the Criminal Procedure Act [Combined Version] 5742- 1982 (the "Criminal Procedure Act") or a stay of proceedings by the Attorney General pursuant to Section 231 of the Criminal Procedure Act; "Financial obligation in lieu of a criminal proceeding", means – a financial obligation imposed by law as an alternative to a criminal proceeding, including an administrative fine pursuant to the Administrative Offenses Act 5746-1985, a fine with respect to an offense which was defined as a "finable offense" under the Criminal Procedure Act, a fine or a forfeit.

(iii)         Reasonable legal costs, including attorney's fees, incurred by Indemnitee or which Indemnitee is ordered to pay by a court, in proceedings commenced against Indemnitee by the Company or on its behalf or by another person, or in respect of a criminal charge of which Indemnitee is acquitted, or in respect of a criminal charge of which Indemnitee is convicted of an offence that does not require proof of criminal intent (such legal costs described in clauses (ii) and (iii) of this section 1, being referred to in herein as the "Costs of Litigation").

(iv)        Any other obligation or expense in respect of which it is permitted or will be permitted by law to indemnify Indemnitee.

b.                         INDEMNIFIABLE EVENT; LIMIT AMOUNTS.  For the purposes  of this section, an “Indemnifiable Event” means any event or occurrence falling, in whole or in part, within any one or more of the categories set forth in  Exhibit A to this Agreement, which are, in the Board's opinion, categories of events and circumstances that are anticipated to occur  in light  of the Company's actual activities at the time of granting the indemnification, and are related to the fact that Indemnitee is or was a director or officer of the Company, or any subsidiary of the Company (regardless of whether it was a subsidiary of the Company at the time of the event giving rise to Claim), or is or was serving at the request of the Company as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, or by reason of any action or inaction on the part of Indemnitee whilst serving in such capacity. The obligation of the Company to Indemnitee under this Agreement, together with all then pending claims for indemnification made by other directors or officers of the Company, whether under law, agreement or the Articles of the Company (in addition to any amounts that may be received by Indemnitee from an insurance company under any insurance the Company has procured for the benefit of Indemnitee),  shall not exceed the amount determined in Exhibit A (hereinafter: "Limit Amount"), except that the Company’s obligation to indemnify Indenitee for Costs of Litigation is not subject to, and will not count towards, any Limit Amount.  Such Limit Amount shall be subject to continuing review and consideration by the Company, and may be increased if the Board of Directors, with the prior approval of the Audit Committee of the Company, determines that such Limit Amount is less then an amount that can be reasonably expected to be incurred by the Indemnitee in connection with an Indemnifiable Event. The limitations set forth in this paragraph regarding the categories of events described in Exhibit A, and the Limit Amount, as defined in Exhibit A, will not apply to Costs of Litigation.

c.                         REVIEWING PARTY.  Notwithstanding the foregoing: (i) the obligations of the Company under Section 1(a) shall be subject to the condition that the Reviewing Party (as described in Section 9(e) hereof) shall not have determined (in a written opinion, in any case in which the Independent Legal Counsel referred to in Section 1(d) hereof is involved) that Indemnitee would not be permitted to be indemnified under applicable law, and (ii) the obligation of the Company to make an advance payment of Expenses to Indemnitee pursuant to Section 2(a) (an "Expense Advance") shall be subject to the condition that, if, when and to the extent that the Reviewing Party determines that Indemnitee should not be permitted to be so indemnified under applicable law, the Company shall be entitled to be reimbursed by Indemnitee (who hereby agrees to reimburse the Company) for all such amounts theretofore paid; provided, however, that if Indemnitee has commenced or thereafter commences legal proceedings to secure a determination that Indemnitee should be indemnified under applicable law, any determination made by the Reviewing Party that Indemnitee would not be permitted to be indemnified under applicable law shall not be binding and Indemnitee shall not be required to reimburse the Company for any Expense Advance until a final judicial determination is made with respect thereto as to which all rights of appeal therefrom have been exhausted or lapsed). Indemnitee's obligation to reimburse the Company for any Expense Advance shall be unsecured and no interest shall be charged thereon. If there has not been a Change in Control (as defined in Section 9(c) hereof), the Reviewing Party shall be selected by the Board of Directors, and if there has been such a Change in Control, the Reviewing Party shall be the Independent Legal Counsel referred to in Section 9(d) hereof. If there has been no determination by the Reviewing Party or if the Reviewing Party determines that Indemnitee substantively would not be permitted to be indemnified in whole or in part under applicable law, Indemnitee shall have the right to commence litigation seeking an initial determination by the court or challenging any such determination by the Reviewing Party or any aspect thereof, including the legal or factual basis therefor, and the Company hereby consents to service of process and to appear in any such proceeding. Any determination by the Reviewing Party otherwise shall be conclusive and binding on the Company and Indemnitee.

D(1) - 2

d.                          CHANGE IN CONTROL.  The Company agrees that if there is a Change in Control of the Company then with respect to all matters thereafter arising concerning the rights of Indemnitee to payments of Expense and Expense Advances under this Agreement or any other agreement or under the Company's Memorandum or Articles of Association as now or hereafter in effect, the Company shall seek legal advice only from Independent Legal Counsel (as defined in Section 9(d) hereof) selected by the Company and approved by the Indemnitee (which approval shall not be unreasonably withheld). Such counsel, among other things, shall render its written opinion to the Company and Indemnitee as to whether and to what extent Indemnitee would be permitted to be indemnified under applicable law and the Company agrees to abide by such opinion. The Company agrees to pay the reasonable fees of the Independent Legal Counsel referred to above and to fully indemnify such counsel against any and all expenses (including attorney's fees), claims, liabilities and damages arising out of or relating to this Agreement or its engagement pursuant hereto.

2. EXPENSES; INDEMNIFICATION PROCEDURE.

a.                         ADVANCEMENT OF EXPENSES.  The Company shall advance all Expenses incurred by Indemnitee. The advances to be made hereunder shall be paid by the Company to Indemnitee as soon as practicable, but in any event no later than thirty (30) days after written demand by Indemnitee therefor to the Company.

b.                         NOTICE; COOPERATION BY INDEMNITEE.  Indemnitee shall, as a condition precedent to Indemnitee's right to be indemnified under this Agreement, give the Company notice in writing as soon as practicable of any Claim made against Indemnitee for which Indemnification will or could be sought under this Agreement, provided, however, that any failure to provide such notice shall not affect Indemnitee's rights to indemnification hereunder unless and to the extent such failure to provide notice materially and adversely prejudices the Company's right to defend against such action. Notice to the Company shall be directed to the Chief Executive Officer of the Company at the address shown on the signature page of this Agreement (or such other address as the Company shall designate in writing to Indemnitee), or if the Indemnitee is then the Chief Executive Officer of the Company, such notice shall be directed to the Chairman of the Company's Board of Directors, at the same address. In addition, Indemnitee shall give the Company such information and cooperation as it may reasonably require and as shall be within Indemnitee's power.

c.                          NO PRESUMPTIONS; BURDEN OF PROOF.  For purposes of this Agreement, the termination of any Claim by judgement, order, settlement (whether with or without court approval) or conviction, or upon a plea of guilty, by itself, shall not create a presumption that Indemnitee did not meet any particular standard of conduct or have any particular belief or that a court has determined that indemnification is not permitted by applicable law. In addition, neither the failure of the Reviewing Party to have made a determination as to whether Indemnitee has met any particular standard of conduct or had any particular belief, nor an actual determination by the Reviewing Party that Indemnitee has not met such standard of conduct or did not have such belief, prior to the commencement of legal proceedings by Indemnitee to secure a judicial determination that Indemnitee should be indemnified under applicable law, shall be a defense against Indemnitee's claim or create a presumption that Indemnitee has not met any particular standard of conduct or did not have any particular belief. In connection with any determination by the Reviewing Party or otherwise as to whether the Indemnitee is entitled to be indemnified hereunder, the burden of proof shall be on the Company to establish that Indemnitee is not so entitled.

D(1) - 3

d.                         NOTICE TO INSURERS.   If, at the time of the receipt by the Company of a notice of a claim pursuant to Section 2(b) hereof, the Company has liability insurance in effect which may cover such Claim, the Company shall give prompt notice of the commencement of such Claim to the insurers in accordance with the procedures set forth in the respective policies. The Company shall thereafter take all necessary or desirable action to cause such insurers to pay, on behalf of the Indemnitee, all amounts payable as a result of such action, suit, proceeding, inquiry or investigation in accordance with the terms of such policies.

e.                         SELECTION OF COUNSEL.  In the event the Company shall be obligated hereunder to pay the Expenses of any Claim, and the Company shall have confirmed to Indemnitee in writing such obligation and that the maximum amount of Expenses that Indemnitee may incur in connection with the Claim in question will not exceed the Limit Amount,  in respect of such Claim, the Company shall be entitled to assume the defense of such Claim with counsel approved by Indemnitee, which approval shall not be unreasonably withheld, upon the delivery to Indemnitee of written notice of its election to do so. After delivery of such written confirmation and such notice, approval of such counsel by Indemnitee and the retention of such counsel by the Company, the Company will not be liable to Indemnitee under this Agreement for any fees of counsel subsequently incurred by Indemnitee with respect to the same Claim; provided, that: (i) Indemnitee shall have the right to employ Indemnitee's counsel in any such Claim at Indemnitee's expense, and (ii) if (A) the employment of counsel by Indemnitee has been previously authorized by the Company, (B) Indemnitee shall have reasonably concluded that a potential conflict of interest between the Company and Indemnitee may arise in the conduct of any such defense, or (C) the Company shall not continue to retain such counsel to defend such Claim, then the fees and expenses of Indemnitee counsel shall be at the expense of the Company. The Company shall have the right to conduct such defense as it sees fit in its sole discretion, including the right to settle any claim against Indemnitee without the consent of the Indemnitee provided, the amount of such settlement does not exceed the Limit Amount and any such settlement includes (i) a complete release discharge of indemnity, and (ii) does not contain any admittance of wrong doing by Indemnitee, and (iii) is monetary only.

3.ADDITIONAL INDEMNIFICATION RIGHTS; NONEXCLUSIVITY.

a.                          SCOPE.  In the event of any change after the date of this agreement of any applicable law, statute or rule which expands the right of a corporation of the Company's state of incorporation to indemnify a member of its board of directors or an officer, it is the intent of the parties hereto that Indemnitee shall enjoy by this Agreement the greater benefits afforded by such change. In the event of any change in any applicable law, statute or rule which narrows the right of a corporation of the Company's country or state of incorporation to indemnify a member of its board of directors or an officer, employee, agent or fiduciary, such change, to the extent not otherwise required by such law, statute or rule to be applied to this Agreement, shall have no effect on this Agreement or the parties' rights and obligations hereunder except as set forth in Section 8(a) hereof.

b.                         NONEXCLUSIVITY.  The indemnification provided by this Agreement shall be in addition to any rights to which Indemnitee may be entitled under the Company's Memorandum and Articles of Association, as may from time to time be amended or replaced, any agreement, any vote of shareholders or disinterested directors, the laws of the Company's state of incorporation, or otherwise. The indemnification provided under this Agreement shall continue as to Indemnitee for any action Indemnitee took or did not take while serving in an indemnified capacity even though Indemnitee may have ceased to serve in such capacity.

D(1) - 4

4. NO DUPLICATION OF PAYMENTS.  The Company shall not be liable under this Agreement to make any payment in connection with any Claim made against Indemnitee to the extent Indemnitee has otherwise actually received payment (under any insurance policy, the Articles or Memorandum of Association or otherwise) of the amounts otherwise Indemnifiable hereunder, except for the difference, if any, between the amounts received by the Indemnitee as aforesaid and the total Expenses incurred by Indemnitee in connection with such Claim. For the removal of any doubt, any amount received from D&O Insurance (as defined below) shall not count against any Limit Amount hereunder.

5. PARTIAL INDEMNIFICATION.  If Indemnitee is entitled under any provision of this Agreement to indemnification by the Company for some or a portion of Expenses incurred in connection with any Claim, but not, however, for all of the total amount thereof, the Company shall nevertheless indemnify Indemnitee for the portion of such Expenses to which Indemnitee is entitled herein.

6. LIABILITY INSURANCE.  As long as the Indemnitee continues to serve as a director or officer of the Company and thereafter as long as the Indemnitee may be subject to any possible proceedings, the Company shall procure directors' and officers' liability insurance to the fullest extent permitted by law ("D&O Insurance"), in such amount (per claim and per period) as the Company shall deem appropriate and in accordance to the provisions of the Law; provided, that, the Company shall have no obligation to obtain or maintain D&O Insurance if the Company determines in good faith that such insurance is not reasonably available, the premium costs for such insurance are disproportionate to the amount of coverage provided, the coverage provided by such insurance is so limited by exclusions that it provides an insufficient benefit, or the Indemnitee is covered by similar insurance maintained by a subsidiary of the Company; provided, however, that the Company shall not terminate any existing insurance coverage without notifying the Indemnitee of its intention to do so at least ninety (90) days prior to the effective date of such termination (for this purpose the non-renewal of such coverage shall be deemed as termination thereof and the effective date of such termination shall then be the expiration date of the existing coverage).

7. EXCULPATION.  To the maximum extent permitted by law, the Company hereby exculpates and releases Indemnitee from any and all liability to the Company related to any past, present and future breach by Indemnitee of his or her duty of care to the Company.

8. EXCEPTIONS.  Any other provision herein to the contrary notwithstanding, the Company shall not be obligated pursuant to the terms of this Agreement:

a.                              EXCLUDED ACTS AND OMISSIONS. To indemnify, insure or exculpate Indemnitee from or against any liability arising out of (i) Indemnitee's breach of fiduciary duty to the Company, unless Indemnitee has acted or omitted to act in good faith and had reasonable ground to believe such action will not harm the Company's interests, (ii) intentional or reckless breach by Indemnitee of his or her duty of care to the Company, or (iii) an action taken with the intention to unduly profit therefrom and  (iv) any fine or penalty payment to propitiate an offense.

b.                             CLAIMS INITIATED BY INDEMNITEE. To indemnify or advance expenses to Indemnitee with respect to Claims initiated or brought voluntarily by Indemnitee and not by way of defense, except: (i) with respect to proceedings brought to establish or enforce a right to indemnification under this Agreement or any other agreement, or insurance policy or under the Company's Memorandum or Articles of Association now or hereafter in effect relating to Claims for Indemnifiable Events, (ii) in specific cases if the Board of Directors has approved the initiation or bringing of such suit, or (iii) as otherwise required under the laws of the Company's state of incorporation, regardless of whether Indemnitee ultimately is determined to be entitled to such indemnification, advance expense payment or insurance recovery, as the case may be; or

c.                             CLAIMS UNDER SECTION 16(B).  To indemnify Indemnitee for expenses and the payment of profits arising from the purchase and sale by Indemnitee of securities in violation of Section 16(b) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or any similar applicable law of any jurisdiction.

D(1) - 5

9.     CONSTRUCTION OF CERTAIN PHRASES.

a.                         For purposes of this Agreement, references to the "Company" shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors and officers, so that if Indemnitee is or was serving at the request of such constituent corporation as a director or officer, of another corporation, partnership, joint venture, employee benefit plan, trust or other enterprise, Indemnitee shall stand in the same position under the provisions of this Agreement with respect to the resulting or surviving corporation as Indemnitee would have with respect to such constituent corporation if its separate existence had continued.

b.                         For purposes of this Agreement, references to "other enterprises" shall include employee benefit plans; and references to "serving at the request of the Company" shall include any service as a director or officer of the Company which imposes duties on, or involves services by, such director or officer an employee benefit plan, its participants or its beneficiaries; and if Indemnitee acted in good faith and in a manner Indemnitee reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan, Indemnitee shall be deemed to have acted in "good faith" and in the best interests of the Company as referred to in this Agreement.

c.                         For purposes of this Agreement, a "Change in Control" shall be deemed to have occurred if: (i) any person or entity, other than a trustee or other fiduciary holding securities under an employee benefit plan of the Company or a corporation owned directly or indirectly by the stockholders as a result of a transaction not otherwise constituting a Change in Control, is or becomes a “beneficial owners” (as defined in Rule 13d-3 under the U.S. Securities Act, 1933, as amended), of more securities of the Company  than held immediately prior to that by any other single largest shareholder of the Company; (ii) the majority of the of the directors of the Company shall have ceased to hold such office, whether without the consent of the majority of the directors or in a settlement of an election or proxy contest, or (iii) the Company consummates a merger or consolidation of the Company with any other corporation other than a merger or consolidation which would result in the voting securities of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity) more than 50% of the total voting power represented by the voting securities of the Company or the surviving entity outstanding immediately after such merger or consolidation, or (iv) the stockholders of the Company approve a plan of complete liquidation of the Company or an agreement for the sale or disposition by the Company of (in one transaction or a series of transactions) all or substantially all of the Company's assets.

d.                         For purposes of this Agreement, "Independent Legal Counsel" shall mean an attorney or firm of attorneys, selected in accordance with the provision of Section 1(d) hereof, who shall not have otherwise performed services for the company or Indemnitee within the last three years (other than with respect to matters concerning the rights of Indemnitee under this Agreement, or of other Indemnitees under similar indemnity agreements).

e.                         For purposes of this Agreement, a "Reviewing Party" shall mean any appropriate person or body consisting of a member or members of the Company's Board of Directors or any other person or body appointed by the Board of Directors who is not party to the particular Claim for which Indemnitee is seeking indemnification, or Independent Legal Counsel.

10.   COUNTERPARTS. This Agreement may be executed in one or more counterparts, each of which shall constitute an original.

D(1) - 6

11.   BINDING EFFECT; SUCCESSORS AND ASSIGNS. This Agreement shall be binding upon and inure to the benefit of and be enforceable by the parties hereto and their respective successors, assigns, including any direct or indirect successor by purchase, merger, consolidation or otherwise to all or substantially all of the business and/or assets of the Company, spouses, heirs, and personal and legal representative. The Company shall require and cause any successor (whether direct or indirect by purchase, merger, consolidation or otherwise) to all, substantially all, or a substantial part, of the business and/or assets of the Company, by written agreement, expressly to assume and agree to perform this Agreement in the same manner and to the same extent that the Company would be required to perform if no such succession had taken place. This Agreement shall continue in effect with respect to Claims relating to Indemnifiable Events regardless of whether Indemnitee continues to serve as a director or officer of the Company or any other enterprise at the Company's request.

12.   ATTORNEY'S FEES. In the event that any action is instituted by Indemnitee under this Agreement or under any liability insurance policies maintained by the Company to enforce or interpret any of the terms hereof or thereof, Indemnitee shall be entitled to be paid all reasonable expenses incurred by Indemnitee with respect to such action, regardless of whether Indemnitee is ultimately successful in such action, and shall be entitled to the advancement of Expenses with respect to such action, unless as a part of such action, a court of competent jurisdiction over such action determines that each of the material assertions made by Indemnitee as a basis for such action were not made in good faith or were frivolous. In the event of an action instituted by or in the name of the Company under this Agreement to enforce or interpret any of the terms of this Agreement, Indemnitee shall be entitled to be paid all Expenses incurred by Indemnitee in defense of such action (including costs and expenses incurred with respect to Indemnitee's counterclaims and cross-claims made in such action), and shall be entitled to the advancement of Expenses with respect to such action, unless, as a part of such action, the court having jurisdiction over such action determines that each of Indemnitee's material defenses to such action were made in bad faith or were frivolous.

13.    NOTICE. All notices and other communications required or permitted hereunder shall be in writing, shall be effective when given and shall in any event be deemed to be given: (a) five (5) business days after deposit with the applicable postal service, if delivered by first class mail, postage prepaid, (b) upon delivery, if delivered by hand, (c) one business day after the business day of deposit with overnight courier, freight prepaid, or (d) one day after the business day of delivery by facsimile transmission, if delivered by facsimile transmission, with copy by first class mail, postage prepaid, and shall be addressed if to Indemnitee, at the Indemnitee's address as set forth beneath Indemnitee's signature to this Agreement and if to the Company at the address of its principal corporate offices or at such other address as such party may designate by ten days' advance written notice to the other party hereto.

14.   CONSENT TO JURISDICTION.  The Company and Indemnitee each hereby irrevocably consent to the jurisdiction of the courts of the State of Israel for all purposes in connection with any action or proceeding which arises out of or relates to this Agreement and agree that any action instituted under this Agreement shall be commenced, prosecuted and continued only in the competent Courts of the Tel-Aviv District, which shall be the exclusive and only proper forum for adjudicating such a claim.

15.    SEVERABILITY.  The provisions of this Agreement shall be severable in the event that any of the provision hereof (including any provision within a single section, paragraph or sentence) are held by a court of competent jurisdiction to be invalid, void or otherwise unenforceable, and the remaining provisions shall remain enforceable, to the fullest extent permitted by law. Furthermore, to the fullest extent possible, the provisions of this Agreement (including, without limitations, each portion of this Agreement containing any provision held to be invalid, void or otherwise unenforceable that is not itself invalid, void or unenforceable) shall be construed so as to give effect to the intent manifested by the provision held invalid, illegal or unenforceable.

D(1) - 7

16.    CHOICE OF LAW.  This Agreement shall be governed by and its provisions construed and enforced in accordance with the laws of the State of Israel, as applied to contracts between Israeli residents, entered into and to be performed entirely within the State of Israel, without regard to the conflict of laws principles thereof or of any other jurisdiction.

17.    SUBROGATION.  In the event of payment under this Agreement, the Company shall be subrogated to the extent of such payment to all of the rights of recovery of Indemnitee, who shall execute all documents required and shall do all acts that may be necessary to secure such rights and to enable the Company effectively to bring suit to enforce such rights.

18.    AMENDMENT AND TERMINATION.  No amendment, modification, termination or cancellation of this Agreement shall be effective unless it is in writing signed by both the parties hereto. No waiver of any of the provisions of this Agreement shall be deemed or shall constitute a waiver of any other provisions hereof (whether or not similar) nor shall such waiver constitute a continuing waiver.

19.    INTEGRATION AND ENTIRE AGREEMENT.  This Agreement sets forth the entire understanding between the parties hereto and supersedes and merges all previous written and oral negotiations, commitments, understandings and agreements relating to the subject matter hereof between the parties hereto.

20.    NO CONSTRUCTION AS EMPLOYMENT AGREEMENT.  Nothing contained in this Agreement shall be construed as giving Indemnitee any right to be retained in the employ or otherwise in the service of the Company or any of its subsidiaries.

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IN WITNESS WHEREOF, the parties hereto have executed this Indemnification Agreement as of the date first above written.

GIVEN IMAGING LTD.

By:           ____________________

Address:
2 Hacarmel St.
New Industrial Park
P.O. Box 258
Yokneam, 20692
Fax: 04-9592466

AGREED TO AND ACCEPTED:

________________________
Name of Indemnitee

Address:

________________________

________________________

________________________

Fax No. ___________________

D(1) - 9

EXHIBIT A

INDEMNIFIABLE EVENTS AND LIMIT AMOUNTS

Indemnifiable Event	Limit Amount (In US$ Million)
1. Any claim or demand made by suppliers, contractors or other third parties transacting any form of business with the Company, its subsidiaries or affiliates, in the ordinary course of their respective businesses, relating to the negotiations or performance of such transactions, representations or inducements provided in connection thereto or otherwise;	40
2. Any claim or demand made in connection with any transaction not in the ordinary course of business of either the Company, its subsidiaries or affiliates or the party making such claim, including the sale, lease or purchase of any assets or business;	40
3. Any claim or demand made by employees, consultants, agents or other individuals or entities employed by or providing professional services to the Company relating to compensation owed to them or damages or liabilities suffered by them in connection with such employment or service;	40
4.           Any claim or demand made under any securities laws or by reference thereto, or related to the failure to disclose any information in the manner or time such information is required to be disclosed pursuant to such laws, or related to inadequate or inaccurate disclosure of information to shareholders, or prospective shareholders, or related to the purchasing, holding or disposition of securities of the Company or any other investment activity involving or affected by such securities, including without limitation, any of the foregoing in relation to the Company’s initial public offering of its shares;
40
5. Any claim or demand made for actual or alleged infringement, misappropriation or misuse of any third party's intellectual property rights by the Company, its subsidiaries or affiliates;	40
6. Any claim or demand made by any lenders or other creditors or for moneys borrowed by, or other indebtedness of, the Company, its subsidiaries or affiliates;	40

D(1) - 10

Indemnifiable Event	Limit Amount (In US$ Million)
7. Any claim or demand made by any third party suffering any personal injury or damage to business or personal property through any act or omission attributed to the Company, its subsidiaries or affiliates, or their respective employees, agents or other persons acting or allegedly acting on their behalf;	40
8.           Any claim or demand made directly or indirectly in connection with complete or partial failure, by the Company or any subsidiary or affiliate thereof, or their respective directors, officers and employees, to pay, report, keep applicable records or otherwise, of any foreign, federal, state, county, local, municipal or city taxes or other compulsory payments of any nature whatsoever, including, without limitation, income, sales, use, transfer, excise, value added, registration, severance, stamp, occupation, customs, duties, real property, personal property, capital stock, social security, unemployment, disability, payroll or employee withholding or other withholding, including any interest, penalty or addition thereto, whether disputed or not.
40
9. Any claim or demand made by actual or potential purchasers, holders, lessors or other users of products of the Company, or individuals treated with such products, for damages, losses or personal injuries related to such use or treatment;	40
10.         Any administrative, regulatory or judicial actions, orders, decrees, suits, demands, directives, claims, investigations, proceedings or notices of noncompliance or violation by any governmental entity or other person alleging potential responsibility or liability (including for costs of enforcement, investigation, cleanup, governmental response, removal or remediation, for natural resources damages, property damage, personal injuries or penalties or for contribution, indemnification, cost recovery, compensation or injunctive relief) arising out of, based on or related to (x) the presence of, release, spill, emission, leaking, dumping, pouring, deposit, disposal, discharge, leaching or migration into the environment (each a "Release") or threatened Release of, or exposure to, any hazardous, toxic, explosive or radioactive substances, wastes or other pollutants, including petroleum or petroleum distillates, asbestos or asbestos-containing material, polychlorinated biphenyls ("PCBs") or PCB-containing materials or equipment, radon gas, infectious or medical wastes and all other substances or wastes of any nature regulated pursuant to any environmental law, at any location, whether or not owned, operated, leased or managed by the Company or any of its subsidiaries, or (y) circumstances forming the basis of any violation of any environmental law or environmental permit, license, registration or other authorization required under applicable environmental law.
40

D(1) - 11

Indemnifiable Event	Limit Amount (In US$ Million)
11.         Any administrative, regulatory or judicial actions, orders, decrees, suits, demands, demand letters, directives, claims, liens, investigations, proceedings or notices of noncompliance or violation by any governmental entity or other person alleging the failure to comply with any statute, law, ordinance, rule, regulation, order or decree of any governmental entity applicable to the Company or any of its subsidiaries, or any of their respective businesses or operations, including, without limitation, the rules and regulations imposed or enforced by the United States Food and Drug Administration, or any similar governmental entity, or the terms and conditions of any operating certificate or licensing agreement.
40
12.         Any claim, suit, action, proceeding or demand relating to any alleged or actual breach of fiduciary or other similar duties, including, without limitation, any claims, suits, actions, proceedings or demands relating to any duty of care, duty of loyalty, duty of good faith, duty of oversight, negligence, mismanagement, waste of assets, or self dealing, whether such claims, suits, actions, proceedings or demands are brought directly, in derivative or other similar form, or otherwise by, in the name of or on behalf of the Company or any of its subsidiaries or any of their respective stakeholders
40

D(1) - 12

Indemnifiable Event	Limit Amount (In US$ Million)
13. Any claim or demand, not covered by any of the categories of events described above, which, pursuant to any applicable law, a director or officer of the Company may be held liable to any government or agency thereof, or any person or entity, in connection with actions taken by such director or officer in such capacity.	40

GLOBAL LIMITATION ON THE INDEMNIFICATION AMOUNT

At any given time, the total obligation of the Company to Indemnitee under this Agreement, together with all then pending claims for indemnification made by other directors or officers of the Company, whether under law, agreement or the Articles of the Company, in respect to one or more events sepcified in this Exhibit, will not exceed US$40,000,000 (forty million United States Dollar), and if the total of all such claims exceed such amount, then the limit amount per claim shall be pro rated among all such claims proportionately to the proven amount of each respective claim out of the aggregate amount of all proven claims.  This indemnification obligation by the Company is in addition to any amounts Indemnitee may receive from an insurance company under any insurance the Company has procured for its directors and officers.

D(1) - 13

Appendix D-2

AMENDMENT No. 1 TO INDEMNIFICATION AGREEMENT

This Amendment No. 1 to Indemnification Agreement ("Amendment") is entered into on [__________], 20__, by and between Given Imaging Ltd., a company incorporated under the laws of the State of Israel, with its principal offices at New Industrial Park, 2 Hacarmel Street, P.O. Box 258 Yokneam, 20692 (the "Company"), and [___________________] (the "Indemnitee"), residing at the address set forth beneath Indemnitee's signature to this Agreement, and effective as of the date of the Agreement.

WHEREAS, on [_____________] the Company and Indemnitee (collectively, the "Parties") have entered into an Indemnification Agreement (the "Indemnification Agreement"); and

WHEREAS, the Parties now wish to amend the Indemnification Agreement, including Exhibit A attached thereto, entitled "Indemnifiable Events and Limit Amounts" (the "Exhibit"), as set forth below and in accordance with the Company’s Compensation Policy for Office Holders;

NOW, THEREFORE, the Company and Indemnitee hereby agree as follows:

1.             Unless otherwise indicated, capitalized terms in this Amendment shall bear the meaning ascribed to such terms in the Indemnification Agreement.

2.             Section 1 of the Indemnification Agreement shall be amended such that the words “categories of” appearing twice before the word “events” in clause (b) shall be deleted and the word “categories” in the third line of clause (b) be deleted and replaced by the word “events.”

3.             Section 8 of the Indemnification Agreement shall be amended such that the words “fiduciary duty” appearing in clause (a) shall be deleted and replaced by the words “duty of loyalty.”

4.             The Exhibit of the Indemnification Agreement shall be amended in the following manner:

 a.           A new Indemnifiable Event numbered 14 shall be added to the Indemnifiable Events and Limit Amounts Table, below number 13:

14. All matters in connection with the AGREEMENT AND PLAN OF MERGER by and among Covidien Group S.À.R.L., Rioja Israel (2013) Ltd. and the Company, dated as of December 8, 2013 (as may be amended, amended and restated, modified or otherwise supplemented from time to time,, the “Merger Agreement”), including the Merger (as defined therein) and the other transactions contemplated therein and including all matters in connection with any other business combination considered or reviewed, or to be considered or reviewed, by the Company, including, without limitation, any claim, suit, action, proceeding or demand relating to any alleged or actual breach of fiduciary or other similar duties, including, without limitation, any claims, suits, actions, proceedings or demands relating to any duty of care, duty of loyalty, duty of good faith, duty of oversight, negligence, mismanagement, waste of assets, or self dealing, whether such claims, suits, actions, proceedings or demands are brought directly, in derivative or other similar form, or otherwise by, in the name of or on behalf of the Company or any of its subsidiaries or any of their respective stakeholders, in connection therewith.  In each such case, including, without limitation, in connection with documents relating to these matters, and in connection with actions (including failure to act (omission)) or decisions relating to these matters, and in connection with representations and undertakings made relating to these matters, including such representations and undertakings made towards third parties (including without limitation, Covidien Group S.À.R.L., Rioja Israel (2013) Ltd. or governmental authorities or towards the Company or anyone on its behalf (including, without limitation, advisors, such as accountants, lawyers, etc.).

The greater of (i) 25% of the Company's shareholders equity based on the most recent consolidated financial statements of the company at the time of payment and (ii) 25% of the aggregate consideration payable to all holders of Company Securities (including Company Shares, Company Options and Company RSUs) (in each case, as such term is defined in the Merger Agreement) pursuant to the Merger Agreement.

b.           The first sentence in the paragraph entitled "GLOBAL LIMITATION ON THE INDEMNIFICATION AMOUNT" (starting with the words "At any given time, the total obligation of the Company to Indemnitee…") shall be deleted and replaced with the following text:

"At any given time, the total obligation of the Company to Indemnitee under this Agreement, together with all then pending claims for indemnification made by other directors or officers of the Company, whether under law, agreement or the Articles of the Company, in respect to one or more of the Indemnifiable Events specified in this Exhibit, other than any Indemnifiable Event specified in number 14 in this Exhibit (that is subject to the separate Limit Amount specified for that Indemnifiable Event and regardless if the same could also constitute an Indemnifiable Event under any other number of this Exhibit), will not exceed US$40,000,000 (forty million United States Dollar), and if the total of all such claims exceed such amount, then the Limit Amount per claim shall be pro rated among all such claims proportionately to the proven amount of each respective claim out of the aggregate amount of all proven claims."

5.             Except as explicitly amended by this Amendment, the provisions of the Indemnification Agreement will continue in full force and effect.

6.              Sections 10, 11, 13, 14, 15, 16 and 18 of the Indemnification Agreement will apply to this Amendment mutatis mutandis.

[SIGNATURE PAGE FOLLOWS]

D(2) - 2

IN WITNESS WHEREOF, the parties hereto have executed this Amendment No.1 to Indemnification Agreement.

GIVEN IMAGING LTD.

By:           ____________________

Name:

Title:

Address:
2 Hacarmel St.
New Industrial Park
P.O. Box 258
Yokneam, 20692
Fax: 04-9592466

AGREED TO AND ACCEPTED:

________________________

[_________________]

Address:

________________________

________________________

________________________

Fax No. _________________

D(2) - 3

Appendix E

745 Seventh Avenue New York, NY 10019 United States

December 8, 2013

Board of Directors
Given Imaging Ltd.
Hermon Building, New Industrial Park
Yoqneam 20692, Israel

Members of the Board of Directors:

We understand that Given Imaging Ltd. (the “Company”) intends to enter into a transaction (the “Proposed Transaction”) with Covidien Group S.À.R.L., a Luxembourg company (“Parent”), and a subsidiary of Covidien plc (“Covidien”), pursuant to which (i) Rioja Israel (2013) Ltd., a company organized under the laws of the State of Israel and a wholly-owned subsidiary of Parent (“Merger Sub”), will be merged with and into the Company with the Company surviving the merger, and (ii) upon effectiveness of such merger, each issued and outstanding ordinary share of the Company (other than ordinary shares to be canceled pursuant to the Agreement (as defined below)) will be converted into the right to receive $30.00 per share in cash (the “Consideration”).  The terms and conditions of the Proposed Transaction are set forth in more detail in the Agreement and Plan of Merger, dated as of December 8, 2013, by and among Parent, Merger Sub and the Company (the “Agreement”).  The summary of the Proposed Transaction set forth above is qualified in its entirety by the terms of the Agreement.

We have been requested by the Board of Directors of the Company to render our opinion with respect to the fairness, from a financial point of view, to the Company’s shareholders of the Consideration to be offered to such shareholders in the Proposed Transaction.  We have not been requested to opine as to, and our opinion does not in any manner address, the Company’s underlying business decision to proceed with or effect the Proposed Transaction or the likelihood of consummation of the Proposed Transaction.  Our opinion does not address the relative merits of the Proposed Transaction as compared to any other transaction or business strategy in which the Company might engage.  In addition, we express no opinion on, and our opinion does not in any manner address, the fairness of the amount or the nature of any compensation to any officers, directors or employees of any parties to the Proposed Transaction, or any class of such persons, relative to the Consideration to be offered to the shareholders of the Company in the Proposed Transaction.

In arriving at our opinion, we reviewed and analyzed: (1) the Agreement and the specific terms of the Proposed Transaction; (2) publicly available information concerning the Company that we believe to be relevant to our analysis, including its Annual Report on Form 20-F for the fiscal year ended December 31, 2012 and quarterly financial results furnished on Form 6-K for the fiscal quarters ended March 31, 2013, June 30, 2013 and September 30, 2013; (3) financial and operating information with respect to the business, operations and prospects of the Company furnished to us by the Company, including financial projections of the Company prepared by management of the Company; (4) a trading history of the Company’s ordinary shares from December 5, 2012 to December 5, 2013 and a comparison of that trading history with those of other companies that we deemed relevant; (5) a comparison of the historical financial results and present financial condition of the Company with those of other companies that we deemed relevant; (6) a comparison of the financial terms of the Proposed Transaction with the financial terms of certain other transactions that we deemed relevant; (7) published estimates of independent research analysts with respect to the future financial performance and price targets of the Company; and (8) the results of efforts to solicit indications of interest from third parties with respect to a sale of the Company.  In addition, we have had discussions with the management of the Company concerning its business, operations, assets, liabilities, financial condition and prospects and have undertaken such other studies, analyses and investigations as we deemed appropriate.

In arriving at our opinion, we have assumed and relied upon the accuracy and completeness of the financial and other information used by us without any independent verification of such information (and have not assumed responsibility or liability for any independent verification of such information) and have further relied upon the assurances of the management of the Company that they are not aware of any facts or circumstances that would make such information inaccurate or misleading.  With respect to the financial projections of the Company, upon the advice of the Company, we have assumed that such projections have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company as to the future financial performance of the Company and that the Company will perform in accordance with such projections. We assume no responsibility for and we express no view as to any such projections or estimates or the assumptions on which they are based. In arriving at our opinion, we have not conducted a physical inspection of the properties and facilities of the Company and have not made or obtained any evaluations or appraisals of the assets or liabilities of the Company.  Our opinion necessarily is based upon market, economic and other conditions as they exist on, and can be evaluated as of, the date of this letter.  We assume no responsibility for updating or revising our opinion based on events or circumstances that may occur after the date of this letter.

We have assumed the accuracy of the representations and warranties contained in the Agreement and all agreements related thereto.  We have also assumed that the Proposed Transaction will be consummated in accordance with the terms of the Agreement without waiver, modification or amendment of any material term, condition or agreement thereof.  We understand that in connection with the Proposed Transaction, (i) Discount Investment Corporation Ltd., a shareholder of the Company (“DIC”), is entering into a Voting Agreement, dated as of December 8, 2013 (the “Voting Agreement”), pursuant to which DIC has agreed to vote in favor of the Proposed Transaction and (ii) Covidien International Finance S.A., the indirect parent of Parent and Merger Sub (“Covidien Finance”), is entering into a Guaranty, dated as of December 8, 2013, with the Company (the “Guaranty”), pursuant to which Covidien Finance will guaranty the obligations of Parent and Merger Sub in the Agreement.  We do not express any opinion as to any tax or other consequences that might result from the Proposed Transaction, the Voting Agreement or the Guaranty, nor does our opinion address any legal, tax, regulatory or accounting matters, as to which we understand that the Company has obtained such advice as it deemed necessary from qualified professionals.

Based upon and subject to the foregoing, we are of the opinion as of the date hereof that, from a financial point of view, the Consideration to be offered to the shareholders of the Company in the Proposed Transaction is fair to such shareholders.

We have acted as financial advisor to the Company in connection with the Proposed Transaction and will receive a fee for our services, a portion of which is payable upon rendering this opinion, and a substantial portion of which is contingent upon the consummation of the Proposed Transaction.  In addition, the Company has agreed to reimburse a portion of our expenses and indemnify us for certain liabilities that may arise out of our engagement.  We have performed various investment banking and financial services for the Company, DIC, Covidien and certain of their respective affiliates in the past, and expect to perform such services in the future, and have received, and expect to receive, customary fees for such services.  Specifically, in the past two years, we have performed the following investment banking and financial services for which we have received fees: (i) active joint bookrunner on Covidien’s May 2013 $750 million senior unsecured notes offering and (ii) financial advisor to an affiliate of Covidien on its $310 million acquisition of Oridion Systems in April 2012.

E - 2

Barclays Capital Inc. and its affiliates engage in a wide range of businesses from investment and commercial banking, lending, asset management and other financial and non-financial services.  In the ordinary course of our business, we and our affiliates may actively trade and effect transactions in the equity, debt and/or other securities (and any derivatives thereof) and financial instruments (including loans and other obligations) of the Company, DIC and Covidien for our own account and for the accounts of our customers and, accordingly, may at any time hold long or short positions and investments in such securities and financial instruments.

This opinion, the issuance of which has been approved by our Fairness Opinion Committee, is for the use and benefit of the Board of Directors of the Company and is rendered to the Board of Directors in connection with its consideration of the Proposed Transaction.  This opinion is not intended to be and does not constitute a recommendation to any shareholder of the Company as to how such shareholder should vote with respect to the Proposed Transaction.

Very truly yours, BARCLAYS CAPITAL INC.

E - 3